Exhibit 99.1

BUSINESS REPORT

(From January 1, 2014 to December 31, 2014)

THIS IS AN ENGLISH TRANSLATION OF THE BUSINESS REPORT ORIGINALLY PREPARED IN THE KOREAN LANGUAGE (IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SERVICES COMMISSION). THIS ENGLISH TRANSLATION IS NOT OFFICIAL AND IS PROVIDED FOR INFORMATION PURPOSES ONLY.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON BOTH CONSOLIDATED AND NONCONSOLIDATED BASES IN ACCORDANCE WITH THE KOREAN-INTERNATIONAL FINANCIAL REPORTING STANDARDS (K-IFRS) WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

BUSINESS REPORT

(From January 1, 2014 to December 31, 2014)

To:	Korean Financial Services Commission and Korea Exchange

/s/
Lee, Young-Hoon
Senior Executive Vice President
POSCO
6261 Donghaean-ro (Goedong-dong), Pohang-si, Nam-gu, Gyungsangbuk-do, Korea
Telephone: +82-54-220-0114

/s/
Noh, Min-Yong
Senior Vice President
POSCO
6261 Donghaean-ro (Goedong-dong), Pohang-si, Nam-gu, Gyungsangbuk-do, Korea
Telephone: +82-2-3457-0114

2

I. Overview	4

II. Business	10

III. Financial Statements	31

IV. Corporate Governance and Company Affiliates	35

Attachment:	Independent Auditors’ Report
(Non-consolidated and consolidated)

3

I. OVERVIEW

1. Scope of Business

A. POSCO (the “Company”)

Business	Note
(1) Production and sale of crude steel and stainless steel products	No engagement in this business during the fiscal year of 2014
(2) Port/harbor loading/unloading, warehousing and packaging
(3) Management of professional athletic organizations
(4) Power generation, renewable energy projects, liquefied natural gas logistics and exploration and other incidental businesses
(5) Real property lease business
(6) Public energy services and distribution system
(7) Marine transportation of mineral resources; domestic and overseas processing and sales of mineral resources
(8) Educational services and other incidental services
(9) Production and sale of non-ferrous metals
(10) Other businesses incidental or related, directly or indirectly, to the foregoing businesses

B. POSCO Business Group

(1)	Name of the Business Group: POSCO

(2)	Companies Belonging to the Business Group

POSCO, POSCO COATED & COLOR STEEL Co., Ltd., POSCO PLANTEC Co., Ltd., Daewoo International Corporation, POSCO ICT, POSCO CHEMTECH, POSCO M-TECH, POSCO ENGINEERING CO., Ltd., MegaAsset Co., Ltd., Busan E&E Co., Ltd., Suncheon Eco Trans Co., Ltd., SNNC, eNtoB Corporation, UITrans LRT Co. Ltd., POREKA Co., Ltd., POSMATE, POSCO Humans, POSCO ENGINEERING & CONSTRUCTION., LTD., POSCO Research Institute, POSCO A&C, POSCO AST, POSCO LED Co., Ltd., Poscoene, POSCO TMC Co., Ltd., POSCO Processing&Service, POSHIMETAL Co., Ltd., Pohang Scrap Recycling Distribution Center Co., Ltd., POSCO NIPPON STEEL RHF JOINT VENTURE CO., Ltd., Mapo Hibroad Parking co., Ltd., METAPOLIS Co., Ltd., POSCO-TERMINAL Co., Ltd., POSCO Specialty Steel Co., Ltd., POSCO ENERGY CO., LTD., POSFINE Co., Ltd., PSC Energy Global Co., Ltd., PONUTech Co., Ltd., New Altec Co., Ltd., Gale International Korea, LLC, POS-HiAL, Tamra Offshore Wind Power Co., Ltd., BLUE O&M Co., Ltd., POSCO Venture Capital Co., Ltd., POSCO ES MATERIALS, Pohang Special Welding Co., Ltd., Steel Processing and Fabricating Center Co., LTD., POSCO MITSUBISHI CARBON TECHNOLOGY, POSCO Green Gas Technology, POSPOWER CO., Ltd.

4

(a)	Changes in Companies Belonging to the Business Group

•	Exclusion of a Subsidiary: ANJEONG DISTRICT DEVELOPMENT CO., LTD. (January 9, 2014)

•	Addition of a Subsidiary: POSCO Green Gas Technology (April 1, 2014)

•	Addition of a Subsidiary: UI Trans Corporation changed the name of the company to UITrans LRT Co. Ltd. (April 2, 2014)

•	POSTECH VENTURE CAPITAL CORPORATION changed the name of the company to POSCO Venture Capital Co., Ltd. (May 13, 2014)

•	Addition of a Subsidiary: TONGYANG Power Inc. (October 1, 2014)

•	TONGYANG Power Inc. changed the name of the company to POSPOWER CO., Ltd. (November 3, 2014)

(b)	Changes in Companies Belonging to the Business Group after December 31, 2014

•	Addition of a Subsidiary: Songdo Posco family Housing. (January 2, 2015)

(3)	Related Laws and Regulations

The Korea Fair Trade Commission has designated POSCO as a company subject to the limitations on Cross Shareholding and Debt Guarantee for Affiliates under the Monopoly Regulation and Fair Trade Act (the “MRFTA”).

Details

(a)	Prohibition on Cross Shareholdings (Article 9-1 of the MRFTA)

(b)	Prohibition on Debt Guarantees for Affiliated Corporations (Article 10-2 of the MRFTA)

(c)	Prohibition on Shareholding of Venture Capitals for Subsidiaries (Article 9-3 of the MRFTA)

(d)	Limitation of Voting Rights of Finance or Insurance Companies (Article 11 of the MRFTA)

(e)	Resolution of the Board of Directors and Publication on Large-Scale Intra-Group Transaction (Article11-2 of the MRFTA)

(f)	Disclosure of Important Facts such as Unlisted Shares (Article 11-3 of the MRFTA)

(g)	Disclosure of a corporate group (Article 11-4 of the MRFTA)

(h)	Report on Status of Shareholding (Article 13 of the MRFTA)

5

2. Business Organization

A. Highlights of the Company’s Business Organization

(1)	Location of the Headquarters: 6261 Donghaean-ro (Goedong-dong), Nam-gu, Pohang-si, Gyeongsangbuk -do, Korea

(2)	Steel Works and Offices

(a)	Pohang Steel Works: 6262 Donghaean-ro (Dongchon-dong), Nam-gu, Pohang-si, Gyeongsangbuk -do, Korea

(b)	Gwangyang Steel Works: 20-26 Pokposarang-gil (Kumho-dong), Gwangyang-si, Jeollanam -do, Korea

(c)	Principal Executive Office: POSCO Center, 440 Teheran-ro (Daechi-dong), Gangnam-gu, Seoul, Korea

(d)	Overseas Offices: For the purpose of supporting international business transactions, the Company operates six overseas offices as follows:

United Arab Emirates (Dubai), European Union (Dusseldorf, Germany), Brazil (Rio de Janeiro), Mongolia (Ulaanbaatar), Australia (Perth), and Argentina.

(3)	Major Changes in the Board of Directors (as of March 13, 2015)

(a)	Inside Directors

•	New members: Oh, In-Hwan (2 years)

(b)	Outside Directors

•	New members: Bahk, Byong-Won and Kim, Joo-Hyun (3 years)

(c)	Representative Directors

•	Prior to March 13, 2015: Kwon, Oh-Joon, Kim, Jin-Il and Chang, In-Hwan

•	As of March 13, 2015: Kwon, Oh-Joon, Kim, Jin-Il and Yoon, Dong-Jun

(4)	Changes of the Major Shareholders of POSCO

(a)	National Pension Service holds the largest number of shares of POSCO.

(b)	Date of Disclosure: January 30, 2007

(For further reference, please refer to the public disclosures regarding the change of the major shareholders on January 30, 2007, July 27, 2007, January 29, 2008, July 25, 2008, January 21, 2009, March 2, 2009, July 22, 2009, October 9, 2009, January 26, 2010, July 20, 2010, January 28, 2011, July 22, 2011, January 31, 2012, August 1, 2012, February 1, 2013, August 1, 2013, January 14, 2014, January 23, 2014, July 29, 2014 and January 23, 2015)

B. Merger, Acquisition and Handover of Businesses

[None]

6

C. Major Changes in Production Facilities

Refer to the ‘II. Business (5. Production and Facilities)’

3. Equity Capital

A. New Issuance of Registered Common Stock

There was no new issuance of registered common stock in the last five years.

B. Convertible Bonds

[None]

C. Bonds with Warrant

[None]

4. Other Information Regarding Shares

A. Total Number of Shares

Authorized Shares	(As of December 31, 2014) Outstanding Shares
200,000,000	87,186,835

The currency of the Republic of Korea is Korean Won (“KRW”).
Par Value: KRW 5,000 per share

7

B. Treasury Stock Holding and Cancellation

						(As of December 31, 2014)
Method of Purchase	Type	Beginning	Increased	Decreased	Cancelled	Balance
Direct	Registered Common	7,403,211	—	209,404	—	7,193,807
Special Money Trust		—	—	—	—	—
Total		7,403,211	—	209,404	—	7,193,807

*	Beginning Balance: as of December 31, 2013
Board of Directors approved the ‘Disposal of Treasury Stocks as Employee Award’ at the Meeting held on February 7, 2013, where the execution and responsibility of the disposal of the treasury stocks was delegated to the Executive Management Committee. On January 7, 2014, the Executive Management Committee resolved its plan to dispose the treasury stocks and the actual disposal of 139 treasury stocks was completed on January 9, 2014. On April 15, 2014, the Executive Management Committee resolved its plan to dispose the treasury stocks and the actual disposal of 475 treasury stocks was completed on April 16, 2014. On July 15, 2014, the Executive Management Committee resolved its plan to dispose the treasury stocks and the disposal of 30 treasury stocks was completed on July 16, 2014. On October 21, 2014, the Executive Management Committee resolved its plan to dispose the treasury stocks and the actual disposal of 2,317 treasury stocks was completed on October 22, 2014.
Board of Directors approved the ‘Sales of treasury stock to ESOP’ at the Meeting held on November 7, 2014, and the actual disposal of 206,443 treasury stocks was completed on December 2, 2014.
Changes after December 31, 2014

On January 26, 2015, the Executive Management Committee resolved its plan to dispose the treasury stocks and the actual disposal of 40 treasury stocks was completed on January 27, 2015.

5. Voting Rights

Classification of Shares	Number of Shares	(As of December 31, 2014) Remarks
(1) Number of Outstanding Shares	87,186,835	—
(2) Shares without Voting Rights *	7,193,807	* Treasury Stocks 7,193,807 shares
(3) Shares with Voting Rights	79,993,028	—

8

6. Earnings and Dividend

			(In millions of KRW)
	2014	2013	2012
(Consolidated) Net Profit	626,099	1,376,396	2,462,081
Earnings per Share (KRW)	7,432	17,409	31,874
Cash Dividend Paid	639,527	633,192	617,956
(Consolidated) Pay-out Ratio (%)	102.1	46.0	25.1
Dividend per Share (KRW)	8,000	8,000	8,000
Dividend Yield (%)	2.90	2.45	2.27

9

II. BUSINESS

1. Overview

A. Classification of Business

We classify our business into four segments below:

Steel, Trading, Engineering & Construction, and Others.

B. Segment Results

						(In millions of KRW)
Category	2014		2013		2012
	Sales	Operating Income (Loss)	Sales	Operating Income (Loss)	Sales	Operating Income (Loss)
Steel	31.841,748	2,267,825	31,794,574	2,363,377	35,258,970	3,070,168
Trading	21,165,806	284,892	18,307,888	81,696	18,945,642	139,000
Engineering & Construction	8,119,207	446,214	6,896,838	179,186	4,675,596	9,900
Others	3,971,684	214,599	4,865,350	371,875	4,723,943	434,040
Total	65,098,445	3,213,530	61,864,650	2,996,134	63,604,151	3,653,108

2. Current Situation

1) Steel

A. Domestic Market Share

						(Millions of Tons, %)
Category	2014		2013		2012
	Production	Market share	Production	Market share	Production	Market share
Crude Steel Production	71.5	100	66.1	100	69.3	100
POSCO	37.7	52.7	36.4	55.2	38.0	54.6
Others	33.8	47.3	29.7	44.8	31.3	45.4

Source: Korea Iron and Steel Association

B. Characteristics of the Steel Market

The steel industry supplies materials to major industries such as the automobile, shipbuilding and electronic appliance industries.

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C. Summary and Prospect of New Businesses

(1)	Establishment of Steelworks in India

(a)	Company entered into a memorandum of understanding with the Orissa state government for the development of iron ore captive mines and for the development and construction of an integrated steelworks facility with an annual production capacity of 12 million tons. (June, 2005)

(1-1)	Development of Iron Ore Captive Mines

(a)	POSCO-India filed applications for mining exploration licenses for certain iron ore mines in the region of Khandadhar, Orissa (the “Khandadhar Licenses”). (September, 2005)

(b)	Orissa State Government recommended the approval of the Khandadhar Licenses on behalf of POSCO-India to the Indian central government. (December, 2006)

(c)	Indian central government denied the approval for the Khandadhar Licenses and remanded the matter to the Orissa State Government for further consideration. (July, 2007)

(d)	Orissa State Government resubmitted its recommendation for the approval of the Khandadhar Licenses on behalf of POSCO-India to the Indian central government. (January, 2009)

(e)	Orissa High Court set aside the Orissa State Government’s recommendation to grant the approval of the Khandadhar Licenses to POSCO-India. (July, 2010)

(f)	Orissa State Government filed a special leave petition with the Indian Supreme Court. (November, 2010)

(g)	Orissa State Government and POSCO-India completed the submission of the counter affidavit and the rejoinder. (October, 2011)

(h)	Indian Supreme Court resumed the trial on the merit of the case. (May, 2012)

(i)	Indian Supreme Court decided on the merit of the case. (March, 2013)

(j)	Indian Supreme Court ordered to nullify judgment of the Orissa High Court regarding the right to explore the iron ore mines in the region of Kandahar; and the Indian central government reinitiated the approval procedures for right to explore Kandahar. (May, 2013)

(1-2)	Establishment of Steelworks

(a)	Indian central government granted the approval for the environmental impact assessment for the construction of a captive port. (May, 2007)

(b)	Indian central government granted the approval for the environmental impact assessment for the construction of steel mills. (July, 2007)

(c)	Indian Supreme Court granted the transformation of the forest land with respect to 2,959 acres of the steel mill construction site. (August, 2008)

(d)	Indian central government granted the final approval for the deforestation of steel mill construction sites. (December, 2009)

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(e)	Final plans for the rehabilitation and resettlement of indigenous population were approved by the Rehabilitation and Peripheral Development Advisory Committee (constituted by the Orissa state government). (July, 2010)

(f)	Forest Advisory Committee acting under the Ministry of Environment and Forest temporarily suspended activities at the construction site pending investigation into alleged violation of the Forest Regulation Act. (August, 2010)

(g)	Ministry of Environment and Forest of the Indian central government granted a conditional approval on the construction of the steel mills and the port. (January, 2011)

(h)	Ministry of Environment and Forest of the Indian central government granted the final approval on the construction of the steel mills and the port. (May, 2011)

(i)	Company cleared the crop fields designated for the construction of its steel mill site within the state owned property. (May, 2011).

(j)	An environmental organization filed a lawsuit to nullify the approval for the environmental impact assessment in the National Green Tribunal. (August, 2011)

(k)	National Green Tribunal dismissed the lawsuit of nullifying the approval for the environmental impact assessment and ruled that the Ministry of Environment and Forest should reassess the conditions on which clearance was permitted for the project. (March, 2012)

(l)	Procurement of the possessory right over 1,704 acres of the steel mill construction site. (March, 2013)

(m)	Ministry of Environment and Forest of the Indian central government approved to gain environmental license for building the steel mill (January, 2014)

(2)	Establishment of the Steelworks in Brazil

(a)	Board of Directors resolved to invest a 20% interest in CSP Joint Venture established by POSCO, VALE S.A. and DONGKUK STEEL MILL CO., LTD. (May, 2011)

(b)	CSP Joint Venture entered into an Engineering Procurement Construction contract with POSCO E&C. (December, 2011)

(c)	Construction of a steelwork with an annual capacity of 3 million tons initiated. (September, 2012)

(d)	Build 4 pillars sustaining the furnace (March, 2014)

(3)	Establishment of POSCO-Maharashtra Pvt., Ltd.—Cold Rolling Mill in India

(a)	Board of Directors resolved to construct a cold rolled line in Maharashtra, India. (November, 2010)

(b)	Construction of a cold rolled line with an annual capacity of 1.8 million tons commenced. (November, 2011)

(c)	Commencement of a test-run of the cold rolling (December, 2013)

(d)	Completion of POSCO-Maharashtra Pvt., Ltd Cold Rolling Mill (June, 2014)

(4)	Establishment of a Continuous Galvanizing Line in Thailand

(a)	Approval of the Board of Directors (November, 2013)

(b)	Contract of the Site Sales (March, 2014)

(c)	Acquisition of the Land Use Rights (June, 2014)

12

(d)	Construction of a steelwork with an annual capacity of 0.45 million tons commenced (September, 2014)

(5)	Establishment of no.7 Continuous Galvanizing Line at Gwangyang Works

(a)	Board of Directors resolved to construct a Continuous Galvanizing Line at Gwangyang Works (December, 2014)

2) Trading

A. Market Share

			(Millions of Dollars, %)
Category	2014	2013	Growth rate
Domestic Total	572,665	559,632	2.3
Daewoo International	7,699	7,603	1.3

Source: Korea International Trade Association

B. Summary and Prospect of New Businesses

Daewoo International Corporation (“Daewoo International”) is playing a leading role in Korean export industry as the number one trading company based on its wide range of trading network worldwide including about 100 overseas trading subsidiaries, overseas branches and representative offices through intermediary trading and exporting various products including steel, non-ferrous metals, and chemical products. Moreover, Daewoo International is making tangible progress in resource development through Myanmar gas field. Daewoo International has newly entered into the food and forestry development business to secure the future food resources and green energy resources. Daewoo International will aggressively drive this successful momentum of active investment and trading by establishing plantations for agro-resources such as rice, soybean, wheat and corn as well as oil palm and afforestation businesses.

3) Engineering & Construction

A. Summary and Prospect of New Businesses

POSCO Engineering & Construction Co. Ltd. (“POSCO Engineering & Construction”), established in February 1982, is currently expanding its business areas to civil engineering, architectural works, energy, urban development and low carbon & green growth businesses. In reference to the number of the overseas contracts signed by POSCO Engineering & Construction in 2011, the business performance of the POSCO Engineering & Construction in the global market has been satisfactory.

13

POSCO ENGINEERING COMPANY CO., LTD. succeeded in the development of a management system for the global market and the Engineering, Procurement & Construction (“EPC”) business. POSCO ENGINEERING COMPANY CO., LTD. planed out its global sales strategy and stabilized its global network through its local agencies and localization strategies. Recently, POSCO ENGINEERING COMPANY CO., LTD. expanded its business markets to the countries located in Central and South America, Africa and Europe.

4) Others

A. POSCO ENERGY CO., LTD

POSCO ENERGY CO., LTD. (“POSCO ENERGY”) started its commercial operation in February, 1972 as the only privately-owned power plant in Korea. Since the early 90’s, POSCO ENERGY continuously remodeled and built additional power plants meeting the increased demand of electricity in Korea.

B. POSCO ICT

POSCO ICT has an expertise in IT and engineering, which was made in an effort to lead the trend of green growth and convergence. Based on its key technologies, POSCO ICT has been putting efforts to enhance competitiveness of the industries for 30 years, in areas such as steel, railroad/transportation, environment/energy.

POSCO ICT has selected Smart Grid energy efficiency business as the strategic business and focused to nurture it. Also the firm is pushing business to overseas, providing total solution to overseas steel mills and exporting railroad solution system. Based on its overseas network located in China India Vietnam, Indonesia, and Brazil, POSCO ICT will speed up the penetration to the local market and increase overseas order volume by expanding businesses.

C. POSCO CHEMTECH

POSCO CHEMTECH, founded in 1963, specializes in manufacturing of refractories, lime used in steel manufacturing processes as well as a wide range of chemical and environmentally friendly products. POSCO CHEMTECH provides refractories to a wide range of industries including steel, cement, and glass companies. To become a global company, POSCO CHEMTECH is currently expanding its markets to Japan, China and Indonesia. Now, POSCO CHEMTECH is preparing for the leap towards the future industries of the comprehensive chemical and carbon material

14

3. Key Products

A. Current Situation of Key Products

Business			(In hundred millions of KRW, %)
Area	Item	Specific Use	Total Sales	Ratio
Steel	Hot-rolled Product (HR)	Steel Pipe, Shipbuilding, etc.	79,223	16.0
	Cold-rolled Product (CR)	Automobile, Home Appliances, etc.	146,017	29.4
	Stainless Steel Products	Western Tableware, etc.	106,880	21.5
	By-Product	Plates, Wire Rods, etc.	163,849	33.1
	Gross Sum		495,969	100.0
	Deduction of Internal Trade		(177,552)	—
	Subtotal		318,417	—
Trading	Steel, Metal		178,631	57.2
	Chemical, Strategic Item, Energy		8,149	2.6
	Others		125,829	40.2
	Gross Sum		312,609	100.0%
	Deduction of Internal Trade		(100,951)	—
	Subtotal		211,658	—
Engineering & Construction	Domestic Construction	Architecture	19,514	18.9
		Plant	24,785	24.1
		Civil Engineering	7,378	7.2
	Overseas Construction		42,980	41.7
	Owned Construction		6,976	6.8
	Others		1,404	1.3
	Gross Sum		103,037	100.0%
	Deduction of Internal Trade		(21,845)	—
	Subtotal		81,192	—
Others	Electricity Sales, etc		70,664	100.0%
	Deduction of Internal Trade		(30,947)	—
	Subtotal		39,717	—
	Total		650,984	—

15

B. Price Fluctuation Trend of Key Products

			(In thousands of KRW/Tons, kWh)
Business Area	Products	2014	2013	2012
Steel	Hot-rolled Product (HR)	686	728	828
	Cold-rolled Product (CR)	822	877	999
Others	Electric Power	142	156	161
	Lime	112	119	105

Figures for the trading and engineering & construction businesses are not reflected on the table.

[Steel]

(1)	Criteria for Calculation

(a)	Subjects for Calculation: unit prices of the standard hot-rolled product and cold-rolled product

(b)	Calculation Method and Unit: The average price of each product based on its total sales including the freight during the given period.

(2)	Factors of Price Fluctuations

Due to the weakened global demand in steel consumption and oversupply from China, domestic and overseas steel price has decreased since the end of 2011.

[Others]

*	Criteria for Calculation

(a)	Electric Power = price of electric power/total amount of generated power

(b)	Lime: Average sales price including shipping cost

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4. Major Raw Materials

A. Current Status of Major Raw Materials

(In hundred millions of KRW)
Business Area	Type of Purchase	Item	Specific Use	Purchase Amount (Portion)	Remarks
Steel	Raw Materials	Materials for Iron-making,	Iron Ore for Blast Furnaces	106,017 (41.2%)	Iron Ore, Coal
		Sub-materials	Sub-materials for Iron-making, Steelmaking	98,341 (38.2%)	Iron Material, Alloy Iron, Non-ferrous Metal, Limestone, etc.
		Stainless Steel Materials	Key Materials for STS Production	53.093 (20.6%)	Nickel, Ferrochrome, STS Scrap Iron, etc.
Engineering & Construction	Raw Materials	Ready-mixed Concrete	Construction of Structure	1,343 (14.5%)
		Steel Pile	Foundation of Structure	78 (0.8%)
		Steel Reinforcement	Strengthening Concrete	1,435 (15.5%)
		Cable	Electricity Transfer	353 (3.8%)
		Etc.	Pipe and Structure for Construction, etc. —	6,042 (65.4%)
Others	Raw Materials	LNG	Material for Power Generation	17,163 (73.6%)
		Limestone	Production of Lime	968 (4.1%)
		Etc.	Engineering Business etc. —	5,196 (22.3%)

17

B. Price Fluctuation Trend of Major Raw Materials

			(In thousands of KRW)
Business Area	Category	2014	2013	2012
Steel	Iron Ore (per ton)	93	148	165
	Coal (per ton)	132	162	251
	Scrap Iron (per ton)	382	428	513
	Nickel (per ton)	17,769	16,455	20,211
Engineering & Construction	Ready-mixed Concrete (per m3)	59	57	57
	Steel Pile (per m)	67	70	78
	Steel Reinforcement (per kg)	1.0	1.0	0.8
	Cable (per m)	1.0	1.0	0.8
Others	LNG (per ton)	1,056	979	1,022
	Lime (per ton)	20	20	20

[Steel]

Key Factors in Price Fluctuations

(1)	Iron Ore

								(In US Dollars/Tons)
	2014 4Q	2014 3Q	2014 2Q	2014 1Q	2013 4Q	2013 3Q	2013 2Q	2013 1Q	2012
Trend of International Benchmark Price (Free On Board, “FOB”)	66	82	94	111	123	123	118	141	122

(2)	Coal

								(In US Dollars/Tons)
	2014 4Q	2014 3Q	2014 2Q	2014 1Q	20123 4Q	2013 3Q	2013 2Q	2013 1Q	2012
Trend of International Benchmark Price (FOB)	117	120	120	143	152	145	172	165	209

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(3)	Scrap Iron

								(In US Dollars/Tons)
	2014 4Q	2014 3Q	201342Q	2014 1Q	2013 4Q	2013 3Q	2013 2Q	2013 1Q	2012
Trend of Purchase Price (Cost and Freight, “CFR”)	331	376	365	379	396	367	379	421	422

(4)	Nickel

	2014 4Q	2014 3Q	2014 2Q	2014 1Q	2013 4Q	2013 3Q	2013 2Q	2013 1Q	2012
Trend of London Metal Exchange (“LME”) Cash Price	USD 7.17/lb USD 15,799/ton	USD 8.43/lb USD 18,576/ton	USD 8.37/lb USD 18,463/ton	USD 6.64/lb USD 14,645/ton	USD 6.31/lb USD 13,904/ton	USD 6.32/lb USD 13,922/ton	USD 6.78/lb USD 14,952/ton	USD 7.85/lb USD 17,309/ton	USD 7.95/lb USD 17,536/ton

[Engineering and Construction]

(1)	Criteria for Calculation

Products	Criteria for Calculation
Ready-mixed Concrete	Standard 25-210-15
Steel Pile	SPS400 406.4x7.9T
Steel Reinforcement	High Tensile Deformed Bar SD40 D10
Cable	CV 0.6/1kv 2.5mm2 2core

[Others]

(1)	Criteria for Calculation

(a)	Electric Power: purchase price of electricity from Korea Gas Corporation

*	Increase in electricity price is due to the increase of raw material cost and foreign exchange rate.

(b)	Lime: purchase price of lime and transportation fees

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5. Production and Facilities

A. Production Capacity

[Steel]

			(Thousands of Tons)
Business Area	Products	2014	2013	2012
Steel	Crude Steel	43,500	40,428	40,447

[Others]

			(MW, Thousands of Tons)
Business Area	Products		2014	2013	2012
Power Generation	Electric Power	Incheon	2,992	3,052	3,052
		Gwangyang	284	284	284
		Pohang	290	145	—
Lime	Lime		2,190	2,190	2,190

B. Production Result and Capacity Utilization Rate

[Steel]

(1)	Production

			(Thousands of Tons)
Products		2014	2013	2012
Crude Steel		41,428	38,261	39,702
Products	Hot-Rolled Products	8,124	8,109	8,670
	Plate	6,433	5,649	6,113
	Wire Rod	2,750	2,334	2,085
	Pickled-Oiled Steel Sheets	2,785	2,640	2,615
	Cold-Rolled Products	8,934	8,404	8,176
	Coated Steel	6,164	5,762	5,815
	Electrical Steel	1,253	1,125	1,173
	Stainless Steel	2,453	2,372	2,396
	Others	4,005	3,566	3,896
	Total	42,901	39,961	40,939

The amount of products is the aggregate of the amount of products of POSCO and its subsidiaries, which may include interested party transactions.

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(2)	Capacity Utilization Rate

			(Thousands of Tons)
	Company	Capacity	Production	Utilization Rate
Crude Steel Production	POSCO	38,200	37,650	98.6%
	POSCO Specialty Steel	1,200	721	60.1%
	Zhangjiagang Pohang Stainless Steel	1,100	1,154	104.9%
	PT.KRAKATAU POSCO	3,000	1,903	63.4%
	Total	43,500	41,428	95.2%

Trade and engineering & construction businesses are not reflected on the table due to difficulties in measuring capacity, production and utilization rate of such businesses.

[Others]

(1)	Production Result

		(Gwh, Thousands of Tons)
	Products	2014	2013	2012
Power Generation	Electric Power	15,442	15,983	15,751
Lime	Lime	2,383	2,364	2,454

(2)	Capacity Utilization Rate

			(hr, Thousands of Tons)
Business Area	Products		Capacity	Production	Utilization Rate
Power Generation	Electric Power	Inchon	6,788	3,989	58.8%
		Gwangyang	8,760	8,204	93.7%
		Pohang	7,159	6,258	87.4%
Lime	Lime		2,190	2,383	108.8%

21

C. Production Facilities

[Land]					(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	2,149,651	21,341	(151,053)	—	2,019,939
Trade	67,294	27,674	(33,799)	—	61,169
Engineering & Construction	52,171	149,490	(9,780)	—	191,881
Others	438,894	93,567	(4,162)	—	528,299

[Building]					(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	4,329,983	688,625	(113,434)	(331,974)	4,573,200
Trade	113,738	102,588	(109,172)	(2,452)	104,702
Engineering & Construction	43,726	119,702	(14,002)	(2,148)	147,278
Others	401,388	163,630	(252)	(30,622)	534,144

[Structures]					(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	2,552,373	394,943	(49,749)	(196,219)	2,701,348
Trade	8,642	1,469	(4,365)	(153)	5,593
Engineering & Construction	8,361	63,113	(2,007)	(1,174)	68,293
Others	215,211	57,542	(615)	(17,209)	254,929

[Machinery and Equipments]					(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	17,388,935	3,661,412	(891,418)	(1,927,843)	18,231,086
Trade	360,873	10,447	(20,336)	(17,515)	333,469
Engineering & Construction	19,367	85,049	(42,340)	(5,660)	56,416
Others	1,673,661	1,103,034	(948)	(196,833)	2,578,914

22

[Vehicles]					(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	33,726	15,901	(1,647)	(13,446)	34,534
Trade	3,949	1,267	(339)	(1,361)	3,516
Engineering & Construction	6,973	9,030	(393)	(2,607)	13,003
Others	6,385	3,160	(1,200)	(2,703)	5,642

[Tools and Fixtures]					(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	44,878	23,014	(898)	(23,486)	43,508
Trade	1,029	1,271	(7)	(609)	1,684
Engineering & Construction	1,229	16,160	(10,931)	(699)	5,759
Others	15,717	6,098	(370)	(8,327)	13,118

[Equipment]					(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	99,557	53,626	(28,573)	(35,075)	89,535
Trade	14,158	2,604	(1,319)	(5,362)	10,081
Engineering & Construction	14,773	20,515	(15,968)	(6,491)	12,829
Others	44,664	11,321	(756)	(23,892)	31,337

[Financial Lease Assets]					(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	16,569	339,777	(335,998)	(19,452)	896
Trade	24,623	1,049	(31)	(3,171)	22,470
Engineering & Construction	4,524	2,607	(1,993)	(2,943)	2,195
Others	54,808	3,970	(0)	(4,258)	54,520

[Assets under Construction]					(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	3,883,578	2,484,223	(5,159,272)	—	1,208,529
Trade	101,199	80,396	(61,739)	—	119,856
Engineering & Construction	399,383	54,924	(381,616)	—	72,691
Others	1,164,129	1,349,595	(1,408,892)	—	1,104,832

23

(2)	Major Capital Expenditures

(a)	Investments under Construction

[Steel]						(In hundred millions of KRW)
Company		Date	Project	Total Investment	Invested Amount	Amount to Be Invested
POSCO	Expansion	December, 2014~June, 2017	G)Installation of no.7 CGL	2,554	—	2,554
		July, 2008~ December, 2016	P, G) Expansion of the Capacity of the Raw Materials Treatment Facilities, etc.	27,666	17,529	10,137
	Renovation / Replacement	October, 2014 ~ June, 2016	G) Renovation of the Fifth Furnace, etc.	5,206	326	4,880
		August, 2013~ June, 2015	P) Renovation of the Second Furnace, etc.	4,387	1,086	3,301
POSCO Maharashtra Steel Private Limited	Expansion	November, 2011~ January, 2015	Establishment of a Cold- Rolling Mill in India (1.8 million ton)	7,378	7,378	—
POSCO SS VINA	Expansion	May, 2010 ~ December, 2014	Construction of Electric Arc Furnace and Section Steel/Rebar Rolling Mill (1.2 million ton)	6,391	5,881	510

P stands for Pohang Steel Works.
G stands for Gwangyang Steel Works

[Others]						(In hundred millions of KRW)
Company		Date	Project	Total Investment	Invested Amount	Amount to be Invested
POSCO Energy	Expansion	November, 2012~ January, 2015	Incheon) Establishment of a LNG Combined Cycle Power Plant #7, #8, and #9	10,630	8,728	1,902
	Expansion	March, 2013 ~ December, 2014	Establishment of Cell plant, etc.	1,029	805	224
POSCO Green Gas Technology	Expansion	April, 2014 ~ November 2015	Establishment of SNG Plant	10,500	8,175	2,325

The investments over KRW 10 billion are listed on the table while equity investment is not reflected thereon.

24

(b)	Future Investment Plans

				(In hundred millions of KRW)
Business	Company	Project		Planned Investments
				2015	2016	2017
Steel	POSCO	Expansion, Renovation and Replacement of Existing Facilities	Renovation of Existing Facilities	8,766	10,170	14,930
			Capacity Increase	448	1,956	930
	POSCO SS VINA	Expansion, Renovation and Replacement of Existing Facilities	Develop new markets	510	—	—
	SPFC	Expansion, Renovation and Replacement of Existing Facilities	Establishment of Facilities	—	120	—
			Acquisition of Land and Buildings	243	—	—
	POSCO Thainox Public Company Limited	Expansion, Renovation and Replacement of Existing Facilities	Manufacture Process	102	37	26
				14	187	—
Others	DAEWOO TEXTILE FERGANA, LLC	Expansion, Renovation and Replacement of Existing Facilities	Improvement of Productivity and Product Quality	46	48	11
	POSCO ICT	Expansion, Renovation and Replacement of Existing Facilities	Investment	338	86	—
			Development of Facilities	95	146	—
			Discover new business opportunities-	99	93	—
	POSMATE	Expansion, Renovation and Replacement of Existing Facilities	Renovation of Existing Facilities	88	71	80

The investments over KRW 10 billion are listed on the table while equity investment is not reflected thereon.

25

6. Product Sales

[Steel]		(In hundred millions of KRW)
Items		2014	2013	2012
Domestic	Hot-Rolled Products	42,090	37,828	61,723
	Cold-Rolled Products	41,939	60,509	44,404
	Stainless Steel	27,024	29,042	33,902
	Others	102,892	103,308	124,741
Export	Hot-Rolled Products	37,133	21,971	37,910
	Cold-Rolled Products	104,078	110,668	98,140
	Stainless Steel	79,856	71,356	69,138
	Others	60,957	45,554	58,730
Total	Gross Sum	495,969	480,236	528,688
	Internal Transaction	(177,552)	(162,290)	(176,098)
	Total	318,417	317,946	352,590

[Trading]		(In hundred millions of KRW)
Items		2014	2013	2012
Domestic	Merchandise Product Others	9,349 — 111	8,490 — 116	7,537 854 90
Export	Merchandise Product Others	88,947 223 596	86,296 127 145	95,062 1,426 255
Trade among Korea, China, Japan		213,383	164,020	158,911
Gross Sum		312,609	259,193	264,135
Internal Transaction		(100,951)	(76,114)	(74,679)
Total		211,658	183,079	189,456

26

[Engineering & Construction]			(In hundred millions of KRW)
Items			2014	2013	2012
Construction Contract Revenue	Domestic	Architecture Plant Civil Engineering Etc.	19,514 24,785 7,378 —	16,185 41,670 6,969 2	13,730 28,323 9,120 —
Overseas			42,980	32,039	35,704
Own Construction			6,976	7,060	2,871
Other Subsidiary company sales			1,404	3,895	7,511
Gross Sum			103,037	107,820	97,259
Internal Transaction			(21,845)	(38,852)	(50,503)
Total			81,192	68,968	46,756

[Others]	(In hundred millions of KRW)
Items	2014	2013	2012
Electric Power	39,717	48,653	47,240

7. Derivatives—Currency Forward Contracts

•	Forward Exchange contract for Indian Rupee, entered in December 2014, in order to hedge the exchange rate conversion risk. The derivative valuation of the gain would have been KRW 708 million.

27

8. Significant Contracts

Company	Contract	Date	Remarks
POSCO	Cooperation Agreement with Roy Hill Co., Ltd.	January, 2010	The purpose of the Cooperation Agreement was to obtain 15% stake in Roy Hill Holdings Pty. Ltd. which was pursuing the development of Roy Hill iron ore mine in Western Australia.
		January, 2012	POSCO decided to acquire certain additional equity interest in Roy Hill Holdings Pty. Ltd. (2nd phase), which amounts to approximately KRW 1,779 billion.
		March, 2012	POSCO entered into a contract in March 2012 to invest an additional A$ 1,495 million to increase its interest to 15% of the total outstanding and common stocks of Roy Hill Holdings Pty. Ltd.
		April, 2012	POSCO entered into a contract to dispose its 2.5% interest in the total outstanding common stocks of Roy Hill Holdings Pty. Ltd. to China Steel Corporation for A$ 305 million.
	Sales of shares in POSCO Specialty Steel Co., Ltd.	March, 2015	POSCO entered into a contract to sell its 52.3% interest in the total outstanding common stocks of POSCO Specialty Steel Co., Ltd. to SeAH Besteel Corp., Shinyoung Securities Co., Ltd., and Shinhan Investment Corp, which amounts to approximately KRW 418.5 billion.
DAEWOO INTERNATIONAL CORPORATION	Gas Sales and Purchase Agreement (“GSPA”) Regarding Shwe, Shwe Phyu and Mya gas field in Myanmar	December, 2008

1)      Contract Parties

•       Seller: Daewoo International (51%), ONGC Videsh Limited (17%), Myanmar Oil and Gas Enterprise (15%), GAIL (India) Limited (8.5%) and Korea Gas Corporation (8.5%)

•       Buyer: China National United Oil Company (“CNUOC”)

2)      Signed Date: December 24, 2008

3)      Summary of the GSPA

•       Gas produced from Shwe and Shwe Phyu gas field in Block A-1 and Mya field in Block A-3 in Myanmar will be transported via the offshore and onshore gas pipelines to CNUOC in China.

•       Gas production period is expected to be approximately 30 years.

•       Gas sales price will be fluctuated and recalculated quarterly in accordance with the contractual base price, averaged oil price and consumer price.

4)      Remarks

•       CNUOC is one of subsidiaries of China National Petroleum Corporation (“CNPC”) and CNPC guarantees CNUOC’s contractual obligations under gas sales and purchase agreement.

•       Related Public Announcements: December 2, 2008; December 3, 2008; July 23, 2008; June 4, 2008; December 5, 2007; June 5, 2007; December 7, 2006; June 8, 2006; December 8, 2005; June 9, 2005; December 10, 2004; and June 11, 2004

	Investment for Construction of Facilities (Offshore Gas Production Platform and Onshore Gas Pipelines, etc)	August, 2009

1)      Total Investment: KRW 2,095,727,800,000

2)      Purpose of Investment: construction of new facilities for gas production, processing and transportation

3)      Total Period of Investment: October 1, 2009 ~ September 30, 2014

4)      Remarks

•       Location: the north-western offshore and onshore in Myanmar

•       Main facilities: offshore platform (gas production capacity: 64,000ft3/day), offshore pipeline (diameter: 32inch, length: 110km), onshore pipeline (diameter: 40 inch, length: 825km)

•       Date of Gas Supply: May 1, 2013; daily gas production rate during the plateau period: 50,000ft3/day

•       The aforementioned investment is for the phase 1 development; the phase 2 ~ 4 developments will commence consequently approximately 10 years after the completion of the phase 1 development.

•       Main business areas: Upstream offshore business (offshore platform, subsea system), Middle stream offshore business (gas pipeline, onshore gas terminal)

•       Participants: Daewoo International (51%), ONGC Videsh Limited (17%), Myanmar Oil and Gas Enterprise (15%), GAIL (India) Limited (8.5%) and Korean Gas Corporation (8.5%)

28

	Sale of Daewoo Cement (Shandong) Company Limited	July, 2011

1)      Purpose of the Sale : sale of non-core business, divestiture and collection of long term debt

2)      Other information

•       The sale price of all of the shares of Daewoo Cement (Shandong) Company Limited has not been determined; the separate disclosure regarding the sale price of Daewoo Cement (Shandong) Company Limited will be made when such information is available.

•       The sale price of all of the shares of Daewoo Cement (Shandong) Company Limited is KRW 37,422,000,000 as of December 27, 2000. At the end of March, 2012, the book value of all of the shares of Daewoo Cement (Shandong) Company Limited was KRW 41,600 million under the K-IFRS.

•       The official sale date of all of the shares of Daewoo Cement (Shandong) Company Limited has not been determined; actual sale date of all of the shares of Daewoo Cement (Shandong) Company Limited shall be set when the condition precedents of the share purchase agreement between Daewoo Cement (Shandong) Company Limited and a purchaser are satisfied.

•       Sale agreement can be nullified when condition precedents of the contract (i.e. government approvals, etc) are not satisfied.

	Sale of Kyobo Life Insurance Co., Ltd. stake	August, 2012

1)      Purpose of the sale was to strengthen financial structure and secure the core investment plan

2)      Other information

•       The board of Directors resolved to sell the Kyobo Life Insurance Co., Ltd.’s stake, which amounts to KRW 1,205,400 million on August 8, 2012.

	Acquisition of NEATT (North East Asia Trade Tower) in Songdo, Incheon	July 2013

1)      Building

•       Name: NEATT (North East Asia Trade Tower)

•       Location: Songdo, Incheon, Korea

2)      Purchase Price: KRW 207,600,000,000 (2.8% of the total assets on consolidated basis as of the end of year 2012)

3)      Closing Date: July 31, 2014 (tentative)

4)      Miscellaneous

•       Building is expected to be purchased by Daewoo International (60%) and POSCO E&C (40%)

POSCO ENERGY	Agreement of stock acquisition	June, 2014

1)      Contract Parties: TONGYANG Cement & Energy Corp., TONGYANG Leisure, and TONGYANG Inc.

2)      Signed Date : June 25, 2014

3)      Amount : KRW 431,093 million

4)      Purpose : Agreement of stock acquisition in order to acquire 100% stake of TONGYANG Power

29

9. Research and Development

A. Research and Development (“R&D”) Organization

Business Area	Company		Organization	Staff
Steel	POSCO	POSCO’s Relevant Departments	Technical Research Laboratory	990
			New Growth Technology Strategy Department	20
			Iron and Steel Technology Strategy Department	44
			Environment and Energy Department	37
			Total	1,091
	POSCO Specialty Steel		R&D Group	21
	POSCO COATED & COLOR STEEL		Product Research Group	16
	POSCO AST CO., LTD.		Product Research Team	5
	Zhangjiagang Pohang Stainless Steel Co., Ltd.		Product Development Group	6
	POSCO Thainox Public Company Ltd.		Product Development and Research	5
Engineering & Construction	POSCO Engineering & Construction		R&D Center	81
	POSCO Engineering Company		R&D group	17
	POSCO A&C		R&D Center, Quality Engineering Team	18
Others	POSCO ENERGY		Technology Strategy Department, Fuel Cell Department	126
	POSCO ICT		Information Control Lab	98
	POSCO CHEMTECH COMPANY		R&D Center	35
	POSCO M-TECH CO., LTD.		R&D Center	16
	POS-HiMETAL CO., Ltd.		Product Research Department	6
	PNR CO., Ltd.		Quality Innovation Department	7
	PONUTech Co., Ltd.		Technology Center	12

B. R&D Expenses

			(In millions of KRW)
Category	Business Area
	Steel	Trade	Engineering & Construction	Others	Total
Sales and Administrative Cost	128,503	2,034	7,270	37,388	175,195
Manufacturing Cost	343,581	—	5,221	4,347	353,149
R&D Cost (Intangible Assets)	157,127	—	3,295	5,255	165,677
Total	619,211	2,034	15,786	46,990	694,021
R&D/Sales Ratio (%)	1.98	0.01	0.19	1.18	1.07

30

III. Financial Statements

1. Non-consolidated Financial Statements

A. Summary of Fiscal Years 2012, 2013, and 2014

		(In millions of KRW)
Account	2014	2013	2012
[Current Assets]	11,623,130	11,953,479	12,609,471
Cash & Cash equivalents	1,742,767	1,394,315	1,752,560
Trade Accounts & Notes Receivable(net)	3,157,266	3,393,444	4,087,030
Other Current Financial Instruments	1,256,659	2,599,977	1,323,540
Inventories	4,383,568	4,538,657	5,403,660
Other Current Assets	1,082,870	27,086	42,681
[Non-current Assets]	40,974,193	42,288,799	39,710,965
Other Non-current Financial Instruments	1,820,950	3,408,332	3,028,765
Investment in Subsidiaries and Associates	16,178,891	15,092,836	14,100,053
Tangible Assets	22,323,215	23,240,603	22,166,735
Good Will & Other Intangible Assets	403,907	438,783	293,841
Other Non-current Assets	247,230	108,245	121,571
Total Assets	52,597,323	54,242,278	52,320,436
[Current Liabilities]	3,516,052	3,704,520	4,543,512
[Non-current Liabilities]	6,605,840	8,226,296	8,612,376
Total Liabilities	10,121,892	11,930,816	13,155,888
[Capital Stock]	482,403	482,403	482,403
[Capital Surplus]	1,247,616	1,233,040	1,227,692
Hybrid Bond	996,919	996,919	0
[Retained Earnings]	41,188,908	40,774,284	39,842,497
[Other Equity]	(1,440,415)	(1,175,184)	(2,388,044)
Total Shareholders’ Equity	42,475,431	42,311,462	39,164,548
Total Sales	29,218,854	30,543,545	35,664,933
Operating Income	2,350,035	2,215,133	2,789,597
Net Income	1,138,958	1,582,596	2,499,523
Earnings per share(KRW)	13,858	20,052	32,359

31

B. The Standards Used for Reporting the Financial Statements

The company prepared its financial statements and its Certified Public Accountant’s audit opinions on financial statements in accordance with the Korean—International Financial Reporting Standards (the “K-IFRS”).

C. Non-consolidated Financial Statements

(1)	Balance Sheet

Refer to the attached balance sheet for the fiscal year of 2014.

(2)	Income Statements

Refer to the attached income statement for the fiscal year of 2014.

(3)	The Note on the Financial Statement

Refer to the auditor’s note about the financial statement.

32

2. Consolidated Financial Statements

A. Summary of Fiscal Years 2012, 2013, and 2014

		(In millions of KRW)
Account	2014	2013	2012
[Current Assets]	32,627,382	31,666,211	31,566,116
Cash & Cash equivalents	3,811,202	4,280,562	4,680,526
Other Current Financial Instruments	3,419,136	4,861,088	3,846,433
Accounts Receivable	11,786,055	11,492,601	11,037,973
Inventories	10,471,330	9,798,381	10,584,646
Other Current Assets	3,139,659	1,305,579	1,416,538
[Non-current Assets]	52,624,791	52,789,196	47,699,735
Other Non-current Financial Instruments	3,600,060	5,263,185	4,669,868
Investment Securities	4,060,507	3,808,693	3,039,261
Tangible Assets	35,241,195	35,760,119	32,276,379
Good Will & Other Intangible Assets	6,884,989	5,929,840	5,662,361
Other Non-current Assets	2,838,040	2,027,359	2,051,866
Total Assets	85,252,173	84,455,407	79,265,851
[Current Liabilities]	21,877,009	20,241,159	19,775,001
[Non-current Liabilities]	18,083,799	18,392,218	17,061,432
Total Liabilities	39,960,808	38,633,377	36,836,433
[Controlling Interest]	41,587,368	42,046,037	39,454,142
Capital Stock	482,403	482,403	482,403
Capital Surplus	1,083,718	1,078,266	1,104,814
Hybrid Bond	996,919	996,919	0
Retained Earnings	40,967,558	41,090,649	40,346,481

33

Other Controlling Interest	(1,943,230)	(1,602,200)	(2,479,556)
[Minority Interest]	3,703,997	3,775,993	2,975,276
Total Shareholders’ Equity	45,291,365	45,822,030	42,429,418
Total Sales	65,098,445	61,864,650	63,604,151
Operating Income	3,213,530	2,996,134	3,653,108
Consolidated Net Profit	556,659	1,355,180	2,385,607
[Controlling Interest]	626,099	1,376,396	2,462,081
[Minority Interest]	(69,440)	(21,216)	(76,474)
Consolidated Total Comprehensive Income	101,077	1,369,450	1,747,685
[Controlling Interest]	174,918	1,444,262	1,911,506
[Minority Interest]	(73,841)	(74,812)	(163,821)
Number of Consolidated Companies	229	212	218

B. The Standards Used for Reporting the Financial Statements

The Company prepared its financial statements in accordance with the Korean-International Financial Reporting Standards (the “K-IFRS”) and applied it to each Company’s final financial statements.

C. Consolidated Financial Statements

(1)	Consolidated Balance Sheet

Refer to the attached consolidated balance sheet for the fiscal year of 2014.

(2)	Consolidated Income Statements

Refer to the attached consolidated financial report for the fiscal year of 2014.

34

IV. CORPORATE GOVERNANCE AND COMPANY AFFILIATES

1. Overview of Corporate Governance

A. Board of Directors

(1)	Board of Directors

Our board of directors has the ultimate responsibility for management of our business affairs. Under our Articles of Incorporation, the board shall consist of five directors who also act as the executive officers (the “Inside Directors”) and seven directors who are to be outside directors (the “Outside Directors”). Our shareholders elect both Inside Directors and Outside Directors at a general meeting of shareholders. Candidates for the Inside Directors are recommended to shareholders by the board of directors after the board reviews such candidates’ qualifications; candidates for the Outside Directors are recommended to the shareholders by a separate board committee consisted of three Outside Directors and one Inside Director (the “Director Candidate Recommendation Committee”) after the committee reviews such candidates’ qualifications. Any shareholder holding an aggregate of 0.5% or more of our outstanding shares with voting rights for at least six months may recommend candidates for Outside Directors to the Director Candidate Recommendation Committee.

Our board of directors maintains the following six special committees:

(a)	Director Candidate Recommendation Committee;

(b)	Evaluation and Compensation Committee;

(c)	Finance and Operation Committee;

(d)	Executive Management Committee;

(e)	Audit Committee; and

(f)	Related Party Transaction Committee.

35

Composition of the Special Committees under the Board of Directors and their Functions (as of December 31, 2014)

Category	Composition	Directors	Major Functions
Director Candidate Recommendation Committee	3 Outside Directors; 1 Inside Director	Lee, Myung-Woo (Chairman) Kim, Il-Sup Ahn, Dong-Hyun Yoon, Dong-Jun

•    Reviews the qualifications of potential candidates for Directors

•    Proposes nominees for the Outside Directors

•    Advances the nomination process for the Inside Directors and members of the special committees

Evaluation and Compensation Committee	4 Outside Directors	Shin, Chae-Chol (Chairman) Lee, Chang Hee Lee, Myung-Woo Sunwoo, Young	• Executes management succession and development plans • Establishes evaluation procedures of directors • Reviews the retirement procedures and distribution of the allowance for directors
Finance and Operation Committee	3 Outside Directors; 2 Inside Directors	Shin, Chae-Chol (Chairman) James B. Bemowski Ahn, Dong-Hyun Chang, In-Hwan Lee, Young-Hoon

•    Advances deliberation of new investments in other companies

•    Revises the internal regulations regarding the operation of the Board of Directors

•    Deliberates financial matters and donations from the range of KRW 100 million and KRW 1 billion

Audit Committee	3 Outside Directors	Kim, Il-Sup (Chairman) Lee, Chang-Hee, Sunwoo, Young

•    Audits the accounting system and business operations

•    Examines the agenda for financial statements and other reports to be submitted by the Board of Directors at each general meeting of shareholders

Related Party Transactions Committee	3 Outside Directors	Kim, Il-Sup (Chairman) Lee, Chang-Hee, Sunwoo, Young

•    Reviews matters related to the internal transactions under the MRFTA.

•    Holds preliminary review on internal transactions exceeding the amount of KRW 10 billion.

•    Holds a deliberation hearing on internal transactions exceeding KRW 3 billion but less than 10 billion.

Executive Management Committee	5 Inside Directors	Kwon, Oh-Joon (Chairman) Kim, Jin-Il, Chang, In-Hwan, Yoon, Dong-Jun, Lee, Young-Hoon

•    Oversees decisions with respect to our operational and management matters

•    Reviews management’s proposal for new strategic initiatives

•    Reviews deliberation over critical internal matters related to the organization structure and development of personnel

•    Reviews and revises work and welfare policies

Changes after December 31, 2014

•	Composition of the Special Committees (as of March 13, 2015)

•	Director Candidate Recommendation Committee: Ahn, Dong-Hyun (Chairman), Kim, Il-Sup, Kim, Joo-Hyun, Kim, Jin-Il

•	Evaluation and Compensation Committee: Sunwoo, Young (Chairman), Shin, Chae Chol, Lee, Myung-Woo, Bahk, Byong-Won

•	Finance and Operation Committee: Lee, Myung-Woo (Chairman), Ahn, Dong-Hyun, Bahk, Byong Won,Yoon, Dong-Jun, Lee, Young-Hoon

•	Audit Committee: Kim, Il-Sup (Chairman), Sunwoo, Young, Kim, Joo-Hyun

•	Related Party Transactions Committee: Kim, Il-Sup (Chairman), Sunwoo, Young, Kim, Joo-Hyun

•	Executive Management Committee: Kwon, Oh-Joon (Chairman), Kim, Jin-Il, Yoon, Dong-Jun, Lee, Young-Hoon, Oh, In-Hwan

36

(2)	Establishment and Composition of the Director Candidate Recommendation Committee
(a)	Established the Director Candidate Recommendation Committee (March 17, 2000)

(b)	Changed the name from the Director Candidate Recommendation Committee to the Director Candidate Recommendation and Evaluation Committee (March 15, 2002)

(c)	Changed the name from the Director Candidate Recommendation and Evaluation Committee to the Director Candidate Recommendation Committee (March 12, 2004)

(3)	List of Outside Directors (as of December 31, 2014)

Name	Experience	Relation with Majority Shareholder	Remarks
Lee, Chang Hee	• (Present) Professor of College of Law, Seoul National University • Vice Chairman, Tax Law Association	None	Chairman Board of Directors

James B. Bemowski	• (Present) Vice Chairman, Business Operations, Doosan Corporation • Senior Executive Vice President and Chairman of SBB Mutual Southern Bank Berhad, Malaysia • Senior Partner, McKinsey & Company	None

Shin, Chae-Chol	• President and Representative Director, LG CNS • President and Representative Director, IBM Korea	None

Lee, Myoung-Woo	• (Present) Professor, HanYang University • Vice Chairman, Iriver • CEO, SONY Korea	None

Kim, Il-Sup	• (Present) President, Seoul School of Integrated Science and Technology • Chairman, Deloitte Anjin Accounting Corporation • Vice-Chairman, Samil PWC Accounting Corporation	None

Sunwoo, Young	• (Present) Managing Partner, Rhi & Partners • Chief Public Prosecutor, Seoul Eastern District Prosecutor’s Office • Chief Public Prosecutor, Cheongju District Prosecutor’s Office	None

Ahn, Dong-Hyun	• (Present) Professor, School of Economics, Seoul National University • Head of Quant Strategy, Royal Bank of Scotland	None

Changes after December 31, 2014

•	List of Outside Directors (as of March 13, 2015)

37

Name	Experience	Relation with Majority Shareholder	Remarks
Shin, Chae-Chol	• President and Representative Director, LG CNS • President and Representative Director, IBM Korea	None	Chairman Board of Directors

Lee, Myoung-Woo	• (Present) President and Representative Director, Dongwon Industry • Vice Chairman, Iriver • CEO, SONY Korea	None

Kim, Il-Sup	• (Present) President, Seoul School of Integrated Science and Technology • Chairman, Deloitte Anjin Accounting Corporation • Vice-Chairman, Samil PWC Accounting Corporation	None

Sunwoo, Young	• (Present) Managing Partner, Rhi & Partners • Chief Public Prosecutor, Seoul Eastern District Prosecutor’s Office • Chief Public Prosecutor, Cheongju District Prosecutor’s Office	None

Ahn, Dong-Hyun	• (Present) Professor, School of Economics, Seoul National University • Head of Quant Strategy, Royal Bank of Scotland	None	Member of the Risk Management committee of the National Pension Services (Non-Executive Director)

Bahk, Byong-Won	• (Present) President, National Happiness Fund • Chairman, Korea Federation Bank • Senior Secretary to the President, Economic Policy • Chairman, Woori Finance Holdings Co., Ltd	None

Kim, Joo-Hyun

•    (Present) Advisory, Hyundai Research Institute Chairman,

    Sub-Committee of Economy Presidential Committee,

    Unification Preparation

•    President&CEO, Hyundai Research Institute

•    Head, Business Strategy Division of Hyundai Research Institute

None

(4)	List of Key Activities of the Board of Directors (January 1, 2014 ~ December 31, 2014)

Session	Date	Agenda	Approval
2014-1	January 15	1. Confirmation for CEO candidates’ qualification and plan for the CEO Candidate Recommendation Committee	Approved

2014-2	January 16	1. Recommendation of candidates for the Inside Director position (Candidate for the Chief Executive Officer)	Approved

2014-3	January 29	1. Approval of the financial statements for the 46th fiscal year and the convocation schedule for the 46th general meeting of shareholders 2. Revision of remuneration scheme for the Outside Directors	All 2 Cases Approved

2014-4	February 24	1. Recommendation of candidates for the Inside Director position (Excluding the candidate for the Chief Executive Officer) 2. Agenda for the 46th general meeting shareholders	All 2 Cases Approved

2014-5	March 10	1. Participating in the Offering for Capital Increase of POSCO PLANTEC	Approved

2014-6	March 14

1. Appointment of the chairman of the Board of Directors

2. Appointment of the special committee members

3. Appointment of the Chief Executive Officer

4. Approval of designation of Representative Directors and Inside Directors

All 4Cases Approved

2014-7	May 16

1. Corporate Strategy (2014~2016)

2. The reformation of FY2014 Management Plan

3. Contribution to POSCO Educational Foundation

4. Establishment of POSCO 1% Foundation with Card Points

5. Plan for the transaction with Daewoo International in 2014

All 5 Cases Approved

38

2014-8	August 8

1. Plan for investment increase to improve financial structure in POSCO Maharashtra

2. Plan for the transaction with affiliate person in 2014

3. Investment in kind for business restructuring

4. Change of business structure of Synthetic Natural Gas project

5. Distribution of the interim dividend for the first half of fiscal year of 2014

6. Contribution to local development of Magnesium project

7. Fundraising donation to help ’MV Sewol’

All 7 Cases Approved

2014-9	November 7

1. Participating in investment increase of SUNCHEON ECO TRANS

2. Sale of shares in Busan E&E

3. Sale of shares in POSFINE

4. Revision of lime calcinations plant lease agreement with POSCO CHEMTECH

5. Sales of treasury stock for ESOP in 2014

All 5 Cases Approved

2014-10	December 12/ December 22

1. FY2015 Management Plan

2. Contribution to Labor Welfare Fund

3. Year end fundraising donation to help the poor

4. Investment in construction of Gwangyang CGL

5. Merge Namisa-Congonhas and partial sale of its shares

6. Sale of shares in POSCO Specialty Steel

7. Participating in the Offering for Capital Increase of POSCO PLANTEC(December 22)

All 7 Cases Approved

List of Key Activities after December 31, 2014

Session	Date	Agenda	Approval
2015-1	January 29

1. Approval of the financial statements for the 47th fiscal year and the convocation schedule for the 47th general meeting of shareholders

2. Performance evaluation of executive officers and improvement of indemnification

All 2 Cases Approved

2015-2	February 16	1. Agenda for the 47th general meeting of shareholders 2. Recommendation of candidates for the Inside Director position	All 2 Cases Approved

2015-3	March 13

1. Appointment of the chairman of the Board of Directors

2. Appointment of the special committee members

3. Approval of designation of Representative Directors and Inside Directors

4. Sale of shares in POSCO Engineering & Construction

All 4 Cases Approved

39

Major Activities of the Outside Directors on the Board of Directors (January 1, 2014 ~ December 31, 2014)

Session	Date	Participation of the Outside Directors (the Number of total members)	Remarks
2014-1	January 15	6 (6)	—
2014-2	January 16	6 (6)	—
2014-3	January 29	6 (6)	—
2014-4	February 24	6 (6)	—
2014-5	March 10	4 (6)	—
2014-6	March 14	7 (7)	—
2014-7	May 16	7 (7)	—
2014-8	August 8	6 (7)	—
2014-9	November 7	7 (7)
2014-10	December 12/ December 22	7 (7)

Major Activities of the Outside Directors after December 31, 2014

Session	Date	Participation of the Outside Directors (the Number of total members)	Remarks
2015-1	January 29	7 (7)
2015-2	February 16	7 (7)
2015-3	March 13	7 (7)

(5)	Composition of the Special Committees and their Activities

(a)	Major Activities of Director Candidate Recommendation Committee (January 1, 2014~March 14, 2014)

Date	Agenda	Approval
February 17,	1. Assessment of qualifications and recommendation of the Outside Directors	Approved

February 24	1. Assessment of the Inside Directors	—

March 14	1. Appointment of the special committee members 2. Approval of the designation of positions for the Representative Directors and Inside Directors	— —

40

Major Activities of Director Candidate Recommendation Committee (March 14, 2014~March 13, 2015)

Date	Agenda	Approval
December 12, 2014	1. Plan to form advisory council for recommendation of Outside Directors	Approved

February 9, 2015	1. Qualification Assessment and Recommendation of Outside Director Candidates	Approved

February 16	1. Qualification assessment of Inside Director Candidates	—

March 13	1. Appointment of Special Committee Members 2. Appointment of the Representative Directors and Position for the Inside Directors	—

(b)	Major Activities of Evaluation and Compensation Committee (January 1, 2014 ~ March 14, 2014)

Date	Agenda	Approval
January 29	1. Evaluation of the management result for the fiscal year of 2013 2. Revision of remuneration scheme for Outside Directors	Approved —

Major Activities of Evaluation and Compensation Committee (March 14, 2014 ~ March 31, 2015)

Date	Agenda	Approval
May 16, 2014	1. Plan for the Evaluation of the management result for the fiscal year of 2014	Approved

January 29, 2015	1. Performance evaluation of executive officers and improvement of indemnification 2. Evaluation of the management result for the fiscal year of 2014	— Approved

(c)	Major Activities of Finance and Operation Committee (January 1, 2014 ~ March 14, 2014)

Date	Agenda	Approval
January 29	1. Extension of Payment Guarantee Plan for United Spiral Pipe, LLC	Approved

Major Activities of Finance and Operation Committee (March 14, 2014~March 13, 2015)

Date	Agenda	Approval
May 16	1. Establishment of POSCO 1% Foundation with Card Points 2.Extension of Payment Guarantee Plan for POSUK Titanium Limited Liability Partnership	— Approved

August 8	1. Contribution to local development of Magnesium project 2. Payment Guarantee Plan for POSCO Mexico, S.A de C.V	— Approved

November 7	1. Sale of shares in POSFINE 2. Capital Increase in Payment Guarantee for CSP	— Approved

December 12

1. Year end fundraising donation to help the poor

2. Merge Namisa-Congonhas and partial sale of its shares

3. Plan for Undersea Tunnel between Gwangyang and Yeosu Project

4. Approval of Agreement of Short-Term Credit Line Limit in 2015

— — Approved Approved

Major Activities after March 13, 2015 ~ March 31, 2015

Date	Agenda	Approval
March 13, 2015	1. Sale of shares in POSCO Engineering & Construction	—

41

(d)	Major Activities of Related Party Transaction Committee (January 1, 2014 ~ March 14, 2014)

Date	Agenda	Approval
January 28	1. Review of the operation of the Fair Trading Program	—

March 10	1. Participating in the Offering for Capital Increase of POSCO PLANTEC	—

Major Activities of Related Party Transaction Committee (March 14, 2014 ~ March 13, 2015)

Date	Agenda	Approval
March 20	1. Change in Director for voluntary compliance of Fair Trade	Approved

May 15	1. Contribution to POSCO Educational Foundation	—

August 7

1. Asset purchase of RIST Steel Structure Research Center

2. Change of business structure of a Synthetic Natural Gas Project

3. Investment in kind for business restructuring

4. Review of the operation of the Fair Trading Program

Approved — — —

November 6

1. Revision of lime calcinations plant lease agreement with POSCO CHEMTECH

2. Participating in investment increase of SUNCHEON ECO TRANS

3. Sale of shares in Busan E&E

4. Review of related party transaction for steel and by-product

5. Review of related party transaction in Raw Material Department

— — — — —

December 11

1. Participating in the Offering for Capital Increase of POSCO PLANTEC

2. Sale of shares in POSCO Specialty Steel

3. Contribution to Labor Welfare Fund

4. Review of related party transaction in Outside Services Group

5. Review of related party transaction in Plant, Equipment and Materials Procurement Department

— — — — —

January 23, 2015	1. Review of the operation of the Fair Trading Program	—

February 13	1. Change in Director for voluntary compliance of Fair Trade 2. Investment increase of POSCO Group Academy	Approved Approved

(e)	Major Activities of Executive Management Committee (January 1, 2014 ~ March 31, 2015)

Session	Date	Agenda	Approval
2014-1	January 7	1. Plan for Disposal of Treasury Stocks as Employee Award	Approved

2014-2	February 11	1. LPG procurement and the construction of storage tank and facilities	Approved

2014-3	April 15	1. Investment of R&D facilities for Laser Permanent Magnetic Domain Refinement 2. Plan for Disposal of Treasury Stock as Employee Award	Approved Approved

2014-4	May 20	1. Rationalization of #2RH of #2 Stainless Steel Making Plant in Pohang Works 2. Renovation of line in Pohang Works	Approved Approved

2014-5	June 3	1. Closing of the shareholder book for the interim dividend for the first half of fiscal year of 2014	Approved

2014-6	June 17	1. Minimization of FOG diffusion in Pohang Works 2. Replacement of control system of #1 Hot rolling mill in Pohang Works 3. Replacement of facilities of #3 CGL in Gwangyang Works	Approved Approved Approved

2014-7	July 15	1. Investment increase to improve financial structure in POSCO Maharashtra 2. Technology sales for CSP 3. Plan for Disposal of Treasury Stocks as Employee Award	— Approved Approved

2014-8	August 1	1. Change of business structure of a Synthetic Natural Gas Project	—

2014-9	August 19	1. Complement facilities for sales expansion of plate	Approved

2014-10	September 16	1. Replacement of facilities for automotive flat products 2. Construction of COG Holder for the replacement of #2 COG in Pohang Works	Approved Approved

42

2014-11	October 21

1. Participating in investment increase of SUNCHEON ECO TRANS

2. Investment increase for POSCO-CCPC’s Second Plant in Chongqing

3. Investment for Processing Center in India

4. The first renovation of the fifth furnace in Gwangyang Works

5. Replacement of facilities of #2 sintering plant, #2 steel making plant, and #2 continuous casting plant in Gwangyang Works

6. Participating in investment increase for CSP

7. Real estate sales in Pohang and Gwangyang

8. Disposal of Treasury Stocks as Employee Award

— Approved Approved Approved Approved Approved Approved Approved Approved

2014-12	November 18

1. Investment in construction of Continuous Galvanizaing Line in Gwangyang

2. Purchase and sale of shares in POSCO Vietnam and Siam United Steel

3. Investment increase of POSCO America for Exit plan of USP

— Approved Approved

2014-13	December 2	1. Sale of shares in POSCO Specialty Steel	—

2014-14	December 8	1. Participating in the Offering for Capital Increase of POSCO PLANTEC	—

2014-15	December 22

1. Plan for establishment of POSCO Indonesia

2. Second reclamation project in Pohang Works

3. Replacement of equipments in Pohang Works

4. Investment increase of project for expansion of the capacity of the raw materials treatment in Gwangyang Works

Approved Approved Approved Approved

2015-1	January 26	1. Replacement of H2 production facility for COG refinement in Pohang Works 2. Replacement of Scarfer in Gwangyang Works 3. Disposal of Treasury Stocks as Employee Award	Approved Approved Approved

2015-2	March 17	The third renovation of #3 furnace in Pohang Works	Approved

B. Audit Committee

Under the Korean laws and our Articles of Incorporation, we are required to have an audit committee (the “Audit Committee”). The Audit Committee may be composed of three or more directors; all members of the Audit Committee must be of Outside Directors. Members of the Audit Committee must also meet the applicable independent criteria set forth under the rules and regulations of the Financial Investment Services and Capital Markets Act. Members of the Audit Committee are elected by the shareholders at the general meeting of shareholders. Our current Audit Committee is composed of three Outside Directors. Members of our Audit Committee are Kim, Il-Sup (Chairman), Lee, Chang-Hee, and Sunwoo Young.

The duties of the Audit Committee include:

•	Engaging independent auditors;

•	Approving independent audit fees;

•	Approving audit and non-audit services;

•	Reviewing annual financial statements;

•	Reviewing audit results and reports, including management comments and recommendations;

•	Reviewing our system of controls and policies, including those covering conflicts of interest and business ethics;

•	Reviewing and approving all related party transactions; and

•	Examining improprieties or suspected improprieties.

43

Moreover, in connection with the general meeting of shareholders, the Audit Committee examines the agenda, financial statements and other reports to be submitted by the Board of Directors at each general meeting of stockholders. Our internal and external auditors report directly to the Audit Committee. The committee holds its regular meetings at least once each quarter and more frequently if needed.

(1)	Composition of the Audit Committee (Auditors)

Name	Qualifications	Remarks
Kim, Il-Sup		Chairman
Lee, Chang-Hee	Satisfies the requirements stipulated in the Articles of Incorporation	—
Sunwoo Young		—

Changes After December 31, 2014

•	Kim, Joo-Hyun was newly appointed (by the Court) on March 13, 2015 as a member of Audit Committee.

Name	Qualifications	Remarks
Kim, Il-Sup		Chairman
Sunwoo, Young	Satisfies the requirements stipulated in the Articles of Incorporation	—
Kim, Joo-Hyun		—

(2)	Major Activities of the Audit Committee (Auditors) (January 1, 2014 ~ December 31, 2014)

Session	Date	Agenda	Approval
2014-1	January 28	• Report Agenda • Reporting of the operations of the internal accounting control system for the fiscal year of 2013

2014-2	February 21

•    Deliberation Agenda

•    Assessment of the operations of the internal accounting control system for the fiscal year of 2013

•    Internal audit result for the fiscal year of 2013 (Consolidated)

•    Election of the external auditor

•    Report Agenda

•    External audit result for the fiscal year of 2013 (Consolidated)

Approved Approved Approved

2014-3	March 14	• Deliberation Agenda • Appointment of the chairman of the Audit Committee • Approval of designation of the director for internal auditary department	Approved Approved

2014-4	March 20	• Deliberation Agenda • Approval of audit and non-audit services for POSCO and POSCO’s subsidiaries	Approved

44

Session	Date	Agenda	Approval
2014-5	May 15

•    Deliberation Agenda

•    Approval of audit and non-audit services for POSCO and POSCO’s subsidiaries

•    Report Agenda

•    Assessment of observance of ethics

•    Internal audit result for the first quarter of 2014 (Consolidated)

•    External audit result for the first quarter of 2014 (Consolidated) and Audit result of Form 20-F for the fiscal year of 2013

•    Audit plans for the fiscal year of 2014

•    Amendment of POSCO Code of Conduct

Approved

2014-6	August 7

•    Deliberation Agenda

•    Approval of audit and non audit services for POSCO IPPC

•    Report Agenda

•    Internal audit result for the second quarter of 2014 (Consolidated)

•    External audit result for the second quarter of 2014 (Consolidated)

•    Reporting result of audit for the first half of the fiscal year 2014

Approved

2014-7	November 6	• Report Agenda • Internal audit result for the third quarter of 2014 (Consolidated) • External audit result for the third quarter of 2014 (Consolidated)

2014-8	December 11

•    Deliberation Agenda

•    Approval of audit and non-audit services for the review of revenue in 2014

•    Report Agenda

•    Reporting result of audit for the second half of the fiscal year 2014

•    Assessment of the operations of the external auditors in the fiscal year of 2014

•    Assessment of directors’ and employees’ observance of ethics in the fiscal year of 2014

Approved

Changes After December 31, 2014 (January 1, 2015~March 31, 2015)

Session	Date	Agenda	Approval
2015-1	January 23

•    Report Agenda

•    Assessment of the operations of the internal accounting control system for the fiscal year of 2014

•    Reporting the consolidated internal control system for the fiscal year of 2014

•    Audit plans for the fiscal year of 2015

2015-2	February 13

•    Deliberation Agenda

•    Approval of designation of the director for internal auditary department

•    Assessment of the operations of the internal accounting control system for the fiscal year of 2014

•    Internal audit result for the fiscal year of 2014 (Consolidated)

•    Report Agenda

•    External audit result for the fiscal year of 2014 (Consolidated)

Approved Approved Approved

2015-3	March 27	• Deliberation Agenda • Approval of audit and non-audit services for POSCO and POSCO’s subsidiaries	Approved

45

C. Voting Rights by Shareholders

(1)	The Cumulative Voting System: The cumulative voting system was introduced at the thirty sixth general meeting of shareholders on March 12, 2004.

(2)	Voting by Mail: The voting-by-mail system was introduced at the thirty sixth general meeting of shareholders on March 12, 2004.

D. Compensation of Directors and Officers

(1)	Directors’ (including Outside Directors) and the Audit Committee members’ (Auditors’) Salaries

				(In millions KRW)
Category	Total Numbers	Total Payment	Ceiling Amount Approved at the Shareholders Meeting	Remarks
Inside Director	5	5,918		—
Outside Director	4	306	7 billion	—
Members of the Audit Committee	3	222		—
Total	12	6,446		—

Payment Period: January 1, 2014 ~ December 31, 2014.
Outside Directors also serving as the members of the Audit Committee are excluded in the count for the Outside Director.

(2)	Individual remuneration amount

(In millions KRW)
Name	Experience	Total Payment
Kwon, Oh-Joon	Chief Executive Officer and Representative Director	1,094
Kim, Jin-Il	President and Representative Director	700
Chang, In-Hwan	Senior Executive Vice President and Representative Director	692
Yoon, Dong-Joon	Senior Executive Vice President	595
Lee, Young-Hoon	Senior Executive Vice President	598
Chung, Joon-Yang*	Chief Executive Officer and Representative Director	3,996
Park, Ki-Hong*	President and Representative Director	1,679
Kim, Joon-Sik*	President and Representative Director	1,671
Kim, Yeung Gyu*	Senior Executive Vice President	920

*	refers to the retired directors as of March 2014 and retirement payment is included in the total remuneration

(3) List of Stock Options Presented to the Executives (As of December 31, 2014)

Exercise of the stock option ended on the final day of the stock options exercise period (April 28, 2012).

46

POSCO

and Subsidiaries

Consolidated Financial Statements

December 31, 2014 and 2013

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

Based on a report originally issued in Korean

The Board of Directors and Shareholders

POSCO:

We have audited the accompanying consolidated financial statements of POSCO and its subsidiaries (“the Company”), which comprise the consolidated statements of financial position as of December 31, 2014 and 2013, the consolidated statements of comprehensive income, changes in equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Korean International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Korean Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2014 and 2013, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with Korean International Financial Reporting Standards.

Other Matters

The accompanying consolidated statement of financial position of the Company as of December 31, 2013, and the related statements of comprehensive income, changes in equity and cash flows for the year then ended, were audited by us in accordance with the previous auditing standards generally accepted in the Republic of Korea.

The procedures and practices utilized in the Republic of Korea to audit such consolidated financial statements may differ from those generally accepted and applied in other countries.

Seoul, Korea

February 25, 2015

This report is effective as of February 25, 2015, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

POSCO and Subsidiaries

Consolidated Statements of Financial Position

As of December 31, 2014 and 2013

(in millions of Won)	Notes	December 31, 2014		December 31, 2013
Assets
Cash and cash equivalents	4,5,23	￦	3,811,202	4,208,562
Trade accounts and notes receivable, net	6,17,23,28,29,38		11,786,055	11,492,601
Other receivables, net	7,23		1,956,216	1,890,423
Other short-term financial assets	8,23,38		1,462,920	2,970,665
Inventories	9		10,471,330	9,798,381
Current income tax assets	36		36,147	32,417
Assets held for sale	10		2,127,087	2,494
Other current assets	16		976,425	1,270,668

Total current assets			32,627,382	31,666,211

Long-term trade accounts and notes receivable, net	6,23		79,336	97,000
Other receivables, net	7,23		1,144,160	797,455
Other long-term financial assets	8,23		2,455,900	4,465,730
Investments in associates and joint ventures	11		4,060,507	3,808,693
Investment property, net	13		1,055,592	425,229
Property, plant and equipment, net	14		35,241,195	35,760,119
Intangible assets, net	15,42		6,884,989	5,929,840
Deferred tax assets	36		1,195,563	1,139,932
Other long-term assets	16		507,549	365,198

Total non-current assets			52,624,791	52,789,196

Total assets		￦	85,252,173	84,455,407

See accompanying notes to the consolidated financial statements.

POSCO and Subsidiaries

Consolidated Statements of Financial Position, Continued

As of December 31, 2014 and 2013

(in millions of Won)	Notes	December 31, 2014		December 31, 2013
Liabilities
Trade accounts and notes payable	23,38	￦	3,950,786	4,231,322
Short-term borrowings and current installments of long-term borrowings	4,17,23		12,195,484	10,713,646
Other payables	18,23		2,194,713	2,128,854
Other short-term financial liabilities	19,23,38		111,637	135,904
Current income tax liabilities	36		453,613	358,930
Liabilities of disposal group held for sale	10		590,982	—
Provisions	20		150,030	107,329
Other current liabilities	22,29		2,229,764	2,565,174

Total current liabilities			21,877,009	20,241,159

Long-term trade accounts and notes payable	23,38		88,469	559
Long-term borrowings, excluding current installments	4,17,23		15,232,773	15,532,959
Other payables	18,23		169,986	206,634
Other long-term financial liabilities	19,23		91,095	260,021
Defined benefit liabilities, net	21		290,325	273,160
Deferred tax liabilities	36		1,832,260	1,711,762
Long-term provisions	20		223,239	146,272
Other long-term liabilities	22		155,653	260,851

Total non-current liabilities			18,083,800	18,392,218

Total liabilities			39,960,809	38,633,377

Equity
Share capital	24		482,403	482,403
Capital surplus	24		1,083,718	1,078,266
Hybrid bonds	25		996,919	996,919
Reserves	26		(408,773)	(23,076)
Treasury shares	27		(1,534,457)	(1,579,124)
Retained earnings			40,967,558	41,090,649

Equity attributable to owners of the controlling company			41,587,368	42,046,037
Non-controlling interests	25		3,703,996	3,775,993

Total equity			45,291,364	45,822,030

Total liabilities and equity		￦	85,252,173	84,455,407

See accompanying notes to the consolidated financial statements.

POSCO and Subsidiaries

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2014 and 2013

(in millions of Won, except per share information)	Notes	2014		2013
Revenue	28,29,38	￦	65,098,445	61,864,650
Cost of sales	29,31,35,38		(57,815,041)	(55,004,591)

Gross profit			7,283,404	6,860,059
Selling and administrative expenses	30,35
Administrative expenses	31		(2,309,756)	(2,231,805)
Selling expenses			(1,760,118)	(1,632,120)

Operating profit	32		3,213,530	2,996,134
Share of loss of equity-accounted investees, net	11		(299,893)	(179,809)
Finance income and costs	23,33
Finance income			2,396,762	2,380,838
Finance costs			(3,221,987)	(2,829,253)
Other non-operating income and expenses	32,34,38
Other non-operating income			269,406	229,073
Other non-operating expenses	35		(979,674)	(650,806)

Profit before income tax			1,378,144	1,946,177
Income tax expense	36		(821,485)	(590,997)

Profit			556,659	1,355,180
Other comprehensive income (loss)
Items that will never be reclassified subsequently to profit or loss :
Remeasurements of defined benefit pension plans	21		(75,101)	6,224
Items that are or may be reclassified subsequently to profit or loss :
Capital adjustment arising from investments in equity-method investees			(45,754)	(183,836)
Net changes in the unrealized fair value of available-for-sale investments	23		(333,891)	412,346
Foreign currency translation differences			(836)	(220,464)

Other comprehensive income (loss), net of tax			(455,582)	14,270

Total comprehensive income		￦	101,077	1,369,450

Profit (loss) attributable to :
Owners of the controlling company		￦	626,099	1,376,396
Non-controlling interests			(69,440)	(21,216)

Profit		￦	556,659	1,355,180

Total comprehensive income (loss) attributable to :
Owners of the controlling company		￦	174,918	1,444,262
Non-controlling interests			(73,841)	(74,812)

Total comprehensive income		￦	101,077	1,369,450

Basic and diluted earnings per share (in Won)	37		7,432	17,409

See accompanying notes to the consolidated financial statements.

POSCO and Subsidiaries

Consolidated Statements of Changes in Equity

For the years ended December 31, 2014 and 2013

	Attributable to owners of the controlling company								Non-	Total
(in millions of Won)	Share capital		Capital surplus	Hybrid bonds	Reserves	Treasury shares	Retained earnings	Sub total	controlling interests
Balance as of January 1, 2013	￦	482,403	1,104,814	—	(88,150)	(2,391,406)	40,346,481	39,454,142	2,975,276	42,429,418
Comprehensive income:
Profit		—	—	—	—	—	1,376,396	1,376,396	(21,216)	1,355,180
Other comprehensive income
Net changes in accumulated comprehensive income of investments in associates, net of tax		—	—	—	(166,787)	—	—	(166,787)	(17,049)	(183,836)
Net changes in the unrealized fair value of available-for-sale investments, net of tax		—	—	—	412,453	—	—	412,453	(107)	412,346
Foreign currency translation differences, net of tax		—	—	—	(180,839)	—	—	(180,839)	(39,625)	(220,464)
Remeasurements of defined benefit pension plans, net of tax		—	—	—	—	—	3,039	3,039	3,185	6,224

Total comprehensive income		—	—	—	64,827	—	1,379,435	1,444,262	(74,812)	1,369,450

Transactions with owners of the controlling company, Recognized directly in equity:
Year-end dividends		—	—	—	—	—	(463,467)	(463,467)	(30,544)	(494,011)
Interim dividends		—	—	—	—	—	(154,490)	(154,490)	—	(154,490)
Changes in subsidiaries		—	—	—	—	—	—	—	40,506	40,506
Changes in ownership interests in subsidiaries		—	(31,417)	—	—	—	—	(31,417)	373,963	342,546
Issue of hybrid bonds		—	—	996,919	—	—	—	996,919	498,468	1,495,387
Interest of hybrid bonds		—	—	—	—	—	(24,161)	(24,161)	(6,228)	(30,389)
Disposal of treasury shares		—	5,348	—	—	812,282	—	817,630	—	817,630
Others		—	(479)	—	247	—	6,851	6,619	(636)	5,983

Total transactions with owners of the controlling company		—	(26,548)	996,919	247	812,282	(635,267)	1,147,633	875,529	2,023,162

Balance as of December 31, 2013	￦	482,403	1,078,266	996,919	(23,076)	(1,579,124)	41,090,649	42,046,037	3,775,993	45,822,030

See accompanying notes to the consolidated financial statements.

POSCO and Subsidiaries

Consolidated Statements of Changes in Equity, Continued

For years ended December 31, 2014 and 2013

	Attributable to owners of the controlling company								Non-	Total
(in millions of Won)	Share capital		Capital surplus	Hybrid bond	Reserves	Treasury shares	Retained earnings	Sub total	controlling interests
Balance as of January 1, 2014	￦	482,403	1,078,266	996,919	(23,076)	(1,579,124)	41,090,649	42,046,037	3,775,993	45,822,030
Comprehensive income:
Profit		—	—	—	—	—	626,099	626,099	(69,440)	556,659
Other comprehensive income
Net changes in accumulated comprehensive income of investments in associates, net of tax		—	—	—	(50,920)	—	—	(50,920)	5,166	(45,754)
Net changes in the unrealized fair value of available-for-sale investments, net of tax		—	—	—	(335,626)	—	—	(335,626)	1,735	(333,891)
Foreign currency translation differences, net of tax		—	—	—	517	—	—	517	(1,353)	(836)
Remeasurements of defined benefit pension plans, net of tax		—	—	—	—	—	(65,152)	(65,152)	(9,949)	(75,101)

Total comprehensive income		—	—	—	(386,029)	—	560,947	174,918	(73,841)	101,077

Transactions with owners of the controlling company, Recognized directly in equity:
Year-end dividends		—	—	—	—	—	(478,702)	(478,702)	(32,887)	(511,589)
Interim dividends		—	—	—	—	—	(159,568)	(159,568)	(76,854)	(236,422)
Changes in subsidiaries		—	—	—	—	—	—	—	91,551	91,551
Changes in ownership interests in subsidiaries		—	(9,401)	—	—	—	—	(9,401)	44,265	34,864
Interest of hybrid bonds		—	—	—	—	—	(43,600)	(43,600)	(26,175)	(69,775)
Disposal of treasury shares		—	14,576	—	—	44,667	—	59,243	—	59,243
Others		—	277	—	332	—	(2,168)	(1,559)	1,944	385

Total transactions with owners of the controlling company		—	5,452	—	332	44,667	(684,038)	(633,587)	1,844	(631,743)

Balance as of December 31, 2014	￦	482,403	1,083,718	996,919	(408,773)	(1,534,457)	40,967,558	41,587,368	3,703,996	45,291,364

See accompanying notes to the consolidated financial statements.

POSCO and Subsidiaries

Consolidated Statements of Cash Flows

For the years ended December 31, 2014 and 2013

(in millions of Won)	Notes	2014		2013
Cash flows from operating activities
Profit		￦	556,659	1,355,180
Adjustments for:
Depreciation			2,894,609	2,505,536
Amortization			343,940	180,014
Finance income			(1,046,718)	(1,012,281)
Finance costs			1,801,015	1,585,778
Income tax expense			821,485	590,997
Gain on disposal of property, plant and equipment			(15,039)	(14,177)
Loss on disposal of property, plant and equipment			50,006	121,133
Impairment loss on property, plant and equipment			64,833	9,742
Share of loss of equity-accounted investees			299,893	179,809
Costs for defined benefit plans			237,886	247,748
Provision expense			245,470	111,364
Bad debt expenses			205,306	201,185
Loss on valuation of inventories			41,713	49,172
Impairment loss on goodwill and intangible assets			55,220	125,316
Gain on disposals of assets held for sale			(48,232)	(101,611)
Impairment loss on assets held for sale			17,205	1,814
Others, net			126,816	31,079

			6,095,408	4,812,618

Changes in operating assets and liabilities	40		(1,913,972)	(116,432)
Interest received			238,817	227,989
Interest paid			(882,183)	(797,316)
Dividends received			114,694	193,008
Income taxes paid			(797,324)	(816,912)

Net cash provided by operating activities		￦	3,412,099	4,858,135

See accompanying notes to the consolidated financial statements.

POSCO and Subsidiaries

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2014 and 2013

(in millions of Won)	Notes	2014		2013
Cash flows from investing activities	41
Acquisitions of short-term financial instruments		￦	(3,096,602)	(4,449,312)
Proceeds from disposal of short-term financial instruments			4,635,120	3,901,527
Increase in loans			(361,671)	(575,343)
Collection of loans			76,717	417,971
Acquisitions of available-for-sale investments			(75,582)	(309,469)
Proceeds from disposal of available-for-sale investments			252,056	269,363
Acquisitions of investments of equity-accounted investees			(702,989)	(1,076,763)
Proceeds from disposal of investments of equity-accounted investees			21,359	89,533
Acquisitions of property, plant and equipment			(3,505,549)	(6,569,613)
Proceeds from disposal of property, plant and equipment			62,829	82,153
Acquisitions of investment property			(406,603)	(20,945)
Proceeds from disposal of investment property			43,167	8,464
Acquisitions of intangible assets			(343,804)	(543,666)
Proceeds from disposal of intangible assets			9,043	5,429
Cash received from (paid in) acquisition of business, net of cash acquired			(388,578)	5,729
Cash received from disposal of business, net of cash transferred			48,949	5,962
Other, net			(13,044)	7,310

Net cash used in investing activities			(3,745,182)	(8,751,670)
Cash flows from financing activities	41
Proceeds from borrowings			2,522,495	5,098,702
Repayment of borrowings			(2,802,150)	(2,845,957)
Proceeds from short-term borrowings, net			1,037,912	86,475
Payment of cash dividends			(677,000)	(648,580)
Proceeds from issuance of hybrid bonds			—	1,495,387
Payment of interest of hybrid bonds			(69,713)	(26,088)
Increase in non-controlling interests			54,066	363,044
Proceeds from disposal of treasury shares			43,188	14,019
Other, net			26,314	(4,666)

Net cash provided by financing activities			135,112	3,532,336

Effect of exchange rate fluctuation on cash held			11,545	(110,765)

Net decrease in cash and cash equivalents			(186,426)	(471,964)
Cash and cash equivalents at beginning of the period			4,208,562	4,680,526
Cash and cash equivalents classified as assets held for sale	10		(210,934)	—

Cash and cash equivalents at end of the period		￦	3,811,202	4,208,562

See accompanying notes to the consolidated financial statements.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2014 and 2013

1. General Information

General information about POSCO, its 47 domestic subsidiaries including POSCO Engineering & Construction Co., Ltd., 181 foreign subsidiaries including POSCO America Corporation (collectively “the Company”) and its 97 associates and joint ventures are as follows:

(a)	The controlling company

POSCO, the controlling company, was incorporated on April 1, 1968, under the Commercial Code of the Republic of Korea to manufacture and sell steel rolled products and plates in the domestic and foreign markets.

The shares of POSCO have been listed on the Korea Exchange since 1988. POSCO owns and operates two steel plants (Pohang and Gwangyang) and one office in Korea and it also operates internationally through seven of its overseas liaison offices.

As of December 31, 2014 and 2013, POSCO’s shareholders are as follows:

	2014		2013
Shareholder’s name	Number of shares	Ownership(%)	Number of shares	Ownership(%)
National Pension Service	7,203,493	8.26	6,577,907	7.54
Nippon Steel & Sumitomo Metal Corporation(*1)	4,394,712	5.04	4,394,712	5.04
Saudi Arabia, Kingdom of Saudi Arabia	2,109,593	2.42	948,477	1.09
Hyundai Heavy Industries Co., Ltd. and subsidiaries(*2)	1,319,560	1.51	2,197,707	2.52
Pohang University of Science and Technology	1,905,000	2.18	1,905,000	2.18
KB Financial Group Inc. and subsidiaries(*2)	1,847,438	2.12	1,846,994	2.12
Others	68,407,039	78.47	69,316,038	79.51

	87,186,835	100.00	87,186,835	100.00

(*1)	Nippon Steel & Sumitomo Metal Corporation owns American Depository Receipts (ADRs) of POSCO, each of which represents 0.25 share of POSCO’s common share which has par value of ￦5,000 per share.
(*2)	Includes shares held by subsidiaries pursuant to Articles of Incorporation.

As of December 31, 2014, the shares of POSCO are listed on the Korea Exchange, while its depository shares are listed on the New York, Tokyo and London Stock Exchanges.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013

(b)	Consolidated subsidiaries

Details of consolidated subsidiaries as of December 31, 2014 and 2013 are as follows:

	Principal Operations	Ownership (%)
		December 31, 2014			December 31, 2013
		POSCO	Subsidiaries	Total	POSCO	Subsidiaries	Total	Region
[Domestic]
POSCO ENGINEERING & CONSTRUCTION., LTD.	Engineering and construction	89.53	—	89.53	89.53	—	89.53	Pohang
POSCO Processing & Service	Steel sales and service	96.01	—	96.01	95.31	—	95.31	Seoul
POSCO COATED & COLOR STEEL Co., Ltd.	Coated steel manufacturing	56.87	—	56.87	56.87	—	56.87	Pohang
POSCO ICT	Computer hardware and software distribution	65.38	—	65.38	65.38	—	65.38	Seongnam
POSCO Research Institute	Economic research and consulting	100.00	—	100.00	100.00	—	100.00	Seoul
POSMATE	Business facility maintenance	57.25	11.05	68.30	54.46	11.77	66.23	Suncheon
POSCO A&C	Architecture and consulting	100.00	—	100.00	100.00	—	100.00	Seoul
POSCO Specialty Steel Co., Ltd.	Steel manufacturing and sales	72.09	—	72.09	72.09	—	72.09	Changwon
POSCO Venture Capital Co., Ltd.	Investment in venture companies	95.00	—	95.00	95.00	—	95.00	Pohang
eNtoB Corporation	Electronic commerce	—	62.39	62.39	32.19	30.20	62.39	Seoul
POSCO CHEMTECH	Manufacturing and sellings of refractories	60.00	—	60.00	60.00	—	60.00	Pohang
POSCO-Terminal Co., Ltd.	Transporting and warehousing	51.00	—	51.00	51.00	—	51.00	Gwangyang
POSCO M-TECH(*1)	Packing materials manufacturing	48.85	—	48.85	48.85	—	48.85	Pohang
POSCO ENERGY CO., LTD.	Generation of electricity	89.02	—	89.02	89.02	—	89.02	Seoul
POSCO TMC Co., Ltd.	Component manufacturing	—	74.56	74.56	34.20	40.36	74.56	Cheonan
POSCO NIPPON STEEL RHF JOINT VENTURE. CO., Ltd.	Steel manufacturing and sales	70.00	—	70.00	70.00	—	70.00	Pohang
MegaAsset Co., Ltd.	Real estate rental and sales Construction and	—	100.00	100.00	—	100.00	100.00	Cheonan
POSCO Engineering CO., Ltd	engineering service	—	95.56	95.56	—	95.56	95.56	Seongnam
POSCO AST	Steel manufacturing and sales	—	100.00	100.00	100.00	—	100.00	Ansan
POSHIMETAL Co., Ltd.	Steel manufacturing and sales	65.00	—	65.00	65.00	—	65.00	Gwangyang
Poscoene	Handling & disposal of waste matter	—	100.00	100.00	—	100.00	100.00	Seoul
POSFINE Co., Ltd.	Non metallic minerals manufacturing	69.23	—	69.23	69.23	—	69.23	Gwangyang
POSCO Humans	Construction	90.30	—	90.30	90.30	—	90.30	Pohang
Mapo Hibroad Parking co., Ltd.	Construction	—	71.00	71.00	—	71.00	71.00	Seoul
Steel Processing and Fabricating Center Co., LTD	Steel manufacturing	—	84.89	84.89	—	70.52	70.52	Gwangyang
Plant Engineering service Technology Co., Ltd.	Engineering service	—	100.00	100.00	—	100.00	100.00	Pohang
POSCO PLANTEC Co., Ltd.	Steel work maintenance and machinery installation	60.84	13.10	73.94	—	—	—	Pohang
Busan E&E Co,. Ltd.	Handling & disposal of waste matter	70.00	—	70.00	70.00	—	70.00	Busan
POSCO Family Strategy Fund	Financial investment	60.79	39.21	100.00	60.79	39.21	100.00	Pohang
POREKA Co., Ltd.	Advertising agency	100.00	—	100.00	100.00	—	100.00	Seoul
Daewoo International Corporation	Trading and Energy & Resource development	60.31	—	60.31	60.31	—	60.31	Seoul
POSCO LED Co., Ltd.	LED lightening	16.70	63.30	80.00	16.70	63.30	80.00	Seongnam
Pohang Scrap Recycling Distribution Center Co., Ltd.	Steel processing and sales	—	51.00	51.00	—	51.00	51.00	Pohang
PSC Energy Global Co., Ltd.	Investment in energy industry	—	100.00	100.00	—	100.00	100.00	Pohang
Suncheon Eco Trans Co., Ltd	Train manufacturing & management	100.00	—	100.00	100.00	—	100.00	Suncheon
New Altec Co., Ltd	Aluminum products manufacturing and sales	—	60.10	60.10	—	60.10	60.10	Incheon
PONUTech Co., Ltd.	Nuclear power plant design and repair service	—	100.00	100.00	—	100.00	100.00	Ulsan
Tamra Offshore Wind Power Co., Ltd	Cogeneration plant operation	—	64.00	64.00	—	64.00	64.00	Jeju
POS-HiAL	Aluminum products manufacturing and sales	—	51.00	51.00	—	51.00	51.00	Youngam
IT Engineering(*2)	Automotive engineering service	—	17.00	17.00	—	17.00	17.00	Seoul
Future Creation Fund Postech Early Stage account(*2)	Investment in venture companies	—	40.00	40.00	—	—	—	Seoul
Keystone Private Equity	Investment in New Regeneration Energy	—	55.12	55.12	—	—	—	Seoul
POSCO Green Gas Technology	Gas manufacturing and Plumber	100.00	—	100.00	—	—	—	Gwangyang
POSCO WOMAN’S FUND(*2)	Investment in venture companies	—	40.00	40.00	—	—	—	Seoul
Chun Sa wind	Other development	—	100.00	100.00	—	—	—	Seoul
POSPOWER CO., Ltd.	Other development	—	100.00	100.00	—	—	—	Samchuck
Songdo Posco family Housing	House manufacturing and management	—	100.00	100.00	—	—	—	Incheon

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013

	Principal Operations	Ownership (%)
		December 31, 2014			December 31, 2013
		POSCO	Subsidiaries	Total	POSCO	Subsidiaries	Total	Region
[Foreign]
POSCO America Corporation	Steel trading	99.45	0.55	100.00	99.45	0.55	100.00	USA
POSCO AUSTRALIA PTY LTD	Iron ore sales & mine development	100.00	—	100.00	100.00	—	100.00	Australia
POSCO Canada Ltd.	Coal sales	—	100.00	100.00	—	100.00	100.00	Canada
POSCAN Elkveiw Coal Ltd.	Coal sales	—	100.00	100.00	—	100.00	100.00	Canada
POSCO Asia Co., Ltd.	Steel and raw material trading	100.00	—	100.00	100.00	—	100.00	Hongkong
POSCO-CTPC Co., Ltd.	Steel manufacturing	56.60	43.40	100.00	56.60	43.40	100.00	China
POSCO-JKPC Co., Ltd.	Steel manufacturing	—	89.18	89.18	—	95.00	95.00	Japan
INTERNATIONAL BUSINESS CENTER CORPORATION	Leasing service	—	—	—	—	60.00	60.00	Vietnam
POSCO E&C Vietnam Co., Ltd.	Steel manufacturing	—	100.00	100.00	—	100.00	100.00	Vietnam
Zhangjiagang Pohang Stainless Steel Co., Ltd.	Stainless steel manufacturing	58.60	23.88	82.48	58.60	23.88	82.48	China
POSCO (Guangdong) Steel Co., Ltd.	Plating steel sheet manufacturing	87.04	10.04	97.08	87.04	10.04	97.08	China
POSCO (Thailand) Company Limited	Steel manufacturing	85.62	14.38	100.00	85.62	14.38	100.00	Thailand
Myanmar POSCO Steel Co., Ltd	Zinc relief manufacturing	70.00	—	70.00	70.00	—	70.00	Myanmar
POSCO-JOPC Co., Ltd.	Steel manufacturing	—	—	—	—	56.84	56.84	Japan
POSCO Investment Co., Ltd.	Financial Service	100.00	—	100.00	100.00	—	100.00	Hongkong
POSCO-MKPC SDN BHD	Steel manufacturing	44.69	25.31	70.00	44.69	25.31	70.00	Malaysia
Qingdao Pohang Stainless	Stainless steel manufacturing	70.00	30.00	100.00	70.00	30.00	100.00	China
POSCO (Suzhou) Automotive Processing Center Co., Ltd.	Steel manufacturing	90.00	10.00	100.00	90.00	10.00	100.00	China
POSCO BIOVENTURES I, L.P.	Bio tech Industry	—	100.00	100.00	—	100.00	100.00	USA
PT. POSNESIA Stainless Steel Industry	Steel manufacturing	70.00	—	70.00	70.00	—	70.00	Indonesia
POSEC Hawaii, Inc.	Real estate Industry	—	100.00	100.00	—	100.00	100.00	USA
POSCO-China Qingdao Processing Center Co., Ltd.	Steel manufacturing	—	100.00	100.00	—	100.00	100.00	China
POS-ORE PTY LTD	Iron ore sales & mine development	—	100.00	100.00	—	100.00	100.00	Australia
POSCO-China Holding Corp.	Holding company	100.00	—	100.00	100.00	—	100.00	China
POSCO JAPAN Co., Ltd.	Steel trading	100.00	—	100.00	100.00	—	100.00	Japan
POS-CD PTY LTD	Coal sales	—	100.00	100.00	—	100.00	100.00	Australia
POS-GC PTY LTD	Coal sales	—	100.00	100.00	—	100.00	100.00	Australia
POSCO-India Private Limited	Steel manufacturing	100.00	—	100.00	100.00	—	100.00	India
POSCO-India Pune Processing Center. Pvt. Ltd.	Steel manufacturing	65.00	—	65.00	65.00	—	65.00	India
POSCO-JEPC Co., Ltd.	Steel manufacturing	—	88.02	88.02	—	88.02	88.02	Japan
POSCO-CFPC Co., Ltd.	Steel manufacturing	39.60	60.40	100.00	39.60	60.40	100.00	China
POSCO E&C CHINA Co., Ltd.	Construction and civil engineering	—	100.00	100.00	—	100.00	100.00	China
POSCO MPPC S.A. de C.V.	Steel manufacturing	—	95.00	95.00	—	95.00	95.00	Mexico
Zhangjigang Pohang Port Co., Ltd.	Loading and unloading service	—	100.00	100.00	—	100.00	100.00	China
Qingdao Pos-metal Co., Ltd.	Steel manufacturing	—	100.00	100.00	—	100.00	100.00	China
POSCO-VIETNAM Co., Ltd.	Steel manufacturing	85.00	—	85.00	85.00	—	85.00	Vietnam
POSCO MEXICO S.A. DE C.V.	Automotive steel sheet manufacturing	84.84	15.16	100.00	84.84	15.16	100.00	Mexico
POSCO India Delhi Steel Processing Centre Private Limited	Steel manufacturing	66.40	10.00	76.40	66.40	10.00	76.40	India
POSCO-Poland Wroclaw Processing Center Sp. z o. o.	Steel manufacturing	60.00	—	60.00	60.00	—	60.00	Poland
POS-NP PTY LTD	Coal sales	—	100.00	100.00	—	100.00	100.00	Australia
POSCO-Vietnam Processing Center Co., Ltd.	Steel manufacturing	87.10	5.00	92.10	91.63	—	91.63	Vietnam
POSCO (Chongqing) Automotive Processing Center Co., Ltd.	Steel manufacturing	90.00	10.00	100.00	90.00	10.00	100.00	China
SUZHOU POSCO-CORE TECHNOLOGY CO., LTD.	Component manufacturing	—	100.00	100.00	—	100.00	100.00	China
POSCO-Malaysia SDN. BHD.	Steel manufacturing	81.79	13.63	95.42	80.07	13.34	93.41	Malaysia
POS-Minerals Corporation	Mine development & sales	—	100.00	100.00	—	100.00	100.00	USA
POSCO(Wuhu) Automotive Processing Center Co., Ltd.	Steel manufacturing	68.57	31.43	100.00	68.57	31.43	100.00	China
POSCO Engineering and Construction India Private Limited	Construction and engineering	—	100.00	100.00	—	100.00	100.00	India
POSCO E&C SMART S DE RL DE CV	Construction and engineering	—	100.00	100.00	—	100.00	100.00	Mexico
POSCO Philippine Manila Processing Center, Inc.	Steel manufacturing	—	100.00	100.00	—	100.00	100.00	Philippines
POSCO Gulf SFC LLC	Steel manufacturing	—	81.93	81.93	—	81.93	81.93	UAE
Dalian POSCO ICT-DONGFANG Engineering Co., Ltd.	Electric control equipment manufacturing	—	100.00	100.00	—	100.00	100.00	China
SANPU TRADING Co., Ltd.	Raw material trading	—	70.00	70.00	—	70.00	70.00	China
Zhangjiagang BLZ Pohang International Trading	Steel transit trading	—	100.00	100.00	—	100.00	100.00	China
POSCO MEXICO HUMAN TECH S.A. de C.V.	Service	80.00	20.00	100.00	80.00	20.00	100.00	Mexico
POSCO MESDC S.A. DE C.V.	Steel product sales	—	56.80	56.80	—	56.80	56.80	Mexico
POSCO ICT-China	IT service and DVR business	—	100.00	100.00	—	100.00	100.00	China
DWEMEX, S.A.DE.C.V.	Construction	—	99.00	99.00	—	99.00	99.00	Mexico
POSCO MPC Servicios S.A. de C.V.	Steel manufacturing	—	61.00	61.00	—	61.00	61.00	Mexico
POSCO-Uruguay S.A	Lumber manufacturing & sales	98.10	—	98.10	98.00	—	98.00	Uruguay
Pos-Sea Pte Ltd	Steel transit trading	—	67.54	67.54	—	67.54	67.54	Singapore
POSCO Europe Steel Distribution Center	Steel product sales	50.00	20.00	70.00	50.00	20.00	70.00	Slovenia
VECTUS LIMITED	PRT test track construction	—	99.69	99.69	—	99.57	99.57	England
Zeus(Cayman)	Service	100.00	—	100.00	100.00	—	100.00	Cayman Islands
POSCO VST CO., LTD.	Stainless steel manufacturing	95.65	—	95.65	95.65	—	95.65	Vietnam
POSCO Maharashtra Steel Private Limited	Steel manufacturing	100.00	—	100.00	100.00	—	100.00	India

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013

	Principal Operations	Ownership (%)
		December 31, 2014			December 31, 2013
		POSCO	Subsidiaries	Total	POSCO	Subsidiaries	Total	Region
[Foreign]
POSCO India Chennai Steel Processing Centre Pvt.Ltd.	Steel manufacturing	100.00	—	100.00	100.00	—	100.00	India
POSCO TNPC Otomotiv Celik San. Ve Tic. A.S	Steel manufacturing	100.00	—	100.00	100.00	—	100.00	Turkey
POSCO Vietnam Ha Noi Processing Center Co., Ltd.	Steel manufacturing	70.00	—	70.00	70.00	—	70.00	Vietnam
POSCO (Liaoning) Automotive Processing Center Co., Ltd.	Steel manufacturing	90.00	10.00	100.00	90.00	10.00	100.00	China
POSCO-Indonesia Jakarta Processing Center	Steel manufacturing	65.00	20.00	85.00	65.00	20.00	85.00	Indonesia
POSCO E&C VENEZUELA C.A.	Construction and engineering	—	100.00	100.00	—	100.00	100.00	Venezuela
Motta Resources Indonesia	Mine development	65.00	—	65.00	65.00	—	65.00	Indonesia
POSCO TMC INDIA PRIVATE LIMITED	Steel manufacturing	—	100.00	100.00	—	100.00	100.00	India
POSCO America Alabama Processing Center Co., Ltd.	Steel manufacturing	—	100.00	100.00	—	100.00	100.00	USA
PT PEN INDONESIA	Construction	—	67.00	67.00	—	95.00	95.00	Indonesia
POSCO (Yantai) Automotive Processing Center Co., Ltd.	Steel manufacturing	90.00	10.00	100.00	90.00	10.00	100.00	China
POSCO India Steel Distribution Center Private Ltd.	Steel logistics	—	100.00	100.00	—	100.00	100.00	India
POSCO China Dalian Plate Processing Center Co., Ltd.	Steel manufacturing	80.00	10.00	90.00	80.00	10.00	90.00	China
POSCO-South Asia Company Limited	Steel product sales	100.00	—	100.00	100.00	—	100.00	Thailand
POSCO SS-VINA	Steel manufacturing	—	100.00	100.00	—	100.00	100.00	Vietnam
POSCO-NCR Coal Ltd.	Coal sales	—	100.00	100.00	—	100.00	100.00	Canada
POSCO WA PTY LTD	Iron ore sales & mine development	100.00	—	100.00	100.00	—	100.00	Australia
POSCO Engineering and Construction—UZ	Construction	—	100.00	100.00	—	100.00	100.00	Uzbekistan
POSCO AUSTRALIA GP PTY LIMITED	Resource development	—	100.00	100.00	—	100.00	100.00	Australia
Daewoo International (America) Corp.	Trading business	—	100.00	100.00	—	100.00	100.00	USA
Daewoo International (Deutschland) GmbH.	Trading business	—	100.00	100.00	—	100.00	100.00	Germany
Daewoo International Japan Corp.	Trading business	—	100.00	100.00	—	100.00	100.00	Japan
DAEWOO INTERNATIONAL SINGAPORE PTE. LTD.	Trading business	—	100.00	100.00	—	100.00	100.00	Singapore
Daewoo Italia S.r.l.	Trading business	—	100.00	100.00	—	100.00	100.00	Italy
Daewoo (China) Co., Ltd.	Trading business	—	100.00	100.00	—	100.00	100.00	China
DAEWOO TEXTILE FERGANA LLC	Textile manufacturing	—	100.00	100.00	—	100.00	100.00	Uzbekistan
DAEWOO TEXTILE BUKHARA LLC	Textile manufacturing	—	100.00	100.00	—	100.00	100.00	Uzbekistan
DAEWOO INTERNATIONAL AUSTRALIA HOLDINGS PTY LTD	Resource development	—	100.00	100.00	—	100.00	100.00	Australia
Daewoo Paper Manufacturing Co., Ltd.	Paper manufacturing	—	66.70	66.70	—	66.70	66.70	China
Tianjin Daewoo Paper Manufacturing Co., Ltd.	Paper manufacturing	—	68.30	68.30	—	68.30	68.30	China
POSCO MAURITIUS LIMITED	Coal development and sales	—	100.00	100.00	—	100.00	100.00	Mauritius
PT. KRAKATAU POSCO	Steel manufacturing	70.00	—	70.00	70.00	—	70.00	Indonesia
Myanmar Daewoo Limited	Trading business	—	100.00	100.00	—	100.00	100.00	Myanmar
DAEWOO INTERNATIONAL MEXICO S.A. DE C.V.	Trading business	—	100.00	100.00	—	100.00	100.00	Mexico
Daewoo International Guangzhou Corp.	Trading business	—	100.00	100.00	—	100.00	100.00	China
Daewoo (M) SDN. BHD.	Trading business	—	100.00	100.00	—	100.00	100.00	Malaysia
Daewoo EL SALVADOR S.A. DE C.V.	Trading business	—	88.00	88.00	—	88.00	88.00	El Salvador
POSCO (Zhangjiagang) STS Processing Center Co., Ltd	Steel manufacturing	—	100.00	100.00	—	100.00	100.00	China
Daewoo International (M) SDN BHD	Trading business	—	100.00	100.00	—	100.00	100.00	Malaysia
Daewoo International SHANGHAI CO., LTD.	Trading business	—	100.00	100.00	—	100.00	100.00	China
DAEWOO POWER AND INFRA (PTY) LTD.	Electricity	—	100.00	100.00	—	100.00	100.00	Republic of South Africa
PGSF, L.P.	Investment in Bio tech Industry	—	100.00	100.00	—	100.00	100.00	USA
Xenesys Inc.	Power generation equipment manufacturing	29.58	21.35	50.93	29.58	21.35	50.93	Japan
Daewoo International INDIA Private Ltd.	Trading business	—	100.00	100.00	—	100.00	100.00	India
TECHREN Solar, LLC	Electrical Industry	—	99.92	99.92	—	99.92	99.92	USA
PT. POSCO E&C INDONESIA	Construction	—	100.00	100.00	—	100.00	100.00	Indonesia
HUME COAL PTY LTD	Raw material manufacturing	—	100.00	100.00	—	100.00	100.00	Australia
POSCO FOUNDATION	Non-profit charitable organization	—	100.00	100.00	—	100.00	100.00	India
EPC EQUITIES LLP	Construction	—	80.00	80.00	—	70.00	70.00	England
SANTOS CMI CONSTRUCTION TRADING LLP	Construction	—	99.90	99.90	—	99.90	99.90	England
SANTOS CMI INC. USA	Construction	—	100.00	100.00	—	100.00	100.00	USA
SANTOS CMI ENGENHARIA E CONSTRUCOES LTDA	Construction	—	99.98	99.98	—	99.98	99.98	Brazil
SANTOS CMI PERU S.A.	Construction	—	99.99	99.99	—	99.99	99.99	Peru
SANTOS CMI CONSTRUCCIONES S.A.	Construction	—	100.00	100.00	—	100.00	100.00	Uruguay
GENTECH INTERNATIONAL INC.	Construction	—	90.00	90.00	—	90.00	90.00	Panama
EPC INVESTMENTS C.V.	Construction	—	99.99	99.99	—	99.99	99.99	Netherlands
SANTOSCMI S.A.	Construction	—	80.00	80.00	—	70.00	70.00	Ecuador
SANTOSCMI CONSTRUCCIONES DE CHILE S.A.	Construction	—	99.00	99.00	—	99.00	99.00	Chile
S&K -SANTOSCMI S.A. DE C.V.	Construction	—	—	—	—	99.00	99.00	Mexico
COMPANIADEAUTOMATIZACION & CONTROL, GENESYS S.A.	Construction	—	90.00	90.00	—	90.00	90.00	Ecuador
VAUTIDAMERICAS S.A.	Construction	—	51.00	51.00	—	51.00	51.00	Ecuador
POSCO ENGINEERING & CONSTRUCTION DO BRAZIL LTDA.	Construction	—	100.00	100.00	—	100.00	100.00	Brazil
POSCO Electrical Steel India Private Limited	Electrical Steel manufacturing	100.00	—	100.00	100.00	—	100.00	India
Daewoo International Cameroon S.A.	Resource Development	—	—	—	—	100.00	100.00	Cameroon

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013

	Principal Operations	Ownership (%)
		December 31, 2014			December 31, 2013
		POSCO	Subsidiaries	Total	POSCO	Subsidiaries	Total	Region
[Foreign]
POSCO ASSAN TST STEEL INDUSTRY	Steel manufacturing	60.00	10.00	70.00	60.00	10.00	70.00	Turkey
HONG KONG POSCO E&C (CHINA)	Investment	—	100.00	100.00	—	100.00	100.00	Hongkong
INVESTMENT Co., Ltd.
POSCO Klappan Coal Ltd.	Coal sales	—	100.00	100.00	—	100.00	100.00	Canada
DAESAN (CAMBODIA) Co., Ltd.	Investment	—	100.00	100.00	—	100.00	100.00	Cambodia
Brazil Sao Paulo Steel Processing Center	Steel manufacturing	—	76.00	76.00	—	76.00	76.00	Brazil
POSCO(Dalian) IT Center Development Co., Ltd.	Investment	—	100.00	100.00	—	100.00	100.00	China
PT. POSCO RESOURCES INDONESIA	Mine development	100.00	—	100.00	100.00	—	100.00	Indonesia
PT. POSCO ICT INDONESIA	IT service and Electric Control Engineering	—	66.99	66.99	—	66.99	66.99	Indonesia
PT. POSCO MTECH INDONESIA	Steel manufacturing	—	71.43	71.43	—	60.00	60.00	Indonesia
PT. KRAKATAU POSCO ENERGY	Manufacturing & management	—	90.00	90.00	—	90.00	90.00	Indonesia
POSCO RUS LLC	Trading business	90.00	10.00	100.00	90.00	10.00	100.00	Russia
POSCO Thainox Public Company Limited	Steel manufacturing	84.93	—	84.93	84.93	—	84.93	Thailand
DAEWOO INTERNATIONAL SHANGHAI WAIGAOQIAO CO., LTD.	Merchandising trade	—	100.00	100.00	—	100.00	100.00	China
PT. Bio Inti Agrindo	Forest resources development	—	85.00	85.00	—	85.00	85.00	Indonesia
POSCO ENGINEERING AND CONSTRUCTION AUSTRALIA PTY LTD	Iron ore sales	—	100.00	100.00	—	100.00	100.00	Australia
POSCO-TISCO (JILIN) PROCESSING CENTER Co., Ltd.	Steel manufacturing	50.00	10.00	60.00	50.00	10.00	60.00	China
Hunchun Posco Hyundai International Logistics Complex Development Co., Ltd	Logistics	—	80.00	80.00	—	72.93	72.93	China
USA-SRDC	Scrap sales	—	100.00	100.00	—	100.00	100.00	USA
Daewoo International Vietnam Co., Ltd.	Trading business	—	100.00	100.00	—	100.00	100.00	Vietnam
PT. Krakatau Posco Chemtech Calcination	Manufacturing and selling of quicklime	—	80.00	80.00	—	80.00	80.00	Indonesia
POSCO AFRICA (PROPRIETARY) LIMITED	Trading business	100.00	—	100.00	100.00	—	100.00	Republic of South Africa
EPC INGENIERIA & SERVICIOS DE COSTA RICA SA	Construction and engineering service	—	100.00	100.00	—	100.00	100.00	Costa Rica
POSCO ICT BRASIL	IT service and engineering	—	100.00	100.00	—	100.00	100.00	Brazil
LA-SRDC	Scrap manufacturing	—	68.41	68.41	—	68.41	68.41	USA
DONG FANG JIN HONG	Real estate development, rental and management	—	99.00	99.00	—	99.00	99.00	China
PRODUCTOS OFERTAS SISTEMAS Y COMERCIALIZADORA ORIENTAL S DE RL DE CV	Steel manufacturing and sales	—	100.00	100.00	—	100.00	100.00	Mexico
POSCO(Guangdong) Automotive Steel Co., Ltd.	Steel manufacturing and sales	83.64	10.00	93.64	83.64	10.00	93.64	China
POSCO MAPC SA DE CV	Steel manufacturing and sales	80.00	20.00	100.00	80.00	20.00	100.00	Mexico
POSCO AMERICA COMERCIALIZADORA S DE RL DE CV	Human-resource service	—	100.00	100.00	—	100.00	100.00	Mexico
POSCO ENGINEERING (THAILAND) CO., LTD.(*2)	Chemical plant	—	48.90	48.90	—	48.90	48.90	Thailand
POSCO YongXin Rare Earth Metal Co., Ltd.	Magnet material manufacturing and sales	—	51.67	51.67	—	51.67	51.67	China
POSCO-Mory-Maruyasu PIPE	Common steel welded pipe manufacturing and selling	—	50.00	50.00	—	50.00	50.00	Japan
PT KRAKATAU BLUE WATER	Wastewater treatment facilities operation and maintenance	—	67.00	67.00	—	67.00	67.00	Indonesia
KRAKATAU POS-CHEM DONG-SUH CHEMICAL(*2)	Chemical by-product manufacturing and sales	—	45.00	45.00	—	45.00	45.00	Indonesia
Myanmar Daewoo International Corporation	Trading business	—	100.00	100.00	—	100.00	100.00	Myanmar
POSCO-Italy Processing Center	Stainless steel sheet manufacturing and sales	80.00	10.00	90.00	80.00	10.00	90.00	Italy
DAEWOO E&P CANADA CORPORATION	Crude oil and natural gas mining	—	100.00	100.00	—	100.00	100.00	Canada
Yingkou Puxiang Trade Co., Ltd.	Refractory quality test and import and export trade	—	100.00	100.00	—	100.00	100.00	China
Myanmar POSCO C&C Company, Limited.	Steel manufacturing and sales IT service and electric control	—	70.00	70.00	—	70.00	70.00	Myanmar
POSCO ICT VIETNAM	engineering	—	100.00	100.00	—	100.00	100.00	Vietnam
Daewoo Global Development. Pte., Ltd	Real estate development	—	51.00	51.00	—	51.00	51.00	Myanmar
Myanmar POSCO Engineering & Construction Company, Limited.	Construction and engineering service	—	100.00	100.00	—	100.00	100.00	Myanmar
POSCO COATED STEEL (THAILAND) CO., LTD.	Automotive steel sheet manufacturing and sales	100.00	—	100.00	100.00	—	100.00	Thailand
POSCO China Suzhou Processing Center Co., Ltd (formerly, POSCO-SAMSUNG Suzhou Processing Center Co., Ltd.)	Steel manufacturing	30.00	70.00	100.00	—	—	—	China
Hanjung Power Pty., Ltd	Electricity production	—	100.00	100.00	—	—	—	Papua New Guinea
Daewoo Amara Company Limited	Real estate development	—	98.54	98.54	—	—	—	Myanmar
POSMATE-CHINA CO., LTD	Business facility maintenance	—	100.00	100.00	—	—	—	China
Daewoo Precious Resources Co., Ltd.	Resources development	—	60.00	60.00	—	—	—	Myanmar
POSCO-Mexico Villagran Wire-rod Processing Center	Steel manufacturing	56.75	10.00	66.75	—	—	—	Mexico
SANTOS CMI Guatemala S.A.	Construction	—	99.00	99.00	—	—	—	Guatemala
POSCO-China Dalian Steel Fabricating Center	Steel manufacturing	42.16	25.39	67.55	—	—	—	China
POSCO E&C HOLDINGS CO., Ltd.	Holding company	—	100.00	100.00	—	—	—	Thailand
POSCO E&C (THAILAND) CO., Ltd.	Construction	—	100.00	100.00	—	—	—	Thailand
SUNGJIN CANADA LTD.	Machinery installation	—	70.00	70.00	—	—	—	Canada
POSCO PLANTEC Thailand CO. LTD(*2)	Steel work maintenance and machinery installation	—	48.78	48.78	—	—	—	Thailand
DAEWOO POWER PNG Ltd.	Electricity production	—	100.00	100.00	—	—	—	Papua New Guinea

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013

(*1)	Included as a subsidiary as the Company has the power over more than half of the voting rights by virtue of an agreement with Postech, which has a 4.72% ownership interest.
(*2)	These subsidiaries are included in the consolidated financial statements as the controlling company has control over them in consideration of the board of directors’ composition and others.

The amounts recognized in equity as a result of changes in the Company’s ownership interests in subsidiaries that did not result in a loss of control (2014: POSCO P&S Co., Ltd., SPFC Co., Ltd. etc.,; 2013: POSCO Specialty Steel Co., Ltd., POSCO ICT Co., Ltd., POSCO TMC Co., Ltd. etc.) were ￦9,401 million and ￦31,417 million for the years ended December 31, 2014 and 2013, respectively.

As of December 31, 2014, there are no restrictions on the ability of subsidiaries to transfer funds to the controlling company, such as in the form of cash dividends, repayment of loans or payment of advances.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013

(c)	Summarized financial information of subsidiaries as of and for the years ended December 31, 2014 and 2013 are as follows:

1)	December 31, 2014

(in millions of Won)
Company	Assets		Liabilities	Equity (deficit)	Sales	Net income (loss)
[Domestic]
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	￦	6,566,784	3,594,334	2,972,450	7,514,710	13,353
POSCO Processing&Service		1,297,049	425,568	871,481	3,162,892	(14,418)
POSCO COATED & COLOR STEEL Co., Ltd.		423,833	257,365	166,468	801,982	(1,881)
POSCO ICT		721,006	298,718	422,288	921,524	20,327
POSCO Research Institute		37,511	10,118	27,393	59,851	897
POSMATE (formerly, Seoung Gwang Co., Ltd.)		243,499	64,530	178,969	132,292	9,892
POSCO A&C		86,469	53,203	33,266	189,401	(6,755)
POSCO Specialty Steel Co., Ltd.		1,693,511	744,776	948,735	1,261,374	(20,126)
POSTECH Venture Capital Co., Ltd.		163,045	52,034	111,011	16,074	4,073
eNtoB Corporation		96,251	61,188	35,063	694,731	2,468
POSCO CHEMTECH		645,782	138,334	507,448	1,330,564	70,544
POSCO-Terminal Co., Ltd.		155,298	14,379	140,919	116,449	18,153
POSCO M-TECH		220,770	171,484	49,286	437,995	(100,718)
POSCO ENERGY CO., LTD.		4,645,722	3,061,231	1,584,491	2,533,673	19,254
POSCO TMC Co., Ltd.		212,215	124,789	87,426	320,403	(3,418)
POSCO NIPPON STEEL RHF JOINT VENTURE.CO., Ltd.		129,227	77,319	51,908	64,879	5,061
MegaAsset Co., Ltd.		96,884	51,690	45,194	97,793	(3,489)
POSCO Engineering CO., Ltd		568,164	398,179	169,985	928,505	1,308
POSCO AST		494,743	349,438	145,305	621,944	(7,146)
POSHIMETAL Co., Ltd.		348,050	353,470	(5,420)	186,634	(14,184)
Poscoene		39,990	17,647	22,343	33,140	(12)
POSFINE Co., Ltd.		53,556	40,662	12,894	22,489	(506)
POSCO Humans		15,784	7,791	7,993	32,998	(1,451)
Mapo Hibroad Parking co., Ltd.		1,541	323	1,218	—	(27)
Steel Processing and Fabricating Center Co., LTD		150,587	84,928	65,659	176,558	(7,051)
Plant Engineering service Technology Co., Ltd.		11,255	4,532	6,723	21,052	3,406
POSCO PLANTEC Co., Ltd.		745,763	529,904	215,859	618,580	(279,217)
Busan E&E Co,. Ltd.		97,734	57,278	40,456	22,096	897
POSCO Family Strategy Fund		53,144	—	53,144	1,249	(9,495)
POREKA Co., Ltd.		19,791	15,924	3,867	20,477	(175)
Daewoo International Corporation		8,631,129	6,287,212	2,343,917	19,938,097	173,421
POSCO LED Co., Ltd.		47,561	46,154	1,407	50,005	(5,718)
Pohang Scrap Recycling Distribution Center Co., Ltd.		16,938	326	16,612	3,994	426
PSC Energy Global Co., Ltd.		108,792	8	108,784	—	(4,138)
Suncheon Eco Trans Co., Ltd		69,362	46,226	23,136	1,295	(5,098)
New Altec Co., Ltd		128,050	33,347	94,703	72,145	(1,867)
PONUTech Co., Ltd.		110,739	84,288	26,451	48,581	(8,047)
Tamra Offshore Wind Power Co., Ltd		26,881	12	26,869	—	141
POS-HiAL		60,794	53,068	7,726	1,445	(8,576)
IT Engineering		6,002	2,274	3,728	7,666	51
Future Creation Fund Postech Early Stage account		16,590	3	16,587	98	(659)
Keystone Private Equity		24,139	107	24,032	—	(4,143)
POSCO Green Gas Technology		894,226	214,915	679,311	—	(3,289)
POSCO WOMAN’S FUND		2,916	1	2,915	21	(85)
POSPOWER CO., Ltd.		79,222	1,911	77,311	—	(1,190)
Songdo Posco family Housing		69,125	68,135	990	—	(10)

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013

(in millions of Won)
Company	Assets		Liabilities	Equity (deficit)	Sales	Net income (loss)
[Foreign]
POSCO America Corporation	￦	515,212	451,641	63,571	921,052	(17,185)
POSCO AUSTRALIA PTY LTD		720,400	59,585	660,815	91,250	78,401
POSCO Canada Ltd.		585,737	75,284	510,453	142,286	41,083
POSCO Asia Co., Ltd.		1,064,932	1,018,268	46,664	3,561,754	5,570
POSCO-CTPC Co., Ltd.		106,837	67,556	39,281	138,102	2,145
POSCO-JKPC Co., Ltd.		105,381	85,664	19,717	216,557	990
POSCO E&C Vietnam Co., Ltd.		266,220	203,011	63,209	493,472	14,905
Zhangjiagang Pohang Stainless Steel Co., Ltd.		1,353,790	837,341	516,449	3,022,527	7,336
POSCO (Guangdong) Steel Co., Ltd.		115,250	72,510	42,740	185,880	(2,397)
POSCO (Thailand) Company Limited		111,616	66,827	44,789	169,822	(356)
Myanmar POSCO Steel Co., Ltd		19,206	846	18,360	15,393	1,058
POSCO Investment Co., Ltd.		852,003	742,198	109,805	14,865	5,302
POSCO-MKPC SDN BHD		114,638	72,849	41,789	162,687	(1,682)
Qingdao Pohang Stainless Steel Co., Ltd.		192,701	107,717	84,984	347,484	(7,313)
POSCO (Suzhou) Automotive Processing Center Co., Ltd.		373,257	248,405	124,852	460,216	8,821
POSCO BIOVENTURES I, L.P.		7,016	41	6,975	351	(992)
PT. POSNESIA Stainless Steel Industry		12,080	—	12,080	—	29
POSEC Hawaii, Inc.		280	5	275	—	(43)
POSCO-China Qingdao Processing Center Co., Ltd.		53,358	37,951	15,407	99,795	557
POS-ORE PTY LTD		22,757	13,589	9,168	112,323	32,629
POSCO-China Holding Corp.		430,973	173,012	257,961	220,376	880
POSCO JAPAN Co., Ltd.		631,040	520,718	110,322	1,440,254	13,854
POS-CD PTY LTD		29,252	13,661	15,591	11,873	(24,933)
POS-GC PTY LTD		46,289	42,339	3,950	3,354	(6,004)
POSCO-India Private Limited		118,083	1,186	116,897	—	71
POSCO-India Pune Processing Center. Pvt. Ltd.		194,840	187,259	7,581	335,847	3,356
POSCO-JEPC Co., Ltd.		155,248	137,364	17,884	283,836	1,558
POSCO-CFPC Co., Ltd.		211,258	165,223	46,035	638,272	1,289
POSCO E&C CHINA Co., Ltd.		275,313	201,973	73,340	319,427	17,504
POSCO MPPC S.A. de C.V.		236,416	202,138	34,278	348,507	2,985
Zhangjigang Pohang Port Co., Ltd.		22,145	5,567	16,578	6,167	516
Qingdao Pos-metal Co., Ltd.		5,368	5,838	(470)	34,511	72
POSCO-VIETNAM Co., Ltd.		558,841	532,066	26,775	645,269	(6,334)
POSCO MEXICO S.A. DE C.V.		806,888	598,459	208,429	492,045	168
POSCO India Delhi Steel Processing Centre Private Limited		119,803	113,271	6,532	170,150	(1,348)
POSCO-Poland Wroclaw Processing Center Sp. z o. o.		38,960	21,430	17,530	49,446	73
POS-NP PTY LTD		36,662	21,434	15,228	17,092	(14,860)
POSCO-Vietnam Processing Center Co., Ltd.		128,334	100,033	28,301	208,533	1,147
POSCO(Chongqing) Automotive Processing Center Co., Ltd.		94,082	67,088	26,994	128,069	3,392
SUZHOU POSCO-CORE TECHNOLOGY CO., LTD.		54,488	30,627	23,861	88,534	(1,001)
POSCO-Malaysia SDN. BHD.		76,452	87,145	(10,693)	112,578	(5,933)
POS-Minerals Corporation		228,578	132,804	95,774	—	(5,999)
POSCO (Wuhu) Automotive Processing Center Co., Ltd.		89,252	45,002	44,250	127,266	2,487
POSCO Engineering and Construction India Private Limited		13,444	4,737	8,707	39,427	1,564
POSCO E&C SMART S DE RL DE CV		14,365	10,040	4,325	4,077	730
POSCO Philippine Manila Processing Center, Inc.		25,367	14,501	10,866	30,918	577
POSCO China Suzhou Processing Center Co., Ltd (formerly, POSCO-SAMSUNG Suzhou Processing Center Co., Ltd.)		20,079	15,150	4,929	28,466	(308)
POSCO Gulf SFC LLC		73,679	70,267	3,412	32,464	(2,090)
Dalian POSCO ICT-DONGFANG Engineering Co., Ltd.		4,388	1,952	2,436	7,436	77
SANPU TRADING Co., Ltd.		1,859	—	1,859	69	23
Zhangjiagang BLZ Pohang International Trading		10,683	5,421	5,262	67,936	180
POSCO MEXICO HUMAN TECH S.A. de C.V.		1,314	1,129	185	10,209	72
POSCO MESDC S.A. DE C.V.		11,772	277	11,495	6,865	361

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013

(in millions of Won)
Company	Assets		Liabilities	Equity (deficit)	Sales	Net income (loss)
[Foreign]
POSCO ICT-China	￦	5,465	4,484	981	11,439	347
DWEMEX, S.A.DE.C.V.		169	25	144	—	(8)
POSCO MPC Servicios S.A. de C.V.		1,403	1,121	282	7,449	28
POSCO-Uruguay S.A		21,408	168	21,240	8	(482)
Pos-Sea Pte Ltd		43,343	43,168	175	200,491	(2,505)
POSCO Europe Steel Distribution Center		7,880	1,382	6,498	15,151	693
POSCO ENGINEERING (THAILAND) CO., LTD.		47,197	44,170	3,027	118,897	2,202
VECTUS LIMITED		1,942	12,272	(10,330)	3,252	1,993
POSCO VST CO., LTD.		345,119	320,642	24,477	414,452	(4,416)
POSCO Maharashtra Steel Private Limited		1,408,178	1,210,616	197,562	376,207	(26,742)
POSCO India Chennai Steel Processing Centre Pvt.Ltd.		115,574	104,350	11,224	173,873	2,426
POSCO TNPC Otomotiv Celik San. Ve Tic. A.S		38,009	31,066	6,943	48,985	56
POSCO Vietnam Ha Noi Processing Center Co., Ltd.		68,454	60,593	7,861	149,408	1,047
POSCO (Liaoning) Automotive Processing Center Co., Ltd.		90,145	58,957	31,188	155,931	4,184
POSCO-Indonesia Jakarta Processing Center		102,635	86,082	16,553	72,998	(1,175)
POSCO E&C VENEZUELA C.A.		160	6	154	—	(189)
Motta Resources Indonesia		3,723	18,391	(14,668)	—	(367)
POSCO TMC INDIA PRIVATE LIMITED		12,037	10,250	1,787	21,278	(128)
POSCO America Alabama Processing Center Co., Ltd.		50,401	37,403	12,998	102,543	620
PT PEN INDONESIA		8,758	17,293	(8,535)	14,765	(10,701)
POSCO (Yantai) Automotive Processing Center Co., Ltd.		68,503	47,304	21,199	91,994	2,783
POSCO India Steel Distribution Center Private Ltd.		12,750	10,419	2,331	31,734	650
POSCO China Dalian Plate Processing Center Co., Ltd.		117,991	104,670	13,321	40,761	(7,434)
POSCO-South Asia Company Limited		14,189	231	13,958	9,460	605
POSCO SS-VINA		670,244	422,339	247,905	—	(8,422)
POSCO WA PTY LTD		450,307	8	450,299	—	(6,957)
POSCO Engineering and Construction—UZ		5,479	4,394	1,085	2,967	222
POSCO AUSTRALIA GP PTY LIMITED		26,521	3	26,518	—	(11,381)
POSCO YongXin Rare Earth Metal Co., Ltd.		76,178	96,493	(20,315)	36,803	(9,979)
Hanjung Power Pty., Ltd		26,855	12,737	14,118	39,364	8,441
Daewoo International (America) Corp.		556,964	506,331	50,633	1,336,452	2,660
Daewoo International (Deutschland) GmbH.		208,781	198,442	10,339	422,239	31
Daewoo International Japan Corp.		262,049	256,088	5,961	762,596	311
DAEWOO INTERNATIONAL SINGAPORE PTE. LTD.		197,342	193,290	4,052	1,084,755	123
Daewoo Italia S.r.l.		73,310	68,619	4,691	259,456	235
Daewoo (China) Co., Ltd.		121,588	71,510	50,078	320,028	1,275
DAEWOO TEXTILE FERGANA LLC		87,729	57,609	30,120	99,825	889
DAEWOO TEXTILE BUKHARA LLC		51,456	31,530	19,926	40,903	1,575
DAEWOO INTERNATIONAL AUSTRALIA HOLDINGS PTY LTD		125,964	24,150	101,814	22,493	(759)
Daewoo Paper Manufacturing Co., Ltd.		63,029	71,231	(8,202)	50,188	(4,253)
Tianjin Daewoo Paper Manufacturing Co., Ltd.		14,166	32,073	(17,907)	—	—
POSCO MAURITIUS LIMITED		26,585	4	26,581	—	(11)
PT. KRAKATAU POSCO		3,955,121	3,131,407	823,714	1,129,977	(250,848)
Myanmar Daewoo Limited		677	692	(15)	—	(180)
DAEWOO INTERNATIONAL MEXICO S.A. DE C.V.		101,819	94,153	7,666	249,722	2,128
Daewoo International Guangzhou Corp.		6,152	5,994	158	27,280	(428)

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013

(in millions of Won)
Company	Assets		Liabilities	Equity (deficit)	Sales	Net income (loss)
[Foreign]
POSCO (Zhangjiagang) STS Processing Center Co., Ltd	￦	73,628	59,946	13,682	395,782	375
Daewoo International (M) SDN BHD		39,461	36,902	2,559	102,439	314
Daewoo International SHANGHAI CO., LTD.		39,981	31,572	8,409	30,161	330
PGSF, L.P.		9,290	2	9,288	—	1,452
Xenesys Inc.		5,141	1,713	3,428	2,668	(1,900)
Daewoo International INDIA Private Ltd.		29,318	27,241	2,077	58,090	283
TECHREN Solar, LLC		106	330	(224)	—	(5,623)
PT. POSCO E&C INDONESIA		22,799	9,401	13,398	54,954	7,701
HUME COAL PTY LTD		88,827	6,580	82,247	266	(2)
POSCO FOUNDATION		172	1	171	—	8
EPC EQUITIES LLP		49,096	50,173	(1,077)	—	(156)
SANTOS CMI CONSTRUCTION TRADING LLP		22,371	32,738	(10,367)	730	(7,661)
SANTOS CMI INC. USA		31,286	29,747	1,539	19,318	122
SANTOS CMI ENGENHARIA E CONSTRUCOES LTDA		22,741	30,708	(7,967)	47,640	(3,300)
SANTOS CMI PERU S.A.		10,863	37,270	(26,407)	1,382	(2,806)
SANTOS CMI CONSTRUCCIONES S.A.		9,888	10,399	(511)	9,413	(518)
GENTECH INTERNATIONAL INC.		103	104	(1)	99	(658)
EPC INVESTMENTS C.V.		—	25	(25)	—	—
SANTOSCMI S.A.		38,264	26,176	12,088	38,840	(2,406)
SANTOSCMI CONSTRUCCIONES DE CHILE S.A.		8,545	4,591	3,954	1,172	808
COMPANIADEAUTOMATIZACION& CONTROL, GENESYS S.A.		7,736	4,256	3,480	12,484	25
VAUTIDAMERICAS S.A.		3,365	2,265	1,100	1,573	(744)
POSCO ASSAN TST STEEL INDUSTRY		723,377	694,452	28,925	509,859	(14,543)
HONG KONG POSCO E&C (CHINA) INVESTMENT Co., Ltd.		150,088	182,662	(32,574)	—	(9,418)
POSCO ENGINEERING & CONSTRUCTION DO BRAZIL LTDA.		193,998	162,790	31,208	270,082	6,263
POSCO Electrical Steel India Private Limited		216,877	184,643	32,234	114,433	189
PT. POSCO RESOURCES INDONESIA		753	34	719	719	(334)
POSCO(Dalian) IT Center Development Co., Ltd.		312,970	175,925	137,045	—	(2,134)
Brazil Sao Paulo Steel Processing Center		63,978	69,325	(5,347)	34,734	(12,867)
DAESAN (CAMBODIA) Co., Ltd.		28,718	34,003	(5,285)	—	6
PT. POSCO ICT INDONESIA		9,300	7,860	1,440	30,841	1,004
PT. POSCO MTECH INDONESIA		17,509	13,231	4,278	12,532	(1,026)
PT. KRAKATAU POSCO ENERGY		320,630	215,524	105,106	31,693	15,152
POSCO RUS LLC		10,604	9,681	923	5,496	(1,344)
POSCO Thainox Public Company Limited		421,059	122,113	298,946	475,345	3,799
DAEWOO INTERNATIONAL SHANGHAI WAIGAOQIAO CO., LTD.		21,997	21,169	828	125,707	—
PT. Bio Inti Agrindo		89,249	64,759	24,490	2,817	(2,048)
POSCO ENGINEERING AND CONSTRUCTION AUSTRALIA PTY LTD		5,788	7,330	(1,542)	7,799	(3,662)
POSCO-TISCO (JILIN) PROCESSING CENTER Co., Ltd.		71,032	55,576	15,456	95,681	(1,302)
Hunchun Posco Hyundai International Logistics Complex Development Co., Ltd		85,440	49	85,391	—	(537)
USA-SRDC		419	—	419	—	(4)
Daewoo International Vietnam Co., Ltd.		5,130	835	4,295	5,951	387
PT. Krakatau Posco Chemtech Calcination		75,294	48,625	26,669	23,856	5,244
POSCO AFRICA (PROPRIETARY) LIMITED		40,803	48	40,755	219	(1,048)
EPC INGENIERIA & SERVICIOS DE COSTA RICA SA		3,616	132	3,484	2,914	773
POSCO ICT BRASIL		5,876	7,578	(1,702)	2,863	(1,416)
LA-SRDC		1,154	552	602	5,431	19
DONG FANG JIN HONG		470,759	298,789	171,970	—	(2,047)

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013

(in millions of Won)
Company	Assets		Liabilities	Equity (deficit)	Sales	Net income (loss)
[Foreign]
PRODUCTOS OFERTAS SISTEMAS Y COMERCIALIZADORA ORIENTAL S DE RL DE CV	￦	79	75	4	787	3
POSCO AMERICA COMERCIALIZADORA S DE RL DE CV		55,653	56,127	(474)	91,370	(696)
POSCO(Guangdong) Automotive Steel Co., Ltd.		384,846	258,563	126,283	237,943	(317)
POSCO MAPC SA DE CV		49,621	28,816	20,805	86,818	16
POSCO-Mory-Maruyasu PIPE		8,417	6,007	2,410	4,425	(1,622)
PT KRAKATAU BLUE WATER		1,470	823	647	1,369	335
KRAKATAU POS-CHEM DONG-SUH CHEMICAL		28,389	20,196	8,193	16,626	(591)
Myanmar Daewoo International Corporation		6,410	179	6,231	1,771	493
POSCO-Italy Processing Center		86,819	80,333	6,486	84,698	1,042
DAEWOO E&P CANADA CORPORATION		35,943	21,841	14,102	6,572	1,903
Yingkou Puxiang Trade Co., Ltd.		328	62	266	998	(85)
Myanmar POSCO C&C Company, Limited.		19,773	13,594	6,179	606	(398)
POSCO ICT VIETNAM		3,013	1,729	1,284	5,259	607
Daewoo Global Development. Pte., Ltd		109,238	61,067	48,171	352	(6,296)
Myanmar POSCO Engineering & Construction Company, Limited.		11,871	7,221	4,650	18,763	2,351
POSCO COATED STEEL (THAILAND) CO., LTD.		91,177	727	90,450	—	(2,481)
DAEWOO POWER AND INFRA (PTY) LTD.		705	327	378	1,116	388
Daewoo Amara Company Limited		102,412	55,162	47,250	—	(1,068)
POSMATE-CHINA CO., LTD		254	5	249	120	34
Daewoo Precious Resources Co., Ltd.		3,411	3	3,408	—	—
POSCO-Mexico Villagran Wire-rod Processing Center		16,547	210	16,337	—	(566)
SANTOS CMI Guatemala S.A.		9,001	8,814	187	36,602	101
POSCO-China Dalian Steel Fabricating Center		9,410	436	8,974	558	(906)
POSCO E&C HOLDINGS CO., Ltd.		500	192	308	—	(22)
POSCO E&C (THAILAND) CO., Ltd.		2,181	1,543	638	125	(10)
SUNGJIN CANADA LTD.		357	55	302	—	(430)
POSCO PLANTEC Thailand CO. LTD		1,498	1,108	390	5,015	40

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013

2)	December 31, 2013

(in millions of Won)
Company	Assets		Liabilities	Equity (deficit)	Sales	Net income (loss)
[Domestic]
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	￦	6,853,318	3,885,127	2,968,191	8,028,269	98,714
POSCO Processing&Service		1,061,686	367,791	693,895	2,745,727	35,941
POSCO COATED & COLOR STEEL Co., Ltd.		449,661	280,097	169,564	821,183	(5,173)
POSCO ICT		733,968	327,728	406,240	1,050,747	33,796
POSCO Research Institute		36,841	10,051	26,790	58,519	1,167
POSMATE (formerly, Seoung Gwang Co., Ltd.)		214,286	56,247	158,039	118,489	8,501
POSCO A&C		98,502	56,578	41,924	154,053	(6,076)
POSCO Specialty Steel Co., Ltd.		1,792,904	533,797	1,259,107	1,316,781	31,703
POSTECH Venture Capital Co., Ltd.		118,603	11,186	107,417	11,506	3,506
eNtoB Corporation		89,371	56,789	32,582	648,761	1,414
POSCO CHEMTECH		588,671	139,399	449,272	1,280,591	59,953
POSCO-Terminal Co., Ltd.		134,787	9,443	125,344	104,586	22,152
POSCO M-TECH		346,577	193,375	153,202	902,541	(10,649)
POSCO ENERGY CO., LTD.		4,022,984	2,433,704	1,589,280	2,901,117	143,976
POSCO TMC Co., Ltd.		209,745	117,890	91,855	319,580	447
POSCO NIPPON STEEL RHF JOINT VENTURE.CO., Ltd.		139,612	92,134	47,478	56,789	2,601
MegaAsset Co., Ltd.		136,387	87,750	48,637	83,809	183
POSCO Engineering CO., Ltd		608,624	435,380	173,244	1,013,115	10,286
POSCO AST		508,189	354,591	153,598	611,458	(3,006)
POSHIMETAL Co., Ltd.		359,240	350,158	9,082	179,550	(12,109)
Poscoene		22,447	91	22,356	—	66
POSFINE Co., Ltd.		58,252	44,852	13,400	28,974	1,560
POSCO Humans		13,691	4,179	9,512	33,116	286
Mapo Hibroad Parking co., Ltd.		1,544	300	1,244	—	(36)
Steel Processing and Fabricating Center Co., LTD		169,437	136,488	32,949	194,018	(2,558)
Plant Engineering service Technology Co., Ltd.		6,754	2,970	3,784	10,731	1,385
Busan E&E Co,. Ltd.		113,287	73,609	39,678	136,279	(1,820)
POSCO Family Strategy Fund		61,033	7	61,026	1,082	(5,298)
POREKA Co., Ltd.		19,403	15,468	3,935	23,961	69
Daewoo International Corporation		7,739,676	5,524,030	2,215,646	16,601,358	132,541
POSCO LED Co., Ltd.		57,561	50,419	7,142	60,693	(7,029)
Pohang Scrap Recycling Distribution Center Co., Ltd.		17,072	511	16,561	5,530	734
PSC Energy Global Co., Ltd.		96,058	—	96,058	—	(13,890)
Suncheon Eco Trans Co., Ltd		67,768	46,467	21,301	—	(1,065)
New Altec Co., Ltd		131,244	34,473	96,771	81,318	(1,366)
PONUTech Co., Ltd.		117,033	80,881	36,152	56,151	(560)
Tamra Offshore Wind Power Co., Ltd		26,728	—	26,728	—	(12)
POS-HiAL		59,836	43,460	16,376	—	(2,521)
IT Engineering		7,026	3,349	3,677	11,293	133

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013

(in millions of Won)
Company	Assets		Liabilities	Equity (deficit)	Sales	Net income (loss)
[Foreign]
POSCO America Corporation	￦	360,278	307,874	52,404	737,584	(126,699)
POSCO AUSTRALIA PTY LTD		971,471	328,455	643,016	117,481	74,784
POSCO Canada Ltd.		589,015	100,337	488,678	143,485	48,611
POSCO Asia Co., Ltd.		760,306	721,090	39,216	2,861,848	3,829
POSCO-CTPC Co., Ltd.		87,914	51,514	36,400	127,558	4,526
POSCO-JKPC Co., Ltd.		66,374	50,347	16,027	107,220	1,717
INTERNATIONAL BUSINESS CENTER CORPORATION		75,459	41,476	33,983	24,275	9,894
POSCO E&C Vietnam Co., Ltd.		263,042	214,573	48,469	363,321	25,364
Zhangjiagang Pohang Stainless Steel Co., Ltd.		1,305,878	806,051	499,827	2,935,626	21,467
POSCO (Guangdong) Steel Co., Ltd.		128,859	84,435	44,424	211,606	4,715
POSCO (Thailand) Company Limited		119,445	76,044	43,401	220,471	1,471
Myanmar POSCO Steel Co., Ltd		19,884	3,318	16,566	14,001	932
POSCO-JOPC Co., Ltd.		54,026	49,524	4,502	97,003	906
POSCO Investment Co., Ltd.		802,503	702,337	100,166	13,962	4,949
POSCO-MKPC SDN BHD		136,957	92,539	44,418	211,330	1,058
Qingdao Pohang Stainless Steel Co., Ltd.		191,829	100,902	90,927	396,564	1,783
POSCO (Suzhou) Automotive Processing Center Co., Ltd.		300,725	187,070	113,655	458,113	22,798
POSCO BIOVENTURES I, L.P.		7,255	—	7,255	—	(206)
PT. POSNESIA Stainless Steel Industry		11,568	—	11,568	—	(1,340)
POSEC Hawaii, Inc.		314	7	307	—	(38)
POSCO-China Qingdao Processing Center Co., Ltd.		54,609	40,042	14,567	108,054	155
POS-ORE PTY LTD		43,442	2,642	40,800	130,819	72,845
POSCO-China Holding Corp.		360,809	108,315	252,494	145,469	(21,932)
POSCO JAPAN Co., Ltd.		756,571	649,824	106,747	1,379,727	11,868
POS-CD PTY LTD		55,347	14,354	40,993	22,178	(2,173)
POS-GC PTY LTD		55,150	45,074	10,076	8,411	(21,444)
POSCO-India Private Limited		115,183	311	114,872	—	620
POSCO-India Pune Processing Center. Pvt. Ltd.		143,286	139,149	4,137	266,832	(9,619)
POSCO-JEPC Co., Ltd.		165,310	147,355	17,955	299,848	1,780
POSCO-CFPC Co., Ltd.		180,275	136,369	43,906	619,308	1,962
POSCO E&C CHINA Co., Ltd.		307,625	250,899	56,726	238,999	12,733
POSCO MPPC S.A. de C.V.		198,465	168,548	29,917	352,952	(3,433)
Zhangjigang Pohang Port Co., Ltd.		22,495	6,736	15,759	6,712	768
Qingdao Pos-metal Co., Ltd.		5,947	6,481	(534)	50,774	(1,376)
POSCO-VIETNAM Co., Ltd.		541,348	509,293	32,055	714,841	(503)
POSCO MEXICO S.A. DE C.V.		794,853	594,916	199,937	359,422	(32,287)
POSCO India Delhi Steel Processing Centre Private Limited		91,704	83,949	7,755	145,625	(9,685)
POSCO-Poland Wroclaw Processing Center Sp. z o. o.		41,003	20,860	20,143	66,597	978
POS-NP PTY LTD		56,343	25,704	30,639	21,429	(364)
POSCO-Vietnam Processing Center Co., Ltd.		84,133	58,435	25,698	132,608	1,299
POSCO(Chongqing) Automotive Processing Center Co., Ltd.		67,049	52,512	14,537	115,253	5,634
SUZHOU POSCO-CORE TECHNOLOGY CO., LTD.		60,707	36,249	24,458	86,400	324
POSCO-Malaysia SDN. BHD.		82,648	104,940	(22,292)	124,556	(2,730)

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013

(in millions of Won)
Company	Assets		Liabilities	Equity (deficit)	Sales	Net income (loss)
[Foreign]
POS-Minerals Corporation	￦	217,664	119,701	97,963	—	(5,815)
POSCO(Wuhu) Automotive Processing Center Co., Ltd.		69,625	44,536	25,089	113,011	2,758
POSCO Engineering and Construction India Private Limited		18,098	11,083	7,015	76,805	1,034
POSCO E&C SMART S DE RL DE CV		20,993	17,054	3,939	21,562	2,194
POSCO Philippine Manila Processing Center, Inc.		29,045	19,037	10,008	32,582	726
POSCO Gulf SFC LLC		53,831	48,441	5,390	23,585	(1,951)
Dalian POSCO ICT-DONGFANG Engineering Co., Ltd.		7,630	5,037	2,593	7,564	318
SANPU TRADING Co., Ltd.		1,806	3	1,803	70	24
Zhangjiagang BLZ Pohang International Trading		10,036	5,050	4,986	52,649	187
POSCO MEXICO HUMAN TECH S.A. de C.V.		1,035	908	127	9,267	101
POSCO MESDC S.A. DE C.V.		12,574	491	12,083	4,784	203
POSCO ICT-China		2,566	1,742	824	6,957	163
DWEMEX, S.A.DE.C.V.		183	19	164	—	(12)
POSCO MPC Servicios S.A. de C.V.		1,152	875	277	6,591	57
POSCO-Uruguay S.A		22,805	120	22,685	1	(891)
Pos-Sea Pte Ltd		12,724	9,855	2,869	122,439	675
POSCO Europe Steel Distribution Center		7,564	1,205	6,359	13,769	458
POSCO ENGINEERING (THAILAND) CO., LTD.		21,082	20,357	725	23,492	741
VECTUS LIMITED		954	15,565	(14,611)	5,240	(5,155)
POSCO VST CO., LTD.		399,242	371,409	27,833	377,478	(24,136)
POSCO Maharashtra Steel Private Limited		942,836	832,247	110,589	224,385	(111,675)
POSCO India Chennai Steel Processing Centre Pvt.Ltd.		93,623	89,043	4,580	183,304	(4,247)
POSCO TNPC Otomotiv Celik San. Ve Tic. A.S		41,597	34,336	7,261	64,185	(1,923)
POSCO Vietnam Ha Noi Processing Center Co., Ltd.		56,855	50,358	6,497	110,108	995
POSCO(Liaoning) Automotive Processing Center Co., Ltd.		73,083	46,710	26,373	113,971	3,297
POSCO-Indonesia Jakarta Processing Center		106,838	89,768	17,070	80,534	(5,110)
POSCO E&C VENEZUELA C.A.		126	—	126	—	—
Motta Resources Indonesia		4,264	18,259	(13,995)	—	(5,522)
POSCO TMC INDIA PRIVATE LIMITED		9,095	7,211	1,884	18,376	(29)
POSCO America Alabama Processing Center Co., Ltd.		46,816	34,958	11,858	107,780	339
PT PEN INDONESIA		4,681	3,707	974	20,037	(1,289)
POSCO(Yantai) Automotive Processing Center Co., Ltd.		45,863	27,874	17,989	64,784	2,124
POSCO India Steel Distribution Center Private Ltd.		6,063	4,413	1,650	5,526	(144)
POSCO China Dalian Plate Processing Center Co., Ltd.		88,337	67,680	20,657	29,843	(10,876)
POSCO-South Asia Company Limited		13,061	235	12,826	10,214	1,049
POSCO SS-VINA		505,785	264,716	241,069	—	(1,586)
POSCO WA PTY LTD		317,250	38	317,212	—	(6,338)
POSCO Engineering and Construction—UZ		3,964	3,039	925	2,690	406
POSCO AUSTRALIA GP PTY LIMITED		38,786	4	38,782	—	(18,523)
POSCO YongXin Rare Earth Metal Co., Ltd.		23,925	33,715	(9,790)	3,962	(9,194)

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013

(in millions of Won)
Company	Assets		Liabilities	Equity (deficit)	Sales	Net income (loss)
[Foreign]
Daewoo International (America) Corp.	￦	417,955	372,011	45,944	1,046,283	2,788
Daewoo International (Deutschland) GmbH.		148,268	137,035	11,233	308,507	772
Daewoo International Japan Corp.		190,524	184,329	6,195	588,810	240
DAEWOO INTERNATIONAL SINGAPORE PTE. LTD.		125,927	122,160	3,767	659,805	(516)
Daewoo Italia S.r.l.		59,839	54,973	4,866	277,455	959
Daewoo (China) Co., Ltd.		84,004	36,556	47,448	250,006	244
DAEWOO TEXTILE FERGANA LLC		85,758	57,733	28,025	117,548	8,237
DAEWOO TEXTILE BUKHARA LLC		51,071	33,520	17,551	47,896	3,695
DAEWOO INTERNATIONAL AUSTRALIA HOLDINGS PTY LTD		134,238	27,044	107,194	21,629	(1,525)
Daewoo Paper Manufacturing Co., Ltd.		69,020	72,745	(3,725)	61,163	(4,052)
Tianjin Daewoo Paper Manufacturing Co., Ltd.		13,916	31,505	(17,589)	—	—
POSCO MAURITIUS LIMITED		24,071	5	24,066	—	(22)
PT. KRAKATAU POSCO		3,410,502	2,437,868	972,634	—	(41,921)
Myanmar Daewoo Limited		181	8	173	1,075	564
DAEWOO INTERNATIONAL MEXICO S.A. DE C.V.		46,695	40,563	6,132	170,951	1,098
Daewoo International Guangzhou Corp.		9,668	9,077	591	54,403	(3,718)
POSCO (Zhangjiagang) STS Processing Center Co., Ltd		63,729	50,653	13,076	350,000	743
Daewoo International (M) SDN BHD		28,161	25,865	2,296	87,881	61
Daewoo International SHANGHAI CO., LTD.		66,677	58,754	7,923	44,490	73
PGSF, L.P.		7,464	2	7,462	—	1,948
Xenesys Inc.		7,996	2,337	5,659	3,877	(1,558)
Daewoo International INDIA Private Ltd.		4,771	3,008	1,763	18,805	43
TECHREN Solar, LLC		1,373	528	845	—	(8,531)
PT. POSCO E&C INDONESIA		54,139	44,327	9,812	217,879	17,145
HUME COAL PTY LTD		40,634	259	40,375	110	(282)
POSCO FOUNDATION		161	—	161	—	(1)
EPC EQUITIES LLP		59,500	60,378	(878)	(1,592)	516
SANTOS CMI CONSTRUCTION TRADING LLP		35,562	37,836	(2,274)	—	(11,991)
SANTOS CMI INC. USA		28,780	27,425	1,355	36,385	8,777
SANTOS CMI ENGENHARIA E CONSTRUCOES LTDA		12,997	17,017	(4,020)	15,907	3,474
SANTOS CMI PERU S.A.		6,590	30,761	(24,171)	13,187	(16,510)
SANTOS CMI CONSTRUCCIONES S.A.		26	14	12	17	3
GENTECH INTERNATIONAL INC.		981	323	658	1,901	293
EPC INVESTMENTS C.V.		—	24	(24)	—	(11)
SANTOSCMI S.A.		39,513	24,918	14,595	87,597	907
SANTOSCMI CONSTRUCCIONES DE CHILE S.A.		6,159	270	5,889	1,833	191
S&K -SANTOSCMI S.A. DE C.V.		55	169	(114)	468	(54)
COMPANIADEAUTOMATIZACION& CONTROL, GENESYS S.A.		10,872	7,530	3,342	19,350	754
VAUTIDAMERICAS S.A.		4,559	2,757	1,802	2,020	(839)
POSCO ASSAN TST STEEL INDUSTRY		622,336	527,955	94,381	122,071	(51,312)
HONG KONG POSCO E&C (CHINA) INVESTMENT Co., Ltd.		146,186	168,589	(22,403)	—	1,881
POSCO ENGINEERING & CONSTRUCTION DO BRAZIL LTDA.		261,738	234,275	27,463	122,020	8,683
POSCO Electrical Steel India Private Limited		141,462	109,955	31,507	1,769	(12,645)
Daewoo International Cameroon S.A.		3,060	36	3,024	—	—

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013

(in millions of Won)
Company	Assets		Liabilities	Equity (deficit)	Sales	Net income (loss)
[Foreign]
DAESAN (CAMBODIA) Co., Ltd.	￦	27,556	32,635	(5,079)	—	(24)
Brazil Sao Paulo Steel Processing Center		65,191	58,010	7,181	32,155	(7,930)
POSCO(Dalian) IT Center Development Co., Ltd.		235,918	99,127	136,791	—	(3,174)
PT. POSCO RESOURCES INDONESIA		1,089	60	1,029	—	(1,024)
PT.POSCO ICT INDONESIA		9,106	8,674	432	24,975	116
PT. POSCO MTECH INDONESIA		15,502	12,477	3,025	3,882	(2,207)
PT. KRAKATAU POSCO ENERGY		275,011	189,242	85,769	—	(945)
POSCO RUS LLC		17,301	14,256	3,045	2,052	(702)
POSCO Thainox Public Company Limited		398,449	114,365	284,084	403,382	(10,166)
DAEWOO INTERNATIONAL SHANGHAI WAIGAOQIAO CO., LTD.		26,123	25,310	813	109,757	43
PT. Bio Inti Agrindo		48,986	33,525	15,461	880	399
POSCO ENGINEERING AND CONSTRUCTION AUSTRALIA PTY LTD		5,285	3,270	2,015	19,369	(3,567)
POSCO-TISCO (JILIN) PROCESSING CENTER Co., Ltd.		72,832	56,324	16,508	71,052	(790)
Hunchun Posco Hyundai International Logistics Complex Development Co., Ltd		58,355	26	58,329	—	369
USA-SRDC		411	5	406	—	140
Daewoo International Vietnam Co., Ltd.		4,031	123	3,908	3,537	(271)
PT.Krakatau Posco Chemtech Calcination		53,317	32,970	20,347	107	(1,694)
POSCO AFRICA (PROPRIETARY) LIMITED		44,885	31	44,854	129	5,592
EPC INGENIERIA & SERVICIOS DE COSTA RICA SA		5,101	1,266	3,835	6,519	4,016
POSCO ICT BRASIL		3,944	4,371	(427)	829	(983)
LA-SRDC		1,373	725	648	6,276	144
DONG FANG JIN HONG		365,795	194,786	171,009	—	(1,856)
PRODUCTOS OFERTAS SISTEMAS Y COMERCIALIZADORA ORIENTAL S DE RL DE CV		127	125	2	531	—
POSCO AMERICA COMERCIALIZADORA S DE RL DE CV		13,000	14,424	(1,424)	15,401	(1,160)
POSCO(Guangdong) Automotive Steel Co., Ltd.		402,115	277,747	124,368	141,877	(27,026)
POSCO MAPC SA DE CV		40,278	20,320	19,958	14,492	(1,186)
POSCO-Mory-Maruyasu PIPE		7,879	3,612	4,267	9	(371)
PT KRAKATAU BLUE WATER		592	285	307	337	20
KRAKATAU POS-CHEM DONG-SUH CHEMICAL		14,853	6,395	8,458	—	(768)
Myanmar Daewoo International Corporation		5,709	4	5,705	629	447
POSCO-Italy Processing Center		53,683	47,700	5,983	6,541	(1,732)
DAEWOO E&P CANADA CORPORATION		16,584	8,606	7,978	912	215
Yingkou Puxiang Trade Co., Ltd.		421	73	348	473	60
Myanmar POSCO C&C Company, Limited.		6,611	279	6,332	—	—
POSCO ICT VIETNAM		1,659	982	677	498	194
Daewoo Global Development. Pte., Ltd		26,378	202	26,176	—	(214)
Myanmar POSCO Engineering & Construction Company, Limited.		1,052	—	1,052	—	(3)
POSCO COATED STEEL (THAILAND) CO., LTD.		5,874	—	5,874	—	—

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013

(d)	Details of non-controlling interest as of and for the years ended December 31, 2014 and 2013 are as follows:

1)	December 31, 2014

(in millions of Won)
	Daewoo International Corporation		PT. KRAKATAU POSCO	POSCO CHEMTECH	POSCO ENGINEERING & CONSTRUCTION CO., LTD.	POSCO ENERGY Co., Ltd.	Others	Total
Current assets	￦	5,177,495	645,598	360,673	4,501,969	501,219	12,781,184	23,968,138
Non-current assets		6,028,358	3,303,632	251,206	1,322,767	3,393,917	10,135,827	24,435,707
Current liabilities		(5,046,468)	(988,132)	(131,389)	(2,996,618)	(546,791)	(11,493,074)	(21,202,472)
Non-current liabilities		(1,807,698)	(2,118,519)	(7,150)	(754,696)	(2,513,129)	(3,681,307)	(10,882,499)
Equity		4,351,687	842,579	473,340	2,073,422	835,216	7,742,630	16,318,874
Non-controlling interests		1,727,078	252,773	189,336	217,182	91,668	1,677,400	4,155,437
Sales		19,938,711	1,129,977	1,331,527	7,514,710	2,533,673	28,738,206	61,186,804
Profit for the period		83,167	(232,503)	68,196	42,643	21,100	(159,066)	(176,463)
Profit (loss) attributable to non-controlling interests		33,007	(69,751)	27,278	4,467	2,316	(62,302)	(64,985)
Cash flows from operating activities		(149,695)	(27,383)	20,676	24,592	36,346	(121,697)	(217,161)
Cash flows from investing activities		(167,573)	(74,454)	(28,349)	(33,755)	(117,154)	(230,954)	(652,239)
Cash flows from financing activities (before dividends to non-controlling interest)		336,114	75,680	—	(15,162)	83,014	406,904	886,550
Dividend to non-controlling interest		(13,558)	—	(3,544)	(1,923)	(2,648)	(5,748)	(27,421)
Effect of exchange rate fluctuation on cash held		(46)	134	43	(8)	—	3,636	3,759
Net increase in cash and cash equivalents		5,242	(26,023)	(11,174)	(26,256)	(442)	52,141	(6,512)

2)	December 31, 2013

(in millions of Won)
	Daewoo International Corporation		PT. KRAKATAU POSCO	POSCO Specialty Steel Co., Ltd.	POSCO ENGINEERING & CONSTRUCTION CO., LTD.	POSCO ENERGY Co., Ltd.	Others	Total
Current assets	￦	4,313,678	427,029	633,583	5,071,247	697,234	9,773,753	20,916,524
Non-current assets		6,110,630	3,019,191	879,536	1,062,166	3,115,599	8,538,325	22,725,447
Current liabilities		(4,258,245)	(611,434)	(269,749)	(3,515,803)	(674,370)	(8,990,091)	(18,319,692)
Non-current liabilities		(1,835,835)	(1,862,078)	(264,596)	(478,070)	(1,760,156)	(3,038,981)	(9,239,716)
Equity		4,330,228	972,708	978,774	2,139,540	1,378,307	6,283,006	16,082,563
Non-controlling interests		1,718,562	291,812	273,143	224,108	151,274	1,451,734	4,110,633
Sales		16,838,559	—	1,316,781	8,036,752	2,901,117	25,405,268	54,498,477
Profit for the period		42,312	(41,844)	31,749	144,888	146,419	(143,940)	179,584
Profit (loss) attributable to non-controlling interests		16,793	(12,553)	8,860	15,176	16,070	(15,634)	28,712
Cash flows from operating activities		(67,785)	(50,209)	18,721	40,815	32,174	23,342	(2,942)
Cash flows from investing activities		(123,609)	(405,186)	(54,152)	(15,888)	(94,741)	(337,253)	(1,030,829)
Cash flows from financing activities (before dividends to non-controlling interest)		156,326	467,617	80,213	(29,059)	62,273	375,947	1,113,317
Dividend to non-controlling interest		(13,558)	—	(2,217)	(2,885)	—	(9,125)	(27,785)
Effect of exchange rate fluctuation on cash held		(114)	(560)	—	(360)	—	(9,036)	(10,070)
Net increase in cash and cash equivalents		(48,740)	11,662	42,565	(7,377)	(294)	43,875	41,691

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013

(e)	Details of associates and joint ventures

1)	Associates

Details of associates as of December 31, 2014 and 2013 are as follows:

Investee	Category of Business	Ownership (%)		Region
		2014	2013
[Domestic]
EQP POSCO Global NO1 Natual Resources PEF	Investment in new technologies	28.48	27.23	Seoul
SNNC	Raw material manufacturing and sales	49.00	49.00	Gwangyang
QSONE Co., Ltd.	Real estate rental and facility management	50.00	50.00	Seoul
Incheon-Gimpo Expressway Co., Ltd.	Construction	25.76	29.94	Anyang
BLUE OCEAN Private Equity Fund	Private equity financial	27.52	27.52	Seoul
UITrans LRT Co., Ltd.	Transporting	38.19	38.19	Seoul
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd	Real estate development	25.10	25.10	Chungju
KoFC POSCO HANWHA KB Shared Growth NO. 2. Private Equity Fund(*1)	Investment in new technologies	12.50	12.50	Seoul
KONES, Corp.	Technical service	41.67	41.67	Gyeongju
Gunggi Green Energy(*1)	Electricity generation	19.00	19.00	Hwaseong
Gale International Korea, LLC	Real estate rental	29.90	29.90	Seoul
Pohang Techno Valley PFV Corporation(*2)	Real estate development	54.99	54.99	Pohang
Pohang Special Welding Co., Ltd.	Welding material and tools manafacturing and sales	50.00	50.00	Pohang
KC Chemicals(*1)	Machinery manufacturing	19.00	19.00	Hwaseong
Green Jang Ryang Co., Ltd	Sewerage treatment	25.00	25.00	Pohang
DAEHO GLOBAL MANAGEMENT CO., LTD.	Investment advisory service	35.82	35.82	Pohang
Daewoo Public Car Sales (Gwangju) CO., Ltd	Leasing services	50.00	50.00	Gwangju
Clean Gimpo Co., Ltd.	Construction	29.58	29.58	Gimpo
Pajoo & Viro Co., Ltd.	Construction	40.00	40.00	Paju
Posco-IDV Growth Ladder IP Fund(*1,3)	Investment in new technologies	17.86	—	Seoul
SuNAM Co., Ltd(*1)	Power supply manufacturing	19.17	19.17	Seoul
Pureun Tongyeong Enviro Co., Ltd.	Sewerage treatment	20.40	20.40	Tongyeong
Postech Early Stage Fund(*1)	Investment in venture companies	10.00	10.00	Pohang
Posgreen Co., Ltd.(*1)	Plastic manufacturing	19.00	19.00	Gwangyang
POSTECH Social Enterprise Fund(*1)	Investment in new technologies	9.17	9.17	Seoul
Applied Science Corp.	Machinery manufacturing	26.47	27.11	Paju
Suw on Green Environment Co., Ltd	Construction	27.50	27.50	Hwaseong
Universal Studios Resort Asset Management Corporation	Real estate services	26.17	26.17	Seoul
Noel Green Energy Co., Ltd.(*3)	Electricity generation	20.00	—	Seoul
Synergy Private Equity Fund(*1,3)	Investment in new technologies	17.86	—	Seoul
Pure Gimpo Co., Ltd.	Construction	28.79	28.79	Seoul
Pohang Techno Valley AMC	Construction	29.50	29.50	Pohang
New Songdo International City Development, LLC	Real estate rental	29.90	29.90	Seoul
MTAPOLIS Co., Ltd.	Multiplex development	40.05	40.05	Hwaseong
Busan-Gimhae Light Rail Transit Co., Ltd.	Transporting	25.00	25.00	Gimhae
Clean Iksan Co., Ltd.	Construction	23.50	23.50	Pohang
Mokpo Deayang Industrial Corporation	Real estate development	27.40	27.40	Mokpo
Chun-cheon Energy Co., Ltd	Electricity generation	29.90	29.90	Chuncheon
Innovalley Co., Ltd.	Real estate developement	28.77	28.77	Yongin
Garolim Tidal Power Plant Co., Ltd	Tidal power plant construction and management	32.13	32.13	Seosan
Posco e&c Songdo International Building	Non-resident building lease	49.00	49.00	Seoul
POSCO PLANTEC Co., Ltd.(*4)	Industrial structure manufacturing	—	43.97	Ulsan
Future Creation Fund Postech Early Stage account(*4)	Investment in new technologies	—	40.00	Seoul
Taegisan Wind Power Corporation(*5)	Wind power plant construction and management	—	50.00	Hoengseong
Dakos Co., Ltd.(*6)	Railway equipment manufacturing	—	31.00	Seongnam
Gyeonggi CES Co., Ltd(*5)	Facility construction	—	21.83	Yangju
Hyundai Investment Network Private Equity Fund I(*6)	Mine investment	—	50.00	Seoul

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013

Investee		Ownership (%)
	Category of Business	2014	2013	Region
[Foreign]
Eureka Moly LLC	Steel processing and sales	20.00	20.00	USA
South-East Asia Gas Pipeline Company Ltd.	Pipeline construction	25.04	25.04	Myanmar
7623704 Canada Inc.(*1)	Investments management	10.40	10.40	Canada
Nickel Mining Company SAS	Raw material manufacturing and sales	49.00	49.00	New Caledonia
AES-VCM Mong Duong Power Company Limited	Electricity generation	30.00	30.00	Vietnam
AMCI (WA) PTY LTD.	Iron ore sales & mine development	49.00	49.00	Australia
KOREA LNG LTD.	Gas production and sales	20.00	20.00	England
CAML RESOURCES PTY LTD.	Raw material manufacturing and sales	33.34	33.34	Australia
NCR LLC	Coal sales	29.41	29.41	Canada
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd	Tinplate manufacturing and sales	34.00	34.00	China
PT. Batutua Tembaga Raya(*3)	Raw material manufacturing and sales	24.10	—	Indonesia
VSC POSCO Steel Corporation	Steel manufacturing and sales	50.00	50.00	Vietnam
PT. Wampu Electric Power	Construction and engneering service	20.00	20.00	Indonesia
POSCO SeAH Steel Wire(Nantong) Co., Ltd.	Steel processing and sales	25.00	25.00	China
POSCHROME (PROPRIETARY) LIMITED	Raw material manufacturing and sales	50.00	50.00	South Africa
LLP POSUK Titanium	Titanium manufacturing and sales	36.83	36.83	Kazahstan
IMFA ALLOYS FINLEASE LTD	Raw material manufacturing and sales	24.00	24.00	India
AN KHANH NEW CITY DEVELOPMENT J.V CO., LTD.	Highway construction and new town development	50.00	50.00	Vietnam
XG Sciences(*3)	New materials manufacturing and development	26.27	—	USA
General Medicines Company Ltd.	Medicine manufacturing and sales	33.00	33.00	Sudan
PT.INDONESIA POS CHEMTECH CHOSUN Ref	Refractory manufacturing and sales	30.19	30.19	Indonesia
PT. Tanggamus Electric Power	Construction and engneering service	20.59	20.00	Indonesia
POS-SEAHSTEELWIRE(TIANJIN)CO., Ltd	Steel manufacturing and sales	25.00	25.00	China
SHANGHAI LANSHENG DAEWOO CORP.	Trading	49.00	49.00	China
POSK(Pinghu) Steel Processing Center Co., Ltd.	Steel processing and sales	20.00	20.00	China
SHANGHAI WAIGAOQIAO FREE TRADE ZONE LANSHENG DAEWOO IN’L TRADING CO., LTD.	Trading	49.00	49.00	China
NS-Thainox Auto Co., Ltd.	Steel manufacturing and sales	49.00	49.00	Vietnam
BGC-POS PTY LTD.	Construction	49.00	49.00	Australia
Sebang Steel	Scrap sales	49.00	49.00	Japan
Hamparan Mulia	Resource development	45.00	45.00	Indonesia
Baganuur Energy Corporation	Refined oil manufacturing	50.00	50.00	Mongolia
POSCO-Poggenamp Electrical Steel Pvt. Ltd.	Steel manufacturing	26.00	26.00	India
Fifth Combined Heat and Power Plant LLC	Thermal power generation	30.00	30.00	Mongolia
GLOBAL KOMSCO Daewoo LLC	Mintage	35.00	35.00	Uzbekistan
KG Power(M) SDN. BHD	Energy & resource development	20.00	20.00	Malaysia
Arctos Anthracite Joint Venture	Coal sales	20.00	20.00	Canada
LI3 ENERGY INC	Energy & resource development	26.06	26.06	Peru
POSCO China Suzhou Processing Center Co., Ltd. (formerly, POSCO-SAMSUNG Suzhou Processing Center Co., Ltd.)(*4)	Steel processing and sales	—	30.00	China
Hanjung Power Pty., Ltd(*4)	Electric power manufacturing and sales	—	49.00	Papua
				New Guinea
POSVINA Co., Ltd.(*5)	Plating steel sheet manufacturing and sales	—	50.00	Vietnam
Yingkou Posrec Refractories Co., Ltd.(*6)	Refractory manufacturing	—	25.00	China
Daewoo (THAILAND) CO., LTD.(*6)	Trading	—	49.00	Thailand
N.I.CO., LTD.(*6)	Trading	—	50.00	North Korea
Boulder Solar Power, LLC(*5)	Electric power manufacturing	—	21.74	USA

(*1)	The Company is able to exercise significant influence even though the Company’s percentage of ownership is below 20%.
(*2)	Considering the composition of board of directors, the Company is not able to exercise control over the investee even though the Company’s percentage of ownership is above 50%.
(*3)	These associates were newly established or acquired in 2014.
(*4)	Reclassified to subsidiary from associate due to an increase in ownership percentage and acquisition of control during the year ended December 31, 2014.
(*5)	Excluded from associates due to the disposal of shares during the year ended December 31, 2014.
(*6)	Excluded from associates due to liquidation during the year ended December 31, 2014.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013

2)	Joint ventures

Details of joint ventures as of December 31, 2014 and 2013 are as follows:

Investee	Category of Business	Ownership (%)		Region
		2014	2013
[Domestic]
POSCO ES MATERIALS	Secondary battery manufacturing	50.00	50.00	Gumi
POSCO MITSUBISHI CARBON TECHNOLOGY	Steel processing and sales	60.00	60.00	Gwangyang
[Foreign]
Roy Hill Holdings Pty Ltd	Energy & resource development	12.50	12.50	Australia
POSCO-NPS Niobium LLC	Mine development	50.00	50.00	USA
CSP-Compania Siderurgica do Pecem	Steel manufacturing and sales	20.00	20.00	Brazil
DMSA/AMSA	Energy & resource development	4.00	4.00	Madagascar
KOBRASCO	Facility lease	50.00	50.00	Brazil
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.	Steel processing and sales	25.00	25.00	China
PT. POSMI Steel Indonesia	Steel processing and sale	36.69	36.69	Indonesia
POSCO-CDPC(POSCO ChengDu Processing Center) Co., Ltd(*1)	Steel processing and sale	43.00	—	China
Henan Tsingpu Ferro Alloy Co., Ltd.	Raw material manufacturing and sales	49.00	49.00	China
TANGGANG-POSCO LED(*1)	Led manufacturing and sales	50.00	—	China
VNS-DAEWOO Co., Ltd.(*1)	Steel processing and sale	40.00	—	Vietnam
POSCO-SAMSUNG-Slovakia Processing Center	Steel processing and sales	30.00	30.00	Slovakia
Zhangjiagang Pohang Refractories Co., Ltd.	Refractory manufacturing	50.00	50.00	China
Korea Siberia Wood CJSC	Forest resource development	50.00	50.00	Russia
United Spiral Pipe, LLC	Material manufacturing and sales	35.00	35.00	USA
SUNGJIN DRIVER INC(*1)	Moduel and Plant manufacturing	50.00	—	Canada
USS-POSCO Industries	Cold rolled coil manufacturing and sales	50.00	50.00	USA

(*1)	These joint ventures were newly established or acquired in 2014.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013

(f)	Newly included subsidiaries

1)	Consolidated subsidiaries acquired or newly established during the year ended December 31, 2014 are as follows:

Company	Date of acquisition	Ownership (%)	Reason
Hanjung Power Pty., Ltd	January 2014	100.00	Reclassification from associate
Daewoo Amara Company Limited	January 2014	85.00	New establishment
POSMATE-CHINA CO., LTD	January 2014	100.00	New establishment
Daewoo Precious Resources Co., Ltd.	March 2014	60.00	New establishment
POSCO-Mexico Villagran Wire-rod Processing Center	March 2014	66.75	New establishment
POSCO Green Gas Technology	April 2014	100.00	New establishment
SANTOS CMI Guatemala S.A.	April 2014	100.00	Acquisition
Santos CMI Construction Inc S.A	April 2014	100.00	Acquisition
POSCO-China Dalian Steel Fabricating Center	May 2014	51.00	New establishment
Keystone Private Equity	June 2014	55.12	Reclassification from associate
POSCO WOMAN’S FUND(*1)	July 2014	40.00	New establishment
Chun Sa wind	July 2014	100.00	Acquisition
POSCO China Suzhou Processing Center Co., Ltd. (formerly, POSCO-SAMSUNG Suzhou Processing Center Co., Ltd.)	July 2014	100.00	Reclassification from associate
POSPOWER Co., Ltd.	August 2014	100.00	Acquisition
Future Creation Fund Postech Early Stage account(*1)	September 2014	40.00	Reclassification from associate
POSCO E&C HOLDINGS CO., Ltd.	October 2014	100.00	New establishment
POSCO E&C (THAILAND) CO., Ltd.	October 2014	100.00	New establishment
Songdo Posco family Housing	November 2014	100.00	New establishment
POSCO PLANTEC Co., Ltd.	December 2014	73.94	Reclassification from associate
SUNGJIN CANADA LTD.	December 2014	70.00	Reclassification by POSCO PLANTEC Co., Ltd.
POSCO PLANTEC Thailand CO. LTD	December 2014	82.40	Reclassification by POSCO PLANTEC Co., Ltd.
DAEWOO POWER PNG Ltd.	December 2014	100.00	New establishment

(*1)	These subsidiaries are included in the consolidated financial statements as the controlling company has control over them in consideration of the board of directors’ composition and others.

2)	Cash outflows (inflows) caused by the acquisitions for the year ended December 31, 2014.

(in millions of Won)	2014		2013
Consideration transferred	￦	747,569	4,359
Less: Cash and cash equivalent acquired		(358,991)	(10,088)

Total	￦	388,578	(5,729)

(g)	Excluded subsidiaries

Subsidiaries that were excluded from consolidation during the year ended December 31, 2014 are as follows:

Company	Date of disposal	Reason
POSCO-JOPC Co., Ltd.	January 2014	Statutory merger by POSCO-JWPC Co., Ltd. (formerly, POSCO-JKPC Co., Ltd.)
S&K -SANTOSCMI S.A. DE C.V.	March 2014	Exclusion upon liquidation
Santos CMI Construction Inc S.A	September 2014	Statutory merger by SANTOS CMI Guatemala S.A
Daewoo International Cameroon S.A.	November 2014	Disposal
INTERNATIONAL BUSINESS CENTER CORPORATION	December 2014	Disposal

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013

2. Statement of Compliance

Statement of compliance

The consolidated financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audits of Corporations in the Republic of Korea.

The consolidated financial statements were authorized for issue by the Board of Directors on January 29, 2015, and will be submitted for approval at the shareholders’ meeting to be held on March 13, 2015.

Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis, except for the following material items in the statement of financial position, as described in the accounting policy below.

(a)	Derivatives instruments are measured at fair value

(b)	Financial instruments at fair value through profit or loss (FVTPL) are measured at fair value

(c)	Available-for-sale financial assets are measured at fair value

(d)	Defined benefit liabilities are measured at the present value of the defined benefit obligation less the fair value of the plan assets

Functional and presentation currency

These consolidated financial statements are presented in Korean won, which is POSCO’s functional currency and the currency of the primary economic environment in which POSCO operates.

Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period prospectively.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013

(a)	Judgments

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes:

•	Note1 - Subsidiaries, associates and joint venture

•	Note 8 - Other financial assets

•	Note 12 - Joint operations

•	Note 13 - Investment property, net

•	Note 14 - Property, plant and equipment, net

•	Note 15 - Goodwill and other intangibles

(b)	Assumptions and estimation uncertainties

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year is included in the following notes:

•	Note 20 - Provisions

•	Note 21 - Employee benefits

•	Note 29 - Construction contracts

•	Note 36 - Income taxes

•	Note 39 - Commitments and contingencies

(c)	Measurement of fair value

The Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Company has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the financial officer.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of K-IFRS including the level in the fair value hierarchy in which such valuation techniques should be classified.

When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013

• Level 1 -	unadjusted quoted prices in active markets for identical assets or liabilities.

• Level 2 -	inputs other than quoted prices included in Level 1 that are observable for the assets or liability, either directly or indirectly.

• Level 3 -	inputs for the assets or liability that are not based on observable market data.

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Information about the assumptions made in measuring fair values is included in the following note:

•	Note 23 – Financial instruments

(d)	Changes in accounting policies

The Company has adopted the following amendments to standards and new interpretation with a date of initial application of January 1, 2014.

1)	K-IFRS No. 1032, “Financial Instruments: Presentation”

2)	K-IFRS No. 1036, “Impairment of Assets”

3)	K-IFRS No. 2121, “Levies”

The details of changes in accounting policies are as follows:

1)	Offsetting financial assets and financial liabilities

The Company has adopted amendments to K-IFRS No. 1032, “Offsetting Financial Assets and Financial Liabilities” since January 1, 2014. The amendments clarify the meaning of ‘currently has a legally enforceable right of set-off’. According to the amendments, the right to set off should not be contingent on a future event, and legally enforceable in the normal course of business, in the event of default, and in the event of insolvency or bankruptcy of the entity and all of the counterparties. The amendments also state that some gross settlement systems would be considered equivalent to net settlement if they eliminate or result in insignificant credit and liquidity risk and process receivables and payables in a single settlement process or cycle.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013

2)	Disclosure of impairment loss

The Company has adopted amendments to K-IFRS No. 1036 “Impairment of Assets” since January 1, 2014. The amendments require the disclosure of information about the recoverable amount of impaired assets, if that amount is based on fair value less costs of disposal. They also require the disclosure of additional information about that fair value measurement. In addition, if the recoverable amount of impaired assets based on fair value less costs of disposal was measured using a present value technique, the amendments also require the disclosure of the discount rates that have been used in the current and previous measurements.

3)	Levies

The Company has adopted K-IFRS No. 2121, “Levies” since January 1, 2014. K-IFRS No. 2121 is an Interpretation of K-IFRS No. 1037 Provisions, Contingent Liabilities and Contingent Assets, on the accounting for levies imposed by governments. K-IFRS No. 1037 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event (or “obligating event”). K-IFRS No. 2121 clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy.

The interpretation does not provide guidance on the accounting for the costs arising from recognizing the liability to pay a levy. Other K-IFRSs should be applied to determine whether the recognition of a liability to pay a levy gives rise to an asset or an expense.

Impact of changes in accounting policies

Upon adoption of amendments to K-IFRS No. 1032 and K-IFRS No. 2121, there is no impact on the Company’s prior year’s consolidated financial statements. Upon adoption of amendments to K-IFRS No. 1036, the Company has made the required disclosures in the annual financial statements as applicable (see note 15).

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013

3. Summary of Significant Accounting Policies

The significant accounting policies applied by the Company in preparation of its consolidated financial statements are included below. The accounting policies set out below have been applied consistently to all periods presented in these financial statements, except for those as disclosed in note 2.

Basis of consolidation

(a)	Business combinations

The Company accounts for business combinations using the acquisition method when control is transferred to the Company.

The consideration transferred in the acquisition is generally measured at fair value, as are the identifiable net assets acquired. Any goodwill that arises is tested annually for impairment. Any gain on bargain purchase is recognized in profit or loss immediately. Transaction costs are expensed as incurred, except if related to the issue of debt or equity securities. The consideration transferred does not include amounts related to the settlement of pre-existing relationships. Such amounts are generally recognized in profit or loss.

Any contingent consideration payable is measured at fair value at the acquisition date. If the contingent consideration is classified as equity, then it is not remeasured and settlement is accounted for within equity. Otherwise, subsequent changes in the fair value of the contingent consideration are recognized in profit or loss.

If share-based payment awards (replacement awards) are required to be exchanged for awards held by the acquiree’s employees (acquiree’s awards), then all or a portion of the amount of the acquirer’s replacement awards is included in measuring the consideration transferred in the business combination. This determination is based on the market-based measure of the replacement awards compared with the market-based measure of the acquiree’s awards and the extent to which the replacement awards relate to pre-combination service.

(b)	Non-controlling interests

Non-controlling interests are measured at their proportionate share of the acquiree’s identifiable net assets at the acquisition date.

Changes in the Company’s interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions.

(c)	Subsidiaries

Subsidiaries are entities controlled by the Company. The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control commences until the date on which control ceases.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013

(d)	Loss of control

When the Company loses control over a subsidiary, it derecognises the assets and liabilities of the subsidiary, and any related non-controlling interests and other components of equity. Any resulting gain or loss is recognized in profit or loss. Any interest retained in the former subsidiary is measured at fair value when control is lost.

(e)	Interests in equity-accounted investees

The Company’s interests in equity-control investees comprise interests in associates and joint ventures. Associates are those entities in which the Company has significant influence, but not control or joint control, over the financial and operating policies. A joint venture is an arrangement in which the Company has joint control, whereby the Company has rights to the net assets of the arrangement, rather than rights to its assets and obligations for its liabilities.

Interests in associates and joint ventures are accounted for using the equity method. They are recognized initially at cost, which includes transaction costs. Subsequent to initial recognition, the consolidated financial statements include the Company’s share of the profit or loss and other comprehensive income of equity-accounted investees, until the date on which significant influence or joint control ceases.

(f)	Transactions eliminated on consolidation

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated. Unrealized gains arising from transactions with equity-accounted investees are eliminated against the investment to the extent of the Company’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

Foreign currency transactions and translation

1)	Foreign currency transactions

Foreign currency transactions are initially recorded using the spot exchange rate between the functional currency and the foreign currency at the date of the transaction. At the end of each reporting period, foreign currency monetary items are translated using the closing rate. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the original transaction. Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rate at the date fair value was initially determined.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013

Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the period or in previous financial statements are recognized in profit or loss in the period in which they arise. When gains or losses on non-monetary items are recognized in other comprehensive income, exchange components of those gains or losses are recognized in other comprehensive income. Conversely, when gains or losses on non-monetary items are recognized in profit or loss, exchange components of those gains or losses are recognized in profit or loss.

2)	Foreign operations

If the presentation currency of the Company is different from a foreign operation’s functional currency, the financial statements of the foreign operation are translated into the presentation currency using the following methods:

The assets and liabilities of foreign operations, whose functional currency is not the currency of a hyperinflationary economy, are translated to presentation currency at exchange rates at the reporting date. The income and expenses of foreign operations are translated to functional currency at exchange rates at the dates of the transactions. Foreign currency differences are recognized in other comprehensive income.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation are treated as assets and liabilities of the foreign operation. Thus, they are expressed in the functional currency of the foreign operation and translated at the closing rate.

When a foreign operation is disposed of, the relevant amount in the translation is transferred to profit or loss as part of the profit or loss on disposal. On the partial disposal of a subsidiary that includes a foreign operation, the relevant proportion of such cumulative amount is reattributed to non-controlling interest. In any other partial disposal of a foreign operation, the relevant proportion is reclassified to profit or loss.

Foreign exchange gains or losses arising from a monetary item receivable from or payable to a foreign operation, the settlement of which is neither planned nor likely to occur in the foreseeable future and which in substance is considered to form part of the net investment in the foreign operation, are recognized in other comprehensive income in the translation reserve.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013

Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, demand deposits, and short-term investments in highly liquid securities that are readily convertible to known amounts of cash with maturities of three months or less from the acquisition date and which are subject to an insignificant risk of changes in value. Equity investments are excluded from cash and cash equivalents.

Non-derivative financial assets

The Company recognizes and measures non-derivative financial assets by the following four categories: financial assets at fair value through profit or loss, held-to-maturity financial assets, loans and receivables and available-for-sale financial assets. The Company recognizes financial assets in the consolidated statement of financial position when the Company becomes a party to the contractual provisions of the instrument.

Upon initial recognition, non-derivative financial assets are measured at their fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the asset’s acquisition or issuance.

(a)	Financial assets at fair value through profit or loss

Financial assets are classified at fair value through profit or loss if they are held for trading or designated as such upon initial recognition. Upon initial recognition, transaction costs are recognized in profit or loss when incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

(b)	Held-to-maturity financial assets

A non-derivative financial asset with a fixed or determinable payment and fixed maturity, for which the Company has the positive intention and ability to hold to maturity, is classified as held-to-maturity. Subsequent to initial recognition, held-to-maturity financial assets are measured at amortized cost using the effective interest rate method.

(c)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method unless the effect of discounting is immaterial.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013

(d)	Available-for-sale financial assets

Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale or are not classified as financial assets at fair value through profit or loss, held-to-maturity financial assets or loans and receivables. Subsequent to initial recognition, they are measured at fair value, with changes in fair value, net of any tax effect, recorded in other comprehensive income in equity. Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured and derivatives that are linked to and must be settled by delivery of such unquoted equity instruments are measured at cost. When a financial asset is derecognized or impairment losses are recognized, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss. Dividends on an available-for-sale equity instrument are recognized in profit or loss when the Company’s right to receive payment is established.

(e)	Derecognition of non-derivative financial assets

The Company derecognizes non-derivative financial assets when the contractual rights to the cash flows from the financial asset expire, or the Company transfers the rights to receive the contractual cash flows from the financial asset as well as substantially all the risks and rewards of ownership of the financial asset. Any interest in a transferred financial asset that is created or retained by the Company is recognized as a separate asset or liability.

If the Company retains substantially all the risks and rewards of ownership of the transferred financial assets, the Company continues to recognize the transferred financial assets and recognizes financial liabilities for the consideration received.

(f)	Offsetting a financial asset and a financial liability

Financial assets and financial liabilities are offset and the net amount is presented in the consolidated statement of financial position only when the Company currently has a legally enforceable right to offset the recognized amounts, and there is the intention to settle on a net basis or to realize the asset and settle the liability simultaneously.

Inventories

Inventory costs, except materials-in-transit in which costs are determined by using specific identification method, are determined by using the moving-weighted average method. The cost of inventories comprise all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. The allocation of fixed production overheads to the costs of finished goods or work in progress are based on the normal capacity of the production facilities.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013

When inventories are sold, the carrying amount of those inventories is recognized as cost of goods sold in the period in which the related revenue is recognized. Inventories are measured at the lower of cost or net realizable value. The amount of any write-down of inventories to net realizable value and all losses of inventories are recognized as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories arising from an increase in net realizable value is recognized as a reduction in the amount of inventories recognized as a cost of goods sold in the period in which the reversal occurs.

Non-current assets held for sale

Non-current assets or disposal groups comprising assets and liabilities that are expected to be recovered primarily through sale rather than through continuing use are classified as held for sale. In order to be classified as held for sale, the assets or disposal groups must be available for immediate sale in their present condition and their sale must be highly probable. The assets or disposal groups that are classified as non-current assets held for sale are measured at the lower of their carrying amount and fair value less cost to sell.

The Company recognizes an impairment loss for any initial or subsequent write-down of an asset or disposal group to fair value less costs to sell, and a gain for any subsequent increase in fair value less costs to sell, up to the cumulative impairment loss previously recognized in accordance with K-IFRS No. 1036 “Impairment of Assets”.

A non-current asset that is classified as held for sale or part of a disposal group classified as held for sale is not depreciated (or amortized).

Investment property

Property held to earn rentals or for capital appreciation or both is classified as investment property. Investment property is measured initially at its cost. Transaction costs are included in the initial measurement. Subsequently, investment property is carried at depreciated cost less any accumulated impairment losses.

Subsequent costs are recognized in the carrying amount of investment property at cost or, if appropriate, as separate items if it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Depreciation methods, useful lives and residual values are reviewed at the end of each reporting date and adjusted, if appropriate. The change is accounted for as a change in an accounting estimate.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013

Property, plant and equipment

Property, plant and equipment are initially measured at cost and after initial recognition, are carried at cost less accumulated depreciation and any accumulated impairment losses. The cost of property, plant and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and, when the Company has an obligation to remove the asset or restore the site, an estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

The cost of replacing a part of an item is recognized in the carrying amount of the item of property, plant and equipment, if the following recognition criteria are met:

(a)	it is probable that future economic benefits associated with the item will flow to the Company, and

(b)	the cost can be measured reliably.

The carrying amount of the replaced part is derecognized at the time the replacement part is recognized. The costs of the day-to-day servicing of the item are recognized in profit or loss as incurred.

Items of property, plant and equipment are depreciated from the date they are available for use or, in respect of self-constructed assets, from the date that the asset is completed and ready for use. Other than land, the costs of an asset less its estimated residual value are depreciated. Depreciation of property, plant and equipment is recognized in profit or loss on a straight-line basis, which most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset, over the estimated useful lives of each component of an item of property, plant and equipment. Leased assets are depreciated over the shorter of the lease term and their useful lives unless it is reasonably certain that the Company will obtain ownership by the end of the lease term. Land is not depreciated.

Each part of an item of property, plant and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately.

The gain or loss arising from the derecognition of an item of property, plant and equipment is included in profit or loss when the item is derecognized.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013

The estimated useful lives for the current and comparative periods are as follows:

Buildings	5-60 years
Structures	4-50 years
Machinery and equipment	2-25 years
Vehicles	3-10 years
Tools	4-10 years
Furniture and fixtures	3-10 years
Lease assets	3-18 years

The estimated residual value, useful lives and the depreciation method are reviewed at least at the end of each reporting period and, if expectations differ from previous estimates, the changes are accounted for as changes in accounting estimates.

Borrowing costs

The Company capitalizes borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. Other borrowing costs are recognized in expense as incurred. A qualifying asset is an asset that requires a substantial period of time to get ready for its intended use or sale. Financial assets and inventories that are manufactured or otherwise produced over a short period of time are not qualifying assets. Assets that are ready for their intended use or sale when acquired are not qualifying assets.

To the extent that the Company borrows funds specifically for the purpose of obtaining a qualifying asset, the Company determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. The Company immediately recognizes other borrowing costs as an expense. To the extent that the Company borrows funds generally and uses them for the purpose of obtaining a qualifying asset, the Company shall determine the amount of borrowing costs eligible for capitalization by applying a capitalization rate to the expenditures on that asset. The capitalization rate shall be the weighted average of the borrowing costs applicable to the borrowings of the Company that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs that the Company capitalizes during a period shall not exceed the amount of borrowing costs incurred during that period.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013

Intangible assets

Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses.

Amortization of intangible assets except for goodwill is calculated on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which club memberships are expected to be available for use, this intangible asset is determined as having an indefinite useful life and not amortized.

Intellectual property rights	5-10 years
Development costs	3-10 years
Port facilities usage rights	4-75 years
Other intangible assets	2-25 years

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at the end of each reporting period. The useful lives of intangible assets that are not being amortized are reviewed at the end of each reporting period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. Changes are accounted for as changes in accounting estimates.

Expenditures on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, are recognized in profit or loss as incurred. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are recognized in profit or loss as incurred.

Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which they relate. All other expenditures, including expenditures on internally generated goodwill and brands, are recognized in profit or loss as incurred.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013

Exploration for and evaluation of mineral resources

POSCO is engaged in exploration projects for mineral resources through subsidiaries, associates and joint ventures in the mines or other contractual arrangements. Expenditures related to the development of mineral resources are recognized as exploration or development intangible assets. The nature of these intangible assets are as follows:

(a)	Exploration and evaluation assets

Exploration and evaluation assets consist of expenditures for topographical studies, geophysical studies and trenching. These assets are reclassified as development assets when it is proved that the exploration has identified commercially viable mineral deposit.

(b)	Development assets

When proved reserves are determined and development is sanctioned, development expenditures incurred are capitalized. These expenditures include evaluation of oil fields, construction of oil/gas wells, drilling for viability and others. On completion of development and inception of extraction for commercial production of developed proved reserves, the development assets are reclassified as either property, plant and equipment or as intellectual property rights (mining rights) under intangible assets based on the nature of the capitalized expenditure.

The respective property, plant and equipment and intellectual property (mining rights) are each depreciated and amortized based on proved reserves on a unit of production basis.

Government grants

Government grants are not recognized unless there is reasonable assurance that the Company will comply with the grant’s conditions and that the grant will be received.

(a)	Grants related to assets

Government grants whose primary condition is that the Company purchase, construct or otherwise acquire long-term assets are deducted from the carrying amount of the assets and recognized in profit or loss on a systematic and rational basis over the life of the depreciable assets.

(b)	Grants related to income

Government grants which are intended to compensate the Company for expenses incurred are deducted from the related expenses.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013

Leases

The Company classifies and accounts for leases as either a finance or operating lease, depending on the terms. Leases where the Company assumes substantially all of the risks and rewards of ownership are classified as finance leases. All other leases are classified as operating leases.

(a)	Finance leases

At the commencement of the lease term, the Company recognizes as finance assets and finance liabilities the lower amount of the fair value of the leased property and the present value of the minimum lease payments, each determined at the inception of the lease. Any initial direct costs are added to the amount recognized as an asset.

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents are charged as expenses in the periods in which they are incurred.

The depreciable amount of a leased asset is allocated to each accounting period during the period of expected use on a systematic basis consistent with the depreciation policy the Company adopts for similar depreciable assets that are owned. If there is no reasonable certainty that the Company will obtain ownership by the end of the lease term, the asset is fully depreciated over the shorter of the lease term and its useful life.

(b)	Operating leases

Lease obligations under operating leases are recognized as an expense on a straight-line basis over the lease term. Contingent rents are charged as expenses in the periods in which they are incurred.

(c)	Determining whether an arrangement contains a lease

Determining whether an arrangement is, or contains, a lease is based on the substance of the arrangement and requires an assessment of whether fulfillment of the arrangement is dependent on the use of a specific asset or assets (the asset) and the arrangement conveys a right to use the asset.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013

At inception or reassessment of the arrangement, management of the Company separates payments and other consideration required by such an arrangement into those for the lease and those for other elements on the basis of their relative fair values. If management of the Company concludes for a financial lease that it is impracticable to separate the payments reliably, the Company recognizes an asset and a liability at an amount equal to the fair value of the underlying asset that was identified as the subject of the lease. Subsequently, the liability shall be reduced as payments are made and an imputed finance charge on the liability recognized using the purchaser’s incremental borrowing rate of interest.

Impairment for financial assets

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably. However, losses expected as a result of future events, regardless of likelihood, are not recognized.

Objective evidence that a financial asset or group of financial assets are impaired includes:

(a)	significant financial difficulty of the issuer or obligor;

(b)	a breach of contract, such as a default or delinquency in interest or principal payments;

(c)	the lender, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider;

(d)	it becoming probable that the borrower will enter bankruptcy or other financial reorganization;

(e)	the disappearance of an active market for that financial asset because of financial difficulties; or

(f)	observable data indicating that there is a measurable decrease in the estimated future cash flows from a group of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the group.

In addition, for an investment in an equity security, a significant or prolonged decline in its fair value below its cost is objective evidence of impairment.

If there is objective evidence that financial assets are impaired, impairment losses are measured and recognized.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013

(a)	Financial assets measured at amortized cost

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of its estimated future cash flows discounted at the asset’s original effective interest rate. If it is not practicable to obtain the instrument’s estimated future cash flows, impairment losses would be measured by using prices from any observable current market transactions. The Company can recognize impairment losses directly or establish a provision to cover impairment losses. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss shall be reversed either directly or by adjusting an allowance account.

(b)	Financial assets carried at cost

If there is objective evidence that an impairment loss has occurred on an unquoted equity instrument that is not carried at fair value because its fair value cannot be reliably measured, or on a derivative asset that is linked to and must be settled by delivery of such an unquoted equity instrument, the amount of the impairment loss is measured as the difference between the carrying amount of the financial asset and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses are not reversed.

(c)	Available-for-sale financial assets

When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in other comprehensive income shall be reclassified from equity to profit or loss as a reclassification adjustment even though the financial asset has not been derecognized. Impairment losses recognized in profit or loss for an investment in an equity instrument classified as available-for-sale are not reversed through profit or loss. If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss shall be reversed, with the amount of the reversal recognized in profit or loss.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013

Impairment for non-financial assets

The carrying amounts of the Company’s non-financial assets, other than assets arising from construction contracts, employee benefits, inventories, deferred tax assets and non-current assets held for sale, are reviewed at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amount to their carrying amount.

Management estimates the recoverable amount of an individual asset. If it is impossible to measure the individual recoverable amount of an asset, then management estimates the recoverable amount of cash-generating unit (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset or CGU is the greater of its value-in-use and its fair value less costs to sell. The Company determined that individual operating entities are CGUs.

The recoverable amount of an asset or CGU is the greater of its value-in-use and its fair value less costs to sell. The value-in-use is estimated by applying a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or CGU.

An impairment loss is recognized if the carrying amount of an asset or a CGU exceeds its recoverable amount. Impairment losses are recognized in profit or loss.

Goodwill acquired in a business combination is allocated to each CGU that is expected to benefit from the synergies arising from the goodwill acquired. Any impairment identified at the CGU level will first reduce the carrying value of goodwill and then be used to reduce the carrying amount of the other assets in the CGU on a pro rata basis. Except for impairment losses in respect of goodwill which are never reversed, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013

Derivative financial instruments and hedges

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are recognized in profit or loss.

(a)	Embedded derivatives

Embedded derivatives are separated from the host contract and accounted for separately only if the following criteria have been met: (a) the economic characteristics and risks of the host contract and the embedded derivatives are not clearly and closely related to a separate instrument with the same terms as the embedded derivative that would meet the definition of a derivative, and (b) the hybrid (combined) instrument is not measured at fair value through profit or loss. Changes in the fair value of separable embedded derivatives from the host contract are recognized immediately in profit or loss. However, convertible rights of convertible bonds are not separated from the host contract and the compound financial instruments of bonds and convertible rights are designated and measured at fair value through profit and loss.

(b)	Other derivatives

Changes in the fair value of a derivative that is not designated as a hedging instrument are recognized immediately in profit or loss.

Non-derivative financial liabilities

The Company classifies non-derivative financial liabilities into financial liabilities at fair value through profit or loss or other financial liabilities in accordance with the substance of the contractual arrangement and the definitions of financial liabilities. The Company recognizes financial liabilities in the consolidated statement of financial position when the Company becomes a party to the contractual provisions of the financial liability.

(a)	Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as such upon initial recognition. Subsequent to initial recognition, financial liabilities at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the acquisition are recognized in profit or loss as incurred.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013

(b)	Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities.

Financial guarantee liabilities are initially measured at their fair values and, if not designated as financial liabilities at fair value through profit or loss, they are subsequently measured at the higher of:

1)	the amount of the best estimate of the expenditure required to settle the present obligation at the end of the reporting period; and

2)	the amount initially recognized less, cumulative amortization recognized on a straight-line basis over the guarantee period
At the date of initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the acquisition. Subsequent to initial recognition, other financial liabilities are measured at amortized cost using the effective interest method.

The Company derecognizes a financial liability from the consolidated statement of financial position when it is extinguished (i.e. when the obligation specified in the contract is discharged, cancelled or expires).

Construction work in progress

Construction work in progress represents the gross unbilled amount expected to be collected from customers for contract work performed to date. It is measured at cost plus profit recognized to date less progress billings and recognized losses. Cost includes all expenditures related directly to specific projects and an allocation of fixed and variable overheads incurred in the Company’s contract activities based on normal operating capacity.

Construction work in progress is presented as part of trade accounts and notes receivable in the consolidated statement of financial position for all contracts in which costs incurred plus recognized profits exceed progress billings. If progress billings exceed costs incurred plus recognized profits, then the difference is presented as amounts due to customers for contract work in the consolidated statement of financial position.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013

Employee benefits

(a)	Short-term employee benefits

Short-term employee benefits are employee benefits that are due to be settled within twelve months after the end of the period in which the employees render the related service. When an employee has rendered service to the Company during an accounting period, the Company recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service as profit or loss. If the Company has a legal or constructive obligation which can be reliably measured, the Company recognizes the amount of expected payment for profit-sharing and bonuses payable as liabilities.

(b)	Other long-term employee benefits

Other long-term employee benefits include employee benefits that are settled beyond 12 months after the end of the period in which the employees render the related service, and are calculated at the present value of the amount of future benefit that employees have earned in return for their service in the current and prior periods, less the fair value of any related assets. The present value is determined by discounting the expected future cash flows using the interest rate of corporate bonds that have maturity dates approximating the terms of the Company’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. Any actuarial gains and losses are recognized in profit or loss in the period in which they arise.

(c)	Retirement benefits: Defined contribution plans

For defined contribution plans, when an employee has rendered service to the Company during a period, the Company recognizes the contribution payable to a defined contribution plan in exchange for that service as an accrued expense, after deducting any contributions already paid. If the contributions already paid exceed the contribution due for service before the end of the reporting period, the Company recognizes that excess as an asset (prepaid expense) to the extent that the prepayment will lead to a reduction in future payments or a cash refund.

(d)	Retirement benefits: Defined benefit plans

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. The Company’s net obligation in respect of defined benefit plans is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. The fair value of plan assets is deducted. The calculation is performed annually by an independent actuary using the projected unit credit method.

The discount rate is the yield at the reporting date on corporate bonds that have maturity dates approximating the terms of the Company’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The Company recognizes all actuarial gains and losses arising from actuarial assumption changes and experiential adjustments in other comprehensive income when incurred.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013

When the fair value of plan assets exceeds the present value of the defined benefit obligation, the Company recognizes an asset, to the extent of the present value of the total of cumulative any economic benefits available in the form of refunds from the plan or reduction in the future contributions to the plan.

Remeasurements of net defined benefit liabilities, which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognized immediately in other comprehensive income. The Company determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments, net interest expense and other expenses related to defined benefit plans are recognized in profit or loss.

When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss in curtailment is recognized immediately in profit or loss. The Company recognizes gains and losses on the settlement of a defined benefit plan when the settlement occurs.

Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

Where some or all of the expenditures required to settle a provision are expected to be reimbursed by another party, the reimbursement shall be recognized when, and only when, it is virtually certain that reimbursement will be received if the entity settles the obligation. The reimbursement shall be treated as a separate asset.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimates. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

A provision for warranties is recognized when the underlying products are sold. The provision is based on historical warranty data and a weighting of all possible outcomes against their associated probabilities.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013

Regarding provision for construction warranties, warranty period starts from the completion of construction in accordance with construction contracts. If the Company has an obligation for warranties, provision for warranties which are estimated based on historical warranty data are recorded as cost of construction and provision for warranties during the construction period.

Equity instruments

(a)	Share capital

Common stock is classified as equity and the incremental costs arising directly attributable to the issuance of common stock less their tax effects are deducted from equity.

If the Company reacquires its own equity instruments, the amount of those instruments (“treasury shares”) are presented as a contra equity account. No gain or loss is recognized in profit or loss on the purchase, sale, issuance or cancellation of its own equity instruments. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase to equity, and the resulting surplus or deficit on the transaction is recorded in capital surplus.

(b)	Hybrid Bonds

Debt and equity instruments issued by the Company are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of financial liability and an equity instrument. When the Company has an unconditional right to avoid delivering cash or another financial asset to settle a contractual obligation, the instruments are classified as equity instruments.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013

Revenue

Revenue from the sale of goods, services provided and the use of assets is measured at the fair value of the consideration received or receivable, net of returns and allowances, trade discounts and volume rebates, which are not significant for all periods presented.

(a)	Sale of goods

Revenue from the sale of goods in the ordinary course of activities is measured at the fair value of the consideration received or receivable, net of returns, trade discounts and volume rebates. Revenue is recognized when persuasive evidence exists, usually in the form of an executed sales agreement, that the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. The appropriate timing for transfer of risks and rewards varies depending on the individual terms and conditions of the sales contract. For international sales, this timing depends on the type of international commercial terms of the contract.

(b)	Services rendered

Revenue from services rendered is recognized in profit or loss in proportion to the stage of completion of the transaction at the reporting date. The stage of completion is assessed by reference to surveys of work performed.

(c)	Construction contracts

Construction contracts of the Company primarily consist of contracts for the construction of plants and commercial or residential buildings, and revenue recognition for different types of contracts is as follows:

When the outcome of a construction contract can be estimated reliably, contract revenue is recognized in profit or loss in proportion to the stage of completion of the contract. Contract revenue includes the initial amount agreed in the contract plus any variation in contract work, claims and incentive payments, to the extent that it is probable that they will result in revenue and can be measured reliably. The stage of completion of a contract is determined based on the proportion that contract costs incurred for work performed to date bear to the estimated total contract costs.

When the outcome of a construction contract cannot be estimated reliably, the revenue is recognized only to the extent of contract costs incurred that it is probable will be recoverable. An expected loss on the construction contract is recognized as an expense immediately.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013

(d)	Rental income

Rental income from investment property, net of lease incentives granted, is recognized in profit or loss on a straight-line basis over the term of the lease.

Finance income and finance costs

Finance income comprises interest income on funds invested (including available-for-sale financial assets), dividend income, gains on the disposal of available-for-sale financial assets and changes in the fair value of financial assets at fair value through profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest rate method. Dividend income is recognized in profit or loss on the date that the Company’s right to receive payment is established.

Finance costs comprise interest expense on borrowings and changes in the fair value of financial assets at fair value through profit or loss. Borrowing costs are recognized in profit or loss using the effective interest rate method.

Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

(a)	Current income tax

Current income tax is the expected income tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the end of the reporting period and any adjustment to tax payable in respect of previous years. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit of future periods, and non-taxable or non-deductible items from the accounting profit.

(b)	Deferred income tax

The measurement of deferred income tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013

The Company recognizes a deferred income tax liability for all taxable temporary differences associated with investments in subsidiaries, associates, and joint ventures, except to the extent that the Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The Company recognizes a deferred income tax asset for deductible temporary differences arising from investments in subsidiaries, associates and joint ventures, to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized. However, deferred income tax is not recognized for the following temporary differences: taxable temporary differences arising on the initial recognition of goodwill, or the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting profit or loss nor taxable income.

The carrying amount of a deferred income tax asset is reviewed at the end of each reporting period and is reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred income tax liabilities and deferred income tax assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period to recover or settle the carrying amount of its assets and liabilities.

Deferred income tax assets and liabilities are offset only if there is a legally enforceable right to offset the related current income tax liabilities and assets, and they relate to income taxes levied by the same tax authority and they intend to settle current income tax liabilities and assets on a net basis.

Earnings per share

Management calculates basic earnings per share (“EPS”) data for the Company’s ordinary shares, which is presented at the end of the statement of comprehensive income. Basic EPS is calculated by dividing profit attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period, adjusted for own shares held.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013

Operating segments

An operating segment is a component of the Company that : a) engages in business activities from which it may earn revenues and incur expenditures, including revenues and expenses that relate to transactions with any of the Company’s other components, b) whose operating results are regularly reviewed by the Company’s chief operating decision maker (“CODM”) to make decisions about resources to be allocated to the segment and assess its performance and for which discrete financial information is available. Management has determined that the CODM of the Company is the CEO.

Segment profit and loss is determined the same way that consolidated net after tax profit for the period is determined under K-IFRS without any adjustment for corporate allocations. The accounting policies used by each segment are consistent with the accounting policies used in the preparation of the consolidated financial statements. Segment assets and liabilities are measured based on total assets and liabilities in accordance with K-IFRS without any adjustment for corporate allocations. Also, segment assets and liabilities are based on the separate financial statements of the entities instead of on consolidated basis. In addition, there are varying levels of transactions amongst the reportable segments. These transactions include sales of property, plant and assets, and rendering of construction service and so on. Inter-segment transactions are accounted for on an arm’s length basis.

Segment results that are reported to the CEO include items directly attributable to a segment and do not include allocated items. Segment capital expenditure is the total cost incurred during the period to acquire property, plant and equipment, and intangible assets other than goodwill.

New standards and interpretations not yet adopted

The following new standards, interpretations and amendments to existing standards have been published and are mandatory for the Company for annual periods beginning after January 1, 2014, and the Company has not early adopted them. Management believes the impact of the amendments on the Company’s consolidated financial statements is not significant.

(a)	Amendments to K-IFRS No. 1019 “Employee Benefits”

Amendments to K-IFRS No. 1019 introduced a practical expedient to accounting for defined benefit plan, when employees or third parties pay contributions if certain criteria are met. According to the amendments, the entity is permitted to recognize those contributions as a reduction of the service cost in the period in which the related service is rendered, instead of forecast future contributions from employees or third parties and attribute them to periods or service as negative benefits. This amendment is effective for the Company for annual periods beginning on or after January 1, 2015, with early adoption permitted.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013

4. Financial risk management

The Company has exposure to the following risks from its use of financial instruments:

•	credit risk

•	liquidity risk

•	market risk

•	capital risk

This note presents information about the Company’s exposure to each of the above risks, the Company’s objectives, policies and processes for measuring and managing risk, and the Company’s management of capital. Further quantitative disclosures are included throughout these consolidated financial statements.

(a)	Financial risk management

1)	Risk management policy

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Company’s activities.

The Company, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.

2)	Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s receivables from customers and investment securities. In addition, credit risk arises from finance guarantees.

The Company implements a credit risk management policy under which the Company only transacts business with counterparties that have a certain level of credit rate evaluated based on financial condition, historical experience, and other factors. The Company’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. The default risk of a nation or an industry in which a customer operates its business does not have a significant influence on credit risk. The Company has established a credit policy under which each new customer is analyzed individually for creditworthiness.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013

The Company establishes an allowance for impairment that represents its estimate of incurred losses in respect of trade and other receivables. The main components of this allowance are a specific loss component that relates to individually significant exposures, and a collective loss component established for companies of similar assets in respect of losses that have been incurred but not yet identified. The collective loss allowance is determined based on historical data of payment statistics for similar financial assets. Debt securities are analyzed individually, and an expected loss shall be directly deducted from debt securities.

Credit risk also arises from transactions with financial institutions, and such transactions include transactions of cash and cash equivalents, various deposits, and financial instruments such as derivative contracts. The Company manages its exposure to this credit risk by only entering into transactions with banks that have high international credit ratings. The Company’s treasury department authorizes, manages, and overseas new transactions with financial institutions with whom the Company has no previous relationship. Furthermore, the Company limits its exposure to credit risk of financial guarantee contracts by strictly evaluating their necessity based on internal decision making processes, such as the approval of the board of directors.

3)	Liquidity risk management

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The Company’s cash flow from business, borrowing or financing is sufficient to meet the cash requirements for the Company’s strategic investments. Management believes that the Company is capable of raising funds by borrowing or financing if the Company is not able to generate cash flow requirements from its operations. The Company has committed borrowing facilities with various banks.

4)	Market risk management

Market risk means that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The goal of market risk management is optimization of profit and controlling the exposure to market risk within acceptable limits.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013

	Currency risk

Each segment is influenced by a risk factor of changes in foreign currency exchange rates for the different directions due to the difference in structure of each industry regarding the cash inflows and cash outflows in foreign currency. The steel segment generally has a lack of foreign currency cash outflows, while the engineering and construction segments generally have excessive foreign currency inflows due to the nature of their respective business. Therefore, the result of the business is affected by the changes of foreign exchange rates.

The trading segment is structured such that the cash inflows and outflows of foreign currencies are to be offset; however, the trading segment is exposed to a risk of changes in foreign currency exchange rates when there are differences in currencies on receiving and paying the foreign currency amount and time differences.

The Company’s policy in respect of foreign currency risks is a natural hedge whereby foreign currency income is offset with foreign currency expenditures. The remaining net exposures after the natural hedge have been hedged using derivative contracts such as forward exchange contracts. In addition, the Company’s derivative transactions are limited to hedging actual foreign currency transactions and speculative hedging is not permitted. Based on this policy, the Company entities have performed currency risk management specific to various characteristics of different segments. The entities in the steel industry, which has a lack of foreign currency cash flows, has foreign currency borrowings from banks and hedges foreign currency risks of the foreign currency borrowings by using foreign currency swaps. The entities in the engineering and construction segments, which have excessive foreign currency cash flows, have hedged foreign currency risks by using forward exchange contracts. Entities in the trading industry have hedged foreign currency risks by using forward exchange contracts when the foreign currencies received and paid are different.

‚	Interest rate risk

The Company mostly borrows at fixed interest rates. The Company’s management monitors interest rate risks regularly.

ƒ	Other market price risk

Equity price risk arises from listed equity securities among available-for-sale equity securities. Management of the Company measures regularly the fair value of listed equity securities and the risk of variance in future cash flow caused by market price fluctuations. Significant investments are managed separately and all buy and sell decisions are approved by management of the Company.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013

(b)	Management of capital risk

The fundamental goal of capital management is the maximization of shareholders’ value by means of the stable dividend policy and the retirement of treasury shares. The capital structure of the Company consists of equity and net debt, deducting cash and cash equivalents and current financial instruments from borrowings. The Company applied the same financial risk management strategy that was applied in the previous period.

Net borrowing-to-equity ratio as of December 31, 2014 and 2013 is as follows:

(in millions of Won)	2014		2013
Total borrowings	￦	27,428,257	26,246,605
Less: Cash and cash equivalents		3,811,202	4,208,562

Net borrowings		23,617,055	22,038,043
Total equity		45,291,364	45,822,030
Net borrowings-to-equity ratio		52.14%	48.09%

5. Cash and Cash Equivalents

Cash and cash equivalents as of December 31, 2014 and 2013 are as follows:

(in millions of Won)	2014		2013
Cash	￦	2,100	12,575
Demand deposits and checking accounts		1,209,367	1,199,768
Time deposits		1,185,146	2,325,449
Other cash equivalents(*1)		1,414,589	670,770

	￦	3,811,202	4,208,562

(*1)	Mainly includes money market trust and others.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013

6. Trade Accounts and Notes Receivable

(a)	Trade accounts and notes receivable as of December 31, 2014 and 2013 are as follows:

(in millions of Won)	2014		2013
Current
Trade accounts and notes receivable	￦	10,814,600	10,299,826
Finance lease receivables		24,344	36,029
Unbilled due from customers for contract work		1,528,427	1,574,929
Less: Allowance for doubtful accounts		(581,316)	(418,183)

	￦	11,786,055	11,492,601

Non-current
Trade accounts and notes receivable	￦	60,583	50,639
Finance lease receivables		42,907	67,251
Less: Allowance for doubtful accounts		(24,154)	(20,890)

	￦	79,336	97,000

Trade accounts and notes receivable sold to financial institutions, for which the derecognition conditions were not met, amounted to ￦106,985 million and ￦73,956 million as of December 31, 2014 and 2013, respectively, and are included in short-term borrowings from financial institutions (Note 17).

(b)	Finance lease receivables are as follows:

(in millions of Won)
Customer	Contents	2014		2013
Korea Electric Power Corporation	Combined thermal power plant 1~4	￦	66,858	102,887
KC CHEMICAL Co., Ltd.	Machinery and equipment		393	393

		￦	67,251	103,280

(c)	The gross amount and present value of minimum lease payments as of December 31, 2014 and 2013 are as follows:

(in millions of Won)	2014		2013
Less than 1 year	￦	32,302	48,112
1 year - 5 years		51,999	84,270
Unrealized interest income		(17,050)	(29,102)

Present value of minimum lease payment	￦	67,251	103,280

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013

7. Other Receivables

Other receivables as of December 31, 2014 and 2013 are as follows:

(in millions of Won)	2014		2013
Current
Short-term loans	￦	254,108	298,289
Other accounts receivable		1,523,659	1,322,352
Accrued income		76,393	74,968
Deposits		58,384	69,502
Others		227,192	275,892
Less : Allowance for doubtful accounts		(183,520)	(150,580)

		1,956,216	1,890,423

Non-current
Long-term loans		960,652	604,478
Long-term other accounts receivable		158,018	152,383
Accrued income		1,533	1,110
Deposits		189,120	111,482
Less : Allowance for doubtful accounts		(165,163)	(71,998)

	￦	1,144,160	797,455

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013

8. Other Financial Assets

Other financial assets as of December 31, 2014 and 2013 are as follows:

(in millions of Won)	2014		2013
Current
Derivatives assets held for trading	￦	77,182	44,082
Available-for-sale securities		25,512	10,772
Current portion of held-to-maturity securities (bonds)		15,297	2,232
Short-term financial instruments(*1,2)		1,344,929	2,913,579

	￦	1,462,920	2,970,665

Non-current
Derivatives assets held for trading	￦	19,084	34,140
Available-for-sale securities (equity instruments)(*3,4)		2,294,244	4,068,766
Available-for-sale securities (bonds)		33,350	32,456
Available-for-sale securities (others)		67,135	54,390
Held-to-maturity securities (bonds)		1,796	1,602
Long-term financial instruments(*2)		40,291	274,376

	￦	2,455,900	4,465,730

(*1)	As of December 31, 2014 and 2013, ￦5,465 million and ￦949 million, respectively, are restricted for the use in a government project.
(*2)	As of December 31, 2014 and 2013, financial instruments amounting to ￦177,014 million and ￦261,034 million, respectively, are restricted for use in financial arrangements, pledge and others.
(*3)	During the year ended December 31, 2014, there was objective evidence of impairment for shares such as HYUNDAI Heavy Industries and others due to the significant decline in the fair value of the shares for a prolonged period. As a result, an impairment loss of ￦369,723 million was recognized in profit or loss during the year ended December 31, 2014.
(*4)	As of December 31, 2014 and 2013, ￦173,632 million and ￦691,801 million of available-for-sale securities, respectively, have been provided as collateral for construction projects and borrowings.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013

9. Inventories

(a)	Inventories as of December 31, 2014 and 2013 are as follows:

(in millions of Won)	2014		2013
Finished goods	￦	1,647,331	1,406,297
Merchandise		902,347	711,802
Semi-finished goods		1,654,556	1,711,294
Raw materials		2,334,992	2,228,110
Fuel and materials		759,193	801,992
Construction inventories		1,129,370	1,183,390
Materials-in-transit		2,109,207	1,848,389
Others		96,274	96,389

		10,633,270	9,987,663

Less: Allowance for inventories valuation		(161,940)	(189,282)

	￦	10,471,330	9,798,381

(b)	The changes of allowance for inventories valuation for the years ended December 31, 2014 and 2013 were as follows:

(in millions of Won)	2014		2013
Beginning	￦	189,282	214,795
Loss on valuation of inventories		41,713	49,172
Write-off		(69,996)	(73,220)
Others		941	(1,465)

Ending	￦	161,940	189,282

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013

10. Assets Held for Sale

Details of assets held for sale and related liabilities as of December 31, 2014 and 2013 are as follows:

(in millions of Won)	2014				2013
	Controlling company(*1,*6)		Subsidiaries (*2,*3,*4,*5,*6)	Total	Controlling company(*7)	Subsidiaries(*8)	Total
Assets
Cash and cash equivalents	￦	—	210,934	210,934	—	—	—
Trade accounts and notes receivable and other receivables		—	90,811	90,811	—	—	—
Other financial assets		580,062	21,028	601,090	—	—	—
Inventories		—	289,716	289,716	—	—	—
Investments in associates		—	—	—	1,304	—	1,304
Investment property		—	22,067	22,067	—	—	—
Property, plant and equipment		2,672	895,391	898,063	—	1,190	1,190
Other assets		—	14,406	14,406	—	—	—

	￦	582,734	1,544,353	2,127,087	1,304	1,190	2,494

Liabilities
Trade accounts and notes payable and other payables	￦	—	225,403	225,403	—	—	—
Borrowings		—	330,059	330,059	—	—	—
Other liabilities		—	35,520	35,520	—	—	—

	￦	—	590,982	590,982	—	—	—

(*1)	In November 2014, Nacional Minerios S.A. (which was an available-for-sale investment of the Company) entered into a merger agreement with another entity through share exchange. The merger transaction was approved by the Company’s Board of Directors on December 12, 2014. Pursuant to the merger agreement, the Company will dispose of its equity interests in Nacional Minerios S.A. in exchange for equity interests in the new entity. Therefore, the Company reclassified the available-for-sale investment to assets held for sale. Before the reclassification, the Company recognized an impairment loss of ￦88,572 million in the investment due to a prolonged decline in the fair value of the shares below its cost.
(*2)	The Company agreed to sell 52.2% of its shares of POSCO Specialty Steel Co., Ltd. to SeAH Besteel Corp. by and entered into a disposal agreement. The agreement was approved by the Board of Directors on December 12, 2014, and the Company classified the related assets and liabilities as held for sale. Related assets and liabilities on POSCO Specialty Steel Co., Ltd. are current assets of ￦580,299 million, non-current assets of ￦795,295 million, current liabilities of ￦315,399 million and non-current liabilities of ￦210,696 million.
(*3)	The Company agreed to sell its shares of POSFINE Co., Ltd., an associate of the Company, to Hahn & Company PRIVATE EQUITY FUND No.1. The transaction was approved by the Board of Directors on November 7, 2014 and the Company classified the shares as assets held for sale.
(*4)	Daewoo International Corporation, a subsidiary of the Company, entered into a sales contract to dispose its Daewoo Department Store located in Masan in accordance with the Board of Directors’ resolution on August 18, 2014. Accordingly, the Company classified it as assets held for sale and recognized an impairment loss of ￦16,769 million.
(*5)	POSCO M-TECH, a subsidiary of the Company, determined to dispose of its rare metal department and some of its assets in the Molybdenum factory in Yeongwol, and classified them as assets held-for-sale.
(*6)	The controlling company and POSCO-VIETNAM Co., Ltd., a subsidiary of the Company, determined to dispose of some tangible assets including land and disused facilities and classified them as assets held for sale.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013

(*7)	The Company determined to dispose of its shares in POSVINA Co., Ltd., an associate of the Company, and classified it as assets held for sale as of December 31, 2013. The Company completed the disposal of this investment during the year ended December 31, 2014 and recognized a loss of ￦14 million on disposal of assets held for sale.
(*8)	POSCO AST, a subsidiary of the Company, determined to dispose of its land and building for employee welfare and classified them as assets held for sale as of December 31, 2012. POSCO AST recognized a loss of ￦436 million on disposal of assets held for sale during the year ended December 31, 2014.

11. Investments in Associates and Joint ventures

(a)	Investments in associates and joint ventures as of December 31, 2014 and 2013 are as follows:

(in millions of Won)	2014		2013
Investments in associates	￦	1,626,801	1,830,047
Investments in joint ventures		2,433,706	1,978,646

	￦	4,060,507	3,808,693

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013

(b)	Details of investments in associates as of December 31, 2014 and 2013 are as follows:

(in millions of Won)	2014						2013
Company	Number of shares	Ownership (%)	Acquisition cost		Book value		Book value
[Domestic]
EQP POSCO Global NO1 Natual Resources PEF	178,565	28.48	￦	178,566	￦	176,899	177,563
SNNC	18,130,000	49.00		90,650		131,671	123,969
POSCO PLANTEC Co., Ltd.(*1)	—	—		—		—	234,203
QSONE Co., Ltd.	200,000	50.00		84,395		83,849	84,096
Incheon-Gimpo Expressway Co., Ltd.(*2)	9,032,539	25.76		45,163		43,045	37,759
BLUE OCEAN Private Equity Fund	333	27.52		33,300		31,439	29,391
UITrans LRT Co., Ltd.(*2)	4,395,669	38.19		21,978		30,098	19,185
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd(*2)	2,008,000	25.10		10,040		19,801	23,733
KoFC POSCO HANWHA KB Shared Growth NO. 2. Private Equity Fund	11,862,500	12.50		11,863		12,268	6,685
KONES, Corp.	3,250,000	41.67		6,893		5,430	5,784
Gunggi Green Energy(*2)	2,880,000	19.00		14,400		4,642	4,996
Others (31 companies)(*2)						28,869	52,761

						568,011	800,125

[Foreign]
Eureka Moly LLC	—	20.00		240,123		228,004	217,513
South-East Asia Gas Pipeline Company Ltd.	135,219,000	25.04		150,779		172,805	140,202
7623704 Canada Inc.	114,452,000	10.40		124,341		117,100	119,516
Nickel Mining Company SAS	3,234,698	49.00		157,585		107,408	135,178
AES-VCM Mong Duong Power Company Limited	—	30.00		74,161		93,021	81,436
AMCI (WA) PTY LTD	49	49.00		209,664		88,050	98,467
KOREA LNG LTD.	2,400	20.00		135,205		72,089	64,453
CAML RESOURCES PTY LTD	3,239	33.34		40,388		38,240	43,820
NCR LLC	—	29.41		32,348		32,598	30,496
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd	10,200,000	34.00		9,517		21,032	20,600
PT. Batutua Tembaga Raya	128,285	24.10		14,785		14,653	—
VSC POSCO Steel Corporation	1,000,000	50.00		9,014		7,621	9,464
PT. Wampu Electric Power(*1)	7,800,000	20.00		9,028		7,611	7,237
POSCO SeAH Steel Wire(Nantong) Co., Ltd.	50	25.00		4,723		6,969	6,083
Others (23 companies)						51,589	55,457

						1,058,790	1,029,922

					￦	1,626,801	1,830,047

(*1)	During the year ended December 31, 2014, the investment in associates was reclassified from associate to subsidiary due to increase in percentage of ownership through capital increase.
(*2)	As of December 31, 2014, investment in associates amounting to ￦110,721 million is provided as collateral related to associates’ borrowings.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013

(c)	Details of investments in joint ventures as of December 31, 2014 and 2013 are as follows:

(in millions of Won)	2014						2013
Company	Number of shares	Ownership (%)	Acquisition cost		Book value		Book value
[Domestic]
POSCO MITSUBISHI CARBON TECHNOLOGY	11,568,000	60.00	￦	115,680	￦	112,837	115,708
POSCO ES MATERIALS	1,000,000	50.00		43,000		38,021	40,386

						150,858	156,094

[Foreign]
Roy Hill Holdings Pty Ltd(*1)	13,117,972	12.50		1,528,672		1,268,678	825,901
POSCO-NPS Niobium LLC	325,050,000	50.00		364,609		357,874	343,590
CSP-Compania Siderurgica do Pecem	827,771,230	20.00		469,891		260,906	263,419
DMSA/AMSA(*2)	—	4.00		193,182		165,094	180,355
KOBRASCO	2,010,719,185	50.00		32,950		99,787	95,233
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.	—	25.00		61,961		98,893	96,309
Others (11 companies)						31,616	17,745

						2,282,848	1,822,552

					￦	2,433,706	1,978,646

(*1)	As of December 31, 2014, investment in joint ventures amounting to ￦1,268,678 million is provided as collateral in relation to loan from project financing of Roy Hill Holdings Pty Ltd.
(*2)	As of December 31, 2014, investment in joint ventures amounting to ￦165,094 million is provided as collateral for the joint venture’s guarantees.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013

(d)	The movements of investments in associates and joint ventures for the years ended December 31, 2014 and 2013 were as follows:

1)	For the year ended December 31, 2014

(in millions of Won)
Company	December 31, 2013 Book value		Acquisition	Dividends	Share of profits (losses)	Other increase (decrease)(*1)	December 31, 2014 Book value
[Domestic]
EQP POSCO Global NO1 Natual Resources PEF	￦	177,563	—	—	(664)	—	176,899
SNNC		123,969	—	(5,149)	13,873	(1,022)	131,671
POSCO PLANTEC Co., Ltd.(*2)		234,203	25,356	—	(210,616)	(48,943)	—
QSONE Co., Ltd.		84,096	—	—	(247)	—	83,849
Incheon-Gimpo Expressway Co., Ltd.		37,759	8,331	—	(340)	(2,705)	43,045
BLUE OCEAN Private Equity Fund		29,391	—	—	2,193	(145)	31,439
UITrans LRT Co., Ltd.		19,185	2,330	—	8,583	—	30,098
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd		23,733	—	—	(3,714)	(218)	19,801
KoFC POSCO HANWHA KB Shared Growth NO. 2. Private Equity Fund		6,685	6,113	—	(530)	—	12,268
KONES, Corp.		5,784	—	—	(378)	24	5,430
Gunggi Green Energy		4,996	—	—	(354)	—	4,642
POSCO MITSUBISHI CARBON TECHNOLOGY		115,708	—	—	(2,835)	(36)	112,837
POSCO ES MATERIALS		40,386	—	—	(2,229)	(136)	38,021
Others (31 companies)		52,761	12,875	—	(24,284)	(12,483)	28,869

		956,219	55,005	(5,149)	(221,542)	(65,664)	718,869

[Foreign]
Eureka Moly LLC		217,513	—	—	(37)	10,528	228,004
South-East Asia Gas Pipeline Company Ltd.		140,202	—	—	25,638	6,965	172,805
7623704 Canada Inc.		119,516	—	(5,505)	(1,678)	4,767	117,100
Nickel Mining Company SAS		135,178	—	—	(17,391)	(10,379)	107,408
AES-VCM Mong Duong Power Company Limited		81,436	—	—	(3,845)	15,430	93,021
AMCI (WA) PTY LTD		98,467	—	—	(6,477)	(3,940)	88,050
KOREA LNG LTD.		64,453	—	(18,668)	18,613	7,691	72,089
CAML RESOURCES PTY LTD		43,820	—	—	(2,191)	(3,389)	38,240
NCR LLC		30,496	—	—	(3,984)	6,086	32,598
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		20,600	—	(352)	378	406	21,032
PT. Batutua Tembaga Raya		—	14,785	—	—	(132)	14,653
VSC POSCO Steel Corporation		9,464	—	(1,850)	7	—	7,621
PT. Wampu Electric Power		7,237	—	—	134	240	7,611
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		6,083	—	—	679	207	6,969
Roy Hill Holdings Pty Ltd		825,901	530,492	—	(14,783)	(72,932)	1,268,678
POSCO-NPS Niobium LLC		343,590	—	(16,414)	16,370	14,328	357,874
CSP-Compania Siderurgica do Pecem		263,419	75,966	—	(57,127)	(21,352)	260,906
DMSA/AMSA		180,355	—	—	(21,793)	6,532	165,094
KOBRASCO		95,233	—	(18,429)	30,356	(7,373)	99,787
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		96,309	—	—	943	1,641	98,893
Others (34 companies)		73,202	50,605	(858)	(42,163)	2,419	83,205

		2,852,474	671,848	(62,076)	(78,351)	(42,257)	3,341,638

	￦	3,808,693	726,853	(67,225)	(299,893)	(107,921)	4,060,507

(*1)	Other increase or decrease represents the changes in investments in associates and joint ventures due to disposals and change in capital adjustments arising from translations of financial statements of foreign investees and others.
(*2)	As of December 31, 2014, there is objective evidence of impairment due to the prolonged decline in the fair value of the investment below its cost. As a result, the Company recognized an impairment loss of ￦88,600 million as the carrying value was higher than its recoverable amount as of December 31, 2014.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013

2)	For the year ended December 31, 2013

(in millions of Won)
Company	December 31, 2012 Book value		Acquisition	Dividends	Share of profits (losses)	Other increase (decrease)(*1)	December 31, 2013 Book value
[Domestic]
EQP POSCO Global NO1 Natual Resources PEF	￦	—	178,566	—	(1,017)	14	177,563
SNNC		147,539	—	(27,685)	2,183	1,932	123,969
POSCO PLANTEC Co., Ltd.		181,361	101,210	—	(49,065)	697	234,203
QSONE Co., Ltd.		—	84,395	—	(299)	—	84,096
Incheon-Gimpo Expressway Co., Ltd.		13,680	24,521	—	(441)	(1)	37,759
BLUE OCEAN Private Equity Fund		33,839	—	—	(2,015)	(2,433)	29,391
UITrans LRT Co., Ltd.		16,444	1,967	—	668	106	19,185
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd		29,414	—	—	(5,535)	(146)	23,733
KoFC POSCO HANWHA KB Shared Growth NO. 2. Private Equity Fund		—	7,013	—	(327)	(1)	6,685
KONES, Corp.		6,476	—	—	(740)	48	5,784
Gunggi Green Energy		7,353	5,475	—	(8,213)	381	4,996
POSCO MITSUBISHI CARBON TECHNOLOGY		28,060	86,760	—	888	—	115,708
POSCO ES MATERIALS		42,388	—	—	(1,963)	(39)	40,386
Others (34 companies)		104,445	11,325	—	(6,585)	(56,424)	52,761

		610,999	501,232	(27,685)	(72,461)	(55,866)	956,219

[Foreign]
Eureka Moly LLC		213,136	—	—	—	4,377	217,513
South-East Asia Gas Pipeline Company Ltd.		144,831	—	—	(2,585)	(2,044)	140,202
7623704 Canada Inc.		—	124,341	—	(1)	(4,824)	119,516
Nickel Mining Company SAS		146,699	—	—	(16,617)	5,096	135,178
AES-VCM Mong Duong Power Company Limited		48,636	—	—	(12,841)	45,641	81,436
AMCI (WA) PTY LTD		123,018	—	—	(6,283)	(18,268)	98,467
KOREA LNG LTD.		99,976	—	(21,999)	21,898	(35,422)	64,453
CAML RESOURCES PTY LTD		62,227	—	(12,428)	17,984	(23,963)	43,820
NCR LLC		39,303	—	—	(9,609)	802	30,496
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		19,045	—	—	1,304	251	20,600
VSC POSCO Steel Corporation		9,347	—	(433)	760	(210)	9,464
PT. Wampu Electric Power		7,414	—	—	—	(177)	7,237
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		5,274	—	(62)	717	154	6,083
Roy Hill Holdings Pty Ltd		527,129	446,201	—	(37,781)	(109,648)	825,901
POSCO-NPS Niobium LLC		348,646	—	(16,188)	16,079	(4,947)	343,590
CSP-Compania Siderurgica do Pecem		214,761	128,185	—	(34,410)	(45,117)	263,419
DMSA/AMSA		124,326	58,374	—	31	(2,376)	180,355
KOBRASCO		113,847	—	(26,482)	21,948	(14,080)	95,233
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		92,888	—	—	2,400	1,021	96,309
Others (35 companies)		87,759	7,439	(11,953)	(70,342)	60,299	73,202

		2,428,262	764,540	(89,545)	(107,348)	(143,435)	2,852,474

	￦	3,039,261	1,265,772	(117,230)	(179,809)	(199,301)	3,808,693

(*1)	Other increase or decrease represents the changes in investments in associates and joint ventures due to disposals and change in capital adjustments arising from translations of financial statements of foreign investees and others.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013

(e)	Summarized financial information of associates and joint ventures as of and for years ended December 31, 2014 and 2013 is as follows:

1)	December 31, 2014

(in millions of Won)
Company	Assets		Liabilities	Equity (deficit)	Sales	Net income (loss)
[Domestic]
EQP POSCO Global NO1 Natual Resources PEF	￦	621,960	1,044	620,916	—	(576)
SNNC		826,597	528,246	298,351	345,836	41,117
QSONE Co., Ltd.		247,590	79,891	167,699	13,674	(603)
Incheon-Gimpo Expressway Co., Ltd.		337,639	172,464	165,175	—	(1,148)
BLUE OCEAN Private Equity Fund		361,810	247,573	114,237	574,476	8,489
UITrans LRT Co., Ltd.		169,574	117,996	51,578	—	(887)
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd		256,207	208,960	47,247	5,240	(14,789)
KoFC POSCO HANWHA KB Shared Growth NO. 2. Private Equity Fund		100,063	1,917	98,146	1,932	(4,238)
KONES, Corp.		3,756	3,155	601	7,269	(907)
Gunggi Green Energy		328,976	264,278	64,698	124,181	(4,720)
POSCO MITSUBISHI CARBON TECHNOLOGY		405,387	218,275	187,112	—	(4,725)
POSCO ES MATERIALS		64,088	19,602	44,486	13,403	(4,459)
[Foreign]
South-East Asia Gas Pipeline Company Ltd.		1,997,068	1,306,957	690,111	353,439	102,385
7623704 Canada Inc.		1,138,126	4	1,138,122	—	(612)
Nickel Mining Company SAS		410,230	140,860	269,370	133,975	(24,800)
KOREA LNG LTD.		393,581	45	393,536	94,936	93,067
CAML RESOURCES PTY LTD		159,281	38,591	120,690	172,093	(6,570)
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		148,077	80,538	67,539	186,733	1,112
PT. Batutua Tembaga Raya		100,142	151,591	(51,449)	1,309	(2,110)
VSC POSCO Steel Corporation		38,388	26,942	11,446	103,877	73
PT. Wampu Electric Power		172,950	138,012	34,938	43,184	670
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		66,097	38,572	27,525	80,059	2,636
Roy Hill Holdings Pty Ltd		6,809,416	3,431,438	3,377,978	—	(118,264)
POSCO-NPS Niobium LLC		715,546	—	715,546	—	32,741
CSP-Compania Siderurgica do Pecem		3,060,008	1,467,004	1,593,004	—	(90,649)
DMSA/AMSA		8,938,860	5,918,665	3,020,195	695,505	(544,837)
KOBRASCO		234,595	35,021	199,574	99,677	60,712
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		816,813	448,854	367,959	1,290,490	3,771

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013

2)	December 31, 2013

(in millions of Won)
Company	Assets		Liabilities	Equity (deficit)	Sales	Net income (loss)
[Domestic]
EQP POSCO Global NO1 Natual Resources PEF	￦	652,849	1,034	651,815	—	(3,684)
SNNC		504,351	235,830	268,521	405,419	8,458
POSCO PLANTEC Co., Ltd.		900,409	765,481	134,928	597,561	(98,435)
QSONE Co., Ltd.		247,592	79,399	168,193	882	(597)
Incheon-Gimpo Expressway Co., Ltd.		157,082	32,691	124,391	—	(1,473)
BLUE OCEAN Private Equity Fund		341,118	234,321	106,797	425,678	(7,321)
UITrans LRT Co., Ltd.		102,828	56,438	46,390	—	(925)
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd		284,290	222,246	62,044	10,224	(15,924)
KoFC POSCO HANWHA KB Shared Growth NO. 2. Private Equity Fund		55,195	1,712	53,483	1,064	(1,116)
KONES, Corp.		3,748	2,296	1,452	7,442	(1,612)
Gunggi Green Energy		333,027	263,608	69,419	21,577	(5,526)
POSCO MITSUBISHI CARBON TECHNOLOGY		243,644	51,747	191,897	—	89
POSCO ES MATERIALS		59,807	10,590	49,217	5,759	(3,926)
[Foreign]
South-East Asia Gas Pipeline Company Ltd.		1,755,847	1,195,935	559,912	19,878	(10,323)
7623704 Canada Inc.		1,161,363	15	1,161,348	—	(10)
Nickel Mining Company SAS		416,878	91,851	325,027	120,324	(39,686)
KOREA LNG LTD.		381,437	98	381,339	111,602	109,495
CAML RESOURCES PTY LTD		185,465	52,782	132,683	238,296	53,950
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		133,554	67,202	66,352	205,453	3,859
VSC POSCO Steel Corporation		33,116	17,860	15,256	110,059	1,766
PT. Wampu Electric Power		122,733	89,862	32,871	27,042	(3,496)
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		63,304	38,951	24,353	79,578	3,134
Roy Hill Holdings Pty Ltd		2,703,533	244,437	2,459,096	—	(302,248)
POSCO-NPS Niobium LLC		686,978	—	686,978	—	32,158
CSP-Compania Siderurgica do Pecem		1,520,989	78,847	1,442,142	—	(16,915)
DMSA/AMSA		8,636,317	5,190,558	3,445,759	—	(473)
KOBRASCO		203,467	13,001	190,466	70,428	42,852
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		776,557	418,958	357,599	1,479,765	5,359

12. Joint Operations

Details of significant joint operations that the Company is participating in as a party to a joint arrangement as of December 31, 2014 are as follows:

Joint operations	Operation	Ownership (%)	Location
Myanmar A-1/A-3 mine	Mine development	51.00	Myanmar
Offshore midstream	Mine development	51.00	Myanmar
Greenhills mine	Mine development	20.00	Canada
Actos Anthracite coal project	Mine development	20.00	Canada
Mt. Thorley J/V	Mine development	20.00	Australia
POSMAC J/V	Mine development	20.00	Australia
CD J/V	Mine development	5.00	Australia
Intergra Coal J/V	Mine development	2.35	Australia
RUM J/V	Mine development	10.00	Australia
Camberwell Coal J/V	Mine development	8.39	Australia

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013

13. Investment Property, Net

(a)	Investment property as of December 31, 2014 and 2013 are as follows:

	2014				2013
(in millions of Won)	Acquisition cost		Accumulated depreciation and impairment loss	Book value	Acquisition cost	Accumulated depreciation and impairment loss	Book value
Land	￦	447,350	(31,838)	415,512	200,468	(38,966)	161,502
Buildings		681,924	(90,277)	591,647	399,998	(160,805)	239,193
Structures		4,058	(1,998)	2,060	6,836	(3,237)	3,599
Construction-in-progress		46,373	—	46,373	20,935	—	20,935

	￦	1,179,705	(124,113)	1,055,592	628,237	(203,008)	425,229

As of December 31, 2014, the fair value of investment property is ￦1,288,080 million, among which the Company evaluated the investment property of 6 subsidiaries, including DONG FANG JIN HONG, as its book value since it is believed that the book value of ￦812,591 million approximates fair value. Also, the Company used the prior year’s fair value for some of the investment property since it is believed to be approximately the same.

(b)	Changes in the carrying value of investment property for the years ended December 31, 2014 and 2013 were as follows:

1)	For the year ended December 31, 2014

(in millions of Won)
	Beginning		Acquisitions	Business combination	Disposals	Depreciation(*1)	Others(*2)	Ending
Land	￦	161,502	97,883	13	(20,500)	—	176,614	415,512
Buildings		239,193	195,722	208	(19,212)	(12,858)	188,594	591,647
Structures		3,599	—	—	—	(413)	(1,126)	2,060
Construction-in-progress		20,935	112,998	—	—	—	(87,560)	46,373

	￦	425,229	406,603	221	(39,712)	(13,271)	276,522	1,055,592

(*1)	Impairment losses of investment property amounting to ￦23 million are included.
(*2)	Includes reclassification resulting from changing purpose of use, adjustment of foreign currency translation difference and others.

2)	For the year ended December 31, 2013

(in millions of Won)	Beginning		Acquisitions	Business combination	Disposals	Depreciation	Others(*1)	Ending
Land	￦	211,382	—	12,625	(4,410)	—	(58,095)	161,502
Buildings		304,503	10	8,432	(3,129)	(12,008)	(58,615)	239,193
Structures		5,306	—	—	—	(314)	(1,393)	3,599
Construction-in-progress		—	20,935	—	—	—	—	20,935

	￦	521,191	20,945	21,057	(7,539)	(12,322)	(118,103)	425,229

(*1)	Includes reclassification resulting from changing purpose of use, adjustment of foreign currency translation difference and others.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013

14. Property, Plant and Equipment, Net

(a)	Property, plant and equipment as of December 31, 2014 and 2013 are as follows:

	2014					2013
(in millions of Won)	Acquisition cost		Accumulated depreciation and impairment loss	Government grants	Book value	Acquisition cost	Accumulated depreciation and impairment loss	Government grants	Book value
Land	￦	2,801,288	—	—	2,801,288	2,719,989	(11,979)	—	2,708,010
Buildings		8,824,462	(3,460,858)	(4,280)	5,359,324	8,112,980	(3,223,992)	(153)	4,888,835
Structures		5,106,863	(2,076,499)	(201)	3,030,163	4,649,271	(1,864,574)	(110)	2,784,587
Machinery and equipment		43,972,182	(22,771,455)	(842)	21,199,885	40,685,986	(21,242,212)	(938)	19,442,836
Vehicles		304,346	(247,611)	(40)	56,695	284,113	(233,080)	—	51,033
Tools		360,625	(296,517)	(39)	64,069	346,018	(283,120)	(45)	62,853
Furniture and fixtures		577,126	(433,330)	(14)	143,782	568,313	(394,958)	(203)	173,152
Finance lease assets		162,154	(82,073)	—	80,081	151,219	(50,695)	—	100,524
Construction-in-progress		2,511,009	—	(5,101)	2,505,908	5,553,322	—	(5,033)	5,548,289

	￦	64,620,055	(29,368,343)	(10,517)	35,241,195	63,071,211	(27,304,610)	(6,482)	35,760,119

(b)	Changes in the carrying value of property, plant and equipment for the years ended December 31, 2014 and 2013 were as follows:

1)	For the year ended December 31, 2014

(in millions of Won)	Beginning		Acquisitions	Business combination	Disposals	Depreciation(*1)	Others(*2)	Ending
Land	￦	2,708,010	92,645	146,755	(10,410)	(1,839)	(133,873)	2,801,288
Buildings		4,888,835	97,701	72,483	(18,968)	(372,445)	691,718	5,359,324
Structures		2,784,587	42,341	15,525	(3,517)	(223,487)	414,714	3,030,163
Machinery and equipment		19,442,836	372,448	26,998	(45,777)	(2,194,014)	3,597,394	21,199,885
Vehicles		51,033	17,665	614	(2,136)	(20,166)	9,685	56,695
Tools		62,853	29,351	4,210	(578)	(33,480)	1,713	64,069
Furniture and fixtures		173,152	41,113	1,599	(2,291)	(70,938)	1,147	143,782
Finance lease assets		100,524	2,710	—	(31)	(29,825)	6,703	80,081
Construction-in-progress		5,548,289	2,804,568	19,156	(14,088)	—	(5,852,017)	2,505,908

	￦	35,760,119	3,500,542	287,340	(97,796)	(2,946,194)	(1,262,816)	35,241,195

(*1)	Impairment losses of property, plant and equipment amounting to ￦64,833 million are included.
(*2)	Includes reclassification for changing purpose of use, adjustment of foreign currency translation differences and others.

2)	For the year ended December 31, 2013

(in millions of Won)	Beginning		Acquisitions	Business combination	Disposals	Depreciation(*1)	Others(*2)	Ending
Land	￦	2,646,422	23,404	23,108	(24,548)	—	39,624	2,708,010
Buildings		4,168,802	72,168	7,352	(48,278)	(308,084)	996,875	4,888,835
Structures		2,320,181	29,338	18,568	(7,633)	(189,740)	613,873	2,784,587
Machinery and equipment		16,532,204	740,682	9,634	(88,565)	(1,867,408)	4,116,289	19,442,836
Vehicles		60,154	10,326	700	(2,356)	(19,402)	1,611	51,033
Tools		69,851	20,638	304	(1,811)	(33,494)	7,365	62,853
Furniture and fixtures		183,380	31,578	1,087	(4,837)	(72,062)	34,006	173,152
Finance lease assets		57,224	670	—	(712)	(12,766)	56,108	100,524
Construction-in-progress		6,238,161	5,931,141	—	(10,369)	—	(6,610,644)	5,548,289

	￦	32,276,379	6,859,945	60,753	(189,109)	(2,502,956)	(744,893)	35,760,119

(*1)	Impairment losses of property, plant and equipment amounting to ￦9,742 million are included.
(*2)	Includes reclassification for changing purpose of use, adjustments of foreign currency translation differences and others.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013

(c)	Borrowing costs capitalized and the capitalized interest rate for the years ended December 31, 2014 and 2013 were as follows:

(in millions of Won)	2014		2013
Weighted average expenditure	￦	1,772,492	6,442,564
Borrowing costs capitalized		76,566	290,117
Capitalization rate		4.32%	4.50%

(d)	Property, plant and equipment and investment property pledged as collateral as of December 31, 2014 and 2013 are as follows:

(in millions of Won)	Collateral right holder	2014		2013
Land(*1)	Korean Development Bank and others	￦	1,040,850	767,004
Buildings and structures(*1)	Korean Development Bank and others		1,324,597	1,112,855
Machinery and equipment	Korean Development Bank and others		3,594,331	3,343,747
Tools	Korean Development Bank		104	7,300
Construction-in-progress	The Export-Import Bank of Korea		—	382,339

		￦	5,959,882	5,613,245

(*1)	Investment property is included.

15. Goodwill and Other Intangible Assets, Net

(a)	Goodwill and other intangible assets as of December 31, 2014 and 2013 are as follows:

	2014					2013
(in millions of Won)	Acquisition cost		Accumulated amortization and impairment	Government grants	Book value	Acquisition cost	Accumulated amortization and impairment	Government grants	Book value
Goodwill	￦	1,932,065	(136,921)	—	1,795,144	1,741,562	(125,624)	—	1,615,938
Intellectual property rights		2,910,143	(146,544)	(920)	2,762,679	1,551,898	(76,026)	(1,013)	1,474,859
Premium in rental		150,438	(19,496)	—	130,942	148,295	(17,028)	—	131,267
Development expense		330,365	(161,263)	(356)	168,746	158,228	(95,780)	(1,346)	61,102
Port facilities usage rights		506,125	(349,681)	—	156,444	504,331	(337,220)	—	167,111
Exploratation and evaluation assets		123,025	(30,566)	—	92,459	389,601	(29,853)	—	359,748
Mining development assets		—	—	—	—	968,191	—	—	968,191
Customer relationships		859,023	(217,398)	—	641,625	856,308	(163,428)	—	692,880
Other intangible assets		1,698,979	(562,014)	(15)	1,136,950	843,705	(384,960)	(1)	458,744

	￦	8,510,163	(1,623,883)	(1,291)	6,884,989	7,162,119	(1,229,919)	(2,360)	5,929,840

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013

(2)	The changes in carrying value of goodwill and other intangible assets for the years ended December 31, 2014 and 2013 were as follows:

1)	For the year ended December 31, 2014

(in millions of Won)	Beginning		Acquisitions	Business combination (note 42)	Disposals	Amortization	Impairment loss	Others(*3)	Ending
Goodwill(*1)	￦	1,615,938	—	187,285	—	—	(11,297)	3,218	1,795,144
Intellectual property rights		1,474,859	199,850	32	(218)	(143,548)	(27,720)	1,259,424	2,762,679
Premium in rental(*2)		131,267	8,775	1,661	(4,484)	(265)	(2,609)	(3,403)	130,942
Development expense		61,102	18,032	2,659	(3,484)	(56,453)	(9,366)	156,256	168,746
Port facilities usage rights		167,111	433	—	—	(12,462)	—	1,362	156,444
Exploratation and evaluation assets		359,748	32,191	—	—	—	(718)	(298,762)	92,459
Mining development assets		968,191	1,484	—	—	—	—	(969,675)	—
Customer relationships		692,880	—	—	—	(53,969)	—	2,714	641,625
Other intangible assets(*4)		458,744	262,076	628,213	(665)	(77,243)	(717)	(133,458)	1,136,950

	￦	5,929,840	522,841	819,850	(8,851)	(343,940)	(52,427)	17,676	6,884,989

(*1)	Business combination amounts include goodwill amounting to ￦180,418 million related to the acquisition of POSCO Plantec Co., Ltd.
(*2)	Premium in rental includes memberships with indefinite useful lives.
(*3)	Includes translation adjustment and reclassification.
(*4)	For the year ended December 31, 2014, POSCO ENGINEERING & CONSTRUCTION., LTD. recognized other intangible assets and other provisions amounting to ￦169,000 million in relation to project financing agreements on the Urban Development Project in Gaepo-dong, Seoul. POSCO ENERGY CO., LTD. recognized other intangible assets amounting to ￦539,405 million in relation to operation permit for electricity business when acquiring POSPOWER CO., Ltd.

2)	For the year ended December 31, 2013

(in millions of Won)	Beginning		Acquisitions	Business combination	Disposals	Amortization	Impairment loss	Others(*3)	Ending
Goodwill(*1)	￦	1,713,691	—	2,668	—	—	(103,436)	3,015	1,615,938
Intellectual property rights		275,146	54,182	—	(291)	(35,532)	(10,313)	1,191,667	1,474,859
Premium in rental(*2)		137,733	4,089	1,605	(4,382)	(211)	(4,457)	(3,110)	131,267
Development expense		60,931	13,717	2,032	—	(23,166)	(5,675)	13,263	61,102
Port facilities usage rights		83,122	—	—	—	(10,318)	—	94,307	167,111
Exploratation and evaluation assets		479,728	4,669	—	—	—	—	(124,649)	359,748
Mining development assets		1,643,306	289,016	—	—	—	—	(964,131)	968,191
Customer relationships		750,732	—	—	—	(51,944)	—	(5,908)	692,880
Other intangible assets		517,971	211,627	684	(1,102)	(58,843)	(1,435)	(210,158)	458,744

	￦	5,662,360	577,300	6,989	(5,775)	(180,014)	(125,316)	(5,704)	5,929,840

(*1)	Business combination amounts include goodwill amounting to ￦2,668 million related to the acquisition of POSCO YongXin Rare Earth Metal Co., Ltd.
(*2)	Premium in rental includes memberships with indefinite useful lives.
(*3)	Includes translation adjustment and reclassification.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013

(c)	For the purpose of impairment testing, goodwill is allocated to individually operating entities which are determined to be CGUs. The goodwill amounts as of December 31, 2014 and 2013 are as follows:

(in millions of Won)
Reporting segments	Total number of CGUs
	2014	2013	CGUs	2014		2013
Steel	10	10	POSCO Thainox Public Company Limited	￦	16,206	18,624
			POSCO VST CO., LTD.		36,955	36,955
			Others		13,623	14,084
Trading	3	3	Daewoo International Corporation(*1)		1,163,922	1,163,922
			Others		9,918	9,711
E&C	5	4	POSCO Engineering Co., Ltd.(*2)		194,637	194,637
			EPC EQUITIES LLP		44,719	44,412
			POSCO PLANTEC Co., Ltd. (*3)		180,418	—
			Others		14,802	11,119
Others	9	10	PONUTech Co., Ltd		77,298	77,298
			POSCO ENERGY Co., LTD.		26,471	26,471
			Others		16,175	18,705

Total	27	27		￦	1,795,144	1,615,938

(*1)	Recoverable amounts of Daewoo International Corporation are determined based on its value-in-use. As of December 31, 2014, value-in-use is estimated by applying 7.17% discount rate and 2.5% terminal growth rate with 5 years, the period for the estimated future cash flows, based on management’s business plan. The key assumption for the estimated future cash flow projections for the next 5 years is the revenue growth rate. The average annual growth rate of 7.86% is used based on the average growth rate of revenue in the past 5 years (2010 through 2014) and the Company’s business plan for next 5 years. No impairment loss of goodwill recognized during the year ended December 31, 2014 as the recoverable amount exceeded the carrying value of the CGU.

The estimated recoverable amount of CGU exceeded the carrying value by ￦212,085 million. Value-in-use of the CGU was affected by the assumption such as discount rate and terminal growth used in discount cash flow model. When the discount rate increases by 1%, value-in-use will be decreased by 9.17% and when the terminal growth rate decreases by 1%, value-in-use will be decreased by 5.36%.

Management believes that any reasonably possible change in the key assumption on which the recoverable amount is based would cause a change in impairment loss of goodwill.

(*2)	Recoverable amounts of POSCO Engineering Company are determined based on its value-in-use. As of December 31, 2014, value-in-use is estimated by applying 9.17% discount rate and 1% terminal growth rate with 5 years. The estimated future cash flows for the next 5 years are based on management’s approved business plan. The most significant assumption on the cash flow projections for the next 5 years is the cash flows from construction projects based on the business plan. No impairment loss of goodwill was recognized during the year ended December 31, 2014 as the recoverable amount exceeded the carrying value of the CGU.

The estimated recoverable amounts of CGU exceeded the carrying value by ￦13,837 million. Value-in-use of the CGU was affected by the assumption such as discount rate and terminal growth used in discount cash flow model. When the discount rate increases by 0.25%, value-in-use will be decreased by 3.38% and when the terminal growth rate decreases by 0.25%, value-in-use will be decreased by 2.55%. The change has no effect on the impairment loss of the goodwill.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013

Management believes that any reasonably possible change in the key assumptions on which the recoverable amount is based would not cause the aggregate carrying amount to exceed the aggregate recoverable amount of the CGU.

(*3)	Recoverable amount of POSCO PLANTEC Co., Ltd. was determined based on fair value less cost to sell. No impairment loss of goodwill was recognized during the year ended December 31, 2014 as the recoverable amount exceeded the carrying value of the CGU.

16. Other Assets

Other current assets and other long-term assets as of December 31, 2014 and 2013 are as follows:

(in millions of Won)
	2014		2013
Current
Advance payments	￦	845,114	1,138,976
Prepaid expenses		129,914	130,272
Others		1,397	1,420

	￦	976,425	1,270,668

Non-current
Long-term advance payments	￦	3,454	3,090
Long-term prepaid expenses		243,933	204,449
Others(*1)		260,162	157,659

	￦	507,549	365,198

(*1)	As of December 31, 2014, the Company recognized assets amounting to ￦132,060 million in connection with the additional payment for prior years as a result of tax audits that were finalized in 2014 based on the Company’s best estimate of the tax amounts to be paid when the result of the Company’s appeal is finalized.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013

17. Borrowings

(a)	Short-term borrowings and current portion of long-term borrowings as of December 31, 2014 and 2013 are as follows:

(in millions of Won)	Bank	Issuance date	Maturity date	Interest rate(%)	2014		2013
Short-term borrowings
Bank overdrafts	Bank of America and others	January, 2014~December, 2014	January, 2015~December, 2015	0.1~6.0	￦	105,673	100,211
Short-term borrowings	HSBC and others	January, 2014~December, 2014	January, 2015~December, 2015	0.4~12.3		9,138,804	7,256,486

						9,244,477	7,356,697

Current portion of long-term liabilities
Current portion of long-term borrowings	Korea exim bank and others	June, 2003~December, 2014	January, 2015~December, 2015	0.5~9.0		1,159,090	856,188
Less: Present value discount						—	(59)
Current portion of foreign loan	NATIXIS	March, 1986	September, 2015	2.0		418	927
Current portion of debentures	Korean Development Bank and others	August, 2009~March, 2014	February, 2015~December, 2015	1.3~6.0		1,793,252	2,502,246
Less: Current portion of discount on debentures issued						(1,753)	(2,353)

						2,951,007	3,356,949

					￦	12,195,484	10,713,646

(b)	Long-term borrowings, excluding current portion as of December 31, 2014 and December 31, 2013 are as follows:

(in millions of Won)	Bank	Issuance date	Maturity date	Interest rate(%)	2014		2013
Long-term borrowings	Korea exim bank and others	January, 1983~December, 2014	January, 2016~December, 2099	0.5~10.0	￦	7,359,773	7,017,532
Less: Present value discount						(109,949)	(43,897)
Foreign loan(*1)	NATIXIS	March, 1986	March, 2017	2.0		627	1,140
Bonds	Korean Development Bank and others	August, 2006~December, 2014	February, 2016~October, 2023	0.9~6.3		8,009,547	8,590,965
Less: Discount on debentures issued						(27,225)	(45,372)
Add: Premium on debentures redemption						—	12,591

					￦	15,232,773	15,532,959

(*1)	Korea Development Bank has provided guarantees related to the foreign loan.

(c)	Property, plant and equipment, trade and notes receivables, financial assets, available-for-sale financial assets and inventories amounting to ￦5,950,260 million, ￦27,621 million (three hundred eleven sheets of notes receivables), ￦15,156 million, ￦6,726 million and ￦344,146 million, respectively, are provided as collateral related to short-term borrowings, long-term borrowings and debentures.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013

18. Other Payables

Other payables as of December 31, 2014 and 2013 are as follows:

(in millions of Won)
	2014		2013
Current
Accounts payable	￦	1,082,676	914,288
Accrued expenses		740,250	873,613
Dividend payable		12,077	11,709
Finance lease liabilities		21,888	14,218
Withholdings		337,822	315,026

	￦	2,194,713	2,128,854

Non-current
Accounts payable	￦	81,344	116,160
Accrued expenses		25,886	25,358
Finance lease liabilities		24,815	39,257
Long-term withholdings		37,941	25,859

	￦	169,986	206,634

19. Other Financial Liabilities

Other financial liabilities as of December 31, 2014 and 2013 are as follows:

(in millions of Won)
	2014		2013
Current
Derivatives liabilities	￦	84,146	128,370
Financial guarantee liabilities		27,491	7,534

	￦	111,637	135,904

Non-current
Derivatives liabilities	￦	64,926	229,096
Financial guarantee liabilities		26,169	30,925

	￦	91,095	260,021

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013

20. Provisions

(a)	Provisions as of December 31, 2014 and 2013 are as follows:

(in millions of Won)	2014			2013
	Current		Non-current	Current	Non-current
Provision for bonus payments	￦	49,505	—	52,377	—
Provision for construction warranties		16,352	63,996	35,027	20,669
Provision for legal contingencies and claims(*1)		—	50,424	—	30,330
Provisons for the restoration(*2)		39,336	35,462	—	4,385
Others(*3)		44,837	73,357	19,925	90,888

	￦	150,030	223,239	107,329	146,272

(*1)	The Company recognized probable outflow of resources amounting to ￦44,309 million and ￦17,549 million as provisions for legal contingencies and asserted claims in relation to lawsuits against the Company as of December 31, 2014 and 2013, respectively.
(*2)	Due to contamination of land near the Company’s magnesium plant located in Gangneung, the Company recognized a provision of ￦89,433 million related to restoration costs. When estimating related costs, the Company has assumed that it would use all of technologies and materials available to restore the land. In addition, the Company has applied a discount rate of 3.04% to measure the present value of these costs.
(*3)	As of December 31, 2014 and 2013, the amount includes a provision of ￦23,600 million and ￦74,888 million, respectively, for expected outflows of resources in connection with the subrogation and financial joint guarantee for the construction projects of POSCO ENGINEERING & CONSTRUCTION Co., LTD.

(b)	The following are the key assumptions concerning the future and other key sources of estimation uncertainties at the end of the reporting period.

Key assumptions for the estimation
Provision for bonus payments	Estimations based on financial performance

Provision for construction warranties	Estimations based on historical warranty data

Provision for legal contingencies and claims	Estimations based on the degree of probability of an unfavorable outcome and the ability to make a sufficient reliable estimate of the amount of loss

(c)	Changes in provisions for the years ended December 31, 2014 and 2013 were as follows:

1)	For the year ended December 31, 2014

(in millions of Won)	Beginning		Increase	Utilization	Reversal	Others(*1)	Ending
Provision for bonus payments	￦	52,377	45,071	(46,761)	(1,646)	464	49,505
Provision for construction warranties		55,696	34,410	(15,719)	(4,677)	10,638	80,348
Provision for legal contingencies and claims		30,330	15,289	—	(7,716)	12,521	50,424
Provisons for the restoration		4,385	89,565	(19,328)	—	176	74,798
Others		110,813	282,406	(258,571)	(19,523)	3,069	118,194

	￦	253,601	466,741	(340,379)	(33,562)	26,868	373,269

(*1)	Includes adjustments of foreign currency translation differences and others.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013

2)	For the year ended December 31, 2013

(in millions of Won)	Beginning		Increase	Utilization	Reversal	Others(*1)	Ending
Provision for bonus payments	￦	42,904	48,362	(36,126)	(2,058)	(705)	52,377
Provision for construction warranties		50,716	27,008	(15,356)	(3,887)	(2,785)	55,696
Provision for legal contingencies and claims		30,920	5,090	(4,353)	(1,327)	—	30,330
Provisons for the restoration		4,371	130	—	—	(116)	4,385
Others		49,018	85,947	(23,576)	(1,597)	1,021	110,813

	￦	177,929	166,537	(79,411)	(8,869)	(2,585)	253,601

(*1)	Includes adjustments of foreign currency translation differences and others.

21. Employee Benefits

(a)	Defined contribution plans

The expenses related to post-employment benefit plans under defined contribution plans for the years ended December 31, 2014 and 2013 were as follows:

(in millions of Won)	2014		2013
Expense related to post-employment benefit under defined contribution plans	￦	23,414	19,126

(b)	Defined benefit plans

1)	The amounts recognized in relation to net defined benefit liabilities in the statements of financial position as of December 31, 2014 and 2013 are as follows:

(in millions of Won)	2014		2013
Present value of funded obligations	￦	1,713,074	1,515,426
Fair value of plan assets		(1,427,918)	(1,247,483)
Present value of non-funded obligations		5,169	5,217

Net defined benefit liabilities	￦	290,325	273,160

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013

2)	Changes in present value of defined benefit obligations for the years ended December 31, 2014 and 2013 were as follows:

(in millions of Won)	2014		2013
Defined benefit obligation at the beginning of period	￦	1,520,643	1,410,399
Current service costs		230,445	238,386
Interest costs		54,737	47,039
Remeasurements:		85,166	(12,615)
- Gain from change in demograhpic assumptions		18,911	(5,624)
- Loss from change in financial assumptions		54,131	7,667
- Others		12,124	(14,658)
Business combinations		48,695	11,379
Benefits paid		(160,792)	(129,038)
Others		(60,651)	(44,907)

Defined benefit obligation at the end of period	￦	1,718,243	1,520,643

3)	Changes in fair value of plan assets for the years ended December 31, 2014 and 2013 were as follows:

(in millions of Won)	2014		2013
Fair value of plan assets at the beginning of period	￦	1,247,483	1,064,711
Interest on plan assets		47,296	37,677
Remeasurement of plan assets		(11,236)	(1,482)
Contributions to plan assets(*1)		273,867	254,771
Business combinations		30,863	9,372
Benefits paid		(109,352)	(82,624)
Others		(51,003)	(34,942)

Fair value of plan assets at the end of period	￦	1,427,918	1,247,483

(*1)	The Company expects to make an estimated contribution of ￦272,767 million to the defined benefit plan assets in 2015.

4)	The fair value of plan assets as of December 31, 2014 and 2013 are as follows:

(in millions of Won)	2014		2013
Equity instruments	￦	43,010	35,364
Debt instruments		236,665	98,686
Deposits		997,414	958,509
Others		150,829	154,924

	￦	1,427,918	1,247,483

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013

5)	The amounts recognized in consolidated statements of comprehensive income for the years ended December 31, 2014 and 2013 were as follows:

(in millions of Won)	2014		2013
Current service costs	￦	230,445	238,386
Net interest costs(*1)		7,441	9,362

	￦	237,886	247,748

(*1)	The actual return on plan assets amounted to ￦36,060 million and ￦36,195 million for the years ended December 31, 2014 and 2013, respectively.

The above expenses by function were as follows:

(in millions of Won)	2014		2013
Cost of sales	￦	172,668	180,090
Selling and administrative expenses		64,960	66,327
Others		258	1,331

	￦	237,886	247,748

6)	Accumulated actuarial gains (losses), net of tax recognized in other comprehensive income for the years ended December 31, 2014 and 2013 were as follows:

(in millions of Won)	2014		2013
Beginning	￦	(239,005)	(245,229)
Current actuarial gains (losses)		(75,101)	6,224

Ending	￦	(314,106)	(239,005)

7)	The principal actuarial assumptions as of December 31, 2014 and 2013 are as follows:

(%)	2014	2013
Discount rate	2.58~8.58	3.47~4.91
Expected future increase in salaries(*1)	1.00~10.22	1.07~5.75

(*1)	The expected future increase in salaries is based on the average salary increase rate for the past three years.

All assumptions are reviewed at the end of the reporting period. Additionally, the total estimated defined benefit obligation includes actuarial assumptions associated with the long-term characteristics of the defined benefit plan.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013

8)	Reasonably possible changes at the reporting date to one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amounts shown below:

(in millions of Won)	1% Increase			1% Decrease
	Amount		Percentage(%)	Amount	Percentage(%)
Discount rate	￦	(126,866)	(7.4)	143,406	8.3
Expected future increases in salaries		143,117	8.3	(107,206)	(6.2)

9)	As of December 31, 2014 the maturity of the expected benefit payments are as follows:

(in millions of Won)	Within 1 year		1 year - 5 years	5 years - 10 years	10 years - 20 years	After 20 years	Total
Benefits paid	￦	49,514	292,921	747,429	959,413	283,963	2,333,240

The maturity analysis of the defined benefit obligation was nominal amounts of defined benefit obligations using expected remaining working lives of employees.

22. Other Liabilities

Other liabilities as of December 31, 2014 and 2013 are as follows:

(in millions of Won)	2014		2013
Current
Due to customers for contract work	￦	1,041,946	898,605
Advances received		763,168	1,176,621
Unearned revenue		21,627	29,217
Withholdings		167,002	192,497
Deferred revenue		—	202
Others(*1)		236,021	268,032

	￦	2,229,764	2,565,174

Non-current
Advances received	￦	108,496	201,432
Unearned revenue		1,170	1,465
Others(*1)		45,987	57,954

	￦	155,653	260,851

(*1)	Includes other current liabilities amounting to ￦214,731 million, ￦261,855 million and other long-term liabilities amounting to ￦8,819 million and ￦8,935 million as of December 31, 2014 and 2013, respectively, due to proportionate consolidation of joint operations which are owned by POSCO’s subsidiaries including MT. Thorley.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013

23. Financial Instruments

(a)	Classification of financial instruments

1)	Financial assets as of December 31, 2014 and 2013 are as follows:

(in millions of Won)	2014		2013
Financial assets at fair value through profit or loss
Derivatives assets held for trading	￦	96,266	78,222
Available-for-sale financial assets		2,420,241	4,166,384
Held-to-maturity financial assets		17,093	3,834
Loans and receivables		19,501,763	21,206,326

	￦	22,035,363	25,454,766

2)	Financial liabilities as of December 31, 2014 and 2013 are as follows:

(in millions of Won)	2014		2013
Financial liabilities at fair value through profit or loss
Derivatives liabilities held for trading	￦	149,072	357,466

Financial liabilities evaluated as amortized cost
Trade accounts and note payable		4,039,255	4,231,881
Borrowings		27,428,257	26,246,605
Financial guarantee liabilities		53,660	38,459
Others		2,101,354	2,253,989

		33,622,526	32,770,934

	￦	33,771,598	33,128,400

3)	Finance income and costs by category of financial instrument for the years ended December 31, 2014 and 2013 were as follows:

	December 31, 2014

(in millions of Won)	Finance income and costs
	Interest income(cost)		Gain and loss on valuation	Gain and loss on foreign currency	Gain and loss on disposal	Impairment loss	Others	Total	Other comprehensive income (loss)
Financial assets at fair value through profit or loss	￦	—	72,466	—	256,941	—	—	329,407	—
Available-for-sale financial assets		309	—	—	181,774	(369,723)	47,825	(139,815)	(333,891)
Held-to-maturity financial assets		260	—	—	—	—	(244)	16	—
Loans and receivables		227,685	—	301,623	(20,912)	—	(255)	508,141	—
Financial liabilities at fair value through profit or loss		—	(98,003)	—	(282,638)	—	—	(380,641)	—
Financial liabilities at amortized cost		(795,585)	—	(288,513)	(38,594)	—	(19,641)	(1,142,333)	—

	￦	(567,331)	(25,537)	13,110	96,571	(369,723)	27,685	(825,225)	(333,891)

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013

‚	December 31, 2013

(in millions of Won)	Finance income and costs
	Interest income(cost)		Gain and loss on valuation	Gain and loss on foreign currency	Gain and loss on disposal	Impairment loss	Others	Total	Other comprehensive income (loss)
Financial assets at fair value through profit or loss	￦	549	67,951	—	348,126	—	—	416,626	—
Available-for-sale financial assets		4,010	—	—	101,842	(280,237)	59,181	(115,204)	412,346
Held-to-maturity financial assets		480	—	—	—	—	84	564	—
Loans and receivables		255,359	—	(49,541)	(20,009)	—	(145)	185,664	—
Financial liabilities at fair value through profit or loss		—	(287,864)	—	(264,739)	—	—	(552,603)	—
Financial liabilities at amortized cost		(657,681)	—	285,922	—	—	(11,703)	(383,462)	—

	￦	(397,283)	(219,913)	236,381	165,220	(280,237)	47,417	(448,415)	412,346

(b)	Credit risk

1)	Credit risk exposure

The carrying amount of financial assets represents the Company’s maximum exposure to credit risk. The maximum exposure to credit risk as of December 31, 2014 and 2013 are as follows:

(in millions of Won)	2014		2013
Cash and cash equivalents	￦	3,811,202	4,208,562
Financial assets at fair value through profit or loss		96,266	78,222
Available-for-sale financial assets		125,486	97,618
Held-to-maturity financial assets		17,093	3,834
Loans and other receivables		3,825,170	5,408,163
Trade accounts and notes receivable, net		11,786,055	11,492,601
Long-term trade accounts and notes receivable, net		79,336	97,000

	￦	19,740,608	21,386,000

The Company provided financial guarantees for the repayment of loans of associates, joint ventures and third parties. As of December 31, 2014 and 2013, the maximum exposure to credit risk related to the financial guarantees amounted to ￦4,780,700 million and ￦4,520,052 million, respectively.

2)	Impairment losses on financial assets

	Allowance for doubtful accounts as of December 31, 2014 and 2013 are as follows:

(in millions of Won)	2014		2013
Trade accounts and notes receivable	￦	605,470	439,073
Other accounts receivable		94,579	81,470
Loans		234,107	127,990
Other assets		19,997	13,118

	￦	954,153	661,651

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013

‚	Impairment losses on financial assets for the years ended December 31, 2014 and 2013 were as follows:

(in millions of Won)	2014		2013
Bad debt expenses on trade receivables	￦	108,933	90,119
Impairment of available-for-sale financial assets		369,723	280,237
Other bad debt expenses(*1)		96,373	111,065
Impairment of held-to-maturity financial assets		319	—
Less: Recovery of impairment of held-to-maturity financial assets		(75)	(84)

	￦	575,273	481,337

(*1)	Other bad debt expenses are mainly related to other receivables and loans.

ƒ	The aging and impairment losses of trade accounts and notes receivable as of December 31, 2014 and 2013 are as follows:

(in millions of Won)	2014			2013
	Trade accounts and notes receivable		Impairment	Trade accounts and notes receivable	Impairment
Not due	￦	8,721,366	53,093	8,465,892	48,147
Over due less than 1		1,867,838	7,171	1,849,829	12,675
1 month - 3 months		273,981	3,323	239,498	3,124
3 months - 12 months		201,213	16,893	503,171	10,681
over 12 months		1,406,463	524,990	970,284	364,446

	￦	12,470,861	605,470	12,028,674	439,073

„	Changes in the allowance for doubtful accounts for the years ended December 31, 2014 and 2013 were as follows:

(in millions of Won)	2014		2013
Beginning	￦	661,651	474,877
Bad debt expenses		108,933	90,119
Other bad debt expenses		96,373	111,065
Others		87,196	(14,410)

Ending	￦	954,153	661,651

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013

(c)	Liquidity risk

1)	Contractual maturities for non-derivative financial liabilities, including estimated interest, are as follows:

(in millions of Won)	Book value		Contractual cash flow	Within 1 year	1 year - 5 years	After 5 years
Trade accounts payable	￦	4,039,255	4,039,255	3,950,786	88,469	—
Financial guarantee liabilities(*1)		53,660	4,780,700	4,780,700	—	—
Other financial liabilities		2,101,354	2,101,354	1,931,368	169,986	—
Borrowings		27,428,257	30,185,854	13,231,111	11,066,493	5,888,250

	￦	33,622,526	41,107,163	23,893,965	11,324,948	5,888,250

(*1)	For issued financial guarantee contracts, the maximum amount of the guarantee is allocated to the earliest period in which the guarantee could be called.

2)	The maturity analysis of derivative financial liabilities is as follows:

(in millions of Won)	Within 1 year		1 year - 5 years	After 5 years	Total
Currency forward	￦	29,080	13,115	—	42,195
Currency futures		54,102	—	—	54,102
Currency swaps		—	48,581	3,230	51,811
Interest swaps		349	—	—	349
Other forwards		615	—	—	615

	￦	84,146	61,696	3,230	149,072

(d)	Currency risk

1)	The Company has exposure to the risk that the fair value or future cash flows of a financial instrument will fluctuate because of the changes in foreign exchange rates. The exposure to currency risk as of December 31, 2014 and 2013 are as follows:

(in millions of Won)	2014			2013
	Assets		Liabilities	Assets	Liabilities
USD	￦	4,771,164	8,328,804	3,929,623	8,953,287
EUR		387,102	683,685	365,021	408,542
JPY		185,891	1,145,643	482,691	1,727,946
Others		140,699	45,414	372,715	212,287

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013

2)	As of December 31, 2014 and 2013, provided that functional currency against foreign currencies other than functional currency hypothetically strengthens or weakens by 10%, the changes in gain or loss during the years ended December 31, 2014 and 2013 were as follows:

(in millions of Won)	2014			2013
	10% increase		10% decrease	10% increase	10% decrease
USD	￦	(355,764)	355,764	(502,366)	502,366
EUR		(29,658)	29,658	(4,352)	4,352
JPY		(95,975)	95,975	(124,526)	124,526

(e)	Interest rate risk

1)	The carrying amount of interest-bearing financial instruments as of December 31, 2014 and 2013 are as follows:

(in millions of Won)	2014		2013
Fixed rate
Financial assets	￦	6,250,418	8,195,153
Financial liabilities		(17,258,183)	(15,633,891)

	￦	(11,007,765)	(7,438,738)

Variable rate
Financial liabilities	￦	(10,170,074)	(10,612,712)

2)	Sensitivity analysis on the fair value of financial instruments with fixed interest rate

The Company does not account for any fixed rate financial assets and liabilities at fair value through profit or loss, and the Company does not designate derivatives (interest rate swaps) as hedging instruments under a fair value hedge accounting model. Therefore a change in interest rates at the reporting date would not affect profit or loss.

3)	Sensitivity analysis on the fair value of financial instruments with variable interest rate

As of December 31, 2014 and 2013, provided that other factors remain the same and the interest rate of borrowings with floating rates increases or decreases by 1%, the changes in interest expense for the years ended December 31, 2014 and 2013 were as follows:

(in millions of Won)	2014		2013
	1% increase	1% decrease	1% increase	1% decrease
Variable rate financial instruments	￦ (101,701)	101,701	(106,127)	106,127

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013

(f)	Fair value

1)	Fair value and book value

The carrying amount and the fair value of financial instruments as of December 31, 2014 and 2013 are as follows:

(in millions of Won)	2014			2013
	Book value		Fair value	Book value	Fair value
Assets measured at fair value
Available-for-sale financial assets(*1)	￦	1,963,289	1,963,289	3,560,515	3,560,515
Derivatives assets held for trading(*2)		96,266	96,266	78,222	78,222

		2,059,555	2,059,555	3,638,737	3,638,737

Assets measured amortized cost(*3)
Cash and cash equivalents		3,811,202	3,811,202	4,208,562	4,208,562
Trade accounts and notes receivable, net		11,865,391	11,865,391	11,589,601	11,589,601
Loans and other receivables, net		3,825,170	3,825,170	5,408,163	5,408,163
Held-to-maturity financial assets		17,093	17,093	3,834	3,834

		19,518,856	19,518,856	21,210,160	21,210,160

Liabilities measured at fair value
Derivatives liabilities held for trading(*2)		149,072	149,072	357,466	357,466
Liabilities measured amortized cost(*3)
Trade accounts and notes payable		4,039,255	4,039,255	4,231,881	4,231,881
Borrowings		27,428,257	27,756,615	26,246,605	26,550,721
Financial guarantee liabilities		53,660	53,660	38,459	38,459
Others		2,101,354	2,101,354	2,253,989	2,253,989

	￦	33,622,526	33,950,884	32,770,934	33,075,050

(*1)	The fair value of available-for-sale financial assets publicly traded is measured at the closing bid price quoted at the end of the reporting period. Meanwhile, the fair value of unquoted available-for-sale financial assets is calculated using the valuation results from an external pricing service in which weighted average cost of capital of evaluated companies is used as a discount rate. Available-for-sale financial assets which are not measured at fair value are excluded.
(*2)	The fair value of derivatives is measured using valuation models such as Black-Scholes model and others in which the market yields on government bonds are used as a discount rate.
(*3)	The fair value of financial assets and liabilities measured at amortized cost is determined at the present value of estimated future cash flows discounted at the current market interest rate. The fair value is calculated for the disclosures in the notes. On the other hand, the Company has not performed fair value measurement for the financial assets and liabilities measured at amortized cost except borrowings since their carrying amounts approximate fair value.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013

2)	Interest rates used for determining fair value

Interest rates used to discount estimated cash flows as of December 31, 2014 and 2013 are as follows:

	2014	2013
Interest rate of borrowings(%)	0.22~4.92	0.76~5.18

3)	The fair value hierarchy

	The fair values of financial instruments by fair value hierarchy as of December 31, 2014 and 2013 are as follows:

a. December 31, 2014

(in millions of Won)	Level 1		Level 2	Level 3	Total
Financial assets
Available-for-sale financial assets	￦	1,808,384	—	154,905	1,963,289
Derivatives assets held for trading		—	96,266	—	96,266

		1,808,384	96,266	154,905	2,059,555

Financial liabilities
Derivatives liabilities held for trading	￦	—	149,072	—	149,072

b. December 31, 2013

(in millions of Won)	Level 1		Level 2	Level 3	Total
Financial assets
Available-for-sale financial assets	￦	2,816,484	—	744,031	3,560,515
Derivatives assets held for trading		—	78,222	—	78,222

		2,816,484	78,222	744,031	3,638,737

Financial liabilities
Derivatives liabilities held for trading	￦	—	357,466	—	357,466

‚	Changes in fair value of financial instruments classified as Level 3 for the years ended December 31, 2014 and 2013 were as follows:

(in millions of Won)	2014		2013
Beginning	￦	744,031	758,673
Valuation		(60,445)	(15,423)
Acquisition and others(*1)		65,232	19,766
Disposal and others(*2)		(593,913)	(18,985)

Ending	￦	154,905	744,031

(*1)	Included transferred amount due to change in fair value hierarchy.
(*2)	Included ￦580,062 million transfer to assets held for sale for the year ended December 31, 2014.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013

(g)	Offsetting financial assets and financial liabilities

As of December 31, 2014 and 2013, financial assets and financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements are as follows:

1)	December 31, 2014

(in millions of Won)					Related amounts not set off in the statement of financial position
	Gross amounts of recognized financial instruments		Gross amounts of recognized financial instruments set off in the statement of financial position	Net amounts of financial instruments presented in the statement of financial position	Financial instruments	Cash collateral received or pledged	Net amount
Financial assets
Trade accounts and notes receivable	￦	106,985	—	106,985	(106,985)	—	—
Derivatives(*1)		79,286	—	79,286	(79,286)	—	—

Total		186,271	—	186,271	(186,271)	—	—

Financial liabilities
Short-term borrowings		106,985	—	106,985	(106,985)	—	—
Derivatives(*1)		128,980	—	128,980	(79,286)	(6,912)	42,782

Total	￦	235,965	—	235,965	(186,271)	(6,912)	42,782

(*1)	Some of the derivative contracts are made under International Swaps and Derivatives Association (ISDA) master netting agreements. In general, under such agreements the amounts owed by each counter party on a single day in respect of all transactions outstanding in the same currency are aggregated into a single net amount that is payable by one party to the other. In certain circumstances (i.e. when a default occurs), all standing transactions under the agreement are terminated, the termination value is assessed and only a single amount is payable in settlement of all transactions.

2)	December 31, 2013

(in millions of Won)					Related amounts not set off in the statement of financial position
	Gross amounts of recognized financial instruments		Gross amounts of recognized financial instruments set off in the statement of financial position	Net amounts of financial instruments presented in the statement of financial position	Financial instruments	Cash collateral received or pledged	Net amount
Financial assets
Trade accounts and notes receivable	￦	73,956	—	73,956	(73,956)	—	—
Derivatives		64,408	—	64,408	(64,408)	—	—

Total		138,364	—	138,364	(138,364)	—	—

Financial liabilities
Short-term borrowings		73,956	—	73,956	(73,956)	—	—
Derivatives		108,405	—	108,405	(64,408)	(3,410)	40,587

Total	￦	182,361	—	182,361	(138,364)	(3,410)	40,587

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013

24.	Share Capital and Capital Surplus

(a)	Share capital as of December 31, 2014 and 2013 are as follows:

(Share, in Won)	2014		2013
Authorized shares		200,000,000	200,000,000
Par value	￦	5,000	5,000
Issued shares(*1)		87,186,835	87,186,835
Shared capital(*2)	￦	482,403,125,000	482,403,125,000

(*1)	As of December 31, 2014, total shares of ADRs of 51,622,460 are equivalent to 12,905,615 of common stock.
(*2)	As of December 31, 2014, the difference between the ending balance of common stock and the par value of issued common stock is ￦46,469 million due to retirement of 9,293,790 treasury stocks.

(b)	The changes in issued common stock for the years ended December 31, 2014 and 2013 were as follows:

(share)	2014			2013
	Issued shares	Treasury shares	outstanding shares	Issued shares	Treasury shares	outstanding shares
Beginning	87,186,835	(7,403,211)	79,783,624	87,186,835	(9,942,391)	77,244,444
Disposal of treasury shares	—	209,404	209,404	—	2,539,180	2,539,180
Ending	87,186,835	(7,193,807)	79,993,028	87,186,835	(7,403,211)	79,783,624

(c)	Capital surplus as of December 31, 2014 and 2013 are as follows:

(in millions of Won)	2014		2013
Share premium	￦	463,825	463,825
Gain on disposal of treasury shares		783,791	769,215
Other capital deficit		(163,898)	(154,774)

	￦	1,083,718	1,078,266

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013

25. Hybrid Bonds

(a)	Hybrid bonds classified as equity as of December 31, 2014 and 2013 are as follows:

(in millions of Won)	Date of issue	Date of maturity	Rate of interest (%)	2014		2013
Hybrid bond 1-1(*1)	2013-06-13	2043-06-13	4.30	￦	800,000	800,000
Hybrid bond 1-2(*1)	2013-06-13	2043-06-13	4.60		200,000	200,000
Issuance cost					(3,081)	(3,081)

				￦	996,919	996,919

(*1)	Details of hybrid bonds as of December 31, 2014 are as follows:

(in millions of Won)	Hybrid bond 1-1	Hybrid bond 1-2
Issue price	800,000	200,000
Maturity date	30 years (The Company has a right to extend the maturity date)	30 years (The Company has a right to extend the maturity date)
Interest rate	Issue date ~ 2018-06-12 : 4.3%	Issue date ~ 2023-06-12 : 4.6%
	reset every 5 years as follows;	reset every 10 years as follows;
	• After 5 years : return on government bond (5 years) + 1.3%	• After 10 years : return on government bond (10 years) + 1.4%
	• After 10 years : additionally +0.25% according to Step-up clauses	• After 10 years : additionally +0.25% according to Step-up clauses
	• After 25 years : additionally +0.75%	• After 30 years : additionally +0.75%
Interest payments condition	Quarterly	Quarterly
	(Optional deferral of interest payment is available to the Company)	(Optional deferral of interest payment is available to the Company)
Others	The Company can call the hybrid bond at year 5 and interest payment date afterwards	The Company can call the hybrid bond at year 10 and interest payment date afterwards

The Company holds the right to extend the maturity dates of the hybrid bonds and to defer interest payments for the hybrid bonds. If interest payments for the hybrid bonds are deferred, the Company cannot declare or pay dividends attributable to common stock. Since the Company has an unconditional right to avoid delivering cash or another financial asset to settle a contractual obligation, the hybrid bonds have been classified as equity instruments. The hybrid bond holders’ preference in the event of liquidation is higher than the common stock holders, but lower than other creditors. The interest accumulated but not paid on the hybrid bonds as of December 31, 2014 amounts to ￦2,301 million.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013

(b)	POSCO ENERGY Co., Ltd., a subsidiary of the Company, issued hybrid bonds, which are classified as non-controlling interests in the consolidated financial statements. Hybrid bonds as of December 31, 2014 and 2013 are as follows:

(in millions of Won)	Date of issue	Date of maturity	Interest rate(%)	2014		2013
Hybrid bond 1-1(*1)	2013-08-29	2043-08-29	4.66	￦	165,000	165,000
Hybrid bond 1-2(*1)	2013-08-29	2043-08-29	4.72		165,000	165,000
Hybrid bond 1-3(*1)	2013-08-29	2043-08-29	4.72		30,000	30,000
Hybrid bond 1-4(*1)	2013-08-29	2043-08-29	5.21		140,000	140,000
Issuance cost					(1,532)	(1,532)

				￦	498,468	498,468

(*1)	Details of hybrid bonds of POSCO ENERGY Co., Ltd. as of December 31, 2014 are as follows:

(in millions of Won)	Hybrid bond 1-1	Hybrid bond 1-2 and 1-3	Hybrid bond 1-4
Issue price	165,000	195,000	140,000
Maturity date	30 years (The Company has a right to extend the maturity date)	30 years (The Company has a right to extend the maturity date)	30 years (The Company has a right to extend the maturity date)
Interest rate	Issue date ~ 2018-08-29 : 4.66% reset every 5 years as follows;	Issue date ~ 2018-08-29 : 4.72% reset every 5 years as follows;	Issue date ~ 2018-08-29 : 5.21% reset every 5 years as follows;
	• After 5 years: return on government bond (5 years) + 1.39%	• After 5 years : return on government bond (5 years) + 1.45%	• After 5 years : return on government bond (5 years) + 1.55%
	• After 10 years : additionally +0.25% according to Step-up clauses	• After 10 years : additionally +0.25% according to Step-up clauses	• After 10 years : additionally +0.25% according to Step-up clauses
	• After 30 years : additionally +0.75%	• After 30 years : additionally +0.75%	• After 30 years : additionally +0.75%
Interest payments condition	Quarterly	Quarterly	Quarterly
	(Optional deferral of interest payment is available to the Company)	(Optional deferral of interest payment is available to the Company)	(Optional deferral of interest payment is available to the Company)
Others	The Company can call the hybrid bond at year 5 and interest payment date afterwards	The Company can call the hybrid bond at year 5 and interest payment date afterwards	The Company can call the hybrid bond at year 5 and interest payment date afterwards

POSCO ENERGY CO., LTD., a subsidiary, holds the right to extend the maturity dates of the hybrid bonds and to defer interest payments for the hybrid bonds. If interest payments for the hybrid bonds are deferred, POSCO ENERGY CO., LTD. cannot declare or pay dividends attributable to common stock. Since the subsidiary has an unconditional right to avoid delivering cash or another financial asset to settle a contractual obligation, the hybrid bonds have been classified as equity (non-controlling interests) in the Company’s consolidated financial statements. The hybrid bond holders’ preference in the event of liquidation is higher than the common stock holders, but lower than other creditors. The interest accumulated but not paid on the hybrid bonds as of December 31, 2014 amounts to ￦2,063 million.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013

26. Reserves

(a)	Reserves as of December 31, 2014 and 2013 are as follows:

(in millions of Won)	2014		2013
Accumulated comprehensive loss of investments in associates and joint ventures	￦	(344,942)	(295,946)
Changes in the unrealized fair value of available-for-sale investments		144,783	480,409
Currency translation differences		(187,740)	(189,085)
Others		(20,874)	(18,454)

	￦	(408,773)	(23,076)

(b)	Changes in fair value of available-for-sale investments for the years ended December 31, 2014 and 2013 were as follows:

(in millions of Won)	2014		2013
Beginning balance	￦	480,409	67,956
Changes in the unrealized fair value of available-for-sale investments		(411,671)	312,196
Reclassification to profit of loss upon disposal		(176,124)	(73,848)
Impairment of available-for-sale investments		267,920	170,892
Others		(15,751)	3,213

Ending balance	￦	144,783	480,409

27. Treasury Shares

Based on the Board of Directors’ resolution, the Company holds treasury shares for business purposes including price stabilization. The changes in treasury shares for the years ended December 31, 2014 and 2013 were as follows:

	2014			2013
(shares, in millions of Won)	Number of shares	Amount		Number of shares	Amount
Beginning	7,403,211	￦	1,579,124	9,942,391	￦	2,391,406
Disposal of treasury shares	(209,404)		(44,667)	(2,539,180)		(812,282)

Ending	7,193,807	￦	1,534,457	7,403,211	￦	1,579,124

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013

28. Revenue

Details of revenue for the years ended December 31, 2014 and 2013 were as follows:

(in millions of Won)	2014		2013
Sales of goods	￦	53,636,957	50,921,090
Service sales		2,962,404	3,614,227
Construction sales		8,137,773	6,886,007
Rental income		18,876	24,735
Others		342,435	418,591

	￦	65,098,445	61,864,650

29. Construction Contracts

(a)	Construction contracts in progress as of December 31, 2014 and 2013 were as follows:

(in million of Won)	2014		2013
Aggregate amount of costs incurred	￦	12,235,027	10,380,202
Add: Recognized profits		801,060	950,010
Less: Recognized losses		(449,227)	(467,023)
Cumulative construction revenue		12,586,860	10,863,189
Less: Progress billing		(12,039,346)	(10,145,691)
Foreign currency gains and losses		(5,721)	(1,379)
Others		(55,312)	(39,795)

	￦	486,481	676,324

(b)	Unbilled amount due from customers and due to customers for contract work as of December 31, 2014 and 2013 are as follows:

(in million of Won)	2014		2013
Unbilled due from customers for contract work	￦	1,528,427	1,574,929
Due to customers for contract work		(1,041,946)	(898,605)

	￦	486,481	676,324

(c)	When the outcome of a construction contract can be estimated reliably, contract revenue is recognized in profit or loss in proportion to the stage of completion of the contract. The Company estimates the stage of completion of the contract based on the proportion that contract costs incurred for work performed to date bear to the estimated total contract costs.

The estimated total contract costs are based on the nature and characteristics of an individual contract, historical costs of similar projects, and current circumstances. Only those contract costs that reflect work performed are included in costs incurred to date.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013

The following are the key assumptions for the estimated contract cost.

Key assumptions for the estimation
Material	Estimations based on recent purchasing contracts, market price and quoted price

Labor cost	Estimations based on standard monthly and daily labor cost

Outsourcing cost	Estimations based on the historical costs of similar projects, market price and quoted price

Management continually reviews all estimates involved in such construction contracts and adjusts them as necessary.

30. Selling and Administrative Expenses

(a)	Administrative expenses

Administrative expenses for years ended December 31, 2014 and 2013 were as follows:

(in millions of Won)	2014		2013
Wages and salaries	￦	781,433	754,819
Expenses related to post-employment benefits		66,744	67,482
Other employee benefits		174,131	165,751
Travel		50,257	53,003
Depreciation and amortization		273,220	228,496
Communication		9,579	14,601
Electricity expenses		11,746	13,389
Taxes and public dues		55,647	55,177
Rental		137,366	110,191
Repairs		13,924	5,708
Entertainment		17,633	17,295
Advertising		104,485	105,663
Research & development		175,195	192,805
Service fees		215,974	240,034
Supplies		10,856	15,031
Vehicles maintenance		12,685	12,109
Industry association fee		11,856	11,924
Training		9,979	12,056
Conference		17,620	17,004
Contribution to provisions		16,056	19,075
Bad debt allowance		108,933	90,119
Others		34,437	30,073

	￦	2,309,756	2,231,805

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013

(b)	Selling expenses

Selling expenses for the years ended December 31, 2014 and 2013 were as follows:

(in millions of Won)	2014		2013
Freight and custody expenses	￦	1,551,705	1,432,935
Operating expenses for distribution center		10,782	9,838
Sales commissions		66,359	73,922
Sales advertising		4,615	3,228
Sales promotion		25,777	27,129
Sample		3,477	4,751
Sales insurance premium		39,538	27,031
Contract cost		49,891	37,323
Others		7,974	15,963

	￦	1,760,118	1,632,120

31. Research and Development Expenditures Recognized as Expenses

Research and development expenditures recognized as expenses for the years ended December 31, 2014 and 2013 were as follows:

(in millions of Won)	2014		2013
Selling and administrative expenses	￦	175,195	192,805
Cost of sales		353,149	369,842

	￦	528,344	562,647

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013

32. Reconciliation of Operating Profit

The operating profit in the Company’s consolidated statements of comprehensive income prepared in accordance with K-IFRS differs from that in its consolidated statements of comprehensive income prepared in accordance with IFRS as issued by IASB. The table below sets forth a reconciliation of the Company’s results from operating activities as presented in the Company’s consolidated statements of comprehensive income prepared in accordance with K-IFRS for the years ended December 31, 2014 and 2013 to the operating profit as presented in the Company’s consolidated statements of comprehensive income prepared in accordance with IFRS as issued by IASB for each of the corresponding years.

(in millions of Won)	2014		2013
Operating profits on the statement of comprehensive income (K-IFRS)(note 34)	￦	3,213,530	2,996,134

Add
Gains on disposals of assets held for sale		48,232	101,611
Gains on disposals of investment in associates		41,258	7,668
Gains on disposals of property, plant and equipment		15,039	14,177
Reversal of impairment loss on intangible assets		2,794	122
Reversal of other provision expenses		19,769	2,924
Retal revenues		1,743	1,588
Outsourcing income		14,200	25,428
Gain on disposals of wastes		11,357	16,541
Gain from claim compensation		29,171	14,525
Penalty income from early termination of contracts		34,606	16,477
Grant income		1,441	2,287
Others		49,796	25,725

		269,406	229,073

Deduct
Other bad debt expenses		(96,373)	(111,065)
Losses on disposals of assets held for sale		(14)	(26,498)
Impairment losses on assets held for sale		(17,205)	(1,814)
Losses on disposals of property, plant and equipment		(50,006)	(121,133)
Impairment losses on property, plant and equipment		(64,833)	(9,742)
Impairment losses on intangible assets		(55,220)	(125,316)
Idle tangible assets expenses		(12,214)	(17,624)
Impairment losses on other non-current assets		(38,137)	(9,000)
Other provision expenses		(126,601)	(65,896)
Donations		(69,544)	(60,940)
Loss on disposals of investment in associates		(2,556)	(19,404)
Loss on disposals of wastes		(16,386)	(15,231)
Penalty and additional tax payments		(352,173)	(19,340)
Others		(78,412)	(47,803)

		(979,674)	(650,806)

Operating profit (IFRS as issued by IASB)	￦	2,503,262	2,574,401

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013

33. Finance Income and Costs

Details of finance income and costs for the years ended December 31, 2014 and 2013 were as follows:

(in millions of Won)	2014		2013
Finance income
Interest income	￦	228,254	260,398
Dividend income		47,825	59,181
Gain on foreign currency transactions		1,022,253	997,591
Gain on foreign currency translations		453,471	511,143
Gains on derivatives transactions		327,738	370,343
Gains on valuations of derivatives		73,279	72,297
Gains on disposals of available-for-sale financial assets		236,484	105,563
Others		7,458	4,322

	￦	2,396,762	2,380,838

Finance costs
Interest expenses	￦	795,585	657,681
Loss on foreign currency transactions		1,033,723	927,453
Loss on foreign currency translations		428,891	344,900
Loss on derivatives transactions		353,435	286,574
Loss on valuation of derivatives		101,330	291,465
Impairment loss on available-for-sale financial assets		369,723	280,237
Loss on disposals of available-for-sale financial assets		54,710	3,721
Loss on financial guarantee		10,077	5,880
Others		74,513	31,342

	￦	3,221,987	2,829,253

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013

34. Other Non-Operating Income and Expenses

Details of other non-operating income and expenses for the years ended December 31, 2014 and 2013 were as follows:

(in millions of Won)	2014		2013
Other non-operating income
Gains on disposals of assets held for sale	￦	48,232	101,611
Gains on disposals of investment in associates		41,258	7,668
Gains on disposals of property, plant and equipment		15,039	14,177
Reversal of impairment loss on intangible assets		2,794	122
Reversal of other provision expenses		19,769	2,924
Retal revenues		1,743	1,588
Outsourcing income		14,200	25,428
Gain on disposals of wastes		11,357	16,541
Gain from claim compensation		29,171	14,525
Penalty income from early termination of contracts		34,606	16,477
Grant income		1,441	2,287
Others		49,796	25,725

	￦	269,406	229,073

Other non-operating expenses
Other bad debt expenses	￦	96,373	111,065
Losses on disposals of assets held for sale		14	26,498
Impairment losses on assets held for sale		17,205	1,814
Losses on disposals of property, plant and equipment		50,006	121,133
Impairment losses on property, plant and equipment		64,833	9,742
Impairment losses on intangible assets		55,220	125,316
Idle tangible assets expenses		12,214	17,624
Impairment losses on other non-current assets		38,137	9,000
Other provision expenses		126,601	65,896
Donations		69,544	60,940
Loss on disposals of investment in associates		2,556	19,404
Loss on disposals of wastes		16,386	15,231
Penalty and additional tax payments (*1)		352,173	19,340
Others		78,412	47,803

	￦	979,674	650,806

(*1)	As a result of Korea National Tax Service’s periodic audit of tax payments and refunds of the Company, the Company recognized additional tax payments amounting to ￦271,646 million, primarily related to VAT, during the year ended December 31, 2014.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013

35. Expenses by Nature

Expenses that are recorded by nature as cost of sales, selling, general and administrative expenses and other non-operating expenses in the statements of comprehensive income for the years ended December 31, 2014 and 2013 were as follows (excluding finance costs and income tax expense):

(in millions of Won)	2014		2013
Changes in inventories	￦	9,439,560	12,163,136
Cost of merchandises sold		30,899,849	25,909,164
Employee benefits expenses(*2)		3,197,902	3,174,316
Outsourced processing cost		9,294,977	9,462,946
Electricity expenses		1,370,390	1,109,765
Depreciation expenses(*1)		2,894,609	2,505,536
Amortization expenses		343,940	180,014
Freight and custody expenses		1,551,705	1,432,935
Sales commissions		66,359	73,922
Loss on disposal of property, plant and equipment		50,006	121,133
Donations		69,544	60,940
Other expenses		3,685,748	3,325,515

	￦	62,864,589	59,519,322

(*1)	Includes depreciation expense of investment property.
(*2)	The details of employee benefits expenses for the years ended December 31, 2014 and 2013 were as follows:

(in millions of Won)	2014		2013
Wages and salaries	￦	2,936,602	2,907,442
Expenses related to post-employment benefits		261,300	266,874

	￦	3,197,902	3,174,316

36. Income Taxes

(a)	Income tax expense for the years ended December 31, 2014 and 2013 was as follows:

(in millions of Won)	2014		2013
Current income taxes	￦	790,055	615,771
Deferred income taxes		(82,075)	108,034
Items credited (charged) directly in equity		113,505	(132,808)

Income tax expense	￦	821,485	590,997

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013

(b)	The following table reconciles the calculated income tax expense based on POSCO’s statutory rates (24.2%) to the actual amount of taxes recorded by the Company for the years ended December 31, 2014 and 2013.

(in millions of Won)	2014		2013
Profit before income tax expense	￦	1,378,144	1,946,177
Income tax expense computed at statutory rate		333,049	470,975
Adjustments:
Tax credits		(49,615)	(169,166)
Adjustments on prior year tax from tax audit		56,257	—
Under(over) provision from prior years		(463)	(1,178)
Tax effects due to amendments to local income tax law		39,890	—
Investment in subsidiaries, associates and joint ventures		371,876	251,014
Tax effects due to permanent differences		69,998	7,703
Others		493	31,649

		488,436	120,022

Income tax expense	￦	821,485	590,997

Effective tax rate (%)		59.61%	30.37%

(c)	The income taxes credited (charged) directly to equity during the years ended December 31, 2014 and 2013 were as follows:

(in millions of Won)	2014		2013
Net changes in the unrealized fair value of available-for-sale securities	￦	105,639	(139,679)
Gain on sale of treasury shares		(4,654)	(1,707)
Others		12,520	8,578

	￦	113,505	(132,808)

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013

(d)	The movements in deferred tax assets (liabilities) for the years ended December 31, 2014 and 2013 were as follows:

(in millions of Won)	2014				2013
	Beginning		Inc. (Dec.)	Ending	Beginning	Inc. (Dec.)	Ending
Deferred income tax due to temporary differences
Reserve for special repairs	￦	(28,462)	16,049	(12,413)	(29,013)	551	(28,462)
Allowance for doubtful accounts		149,603	46,132	195,735	112,428	37,175	149,603
Reserve for technology developments		(380,665)	121,632	(259,033)	(375,930)	(4,735)	(380,665)
PPE - Depreciation		(33,342)	26,667	(6,675)	(46,574)	13,232	(33,342)
Share of profit or loss of equity-accounted investees		(89,305)	(7,388)	(96,693)	(96,374)	7,069	(89,305)
Reserve for inventory valuation		(1,522)	3,513	1,991	(4,082)	2,560	(1,522)
PPE - Revaluation		(1,011,593)	(211,006)	(1,222,599)	(799,932)	(211,661)	(1,011,593)
Prepaid expenses		28,385	(10,924)	17,461	31,240	(2,855)	28,385
PPE - Impairment loss		25,518	(3,556)	21,962	28,755	(3,237)	25,518
Loss on foreign currency translation		(189,202)	120,090	(69,112)	(63,345)	(125,857)	(189,202)
Defined benefit obligations		100,356	20,328	120,684	70,624	29,732	100,356
Plan assets		(58,666)	5,631	(53,035)	(46,421)	(12,245)	(58,666)
Provision for construction losses		4,273	680	4,953	2,227	2,046	4,273
Provision for construction warranty		16,674	3,697	20,371	14,841	1,833	16,674
Accrued income		(2,915)	(776)	(3,691)	(3,197)	282	(2,915)
Impairment loss on AFS		133,089	38,912	172,001	66,722	66,367	133,089
Difference in acquisition costs of treasury stocks		64,213	(2,074)	62,139	20,378	43,835	64,213
Others		282,284	(148,968)	133,316	222,471	59,813	282,284

		(991,277)	18,639	(972,638)	(895,182)	(96,095)	(991,277)

Deferred income taxes recognized directly to equity
Loss (gain) on valuation of available-for-sale investments		(115,673)	105,639	(10,034)	24,006	(139,679)	(115,673)
Others		54,716	12,520	67,236	46,138	8,578	54,716

		(60,957)	118,159	57,202	70,144	(131,101)	(60,957)

Deferred tax from tax credit
Tax credit carryforward and others		437,642	(137,276)	300,366	339,108	98,534	437,642
Deferred tax from unrealized gain (loss)
Deferred tax effect due to unrealized gain (losses) and others		42,761	(64,388)	(21,627)	19,095	23,666	42,761

	￦	(571,831)	(64,866)	(636,697)	(466,835)	(104,996)	(571,831)

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013

(e)	Deferred tax assets and liabilities for the years ended December 31, 2014 and 2013 are as follows:

(in millions of Won)	2014				2013
	Assets		Liabilities	Net	Assets	Liabilities	Net
Deferred income tax due to temporary differences
Reserve for special repairs	￦	—	(12,413)	(12,413)	—	(28,462)	(28,462)
Allowance for doubtful accounts		197,159	(1,424)	195,735	149,695	(92)	149,603
Reserve for technology developments		—	(259,033)	(259,033)	—	(380,665)	(380,665)
PPE - Depreciation		39,412	(46,087)	(6,675)	23,265	(56,607)	(33,342)
Share of profit or loss of equity-accounted investees		—	(96,693)	(96,693)	—	(89,305)	(89,305)
Reserve for inventory valuation		7,294	(5,303)	1,991	4,392	(5,914)	(1,522)
PPE - Revaluation		—	(1,222,599)	(1,222,599)	—	(1,011,593)	(1,011,593)
Prepaid expenses		17,461	—	17,461	28,385	—	28,385
PPE - Impairment loss		23,489	(1,527)	21,962	25,518	—	25,518
Loss on foreign currency translation		83,521	(152,633)	(69,112)	243,772	(432,974)	(189,202)
Defined benefit obligations		125,758	(5,074)	120,684	110,891	(10,535)	100,356
Plan assets		—	(53,035)	(53,035)	22	(58,688)	(58,666)
Provision for construction losses		4,953	—	4,953	4,273	—	4,273
Provision for construction warranty		20,371	—	20,371	16,674	—	16,674
Accrued income		—	(3,691)	(3,691)	5	(2,920)	(2,915)
Impairment loss on AFS		172,001	—	172,001	133,089	—	133,089
Difference in acquisition costs of treasury stocks		62,139	—	62,139	64,213	—	64,213
Others		272,810	(139,494)	133,316	308,989	(26,705)	282,284

		1,026,368	(1,999,006)	(972,638)	1,113,183	(2,104,460)	(991,277)

Deferred income taxes recognized directly to equity
Loss (gain) on valuation of available-for-sale investments		238,489	(248,523)	(10,034)	128,938	(244,611)	(115,673)
Others		91,636	(24,400)	67,236	70,441	(15,725)	54,716

		330,125	(272,923)	57,202	199,379	(260,336)	(60,957)

Deferred tax from tax credit
Tax credit carryforward and others		339,959	(39,593)	300,366	481,256	(43,614)	437,642
Deferred tax from unrealized gain (loss)
Deferred tax effect due to unrealized gain (losses) and others		601,265	(622,892)	(21,627)	530,823	(488,062)	42,761

	￦	2,297,717	(2,934,414)	(636,697)	2,324,641	(2,896,472)	(571,831)

(f)	As of December 31, 2014, the Company did not recognize income tax effects associated with taxable temporary differences of ￦3,104,205 million (deferred tax liabilities of ￦751,218 million) mainly relating to increase in retained earnings of subsidiaries since it is probable that the temporary difference will not reverse in the foreseeable future.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013

37. Earnings per Share

(a)	Basic and diluted earnings per share for the years ended December 31, 2014 and 2013 were as follows:

(Won, except per share information)	2014		2013
Profit attribute to controlling interest	￦	626,099,302,937	1,376,396,068,069
Interests of hybrid bonds		(33,048,799,997)	(18,313,914,551)
Weighted-average number of common shares outstanding(*1)		79,801,539	78,009,654

Basic and diluted earnings per share	￦	7,432	17,409

(*1)	The weighted-average number of common shares used to calculate basic and diluted earnings per share are as follows:

(shares)	2014	2013
Total number of common shares issued	87,186,835	87,186,835
Weighted-average number of treasury shares	(7,385,296)	(9,177,181)

Weighted-average number of common shares outstanding	79,801,539	78,009,654

As of December 31, 2014 and 2013, the Company has no potential dilutive common shares. Accordingly, diluted earnings per share is identical to basic earnings per share.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013

38. Related Party Transactions

(a)	Significant transactions with related parties for the years ended December 31, 2014 and 2013 were as follows:

1)	For the year ended December 31, 2014

(in millions of Won)	Sales and others(*1)				Purchase and others(*2)
	Sales		Others	Total	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others	Total
Subsidiaries(*3)
POSCO ENGINEERING & CONSTRUCTION., LTD.	￦	22,659	16,789	39,448	544,202	247,286	3,689	30,852	826,029
POSCO Processing & Service		1,075,567	8,649	1,084,216	785,943	—	—	1,681	787,624
POSCO COATED & COLOR STEEL Co., Ltd.		444,513	12	444,525	—	—	12,313	195	12,508
POSCO ICT(*5)		929	2,593	3,522	356	209,893	26,231	161,173	397,653
POSMATE		520	2,178	2,698	411	28	16,475	34,188	51,102
eNtoB Corporation		—	3	3	297,119	10,433	137	21,073	328,762
POSCO CHEMTECH		532,973	26,537	559,510	513,759	5,449	301,149	923	821,280
POSCO M-TECH		180	24	204	117,940	2,385	200,622	6,887	327,834
POSCO ENERGY CO., LTD.		177,517	1,230	178,747	—	2,263	—	20	2,283
POSCO TMC Co., Ltd.		240,318	9	240,327	—	—	1,056	1,611	2,667
POSCO AST		503,452	5	503,457	10,396	—	57,355	2,671	70,422
POSHIMETAL Co., Ltd.		11,261	3,660	14,921	166,442	—	—	—	166,442
Daewoo International Corporation		3,558,652	20,652	3,579,304	90,361	—	—	3,857	94,218
POSCO Specialty Steel Co., Ltd.		5,313	201,927	207,240	40,124	—	1,939	266	42,329
POSCO America Corporation		747,933	2	747,935	—	—	—	1,794	1,794
POSCO Canada Ltd.		—	—	—	141,767	—	—	—	141,767
POSCO Asia Co., Ltd.		2,167,148	89	2,167,237	169,945	—	10,006	1,969	181,920
POSCO (Thailand) Company Limited		55,221	46	55,267	—	—	—	8	8
Qingdao Pohang Stainless Steel Co., Ltd.		79,783	—	79,783	—	—	—	19	19
POSCO (Suzhou) Automotive Processing Center Co., Ltd.		136,836	—	136,836	—	—	—	5	5
POSCO JAPAN Co., Ltd.		1,329,947	4	1,329,951	15,165	2,269	3	2,279	19,716
POSCO-India Pune Processing Center. Pvt. Ltd.		107,587	74	107,661	—	—	—	—	—
POSCO MEXICO S.A. DE C.V.		287,468	929	288,397	—	—	—	—	—
POSCO Maharashtra Steel Private Limited		444,407	6,053	450,460	—	—	—	—	—
DAEWOO INTERNATIONAL SINGAPORE		—	—	—	57,742	—	—	11,513	69,255
Others		680,066	1,827	681,893	158,484	63,932	15,585	51,674	289,675

		12,610,250	293,292	12,903,542	3,110,156	543,938	646,560	334,658	4,635,312

Associates and joint ventures(*3)
POSCO Plant Engineering Co., Ltd.(*4)		15,310	64	15,374	3,195	119,369	15,777	22,751	161,092
SNNC		3,077	5,716	8,793	339,991	—	—	5	339,996
POSCHROME (PROPRIETARY) LIMITED		—	—	—	59,241	—	—	—	59,241
PT. POSMI Steel Indonesia		6,061	30	6,091	—	—	—	—	—
POSK (Pinghu) Steel Processing Center Co., Ltd.		2,855	—	2,855	—	—	—	—	—
POSCO-SAMSUNG-Slovakia Processing Center		24,059	—	24,059	—	—	—	—	—
POSCO China Suzhou Processing Center Co., Ltd. (formerly, POSCO-SAMSUNG Suzhou Processing Center Co., Ltd.)		1,132	—	1,132	—	—	—	—	—
Others		737	41,873	42,610	3,668	—	—	—	3,668

		53,231	47,683	100,914	406,095	119,369	15,777	22,756	563,997

		￦12,663,481	340,975	13,004,456	3,516,251	663,307	662,337	357,414	5,199,309

(*1)	Sales and others mainly consist of sales of steel products to subsidiaries, associates and joint ventures. These are priced on an arm’s length basis.
(*2)	Purchases and others mainly consist of subsidiaries’ purchases of construction services and purchases of raw materials to manufacture steel products. These are priced on an arm’s length basis.
(*3)	As of December 31, 2014, the Company provided guarantees to related parties (Note 39).
(*4)	It is reclassified from associate to subsidiary due to the additional acquisitions of its shares by the Company.

(*5) Others mainly consist of service fees related to maintenance and repair of ERP System.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013

2)	For the year ended December 31, 2013

(in millions of Won)	Sales and others				Purchase and others
	Sales		Others	Total	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others	Total
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION., LTD.	￦	16,439	3,421	19,860	3,042	2,235,798	5,855	9,242	2,253,937
POSCO Processing & Service		987,424	8	987,432	1,215,510	—	—	805	1,216,315
POSCO COATED & COLOR STEEL Co., Ltd.		472,353	25	472,378	—	—	10,648	98	10,746
POSCO PLANTEC Co., Ltd.(*1)		2,324	19	2,343	1,499	67,081	13,733	2,492	84,805
POSCO ICT		1,210	195	1,405	679	279,660	31,231	157,126	468,696
POSMATE		1,419	85	1,504	805	1,041	15,732	32,894	50,472
eNtoB Corporation		—	10	10	234,352	13,241	149	20,079	267,821
POSCO CHEMTECH		512,139	25,868	538,007	491,562	21,832	287,584	1,223	802,201
POSCO M-TECH		11,122	94	11,216	158,709	2,336	220,986	141	382,172
POSCO ENERGY CO., LTD.		104,209	915	105,124	—	5,178	—	7	5,185
POSCO TMC Co., Ltd.		188,915	15	188,930	—	—	1,051	1,298	2,349
POSCO AST		500,193	10	500,203	6,985	—	56,520	2,029	65,534
POSHIMETAL Co., Ltd.		18,922	137	19,059	166,042	—	—	5	166,047
Daewoo International Corporation		3,522,678	65	3,522,743	16,297	—	—	2,843	19,140
POSCO America Corporation		596,681	1	596,682	—	—	—	339	339
POSCO Canada Ltd.		—	—	—	144,329	—	—	—	144,329
POSCO Asia Co., Ltd.		2,068,965	221	2,069,186	64,434	182	—	1,673	66,289
POSCO (Thailand) Company Limited		56,210	56	56,266	—	—	—	85	85
Qingdao Pohang Stainless Steel Co., Ltd.		58,502	—	58,502	—	—	—	14	14
POSCO (Suzhou) Automotive Processing Center Co., Ltd.		129,345	1	129,346	—	—	—	—	—
POSCO JAPAN Co., Ltd.		1,270,325	—	1,270,325	19,978	2	—	2,972	22,952
POSCO-India Pune Processing Center. Pvt. Ltd.		119,503	7	119,510	—	—	—	—	—
POSCO MEXICO S.A. DE C.V.		256,014	693	256,707	—	—	—	621	621
POSCO Maharashtra Steel Private Limited		176,425	3,157	179,582	—	—	—	236	236
DAEWOO INTERNATIONAL SINGAPORE		—	—	—	108,179	—	—	—	108,179
Others		558,923	7,569	566,492	92,527	38,843	18,782	77,101	227,253

		11,630,240	42,572	11,672,812	2,724,929	2,665,194	662,271	313,323	6,365,717

Associates and joint ventures
SNNC		1,532	458	1,990	402,639	—	—	—	402,639
POSCO PLANTEC Co., Ltd. (formerly, Sungjin Geotec Co., Ltd.)		15,028	48	15,076	1,735	65,802	9,781	6,883	84,201
POSCHROME (PROPRIETARY) LIMITED		—	—	—	66,762	—	—	—	66,762
PT. POSMI Steel Indonesia		6,538	—	6,538	—	—	—	—	—
POSK (Pinghu) Steel Processing Center Co., Ltd.		3,786	—	3,786	—	—	—	—	—
POSCO-SAMSUNG-Slovakia Processing Center Co., Ltd.		19,906	—	19,906	—	—	—	—	—
POSCO China Suzhou Processing Center Co., Ltd. (formerly, POSCO-SAMSUNG Suzhou Steel Processing Center Co., Ltd.)		6,429	—	6,429	—	—	—	—	—
Others		546	165	711	3,937	—	—	176	4,113

		53,765	671	54,436	475,073	65,802	9,781	7,059	557,715

		￦11,684,005	43,243	11,727,248	3,200,002	2,730,996	672,052	320,382	6,923,432

(*1)	Sungjin Geotec Co., Ltd. merged with POSCO Plant Engineering Co., Ltd. and changed its name to POSCO PLANTEC Co., Ltd. in 2013.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013

(b)	The related account balances of significant transactions with related companies as of December 31, 2014 and 2013 are as follows:

1)	December 31, 2014

(in millions of Won)	Receivables				Payables
	Trade accounts and notes receivable		Others	Total	Trade accounts and notes payable	Accounts payable	Others	Total
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION., LTD.	￦	42	71,967	72,009	—	41,878	—	41,878
POSCO Processing & Service		94,790	92	94,882	15,202	867	—	16,069
POSCO COATED & COLOR STEEL Co., Ltd.		69,314	67	69,381	—	5	1,936	1,941
POSCO ICT		13	103	116	920	70,823	5,425	77,168
POSMATE		—	1,673	1,673	600	2,007	4,828	7,435
eNtoB Corporation		—	—	—	12,564	28,432	43	41,039
POSCO CHEMTECH		49,456	4,283	53,739	57,610	9,890	17,864	85,364
POSCO M-TECH		—	37	37	7,311	12,231	22,703	42,245
POSCO ENERGY CO., LTD.		17,326	2,809	20,135	—	—	1,962	1,962
POSCO TMC Co., Ltd.		27,429	30	27,459	—	117	115	232
POSCO AST		44,281	54	44,335	—	2,458	3,364	5,822
POSHIMETAL Co., Ltd.		1,269	14	1,283	—	12,846	—	12,846
Daewoo International Corporation		164,029	3,178	167,207	8	210	1	219
POSCO Specialty Steel Co., Ltd.		822	201,823	202,645	4,800	140	184	5,124
POSCO America Corporation		57,164	—	57,164	—	1,511	—	1,511
POSCO Canada Ltd.		—	—	—	—	4,534	—	4,534
POSCO Asia Co., Ltd.		197,104	221	197,325	10,995	—	—	10,995
POSCO (Thailand) Company Limited		7,407	266	7,673	—	—	—	—
Qingdao Pohang Stainless Steel Co., Ltd.		14,748	41	14,789	—	—	—	—
POSCO JAPAN Co., Ltd.		42,692	89	42,781	344	1,552	—	1,896
POSCO-India Pune Processing Center. Pvt. Ltd.		6,401	5	6,406	—	—	—	—
POSCO MEXICO S.A. DE C.V.		96,800	—	96,800	—	—	—	—
POSCO Maharashtra Steel Private Limited		364,899	7,714	372,613	—	—	—	—
Others		126,474	56,788	183,262	7,239	54,727	1,545	63,511

		1,382,460	351,254	1,733,714	117,593	244,228	59,970	421,791

Associates and jointventures
SNNC		219	125	344	7,017	—	—	7,017
POSCHROME (PROPRIETARY) LIMITED		—	—	—	1,162	—	—	1,162
LLP POSUK Titanium		—	4,235	4,235	—	—	—	—
Others		258	18	276	234	—	—	234

		477	4,378	4,855	8,413	—	—	8,413

	￦	1,382,937	355,632	1,738,569	126,006	244,228	59,970	430,204

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013

2)	December 31, 2013

(in millions of Won)	Receivables				Payables
	Trade accounts and notes receivable		Others	Total	Trade accounts and notes payable	Accounts payable	Others	Total
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION., LTD.	￦	40	110,955	110,995	—	105,603	—	105,603
POSCO Processing & Service		103,400	73	103,473	17,914	683	—	18,597
POSCO COATED & COLOR STEEL Co., Ltd.		69,260	65	69,325	—	59	1,434	1,493
POSCO ICT		75	123	198	—	51,247	—	51,247
POSMATE		489	1,533	2,022	141	3,274	1,058	4,473
eNtoB Corporation		—	—	—	8,057	10,311	—	18,368
POSCO CHEMTECH		46,943	4,313	51,256	35,829	6,983	8,663	51,475
POSCO M-TECH		18	28	46	12,020	21,326	10,799	44,145
POSCO ENERGY CO., LTD.		14,733	2,894	17,627	—	421	—	421
POSCO TMC Co., Ltd.		20,510	26	20,536	—	16	50	66
POSCO AST		85,501	53	85,554	—	3,004	5,238	8,242
POSHIMETAL Co., Ltd.		1,721	12	1,733	—	12,624	—	12,624
Daewoo International Corporation		148,383	878	149,261	9,319	—	—	9,319
POSCO America Corporation		57,554	—	57,554	—	—	—	—
POSCO Canada Ltd.		—	—	—	12,323	—	—	12,323
POSCO Asia Co., Ltd.		134,602	142	134,744	2,063	—	—	2,063
POSCO (Thailand) Company Limited		6,052	7	6,059	—	—	—	—
Qingdao Pohang Stainless Steel Co., Ltd.		3,329	—	3,329	—	—	—	—
POSCO JAPAN Co., Ltd.		73,992	—	73,992	862	108	1	971
POSCO-India Pune Processing Center. Pvt. Ltd.		8,117	—	8,117	—	—	—	—
POSCO MEXICO S.A. DE C.V.		100,016	76	100,092	—	—	—	—
POSCO Maharashtra Steel Private Limited		55,392	3,218	58,610	—	—	—	—
Others		54,357	8,887	63,244	6,523	15,421	1,647	23,591

		984,484	133,283	1,117,767	105,051	231,080	28,890	365,021

Associates and jointventures
SNNC		140	40	180	16,669	—	—	16,669
POSCO PLANTEC Co., Ltd. (formerly, Sungjin Geotec Co., Ltd.)		879	46	925	353	—	—	353
POSCHROME (PROPRIETARY) LIMITED		—	67	67	—	—	—	—
LLP POSUK Titanium		—	4,066	4,066	—	—	—	—
Others		—	17	17	319	2	—	321

		1,019	4,236	5,255	17,341	2	—	17,343

	￦	985,503	137,519	1,123,022	122,392	231,082	28,890	382,364

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013

(c)	For the years ended December 31, 2014 and 2013, details of compensation to key management officers were as follows:

(in millions of Won)	2014		2013
Short-term benefits	￦	116,961	121,054
Retirement benefits		21,604	20,713
Long-term benefits		17,242	23,480

	￦	155,807	165,247

Key management officers include directors (including non-standing directors), executive officials and fellow officials who have significant influence and responsibilities in the Company’s business and operations.

39. Commitments and Contingencies

(a)	Contingent liabilities

Contingent liabilities may develop in a way not initially expected. Therefore, management continuously assesses contingent liabilities to determine whether an outflow of resources embodying economic benefits has become probable. If it becomes probable that an outflow of future economic benefits will be required for an item previously dealt with as a contingent liability, a provision is recognized in the financial statements of the period in which the change in probability occurs (except in the extremely rare circumstances where no reliable estimate can be made).

Management makes estimates and assumptions that affect disclosures of commitments and contingencies. All estimates and assumptions are based on the evaluation of current circumstances and appraisals with the supports of internal specialists or external consultants.

Management regularly analyzes current information about these matters and provides for probable contingent losses including the estimate of legal expense to resolve the matters. Internal and external lawyers are used for these assessments. In making the decision regarding the need for a provision, management considers whether the Company has an obligation as a result of a past event, whether it is probable that an outflow or cash or other resources embodying economic benefits will be required to settle the obligation and the ability to make a reliable estimate of the amount of the obligation.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013

(b)	Details of guarantees

Contingent liabilities on outstanding guarantees provided by the Company as of December 31, 2014, are as follows.

(in millions of Won)
Guarantors	Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent
[The Company]
POSCO	POSCO(Guangdong) Automotive Steel Co., Ltd.	SMBC and others	USD	65,000,000	71,448
		BOA and others	USD	330,000,000	362,736
	POSCO Investment Co., Ltd.	BOC	CNY	350,000,000	62,031
	POSCO Maharashtra Steel Private Limited	Export-Import Bank of Korea and others	USD	566,069,000	622,223
	POSCO VST CO., LTD.	ANZ and others	USD	65,000,000	71,448
	POSCO MEXICO S.A. DE C.V.	HSBC and others	USD	284,725,000	312,970
	POSCO-VIETNAM Co., Ltd.	Export-Import Bank of Korea and others	USD	242,000,000	266,006
	Zhangjiagang Pohang Stainless Steel Co., Ltd.	MIZUHO and others	USD	130,000,000	142,896
	POSCO ASSAN TST STEEL INDUSTRY	SMBC and others	USD	193,392,500	212,577
	POSCO Electrical Steel India Private Limited	ING and others	USD	83,784,000	92,095
	PT. KRAKATAU POSCO	Export-Import Bank of Korea and others	USD	1,350,300,000	1,484,249
Daewoo International Corporation	Daewoo Paper Manufacturing Co., Ltd.	HSBC	USD	12,500,000	13,740
	DAEWOO TEXTILE BUKHARA LLC	Export-Import Bank of Korea	USD	16,000,000	17,587
	DAEWOO INTERNATIONAL MEXICO S.A. DE C.V.	NOVA SCOTIA	USD	30,000,000	32,976
	POSCO ASSAN TST STEEL INDUSTRY	ING and others	USD	18,839,300	20,708
	Brazil Sao Paulo Steel Processing Center	HSBC and others	USD	52,000,000	57,158
	Daewoo International INDIA Private Ltd.	Shinhan Bank	USD	48,772,000	53,610
	PT. Bio Inti Agrindo	Export-Import Bank of Korea	USD	56,000,000	61,555
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	HONG KONG POSCO E&C (CHINA) INVESTMENT Co., Ltd.	Woori Bank and others	USD	135,000,000	148,392
	POSCO E&C Vietnam Co., Ltd.	Export-Import Bank of Korea	USD	16,500,000	18,137
	SANTOSCMI S.A.	CITI Equador and others	USD	46,000,000	50,563
	POSCO Engineering and Construction India Private Limited	Shinhan Bank	INR	383,201,941	6,645
POSCO Processing&Service	POSCO Canada Ltd.	Hana Bank	USD	12,484,500	13,723
	POSCO Gulf SFC LLC	KEB Bank and others	USD	27,000,000	29,678
POSCO COATED & COLOR STEEL Co., Ltd.	Myanmar POSCO C&C Company, Limited.	POSCO Investment	USD	7,986,947	8,779
POSCO ICT	PT.POSCO ICT INDONESIA	POSCO Investment	USD	2,700,000	2,968
		POSCO Investment	USD	4,000,000	4,397
	VECTUS LIMITED	KEB Bank	GBP	3,500,000	5,987
POSCO ENERGY CO., LTD.	PT. KRAKATAU POSCO ENERGY	Export-Import Bank of Korea and others	USD	193,900,000	213,135
POSCO Engineering CO., Ltd		KEB Bank and others	USD	12,818,876	14,091
	PT PEN INDONESIA	KEB Bank and others	IDR	145,244,014,735	12,825
	POSCO ENGINEERING	CITI Bank	USD	15,300,000	16,818
	(THAILAND) CO., LTD.	Woori Bank and others	THB	6,347,013,800	212,244
POSCO-Japan Co., Ltd.	POSCO-JEPC Co., Ltd.	MIZUHO and others	JPY	1,021,811,730	9,402
	POSCO-JKPC Co., Ltd.	Higo Bank and others	JPY	974,000,000	8,962
	Xenesys Inc.	Aozora Bank	JPY	250,000,000	2,300
DAEWOO TEXTILE FERGANA LLC	DAEWOO TEXTILE BUKHARA LLC	Bukhara TEX	USD	2,691,513	2,959
DAEWOO TEXTILE BUKHARA LLC	DAEWOO TEXTILE FERGANA LLC	NBU	USD	6,127,060	6,735
POSCO E&C CHINA Co., Ltd.	HONG KONG POSCO E&C (CHINA) INVESTMENT Co., Ltd.	Woori Bank	USD	33,000,000	36,274
POSCO-China Holding Corp.	POSCO YongXin Rare Earth Metal Co., Ltd.	KEB Bank and others	CNY	71,820,000	12,729
	DONG FANG JIN HONG	Bank of Communications and others	CNY	1,300,000,000	230,399
POSCO CHEMTECH	PT.Krakatau Posco Chemtech Calcination	KEB Bank	USD	42,000,000	46,166
	KRAKATAU POS-CHEM DONG-SUH CHEMICAL	Hana Bank	USD	13,075,000	14,372
POSCO PLANTEC Co., Ltd.	POSCO PLANTEC Thailand CO. LTD	Woori Bank	THB	45,000,000	1,505
POSCO Specialty Steel Co., Ltd.	POSCO SS-VINA	Export-Import Bank of Korea	USD	354,409,800	389,567
SANTOSCMI S.A.	COMPANIADEAUTOMATIZACION &CONTROL, GENESYS S.A.	Banco de Guayaquil and others	USD	1,550,000	1,704

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013

(in millions of Won)
Guarantors	Guarantee beneficiary	Financial institution	Foreign Currency		Won Eequivalent
[Associates and joint ventures]
POSCO	LLP POSUK Titanium	KB Bank	USD	15,000,000	16,488
	CSP - Compania Siderurgica do Pecem	KDB Bank	USD	56,666,667	62,288
Daewoo International Corporation	DMSA/AMSA	Export-Import Bank of Korea and others	USD	165,133,333	181,515
	GLOBAL KOMSCO Daewoo LLC	Export-Import Bank of Korea and others	USD	11,112,500	12,214
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	Posco e&c Songdo International Building	Others	KRW	356,600	356,600
	New Songdo City Development, LLC	Others	KRW	340,000	340,000
	CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd	Others	KRW	28,226	28,226
POSCO Processing & Service	Sebang Steel	Shinhan Bank	JPY	245,000,000	2,254
POSCO ICT	UITrans LRT Co., Ltd.	KB Bank	KRW	76,000	76,000
	Incheon-Gimpo Expressway Co., Ltd.	KDB Bank	KRW	100,000	100,000
	CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd	NH Bank	KRW	2,528	2,528
POSCO Engineering CO., Ltd	PT. Wampu Electric Power	Woori Bank	USD	7,996,848	8,790
Daewoo (China) Co., Ltd.	SHANGHAI LANSHENG DAEWOO CORP.	Bank of Communications and others	CNY	100,000,000	17,723
POSCO CHEMTECH	PT.INDONESIA POS CHEMTECH CHOSUN Ref	KEB Bank	USD	6,000,000	6,595
[Others]
Daewoo International Corporation	Ambatovy Project Investments Limited	Export-Import Bank of korea	USD	65,454,545	71,948
	Sherritt International Corporation	Export-Import Bank of korea	USD	21,818,182	23,983
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	The union of City environment improvement for Kukje building and others	Others	KRW	745,350	745,350
	Gale International Korea, LLC	Others	USD	50,000,000	54,960
	INTERNATIONAL BUSINESS CENTER CORPORATION	Export-Import Bank of korea	USD	20,000,000	21,984
POSCO ICT	BTL business and others	Kyobo Life Insurance Co., Ltd and others	KRW	2,055,936	2,055,936
	SMS Energy and others	Hana Bank and others	KRW	158,860	158,860
POSCO Engineering CO., Ltd	GD	Shinhan Bank	KRW	3,500	3,500
	Kwanma Solar Co., Ltd. and others	Hana Bank	KRW	53,930	53,930
	Beomeo Saint Western Hotel	Meritz Insurance and others	KRW	6,600	6,600
	Hyundai ENG Co., Ltd.	Engineering Financial Cooperative	KRW	28,173	28,173
POSCO M-TECH	JMTECH CO., LTD and others	Seoul Guarantee Insurance Co., Ltd.	KRW	15,239	15,239
POSCO PLANTEC Co., Ltd.	JGC	Export-Import Bank of korea	KRW	855	855
	AKER and others		USD	4,301,517	4,728
	Alstom Power Inc. and others	KDB Bank	USD	24,258,546	26,668
	Court and others		KRW	16,417	16,417
	GS Engineering & Construction Corp and others	Seoul Guarantee Insurance Co., Ltd.	USD	9,985,137	10,977
	SK Engineering & Construction co., ltd		CAD	889,882	843
	GYEONGSANGBUK-DO DEVELOPMENT CORPORATION		KRW	535	535
	GS Engineering & Construction Corp	KEB Bank	USD	10,064,925	11,065
	AKER		EUR	133,550	178
	Taipei Port Terminal Company Ltd		TWD	342,500,000	11,882
	Gyopo Wind Power Co., Ltd.	KB Bank	KRW	7,476	7,476
	Goam Sun energy Korea Co., Ltd. and others	Shinhan Bank	KRW	26,509	26,509
	HANWHA E&C		USD	240,000	264
	JAESAN ENERGY	Hana Bank	KRW	3,890	3,890
	POSCO PLANTEC Taiwan Branch		TWD	90,000,000	3,122
	HANJIN HEAVY INDUSTRIES & CONSTRUCTION CO., LTD	Gw angju Bank	KRW	99	99
	CAMERON JAPAN and others		USD	9,679,904	10,639
	Astara	Busan Bank	EUR	9,260	12
	NIHON		JPY	5,483,800	50
	SKY Calabria Co., Ltd.	NH Investment & Securities Co., Ltd.	KRW	149,922	149,922
	Incheon International Airport Corporation	Engineering Financial Cooperative	KRW	31,413	31,413
POSCO AUSTRALIA PTY LTD	Department of Trade and Investment (NSW Government)	Woori Bank	AUD	8,023,765	7,214
POSCO SS-VINA	EVN SPC	Shinhan Bank	VND	35,525,413,000	1,826
POS-NP PTY LTD	Regional Infrastructure and Service	Woori Bank	AUD	539,496	485
HUME COAL PTY LTD	Department of Trade and Investment (NSW Government)	Woori Bank	AUD	804,000	723
Plant Engineering service Technology Co., Ltd.	Future Environmental Energy CO., Ltd	Seoul Guarantee Insurance Co., Ltd.	KRW	1,213	1,213
POS-HiAL	Kumho Rent-a-car Co., Ltd.	Seoul Guarantee Insurance Co., Ltd.	KRW	11	11

			USD	4,948,637,600	5,439,546
			KRW	4,209,282	4,209,282
			CNY	1,821,820,000	322,882
			THB	6,392,013,800	213,749
			JPY	2,496,295,530	22,968
			TWD	432,500,000	15,004
			IDR	145,244,014,735	12,825
			AUD	9,367,261	8,422
			INR	383,201,941	6,645
			GBP	3,500,000	5,987
			VND	35,525,413,000	1,826
			CAD	889,882	843
			EUR	142,810	190

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013

(c)	POSCO ENGINEERING & CONSTRUCTION Co., Ltd. has provided the completion guarantees for Samsung C&T Corporation amounting to ￦1,150,814 million while Samsung C&T Corporation has provided the construction guarantees or payment guarantees on customers’ borrowings on behalf of POSCO ENGINEERING & CONSTRUCTION Co., Ltd. amounting to ￦556,385 million as of December 31, 2014.

(d)	Other commitments

Details of other commitments of the Company as of December 31, 2014, are as follows:

POSCO	POSCO entered into long-term contracts to purchase iron ore, coal, nickel and others. The contracts of iron ore and coal generally have terms of more than three years and the contracts of nickel have terms of more than one year. These contracts provide for periodic price adjustments based on the market price. As of December 31, 2014, 137 million tons of iron ore and 32 million tons of coal remained to be purchased under such long-term contracts.

POSCO entered into an agreement with Tangguh Liquefied Natural Gas (LNG) Consortium in Indonesia to purchase 550 thousand tons of LNG annually for 20 years commencing in August 2005. The purchase price is subject to change, based on changes of the monthly standard oil price (JCC) and with a price ceiling.

As of December 31, 2014, POSCO entered into commitments with Korea National Oil Corporation for long-term foreign currency borrowings, which enable the Company to borrow up to the amount of USD 6.86 million, USD 6.58 million and USD 4.12 million. The borrowings are related to the Company’s exploration of gas hydrates in Aral Sea, Uzbekistan, the exploration of gas hydrates in Namangan-Chust and the exploration of gas hydrates in Western Fergana-Chenavard, respectively. The repayment of the borrowings depends on the success of the projects. POSCO is not liable for the repayment of full or part of the amount borrowed if the respective projects fail. POSCO has agreed to pay a certain portion of its profits under certain conditions, as defined by the borrowing agreements.

POSCO has provided a supplemental funding agreement, as the largest shareholder, as requested from the creditors, including Norddeutsche Landesbank, for seamless funding to POSCO ENERGY Co., Ltd. under construction of new power plant.

POSCO ENGINEERING & CONSTRUCTION CO., LTD.	As of December 31, 2014, POSCO ENGINEERING & CONSTRUCTION CO., LTD. has comprehensive loan agreements of up to ￦283.5 billion and USD 268 million with Woori Bank and ￦98 billion and USD 843 million with KEB Bank. Also, POSCO ENGINEERING & CONSTRUCTION CO., LTD. has bank overdraft agreements of up to ￦20 billion with Woori Bank which is included in the limit of billion comprehensive loan agreements and 3 billion with Korea Exchange Bank. Comprehensive loan agreements include bank overdraft up to ￦20 billion and ￦30 billion of loans on checking account during the day with Woori Bank.

POSCO ICT	As of December 31, 2014, in relation to contract enforcement, POSCO ICT was provided with ￦62,164 million and ￦35,735 million guaranties from Korea Software Financial Cooperative and Seoul Guarantee Insurance, respectively.

POSCO Specialty Steel Co., Ltd.	As of December 31, 2014, POSCO Specialty Steel Co., Ltd. has agreements for a loan and import letter of credit with Korea Exchange Bank and others.

(e)	Litigation in progress

As of December 31, 2014, POSCO and certain subsidiaries are defendants in legal actions arising from the normal course of business.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013

1)	Civil lawsuits with Nippon Steel & Sumitomo Metal Corporation

During the year ended December 31, 2012, Nippon Steel & Sumitomo Metal Corporation filed a civil lawsuit in the Tokyo District Court of Japan against POSCO and POSCO Japan Co., Ltd., a subsidiary of POSCO, to prohibit production and sales of grain oriented electrical steel sheets using improperly acquired trade secrets and seeking compensation from the Company of ￦907.3 billion. Through trials up to December 31, 2014, the Company submitted its responses that the Japan court did not have jurisdiction on this lawsuit as it should be judged by Korean law and the Company developed grain oriented electrical steel sheets using the Company’s own technologies. As of December 31, 2014, the Japan court has not made any judgments on this matter. Since the Company does not believe that it has any present obligation, the Company has not recorded any provision for this lawsuit as of December 31, 2014.

2)	Other lawsuits and claims

(In millions of Won, in thousands of foreign currencies)
Company	Legal actions	Claim amount		Korean won equivalent	Description
POSCO	38	KRW	87,167	87,167	Lawsuit on claim for damages(*1)
Daewoo International Corporation	9	USD	47,788	52,529	Lawsuit on claim for payment(*1)
	5	KRW	2,312	2,312	Lawsuit on claim for payment
	1	INR	4,458,849	77,316	Lawsuit on claim for payment on guarantees(*1)
	1	EUR	3,270	4,370	Lawsuit on claim for payment
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	72	KRW	118,567	118,567	Lawsuit on claim for payment on rent fees by PSIB
POSCO Processing&Service	3	KRW	770	770	Lawsuit on claim for payment
POSCO Engineering CO., Ltd	12	KRW	4,662	4,662	Lawsuit on claim for payment on construction by Samyanginnochem
POSCO COATED & COLOR STEEL Co., Ltd.	2	KRW	350	350	Lawsuit on claim for payment
POSCO ICT	19	KRW	15,287	15,287	Lawsuit on claim for payment on construction
POSCO America Corporation	2	USD	—	—	Lawsuit on claim for anti-trust
POSCO M-TECH	4	KRW	1,039	1,039	Lawsuit on claim for payment
POSCO PLANTEC Co., Ltd.	6	KRW	2,671	2,671	Lawsuit on claim for payment
	1	USD	4,304	4,730	Lawsuit on claim for payment on agent fees
	1	EUR	5,492	7,340	Lawsuit on claim for payment
POSCO E&C CHINA Co., Ltd.	1	CNY	37,000	6,558	Lawsuit on claim for failure on obtain of PF
Daewoo International (America) Corp.	2	USD	10,442	11,478	Lawsuit on claim clam for indemnification damages
POSPOWER Co., Ltd.	1	KRW	9,667	9,667	Lawsuit on claim for payment
POSCO RUS LLC	2	RUB	11,206	223	Lawsuit on claim for payment
SPFC Co, LTD.	1	KRW	150	150	Lawsuit on claim for payment
IT Engineering	1	KRW	21	21	Lawsuit on claim for payment

(*1)	The Company made a reliable estimate in 4 lawsuits by considering the possibility and amount of outflow of resources and recognized ￦44,309 million as provision for legal contingencies and claims.

For all the other lawsuits and claims, management does not believe the Company has any present obligations and therefore, the Company has not recognized any provisions as of December 31, 2014 for the matters.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013

(f)	Other contingencies

Company	Description
POSCO	POSCO has provided two blank checks to Korea Resources Corporation and six blank promissory notes and three blank checks to Korea National Oil Corporation as collateral for outstanding loans.

Daewoo International Corporation	As of December 31, 2014, Daewoo International Corporation has provided forty-five blank promissory notes and seventeen blank checks to Korea National Oil Corporation as collateral for the guarantee on performance for contracts and others.

POSCO ENGINEERING & CONSTRUCTION CO., LTD.	As of December 31, 2014, POSCO ENGINEERING & CONSTRUCTION CO., LTD. has provided nine blank promissory notes and thirty-five blank checks as collateral for agreements and outstanding loans.

POSCO ICT	As of December 31, 2014, POSCO ICT has provided two blank promissory notes and sixteen blank checks to financial institutions as collateral for the guarantee on performance for contracts and others.

40.	Cash Flows from Operating Activities

Adjustments for operating cash flows for the years ended December 31, 2014 and 2013 were as follows:

(in millions of Won)	2014		2013
Trade accounts and notes receivable	￦	(239,214)	(612,379)
Other financial assets		(27,601)	(98,420)
Inventories		(780,582)	582,287
Other current assets		242,170	181,755
Other long-term assets		(53,225)	(23,412)
Trade accounts and notes payable		(385,914)	47,323
Other financial liabilities		201,191	194,419
Other current liabilities		(402,574)	13,522
Provisions		(63,884)	(42,052)
Payments severance benefits		(160,792)	(129,038)
Plan assets		(164,515)	(172,147)
Other long-term liabilities		(79,032)	(58,290)

	￦	(1,913,972)	(116,432)

41.	Non-Cash Transactions

Significant non-cash transactions for the years ended December 31, 2014 and 2013 were as follows:

(in millions of Won)	2014		2013
Construction-in-progress transferred to other accounts	￦	5,852,017	6,610,644
Reclassification as asset held for sale		2,213,673	—
Reclassification as liabilities of disposal group held for sale		621,303	—
Acquisition of short-term financial instruments through issuance of treasury stock		—	804,496

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013

42.	Business combination

(a)	On December 24, 2014, POSCO participated in a capital increase in POSCO PLANTEC Co., Ltd., an associate of the Company, to improve the financial structure and assist in investment funding of the associate to expand and strengthen its competencies in the plant engineering business. The Company has obtained control as its ownership of POSCO PLANTEC Co., Ltd. increased from 41.95% to 73.94% upon the capital increase.

(b)	Goodwill recognized in this business combination is as follows:

(in millions of Won)	Amount
I. Consideration transferred
Fair value of existing equity interest(*1)	￦	106,423
Cash		290,000

Total		396,423

II. Non-controlling interests(*2)		76,183

Total		472,606

III. Acquired identified assets and liabilities
Assets
Cash and cash equivalents		4,623
Trade accounts and notes receivable		260,910
Other receivables and other financial assets		171,723
Inventories		20,570
Property, plant and equipment and intangible assets		360,576
Other assets		23,783

Total		842,185

Liabilities
Trade accounts and notes payable		77,063
Borrowings		342,279
Other payables and other financial liabilities		44,495
Other liabilities		86,160

Total		549,997

Total acquired net assets		292,188

IV. Goodwill recognized	￦	180,418

(*1)	Upon the acquisition of the business, a ￦57,480 million disposal gain on the Company’s existing investment in the acquiree prior to acquisition date (acquisition cost: ￦48,943 million) was recognized as finance income. The fair value of this existing investment was determined using quoted market price of shares on the acquisition date.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013

(*2)	The non-controlling interests at the acquisition date were measured using their proportionate shares in the recognized amounts of POSCO PLANTEC Co., Ltd’s identifiable net assets and preferred shares issued by POSCO PLANTEC Co., Ltd.

(c)	If the Company had acquired POSCO PLANTEC Co., Ltd. as of January 1, 2014, pro-forma consolidated revenues and pro-forma consolidated net profit for the year ended December 31, 2014 would have been ￦65,393,737 million and ￦553,063 million, respectively. There have been no revenues and net profit incurred by POSCO PLANTEC Co., Ltd. from the acquisition date to December 31, 2014.

43. Operating Segments

(a)	The Company’s operating businesses are organized based on the nature of markets and customers. The Company has four reportable operating segments— steel, construction, trading and others. The steel segment includes production of steel products and revenue of such products. The construction segment includes planning, designing and construction of industrial plants, civil engineering projects and commercial and residential buildings, both in Korea and overseas. The trading segment consists of exporting and importing a wide range of steel products and raw materials that are both obtained from and supplied to POSCO, as well as between other suppliers and purchasers in Korea and overseas. Other segments include power generation, liquefied natural gas production, network and system integration and logistics. The policies of classification and measurement on operating segments were the same as those that applied to the consolidated financial statements as of and for the year ended December 31, 2013.

(b)	Information about reportable segments as of and for the years ended December 31, 2014 and 2013 was as follows:

1)	As of and for the year ended December 31, 2014

(in millions of Won)	Steel		Trading	Construction	Others	Total
External revenues	￦	31,841,748	21,165,806	8,119,207	3,971,684	65,098,445
Internal revenues		17,755,182	10,095,123	2,184,519	3,094,647	33,129,471
Including inter segment revenue		10,159,110	5,180,926	1,679,443	2,920,354	19,939,833
Total revenues		49,596,930	31,260,929	10,303,726	7,066,331	98,227,916
Interest income		148,288	47,905	27,297	18,694	242,184
Interest expenses		(524,735)	(92,855)	(61,954)	(127,843)	(807,387)
Depreciation and amortization		(2,779,723)	(121,163)	(52,268)	(331,444)	(3,284,598)
Impairment loss of property, plant and equipment and others		(137,708)	(35,131)	756	(50,085)	(222,168)
Impairment loss of available-for-sale financial assets		(352,830)	(1,097)	(24,588)	(14,444)	(392,959)
Share of profit or loss of investment in associates and JVs		(217,491)	(29,263)	(53,226)	(23,559)	(323,539)
Income tax expense		(691,030)	(114,587)	(45,147)	(21,415)	(872,179)
Segment profit		857,148	181,243	13,085	8,536	1,060,012
Segment assets		74,138,707	13,597,301	10,396,691	10,742,877	108,875,576
Investment in associates		18,227,743	1,076,373	1,091,402	1,154,187	21,549,705
Acquisition of non-current assets		2,348,979	399,273	701,019	906,685	4,355,956
Segment liabilities		23,750,464	10,384,329	6,345,852	6,139,971	46,620,616

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013

2)	As of and for the year ended December 31, 2013

(in millions of Won)	Steel		Trading	Construction	Others	Total
External revenues	￦	31,794,574	18,307,888	6,896,838	4,865,350	61,864,650
Internal revenues		16,229,002	7,611,372	3,885,190	3,019,246	30,744,810
Including inter segment revenue		9,223,276	3,817,644	3,539,891	2,881,039	19,461,850
Total revenues		48,023,576	25,919,260	10,782,028	7,884,596	92,609,460
Interest income		162,149	46,064	47,070	19,892	275,175
Interest expenses		(412,142)	(77,375)	(48,030)	(106,824)	(644,371)
Depreciation and amortization		(2,383,010)	(43,775)	(36,614)	(235,365)	(2,698,764)
Impairment loss of property, plant and equipment and others		(34,153)	(975)	(4,058)	(11,875)	(51,061)
Impairment loss of available-for-sale financial assets		(203,468)	(435)	(97,919)	(10,172)	(311,994)
Share of profit or loss of investment in associates and JVs		(250,084)	(131,534)	(71,068)	(26,326)	(479,012)
Income tax expense		(466,756)	(27,549)	(87,660)	(73,371)	(655,336)
Segment profit		1,449,446	9,516	147,177	197,449	1,803,588
Segment assets		73,860,997	11,640,931	9,888,590	8,843,652	104,234,170
Investment in associates		16,863,991	1,019,252	1,090,089	598,775	19,572,107
Acquisition of non-current assets		5,955,799	242,413	150,469	1,191,243	7,539,924
Segment liabilities		23,774,850	8,649,557	6,068,059	5,059,440	43,551,906

(c)	Reconciliations of total segment revenues, profit or loss, assets and liabilities, and other significant items to their respective consolidated financial statement line items are as follows:

1)	Revenues

(in millions of Won)	2014		2013
Total revenue for reportable segments	￦	98,227,916	92,609,460
Elimination of inter-segment revenue		(33,129,471)	(30,744,810)

	￦	65,098,445	61,864,650

2)	Profit

(in millions of Won)	2014		2013
Total profit for reportable segments	￦	1,060,012	1,803,588
Goodwill and Corporate FV adjustments		(122,015)	(91,718)
Elimination of inter-segment profits		(381,338)	(356,690)
Income tax expense		821,485	590,997

Profit before income tax expense	￦	1,378,144	1,946,177

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013

3)	Assets

(in millions of Won)	2014		2013
Total assets for reportable segments(*1)	￦	108,875,576	104,234,170
Equity-accounted investees		(17,487,024)	(15,758,936)
Goodwill and Corporate FV adjustments		4,282,455	3,560,873
Elimination of inter-segment assets		(10,418,834)	(7,580,700)

	￦	85,252,173	84,455,407

(*1)	As segment assets and liabilities are determined based on separate financial statements, for subsidiaries which are in a different segment from that of its immediate parent company, their carrying amount in separate financial statements is eliminated upon consolidation. In addition, adjustments are made to adjust the amount of investment in associates and joint ventures from the amount reflected in segment assets to that determined using equity method in consolidated financial statements.

4)	Liability

(in millions of Won)	2014		2013
Total liabilites for reportable segments	￦	46,620,616	43,551,906
Corporate FV adjustments		507,073	337,442
Elimination of inter-segment liabilites		(7,166,880)	(5,255,971)

	￦	39,960,809	38,633,377

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013

5)	Other significant items

a)	December 31, 2014

(in millions of Won)	Total Segment		Corporate FV adjustments	Elimination of inter-segment transactions	Consolidated
Interest income	￦	242,184	—	(13,930)	228,254
Interest expenses		(807,387)	(45,668)	57,470	(795,585)
Depreciation and amortization		(3,284,598)	(111,263)	157,312	(3,238,549)
Share of profit or loss of investment in associates		(323,539)	—	23,646	(299,893)
Income tax expense		(872,179)	33,473	17,221	(821,485)
Impairment loss of property, plant and equipment and others		(222,168)	—	47,838	(174,330)
Impairment loss of available-for-sale financial assets		(392,959)	—	23,236	(369,723)

	￦	(5,660,646)	(123,458)	312,793	(5,471,311)

b)	December 31, 2013

(in millions of Won)	Total Segment		Corporate FV adjustments	Elimination of inter-segment transactions	Consolidated
Interest income	￦	275,175	—	(14,777)	260,398
Interest expenses		(644,371)	(34,814)	21,504	(657,681)
Depreciation and amortization		(2,698,764)	(84,223)	97,437	(2,685,550)
Share of profit or loss of investment in associates		(479,012)	—	299,203	(179,809)
Income tax expense		(655,336)	25,074	39,265	(590,997)
Impairment loss of property, plant and equipment and others		(51,061)	—	(97,424)	(148,485)
Impairment loss of available-for-sale financial assets		(311,994)	—	31,757	(280,237)

	￦	(4,565,363)	(93,963)	376,965	(4,282,361)

(d)	Revenue by geographic area for years ended December 31, 2014 and 2013 was as follows:

(in millions of Won)	2014		2013
Domestic	￦	45,805,167	45,953,826
Japan		2,047,686	1,920,253
China		6,319,101	6,493,119
Asia-other		5,055,373	3,011,980
North America		2,199,418	1,720,895
Others		3,671,700	2,764,577

	￦	65,098,445	61,864,650

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013

In presenting information on the basis of geography, segment revenue is based on the geographical location of customers.

(e)	Non-current assets by geographic area as of December 31, 2014 and 2013 are as follows:

(in millions of Won)	2014		2013
Domestic	￦	33,837,971	33,116,006
Japan		177,322	203,241
China		1,745,125	1,632,490
Asia-other		4,867,569	4,703,943
North America		186,753	167,468
Others		2,367,036	2,292,040

	￦	43,181,776	42,115,188

Non-current assets by geographic area include investment property, property, plant and equipment, goodwill and other intangible assets.

(f)	There are no customers whose revenue is 10% or more of consolidated revenue.

POSCO

Separate Financial Statements

December 31, 2014 and 2013

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

Based on a report originally issued in Korea

The Board of Directors and Shareholders

POSCO:

We have audited the accompanying separate financial statements of POSCO (“the Company”), which comprise the separate statements of financial position as of December 31, 2014 and 2013, the separate statements of comprehensive income, changes in equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Separate Financial Statements

Management is responsible for the preparation and fair presentation of these separate financial statements in accordance with Korean International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of separate financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these separate financial statements based on our audits. We conducted our audits in accordance with Korean Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the separate financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the separate financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the separate financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the separate financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the separate financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the separate financial statements present fairly, in all material respects, the separate financial position of the Company as of December 31, 2014 and 2013, and its separate financial performance and its separate cash flows for the years then ended in accordance with Korean International Financial Reporting Standards.

Other Matters

The accompanying separate statement of financial position of the Company as of December 31, 2013, and the related statements of comprehensive income, changes in equity and cash flows for the year then ended, were audited by us in accordance with the previous auditing standards generally accepted in the Republic of Korea.

The procedures and practices utilized in the Republic of Korea to audit such separate financial statements may differ from those generally accepted and applied in other countries.

Seoul, Korea

February 25, 2015

This report is effective as of February 25, 2015, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying separate financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

2

POSCO

Separate Statements of Financial Position

As of December 31, 2014 and 2013

(in millions of Won)	Notes	December 31, 2014		December 31, 2013
Assets
Cash and cash equivalents	4,5,22	￦	1,742,767	1,394,315
Trade accounts and notes receivable, net	6,22,37		3,157,266	3,393,444
Other receivables, net	7,22,37		562,930	281,161
Other short-term financial assets	8,22		693,729	2,318,816
Inventories	9,34		4,383,568	4,538,657
Assets held for sale	10		1,051,177	1,304
Other current assets	11		31,692	25,782

Total current assets			11,623,129	11,953,479

Long-term trade accounts and notes receivable, net	6,22		23,841	4,464
Other receivables, net	7,22		26,360	45,738
Other long-term financial assets	8,22		1,794,590	3,362,594
Investments in subsidiaries, associates and joint ventures	12		16,178,891	15,092,836
Investment property, net	13		90,137	92,879
Property, plant and equipment, net	14		22,323,215	23,240,603
Intangible assets, net	15		403,907	438,783
Other long-term assets	11		133,253	10,902

Total non-current assets			40,974,194	42,288,799

Total assets		￦	52,597,323	54,242,278

See accompanying notes to the separate financial statements.

3

POSCO

Separate Statements of Financial Position, Continued

As of December 31, 2014 and 2013

(in millions of Won)	Notes	December 31, 2014		December 31, 2013
Liabilities
Trade accounts and notes payable	22,37	￦	777,401	735,457
Short-term borrowings	4,6,16,22		1,236,290	1,931,283
Other payables	17,22,37		1,032,496	791,883
Other short-term financial liabilities	18,22		9,236	46,009
Current income tax liabilities	35		304,362	153,278
Provisions	19		47,759	8,501
Other current liabilities	21		108,508	38,109

Total current liabilities			3,516,052	3,704,520

Long-term borrowings	4,8,16,22		5,300,927	6,731,788
Other payables	17,22		88,807	124,679
Other long-term financial liabilities	18,22		50,574	231,539
Defined benefit liabilities, net	20		86,158	100,650
Deferred tax liabilities	35		1,047,666	1,034,102
Provisions	19		31,474	—
Other long-term liabilities	21		234	3,538

Total non-current liabilities			6,605,840	8,226,296

Total liabilities			10,121,892	11,930,816

Shareholders’ Equity
Share capital	23		482,403	482,403
Capital surplus	23		1,247,616	1,233,040
Hybrid bonds	24		996,919	996,919
Reserves	25		94,042	403,939
Treasury shares	26		(1,534,457)	(1,579,123)
Retained earnings	27		41,188,908	40,774,284

Total shareholders’ equity	4		42,475,431	42,311,462

Total liabilities and shareholders’ equity		￦	52,597,323	54,242,278

See accompanying notes to the separate financial statements.

4

POSCO

Separate Statements of Comprehensive Income

For the years ended December 31, 2014 and 2013

(in millions of Won, except per share information)	Notes	2014		2013
Revenue	28,37	￦	29,218,854	30,543,545
Cost of sales	9,20,30,34,37		(24,955,649)	(26,494,617)

Gross profit			4,263,205	4,048,928
Selling and administrative expenses
Administrative expenses	20,22,29,30,34		(933,984)	(892,966)
Selling expenses	29,34		(979,186)	(940,829)

Operating profit	31		2,350,035	2,215,133

Finance income and costs
Finance income	22,32		1,050,794	967,073
Finance costs	22,32		(1,014,269)	(918,360)
Other non-operating income and expenses
Other non-operating income	31,33,37		46,864	140,048
Other non-operating expenses	31,33,34,37		(712,031)	(418,599)

Profit before income tax			1,721,393	1,985,295
Income tax expense	35		(582,435)	(402,699)

Profit			1,138,958	1,582,596
Other comprehensive income (loss)
Items that will never be reclassified subsequently to profit or loss :
Remeasurements of defined benefit plans, net of tax	20		(42,464)	(8,692)
Items that are or may be reclassified subsequently to profit or loss :
Net changes in unrealized fair value of available-for-sale investments, net of tax	8,22,25		(309,897)	400,577

Total comprehensive income, net of tax		￦	786,597	1,974,481

Basic and diluted earnings per share (in Won)	36	￦	13,858	20,052

See accompanying notes to the separate financial statements.

5

POSCO

Separate Statements of Changes in Equity

For the years ended December 31, 2014 and 2013

(in millions of Won)	Share capital		Capital surplus	Hybrid bonds	Reserves	Treasury shares	Retained earnings	Total
Balance as of January 1, 2013	￦	482,403	1,227,692	—	3,362	(2,391,406)	39,842,497	39,164,548
Comprehensive income :
Profit		—	—	—	—	—	1,582,596	1,582,596
Other comprehensive income (loss)
Net changes in unrealized fair value of available-for-sale investments, net of tax		—	—	—	400,577	—	—	400,577
Remeasurements of defined benefit plans, net of tax		—	—	—	—	—	(8,692)	(8,692)
Transactions with owners of the Company, recognized directly in equity :
Year-end dividends		—	—	—	—	—	(463,467)	(463,467)
Interim dividends		—	—	—	—	—	(154,489)	(154,489)
Issuance of hybrid bonds		—	—	996,919	—	—	—	996,919
Interest of hybrid bonds		—	—	—	—	—	(24,161)	(24,161)
Disposal of treasury shares		—	5,348	—	—	812,283	—	817,631

Balance as of December 31, 2013	￦	482,403	1,233,040	996,919	403,939	(1,579,123)	40,774,284	42,311,462

Balance as of January 1, 2014	￦	482,403	1,233,040	996,919	403,939	(1,579,123)	40,774,284	42,311,462
Comprehensive income :
Profit		—	—	—	—	—	1,138,958	1,138,958
Other comprehensive loss
Net changes in unrealized fair value of available-for-sale investments, net of tax		—	—	—	(309,897)	—	—	(309,897)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	—	(42,464)	(42,464)
Transactions with owners of the Company, recognized directly in equity :
Year-end dividends		—	—	—	—	—	(478,702)	(478,702)
Interim dividends		—	—	—	—	—	(159,568)	(159,568)
Interest of hybrid bonds		—	—	—	—	—	(43,600)	(43,600)
Disposal of treasury shares		—	14,576	—	—	44,666	—	59,242

Balance as of December 31, 2014	￦	482,403	1,247,616	996,919	94,042	(1,534,457)	41,188,908	42,475,431

See accompanying notes to the separate financial statements.

6

POSCO

Separate Statements of Cash Flows

For the year ended December 31, 2014 and 2013

(in millions of Won)	Notes	2014		2013
Cash flows from operating activities
Profit		￦	1,138,958	1,582,596
Adjustments for :
Costs for defined benefit plans			114,372	122,656
Employee benefits			19,777	—
Depreciation			2,067,793	1,932,002
Amortization			74,112	38,067
Finance income			(773,099)	(659,054)
Finance costs			756,480	655,855
Valuation losses of inventories			24,867	4,532
Gain on disposal of property, plant and equipment			(8,882)	(6,773)
Loss on disposal of property, plant and equipment			57,777	94,533
Impairment loss on property, plant and equipment			30,334	5,697
Loss on disposal of investments in subsidiaries, associates and joint ventures			—	12,295
Impairment loss on investments in subsidiaries, associates and joint ventures			209,795	235,794
Gain on disposal of assets held for sale			—	(67,875)
Other provision expense			89,844	—
Income tax expense			582,435	402,699
Others			86,716	(6,546)
Changes in operating assets and liabilities	39		197,954	687,980
Interest received			97,441	109,073
Interest paid			(321,684)	(390,175)
Dividends received			151,150	232,281
Income taxes paid			(433,055)	(222,111)

Net cash provided by operating activities		￦	4,163,085	4,763,526

See accompanying notes to the separate financial statements.

7

POSCO

Separate Statements of Cash Flows, Continued

For the year ended December 31, 2014 and 2013

(in millions of Won)	Notes	2014		2013
Cash flows from investing activities	40
Proceeds from disposal of short-term financial instruments		￦	4,103,905	3,528,479
Proceeds from disposal of long-term financial instruments			—	5
Decrease in held-to-maturity investments			—	30,000
Proceeds from disposal of available-for-sale investments			41,740	194,820
Collection of long-term loans			19,751	14,441
Proceeds from disposal of investment in subsidiaries, associates and joint ventures			427	6,114
Proceeds from disposal of investment property			18	—
Proceeds from disposal of intangible assets			2,347	1,100
Proceeds from disposal of assets held for sale			1,291	—
Acquisition of short-term financial investments			(2,478,109)	(4,144,157)
Acquisition of available-for-sale investments			(30,727)	(71,045)
Increase in long-term loans			(26,451)	(3,354)
Acquisition of investment in subsidiaries, associates and joint ventures			(1,209,223)	(1,193,501)
Acquisition of investment property			(41)	—
Acquisition of property, plant and equipment			(1,643,789)	(3,013,628)
Payment for cost of disposal of property, plant and equipment			(15,346)	(14,297)
Acquisition of intangible assets			(20,869)	(103,041)

Net cash used in investing activities			(1,255,076)	(4,768,064)

Cash flows from financing activities	40
Proceeds from borrowings			1,429,041	2,431,539
Increase in long-term financial liabilities			7,196	3,766
Receipt of government grants			—	5,000
Proceeds from disposal of treasury shares			43,188	14,019
Proceeds from issuance of hybrid bonds			—	996,919
Repayment of borrowings			(3,350,330)	(3,132,803)
Decrease in long-term financial liabilities			(7,125)	(3,009)
Decrease in derivative liabilities			—	(23,348)
Payment of cash dividends			(637,927)	(617,570)
Payment of interest of hybrid bonds			(43,600)	(21,860)

Net cash used in financing activities			(2,559,557)	(347,347)

Effect of exchange rate changes on cash held			—	(6,360)

Net increase (decrease) in cash and cash equivalents			348,452	(358,245)
Cash and cash equivalents
Cash and cash equivalents at beginning of the year			1,394,315	1,752,560

Cash and cash equivalents at end of the year		￦	1,742,767	1,394,315

See accompanying notes to the separate financial statements.

8

POSCO

Notes to the Separate Financial Statements

As of December 31, 2014 and 2013

1. Reporting Entity

POSCO (the “Company”) is the largest steel producer in Korea which was incorporated on April 1, 1968, under the Commercial Code of the Republic of Korea to manufacture and sell steel rolled products and plates in the domestic and overseas markets.

The shares of the Company have been listed on the Korea Exchange since 1988. The Company owns and operates two steel plants (Pohang and Gwangyang) and one office in Korea, and it also operates internationally through seven of its overseas liaison offices.

As of December 31, 2014 and 2013, major shareholders are as follows:

	2014		2013
Shareholder’s name	Number of shares	Ownership(%)	Number of shares	Ownership(%)
National Pension Service	7,203,493	8.26	6,577,907	7.54
Nippon Steel & Sumitomo Metal Corporation(*1)	4,394,712	5.04	4,394,712	5.04
Saudi Arabia, Kingdom of Saudi Arabia	2,109,593	2.42	948,477	1.09
Hyundai Heavy Industries Co., Ltd. and subsidiaries(*2)	1,319,560	1.51	2,197,707	2.52
Pohang University of Science and Technology	1,905,000	2.18	1,905,000	2.18
KB Financial Group Inc. and subsidiaries(*2)	1,847,438	2.12	1,846,994	2.12
Others	68,407,039	78.47	69,316,038	79.51

	87,186,835	100.00	87,186,835	100.00

(*1)	Nippon Steel & Sumitomo Metal Corporation owns American Depository Receipts (ADRs) of the Company, each of which represents 0.25 share of POSCO’s common share which has par value of ￦5,000 per share.
(*2)	Includes shares held by subsidiaries pursuant to Articles of Incorporation.

As of December 31, 2014, the shares of the Company are listed on the Korea Exchange, while its depository shares are listed on the New York, Tokyo and London Stock Exchanges.

2. Statement of Compliance

Statement of compliance

The separate financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audits of Corporations in the Republic of Korea.

These financial statements are separate financial statements prepared in accordance with K-IFRS No. 1027 “Separate Financial Statements” presented by a parent, an investor with joint control of, or significant influence over, an investee, in which the investments are accounted for at cost.

9

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2014 and 2013

The separate financial statements were authorized for issue by the Board of Directors on January 29, 2015, and will be submitted for approval at the shareholders’ meeting to be held on March 13, 2015.

Basis of measurement

The separate financial statements have been prepared on the historical cost basis, except for the following material items in the statement of financial position, as described in the accounting policy below.

(a)	Derivatives instruments are measured at fair value

(b)	Available-for-sale financial assets are measured at fair value

(c)	Defined benefit liabilities are measured at the present value of the defined benefit obligation less the fair value of the plan asset.

Functional and presentation currency

These separate financial statements are presented in Korean won, which is the Company’s functional currency and the currency of the primary economic environment in which the Company operates.

Use of estimates and judgments

The preparation of the separate financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period prospectively.

(a)	Judgements

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the separate financial statements is included in the following notes:

•	Note 8—Other financial asset

•	Note 13—Investment property, net

•	Note 14—Property, plant and equipment, net

10

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2014 and 2013

(b)	Assumptions and estimation uncertainties

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year is included in the following notes:

•	Note 19—Provisions

•	Note 20—Employee benefits

•	Note 38—Commitments and contingencies

(c)	Measurement of fair value

The Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Company has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the department manager of finance department.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of K-IFRS including the level in the fair value hierarchy in which such valuation techniques should be classified.

When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

•	Level 1—unadjusted quoted prices in active markets for identical assets or liabilities.

•	Level 2—inputs other than quoted prices included in Level 1 that are observable for the assets or liability, either directly or indirectly.

•	Level 3—inputs for the assets or liability that are not based on observable market data.

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Information about the assumptions made in measuring fair values is included in the following note:

•	Note 22 – Financial instruments

Changes in accounting policies

The Company has adopted the following amendments to standards and new interpretation with a date of initial application of January 1, 2014.

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POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2014 and 2013

1)	K-IFRS No. 1032, “Financial Instruments: Presentation”

2)	K-IFRS No. 1036, “Impairment of Assets”

3)	K-IFRS No. 2121, “Levies”

The details of changes in accounting policies are as follows.

1)	Offsetting financial assets and financial liabilities

The Company has adopted amendments to K-IFRS No. 1032, “Offsetting Financial Assets and Financial Liabilities” since January 1, 2014. The amendments clarify the meaning of ‘currently has a legally enforceable right of set-off’. According to the amendments, the right to set off should not be contingent on a future event, and legally enforceable in the normal course of business, in the event of default, and in the event of insolvency or bankruptcy of the entity and all of the counterparties. The amendments also state that some gross settlement systems would be considered equivalent to net settlement if they eliminate or result in insignificant credit and liquidity risk and process receivables and payables in a single settlement process or cycle.

2)	Recoverable Amount Disclosures for Non-Financial Assets

The Company has adopted amendments to K-IFRS No. 1036 “Impairment of Assets” since January 1, 2014. The amendments require the disclosure of information about the recoverable amount of impaired assets, if that amount is based on fair value less costs of disposal. They also require the disclosure of additional information about that fair value measurement. In addition, if the recoverable amount of impaired assets based on fair value less costs of disposal was measured using a present value technique, the amendments also require the disclosure of the discount rates that have been used in the current and previous measurements.

3)	Levies

The Company has adopted K-IFRS No. 2121, “Levies” since January 1, 2014. K-IFRS No. 2121 is an Interpretation of K-IFRS No. 1037 Provisions, Contingent Liabilities and Contingent Assets, on the accounting for levies imposed by governments. K-IFRS No. 1037 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event (or “obligating event”). K-IFRS No. 2121 clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy.

The interpretation does not provide guidance on the accounting for the costs arising from recognizing the liability to pay a levy. Other K-IFRSs should be applied to determine whether the recognition of a liability to pay a levy gives rise to an asset or an expense.

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POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2014 and 2013

Impact of changes in accounting policies

Upon adoption of amendments to K-IFRS No. 1032 and K-IFRS No. 2121, there is no impact on the Company’s prior year’s separate financial statements. Upon adoption of amendments to K-IFRS No. 1036, the Company has made the required disclosures in the annual financial statements as applicable (see note 12).

3. Summary of Significant Accounting Policies

The significant accounting policies applied by the Company in preparation of its separate financial statements are included below. The accounting policies set out below have been applied consistently to all periods presented in these financial statements, except for those as disclosed in note 2.

Investments in subsidiaries, associates and joint ventures

These separate financial statements are prepared and presented in accordance with K-IFRS No. 1027 “Separate Financial Statements”. The Company applied the cost method to investments in subsidiaries, associates and joint ventures in accordance with K-IFRS No. 1027. Dividends from a subsidiary, associate or joint venture are recognized in profit or loss when the right to receive the dividend is established.

Foreign currency transactions and translation

Foreign currency transactions are initially recorded using the spot exchange rate between the functional currency and the foreign currency at the date of the transaction. At the end of each reporting period, foreign currency monetary items are translated using the closing rate. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the original transaction. Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rate at the date fair value is initially determined.

Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the period or in previous financial statements are recognized in profit or loss in the period in which they arise. When gains or losses on non-monetary items are recognized in other comprehensive income, exchange components of those gains or losses are recognized in other comprehensive income. Conversely, when gains or losses on non-monetary items are recognized in profit or loss, exchange components of those gains or losses are recognized in profit or loss.

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POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2014 and 2013

Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, demand deposits, and short-term investments in highly liquid securities that are readily convertible to known amounts of cash with maturities of three months or less from the acquisition date and which are subject to an insignificant risk of changes in value. Equity investments are excluded from cash and cash equivalents.

Non-derivative financial assets

The Company recognizes and measures non-derivative financial assets by the following four categories: financial assets at fair value through profit or loss, held-to-maturity financial assets, loans and receivables and available-for-sale financial assets. The Company recognizes financial assets in the separate statement of financial position when the Company becomes a party to the contractual provisions of the instrument.

Upon initial recognition, non-derivative financial assets are measured at their fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the asset’s acquisition or issuance.

(a)	Financial assets at fair value through profit or loss

Financial assets are classified at fair value through profit or loss if they are held for trading or designated as such upon initial recognition. Upon initial recognition, transaction costs are recognized in profit or loss when incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

(b)	Held-to-maturity financial assets

A non-derivative financial asset with a fixed or determinable payment and fixed maturity, for which the Company has the positive intention and ability to hold to maturity, is classified as held-to-maturity financial assets. Subsequent to initial recognition, held-to-maturity financial assets are measured at amortized cost using the effective interest method.

(c)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method unless the effect of discounting is immaterial.

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POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2014 and 2013

(d)	Available-for-sale financial assets

Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale or are not classified as financial assets at fair value through profit or loss, held-to-maturity financial assets or loans and receivables. Subsequent to initial recognition, they are measured at fair value, with changes in fair value, net of any tax effect, recorded in other comprehensive income in equity. Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured and derivatives that are linked to and must be settled by delivery of such unquoted equity instruments are measured at cost. When a financial asset is derecognized or impairment losses are recognized, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss. Dividends on an available-for-sale equity instrument are recognized in profit or loss when the Company’s right to receive payment is established.

(e)	Derecognition of non-derivative financial assets

The Company derecognizes non-derivative financial assets when the contractual rights to the cash flows from the financial asset expire, or the Company transfers the rights to receive the contractual cash flows from the financial asset as well as substantially all the risks and rewards of ownership of the financial asset. Any interest in a transferred financial asset that is created or retained by the Company is recognized as a separate asset or liability.

If the Company retains substantially all the risks and rewards of ownership of the transferred financial assets, the Company continues to recognize the transferred financial assets and recognizes financial liabilities for the consideration received.

(f)	Offsetting a financial asset and a financial liability

Financial assets and financial liabilities are offset and the net amount is presented in the separate statement of financial position only when the Company currently has a legally enforceable right to offset the recognized amounts, and there is the intention to settle on a net basis or to realize the asset and settle the liability simultaneously.

Inventories

Inventory costs, except materials-in-transit in which costs are determined by using specific identification method, are determined by using the moving-weighted average method. The cost of inventories comprise all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. The allocation of fixed production overheads to the costs of finished goods or work in progress are based on the normal capacity of the production facilities.

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POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2014 and 2013

When inventories are sold, the carrying amount of those inventories is recognized as cost of goods sold in the period in which the related revenue is recognized. Inventories are measured at the lower of cost or net realizable value. The amount of any write-down of inventories to net realizable value and all losses of inventories are recognized as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories arising from an increase in net realizable value is recognized as a reduction in the amount of inventories recognized as a cost of goods sold in the period in which the reversal occurs.

Non-current assets held for sale

Non-current assets or disposal groups comprising assets and liabilities that are expected to be recovered primarily through sale rather than through continuing use are classified as held for sale. In order to be classified as held for sale, the assets or disposal groups must be available for immediate sale in their present condition and their sale must be highly probable. The assets or disposal groups that are classified as non-current assets held for sale are measured at the lower of their carrying amount and fair value less cost to sell.

The Company recognizes an impairment loss for any initial or subsequent write-down of an asset or disposal group to fair value less costs to sell, and a gain for any subsequent increase in fair value less costs to sell, up to the cumulative impairment loss previously recognized in accordance with K-IFRS No. 1036 “Impairment of Assets”.

A non-current asset that is classified as held for sale or part of a disposal group classified as held for sale is not depreciated (or amortized).

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POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2014 and 2013

Investment property

Property held to earn rentals or for capital appreciation or both is classified as investment property. Investment property is measured initially at its cost. Transaction costs are included in the initial measurement. Subsequently, investment property is carried at depreciated cost less any accumulated impairment losses.

Subsequent costs are recognized in the carrying amount of investment property at cost or, if appropriate, as separate items if it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Depreciation methods, useful lives and residual values are reviewed at the end of each reporting date and adjusted, if appropriate. The change is accounted for as a change in an accounting estimate.

Property, plant and equipment

Property, plant and equipment are initially measured at cost and after initial recognition, are carried at cost less accumulated depreciation and any accumulated impairment losses. The cost of property, plant and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and, when the Company has an obligation to remove the asset or restore the site, an estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

The cost of replacing a part of an item is recognized in the carrying amount of the item of property, plant and equipment, if the following recognition criteria are met:

(a)	it is probable that future economic benefits associated with the item will flow to the Company and

(b)	the cost can be measured reliably.

The carrying amount of the replaced part is derecognized at the time the replacement part is recognized. The costs of the day-to-day servicing of the item are recognized in profit or loss as incurred.

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POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2014 and 2013

Items of property, plant and equipment are depreciated from the date they are available for use or, in respect of self-constructed assets, from the date that the asset is completed and ready for use. Other than land, the costs of an asset less its estimated residual value are depreciated. Depreciation of property, plant and equipment is recognized in profit or loss on a straight-line basis, which most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset, over the estimated useful lives of each component of an item of property, plant and equipment. Leased assets are depreciated over the shorter of the lease term and their useful lives unless it is reasonably certain that the Company will obtain ownership by the end of the lease term. Land is not depreciated.

Each part of an item of property, plant and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately.

The gain or loss arising from the derecognition of an item of property, plant and equipment is included in profit or loss when the item is derecognized.

The estimated useful lives for the current and comparative periods are as follows:

Buildings	5-40 years
Structures	5-40 years
Machinery and equipment	15 years
Vehicles	4-9 years
Tools	4 years
Furniture and fixtures	4 years
Lease assets	18 years

The estimated residual value, useful lives and the depreciation method are reviewed at least at the end of each reporting period and, if expectations differ from previous estimates, the changes are accounted for as changes in accounting estimates.

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POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2014 and 2013

Borrowing costs

The Company capitalizes borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. Other borrowing costs are recognized in expense as incurred. A qualifying asset is an asset that requires a substantial period of time to get ready for its intended use or sale. Financial assets and inventories that are manufactured or otherwise produced over a short period of time are not qualifying assets. Assets that are ready for their intended use or sale when acquired are not qualifying assets.

To the extent that the Company borrows funds specifically for the purpose of obtaining a qualifying asset, the Company determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. The Company immediately recognizes other borrowing costs as an expense. To the extent that the Company borrows funds generally and uses them for the purpose of obtaining a qualifying asset, the Company shall determine the amount of borrowing costs eligible for capitalization by applying a capitalization rate to the expenditures on that asset. The capitalization rate shall be the weighted average of the borrowing costs applicable to the borrowings of the Company that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs that the Company capitalizes during a period shall not exceed the amount of borrowing costs incurred during that period.

Intangible assets

Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses.

Amortization of intangible assets except for goodwill is calculated on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which club memberships are expected to be available for use, this intangible asset is determined as an having an indefinite useful life and not amortized.

Intellectual property rights	10 years
Development costs	4 years
Port facilities usage rights	4-75 years
Other intangible assets	4 years

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at the end of each reporting period. The useful lives of intangible assets that are not being amortized are reviewed at the end of each reporting period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. Changes are accounted for as changes in accounting estimates.

19

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2014 and 2013

Expenditures on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, are recognized in profit or loss as incurred. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are recognized in profit or loss as incurred.

Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which they relate. All other expenditures, including expenditures on internally generated goodwill and brands, are recognized in profit or loss as incurred.

Government grants

Government grants are not recognized unless there is reasonable assurance that the Company will comply with the grant’s conditions and that the grant will be received.

(a)	Grants related to assets

Government grants whose primary condition is that the Company purchase, construct or otherwise acquire long-term assets are deducted from the carrying amount of the assets and recognized in profit or loss on a systematic and rational basis over the life of the depreciable assets.

(b)	Grants related to income

Government grants which are intended to compensate the Company for expenses incurred are deducted from the related expenses.

Leases

The Company classifies and accounts for leases as either a finance or operating lease, depending on the terms. Leases where the Company assumes substantially all of the risks and rewards of ownership are classified as finance leases. All other leases are classified as operating leases.

20

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2014 and 2013

(a)	Finance leases

At the commencement of the lease term, the Company recognizes as finance assets and finance liabilities the lower amount of the fair value of the leased property and the present value of the minimum lease payments, each determined at the inception of the lease. Any initial direct costs are added to the amount recognized as an asset.

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents are charged as expenses in the periods in which they are incurred.

The depreciable amount of a leased asset is allocated to each accounting period during the period of expected use on a systematic basis consistent with the depreciation policy the Company adopts for similar depreciable assets that are owned. If there is no reasonable certainty that the Company will obtain ownership by the end of the lease term, the asset is fully depreciated over the shorter of the lease term and its useful life.

(b)	Operating leases

Leases obligations under operating leases are recognized as an expense on a straight-line basis over the lease term. Contingent rents are charged as expenses in the periods in which they are incurred.

Impairment for financial assets

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably. However, losses expected as a result of future events, regardless of likelihood, are not recognized.

Objective evidence that a financial asset or group of financial assets are impaired includes:

(a)	significant financial difficulty of the issuer or obligor

(b)	a breach of contract, such as a default or delinquency in interest or principal payments

(c)	the lender, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider

(d)	it becoming probable that the borrower will enter bankruptcy or other financial reorganization

(e)	the disappearance of an active market for that financial asset because of financial difficulties

21

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2014 and 2013

(f)	observable data indicating that there is a measurable decrease in the estimated future cash flows from a group of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the group.

In addition, for an investment in an equity security, a significant or prolonged decline in its fair value below its cost is objective evidence of impairment.

If there is objective evidence that financial assets are impaired, impairment losses are measured and recognized.

(a)	Financial assets measured at amortized cost

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of its estimated future cash flows discounted at the asset’s original effective interest rate. If it is not practicable to obtain the instrument’s estimated future cash flows, impairment losses would be measured by using prices from any observable current market transactions. The Company can recognize impairment losses directly or establish a provision to cover impairment losses. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss shall be reversed either directly or by adjusting an allowance account.

(b)	Financial assets carried at cost

If there is objective evidence that an impairment loss has occurred on an unquoted equity instrument that is not carried at fair value because its fair value cannot be reliably measured, or on a derivative asset that is linked to and must be settled by delivery of such an unquoted equity instrument, the amount of the impairment loss is measured as the difference between the carrying amount of the financial asset and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses are not reversed.

22

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2014 and 2013

(c)	Available-for-sale financial assets

When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in other comprehensive income shall be reclassified from equity to profit or loss as a reclassification adjustment even though the financial asset has not been derecognized. Impairment losses recognized in profit or loss for an investment in an equity instrument classified as available-for-sale are not reversed through profit or loss. If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss shall be reversed, with the amount of the reversal recognized in profit or loss.

Impairment for non-financial assets

The carrying amounts of the Company’s non-financial assets, other than assets arising from employee benefits, inventories, deferred tax assets and non-current assets held for sale, are reviewed at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amount to their carrying amount.

Management estimates the recoverable amount of an individual asset. If it is impossible to measure the individual recoverable amount of an asset, then management estimates the recoverable amount of cash-generating unit (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. The value in use is estimated by applying a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or CGU.

An impairment loss is recognized if the carrying amount of an asset or a CGU exceeds its recoverable amount. Impairment losses are recognized in profit or loss.

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POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2014 and 2013

Any impairment identified at the CGU level is used to reduce the carrying amount of the other assets in the CGU on a pro rata basis. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

Derivative financial instruments

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are recognized in profit or loss.

(a)	Embedded derivatives

Embedded derivatives are separated from the host contract and accounted for separately only if the following criteria have been met: (a) the economic characteristics and risks of the host contract and the embedded derivatives are not clearly and closely related to a separate instrument with the same terms as the embedded derivative that would meet the definition of a derivative, and (b) the hybrid (combined) instrument is not measured at fair value through profit or loss. Changes in the fair value of separable embedded derivatives from the host contract are recognized immediately in profit or loss.

(b)	Other derivatives

Changes in the fair value of a derivative that is not designated as a hedging instrument are recognized immediately in profit or loss.

Non-derivative financial liabilities

The Company classifies non-derivative financial liabilities into financial liabilities at fair value through profit or loss or other financial liabilities in accordance with the substance of the contractual arrangement and the definitions of financial liabilities. The Company recognizes financial liabilities in the separate statement of financial position when the Company becomes a party to the contractual provisions of the financial liability.

(a)	Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as upon initial recognition. Subsequent to initial recognition, financial liabilities at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the acquisition are recognized in profit or loss as incurred.

(b)	Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities.

Financial guarantee liabilities are initially measured at their fair values and, if not designated as financial liabilities at fair value through profit or loss, they are subsequently measured at the higher of:

24

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2014 and 2013

1)	the amount of the best estimate of the expenditure required to settle the present obligation at the end of the reporting period; and

2)	the amount initially recognized less, cumulative amortization recognized on a straight-line basis over the guarantee period

At the date of initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the acquisition. Subsequent to initial recognition, other financial liabilities are measured at amortized cost using the effective interest method.

The Company derecognizes a financial liability from the separate statement of financial position when it is extinguished (i.e. when the obligation specified in the contract is discharged, cancelled or expires).

Employee benefits

(a)	Short-term employee benefits

Short-term employee benefits are employee benefits that are due to be settled within twelve months after the end of the period in which the employees render the related service. When an employee has rendered service to the Company during an accounting period, the Company recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service as profit or loss. If the Company has a legal or constructive obligation which can be reliably measured, the Company recognizes the amount of expected payment for profit-sharing and bonuses payable as liabilities.

(b)	Other long-term employee benefits

Other long-term employee benefits include employee benefits that are settled beyond 12 months after the end of the period in which the employees render the related service, and are calculated at the present value of the amount of future benefit that employees have earned in return for their service in the current and prior periods, less the fair value of any related assets.

25

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2014 and 2013

The present value is determined by discounting the expected future cash flows using the interest rate of corporate bonds that have maturity dates approximating the terms of the Company’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. Any actuarial gains and losses are recognized in profit or loss in the period in which they arise.

(c)	Retirement benefits: Defined contribution plans

For defined contribution plans, when an employee has rendered service to the Company during a period, the Company recognizes the contribution payable to a defined contribution plan in exchange for that service as an accrued expense, after deducting any contributions already paid. If the contributions already paid exceed the contribution due for service before the end of the reporting period, the Company recognizes that excess as an asset (prepaid expense) to the extent that the prepayment will lead to a reduction in future payments or a cash refund.

(d)	Retirement benefits: Defined benefit plans

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. The Company’s net obligation in respect of defined benefit plans is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. The fair value of plan assets is deducted. The calculation is performed annually by an independent actuary using the projected unit credit method.

The discount rate is the yield at the reporting date on corporate bonds that have maturity dates approximating the terms of the Company’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The Company recognizes all actuarial gains and losses arising from actuarial assumption changes and experiential adjustments in other comprehensive income when incurred.

When the fair value of plan assets exceeds the present value of the defined benefit obligation, the Company recognizes an asset, to the extent of the total of cumulative unrecognized past service cost and present value of any economic benefits available in the form of refunds from the plan or reduction in the future contributions to the plan.

26

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2014 and 2013

Remeasurements of net defined benefit liabilities, which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognized immediately in other comprehensive income. The Company determines the net interest expense(income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments, net interest expense and other expenses related to defined benefit plans are recognized in profit or loss.

When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss in curtailment is recognized immediately in profit or loss. The Company recognizes gains and losses on the settlement of a defined benefit plan when the settlement occurs.

Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

Where some or all of the expenditures required to settle a provision are expected to be reimbursed by another party, the reimbursement shall be recognized when, and only when, it is virtually certain that reimbursement will be received if the entity settles the obligation. The reimbursement shall be treated as a separate asset.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimates. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

Provision for restoration related to contaminated area is recognized when the area meets the Company’s policy and legal standards of contamination.

27

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2014 and 2013

Equity instruments

(a)	Share capital

Common stock is classified as equity and the incremental costs arising directly attributable to the issuance of common stock less their tax effects are deducted from equity.

If the Company reacquires its own equity instruments, the amount of those instruments (“treasury shares”) are presented as a contra equity account. No gain or loss is recognized in profit or loss on the purchase, sale, issuance or cancellation of its own equity instruments. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase to equity, and the resulting surplus or deficit on the transaction is recorded in capital surplus.

(b)	Hybrid bonds

Debt and equity instruments issued by the Company are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of financial liability and an equity instrument. When the Company has an unconditional right to avoid delivering cash or another financial asset to settle a contractual obligation, the instruments are classified as equity instruments.

Revenue

Revenue from the sale of goods, services provided and the use of assets is measured at the fair value of the consideration received or receivable, net of returns and allowances, trade discounts and volume rebates, which are not significant for all periods presented.

(a)	Sale of goods

Revenue from the sale of goods in the ordinary course of activities is measured at the fair value of the consideration received or receivable, net of returns, trade discounts and volume rebates. Revenue is recognized when persuasive evidence exists, usually in the form of an executed sales agreement, that the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. The appropriate timing for transfer of risks and rewards varies depending on the individual terms and conditions of the sales contract. For international sales, this timing depends on the type of international commercial terms of the contract.

28

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2014 and 2013

(b)	Rental income

Rental income from investment property, net of lease incentives granted, is recognized in profit or loss on a straight-line basis over the term of the lease.

Finance income and finance costs

Finance income comprises interest income on funds invested (including available-for-sale financial assets), dividend income, gains on the disposal of available-for-sale financial assets and changes in the fair value of financial assets at fair value through profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest method. Dividend income is recognized in profit or loss on the date that the Company’s right to receive payment is established.

Finance costs comprise interest expense on borrowings and changes in the fair value of financial assets at fair value through profit or loss. Borrowing costs are recognized in profit or loss using the effective interest rate method.

Income tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to items recognized directly in equity or in other comprehensive income.

(a)	Current tax

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the end of the reporting period and any adjustment to tax payable in respect of previous years. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit of future periods, and non-taxable or non-deductible items from the accounting profit.

29

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2014 and 2013

(b)	Deferred tax

The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

The Company recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates, and joint ventures, except to the extent that the Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The Company recognizes a deferred tax asset for deductible temporary differences arising from investments in subsidiaries, associates and joint ventures, to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized. However, deferred tax is not recognized for the following temporary differences: taxable temporary differences arising on the initial recognition of goodwill, or the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting profit or loss nor taxable income.

The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and is reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset only if there is a legally enforceable right to offset the related current tax liabilities and assets, and they relate to income taxes levied by the same tax authority and they intend to settle current tax liabilities and assets on a net basis.

Earnings per share

Management calculates basic earnings per share (“EPS”) data for the Company’s ordinary shares, which is presented at the end of the statement of comprehensive income. Basic EPS is calculated by dividing profit attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period, adjusted for own shares held.

30

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2014 and 2013

New standards and interpretations not yet adopted

The following new standards, interpretations and amendments to existing standards have been published and are mandatory for the Company for annual periods beginning after January 1, 2014, and the Company has not early adopted them.

(a)	Amendments to K-IFRS No. 1019 “Employee Benefits”

Amendments to K-IFRS No. 1019 introduced a practical expedient to accounting for defined benefit plan, when employees or third parties pay contributions if certain criteria are met. According to the amendments, the entity is permitted to recognize those contributions as a reduction of the service cost in the period in which the related service is rendered, instead of forecast future contributions from employees or third parties and attribute them to periods or service as negative benefits. This amendment is effective for the Company for annual periods beginning on or after January 1, 2015, with early adoption permitted.

Management believes the impact of the amendments on the Company’s separate financial statements is not significant.

(b)	Amendments to K-IFRS No. 1027 “Separate Financial Statements”

Amendments to K-IFRS No. 1027 introduced equity accounting as a third option in the entity’s separate financial statements, in addition to the existing cost and fair value options. This amendment is effective for annual periods beginning on or after January 1, 2016, with early adoption permitted.

Management is in the progress of evaluating the impact of the amendments on the Company.

31

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2014 and 2013

4. Risk Management

The Company has exposure to the following risks from its use of financial instruments:

•	credit risk

•	liquidity risk

•	market risk

•	capital risk

This note presents information about the Company’s exposure to each of the above risks, the Company’s objectives, policies and processes for measuring and managing risk, and the Company’s management of capital. Further quantitative disclosures are included throughout these separate financial statements.

(a)	Financial risk management

1)	Risk management framework

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Company’s activities.

The Company, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.

2)	Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s receivables from customers and investment securities. In addition, credit risk arises from finance guarantees.

The Company implements a credit risk management policy under which the Company only transacts business with counterparties that have a certain level of credit rate evaluated based on financial condition, historical experience, and other factors. The Company’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. The default risk of a nation or an industry in which a customer operates its business does not have a significant influence on credit risk. The Company has established a credit policy under which each new customer is analyzed individually for creditworthiness.

32

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2014 and 2013

The Company establishes an allowance for impairment that represents its estimate of incurred losses in respect of trade and other receivables. The main components of this allowance are a specific loss component that relates to individually significant exposures, and a collective loss component established for companies of similar assets in respect of losses that have been incurred but not yet identified. The collective loss allowance is determined based on historical data of payment statistics for similar financial assets. Debt securities are analyzed individually, and an expected loss shall be directly deducted from debt securities.

Credit risk also arises from transactions with financial institutions, and such transactions include transactions of cash and cash equivalents, various deposits, and financial instruments such as derivative contracts. The Company manages its exposure to this credit risk by only entering into transactions with banks that have high international credit ratings. The Company’s treasury department authorizes, manages, and overseas new transactions with financial institutions with whom the Company has no previous relationship. Furthermore, the Company limits its exposure to credit risk of financial guarantee contracts by strictly evaluating their necessity based on internal decision making processes, such as the approval of the board of directors.

3)	Liquidity risk management

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The Company’s cash flow from business, borrowing or financing is sufficient to meet the cash requirements for the Company’s strategy investments. Management believes that the Company is capable of raising funds by borrowing or financing if the Company is not able to generate cash flow requirements from its operations. The Company has committed borrowing facilities with various banks.

33

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2014 and 2013

4)	Market risk management

Market risk means that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The goal of market risk management is optimization of profit and controlling the exposure to market risk within acceptable limits.

	Currency risk

The Company is exposed to currency risk on sales, purchases and borrowings that are denominated in a currency other than the functional currency of the Company, Korean Won.

The Company’s policy in respect of foreign currency risks is a natural hedge whereby foreign currency income is offset with foreign currency expenditures. The remaining net exposures after the natural hedge have been hedged using derivative contracts such as forward exchange contracts. In addition, the Company’s derivative transactions are limited to hedging actual foreign currency transactions and speculative hedging is not permitted. Based on this policy, the Company has foreign currency borrowings from banks and hedges foreign currency risks of the foreign currency borrowings by using foreign currency swaps.

‚	Interest rate risk

The Company mostly borrows at fixed interest rates. The Company’s management monitors interest rate risks regularly.

ƒ	Other market risk

Equity price risk arises from listed equity securities among available-for-sale equity securities. Management of the Company measures regularly the fair value of listed equity securities and the risk of variance in future cash flow caused by market price fluctuations. Significant investments are managed separately and all buy and sell decisions are approved by management of the Company.

34

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2014 and 2013

(b)	Management of capital risk

The fundamental goal of capital management is the maximization of shareholders’ value by means of the stable dividend policy and the retirement of treasury shares. The capital structure of the Company consists of equity and net debt, deducting cash and cash equivalents and current financial instruments from borrowings. The Company applied the same financial risk management strategy that was applied in the previous period.

Net borrowing-to-equity ratio as of December 31, 2014 and 2013 is as follows:

(in millions of Won)	2014		2013
Total borrowings	￦	6,537,217	8,663,071
Less: Cash and cash equivalents		1,742,767	1,394,315

Net borrowings		4,794,450	7,268,756
Total equity	￦	42,475,431	42,311,462
Net borrowings-to-equity ratio		11.29%	17.18%

35

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2014 and 2013

5. Cash and Cash Equivalents

Cash and cash equivalents as of December 31, 2014 and 2013 are as follows:

(in millions of Won)	2014		2013
Demand deposits and checking accounts	￦	867	302,434
Time deposits		545,000	549,381
Other cash equivalents(* 1)		1,196,900	542,500

	￦	1,742,767	1,394,315

(*1)	Mainly includes money market trust and others.

6. Trade Accounts and Notes Receivable

Trade accounts and notes receivable as of December 31, 2014 and 2013 are as follows:

(in millions of Won)	2014		2013
Current
Trade accounts and notes receivable	￦	3,166,238	3,403,316
Less: Allowance for doubtful accounts		(8,972)	(9,872)

	￦	3,157,266	3,393,444

Non-current
Trade accounts and notes receivable	￦	32,247	7,806
Less: Present value discount		(7,396)	(3,114)
Less: Allowance for doubtful accounts		(1,010)	(228)

	￦	23,841	4,464

Trade accounts and notes receivable sold to financial institutions, for which the derecognition conditions were not met, amounted to ￦203,138 million as of December 31, 2013 (2014: nil), and were included in short-term borrowings.

36

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2014 and 2013

7. Other Receivables

Other receivables as of December 31, 2014 and 2013 are as follows:

(in millions of Won)	2014		2013
Current
Short-term loans	￦	4,748	—
Other accounts receivable(*1)		564,765	281,667
Others		3,950	10,065
Less: Allowance for doubtful accounts		(10,533)	(10,571)

	￦	562,930	281,161

Non-current
Long-term loans	￦	21,229	54,945
Long-term other accounts receivable		2,334	2,723
Others		2,797	2,523
Less: Allowance for doubtful accounts		—	(14,453)

	￦	26,360	45,738

(*1)	Included dividends receivable amounting to ￦200,824 million from POSCO Specialty., Co. Ltd.

8. Other Financial Assets

(a)	Other financial assets as of December 31, 2014 and 2013 are as follows:

(in millions of Won)	2014		2013
Current
Short term derivatives assets held for trading	￦	708	—
Short-term financial instruments(*1)		609,584	2,317,867
Cash deposits(*2,3)		83,437	949

	￦	693,729	2,318,816

Non-current
Long-term derivatives assets held for trading	￦	9,525	7,788
Available-for-sale securities (equity instruments)		1,767,621	3,333,915
Available-for-sale securities (others)		17,408	20,855
Cash deposits(*4)		36	36

	￦	1,794,590	3,362,594

(*1)	Short-term financial instruments amounting to ￦5,200 million and ￦4,700 million are provided as collateral in relation to long term borrowings from National Forestry Cooperatives Federation as of December 31, 2014 and 2013, respectively.
(*2)	Deposits amounting to ￦5,465 million and ￦949 million as of December 31, 2014 and 2013, respectively, are restricted in relation to government assigned project.
(*3)	As of December 31, 2014, ￦77,972 million of deposits have been provided as collateral for disposal of investments in subsidiaries.
(*4)	The Company is required to provide deposits to maintain checking accounts and accordingly the withdrawal of these deposits is restricted.

37

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2014 and 2013

(b)	Available-for-sale equity securities as of December 31, 2014 and 2013 are as follows:

(in millions of Won)	2014								2013
	Number of shares	Ownership(%)	Acquisition cost		Fair value	Net changes in fair value of available-for-sale investments(*7)	Accumulated impairment loss	Book value	Book value
Marketable equity securities
Nippon Steel & Sumitomo Metal Corporation	238,352,000	2.51	￦	719,622	659,926	(59,696)	—	659,926	842,909
SK Telecom Co., Ltd.(*1)	—	—		—	—	—	—	—	419,933
KB Financial group Inc.	11,590,550	3.00		536,516	418,998	22,602	(140,120)	418,998	489,701
Hyundai Heavy Industries Co., Ltd.(*2)	1,477,000	1.94		343,506	169,855	—	(173,651)	169,855	379,589
Shinhan Financial group Inc.	4,369,881	0.92		228,778	194,241	71,605	(106,142)	194,241	206,695
Hana Financial group Inc.	2,430,498	0.84		15,633	77,776	62,143	—	77,776	106,699
Others (13 companies)(*2,3)				155,940	99,594	29,731	(86,077)	99,594	108,895

				1,999,995	1,620,390	126,385	(505,990)	1,620,390	2,554,421

Non-marketable equity securities
The Siam United Steel	—	—		—	—	—	—	—	57,643
Nacional Minerios S.A.(*4)	—	—		—	—	—	—	—	517,193
Dongbu Metal Co., Ltd.(*2,5)	3,000,000	10.00		98,242	17,295	—	(80,947)	17,295	85,371
Others (41 companies)(*6)				141,049	129,936	(2,318)	(8,795)	129,936	119,287

				239,291	147,231	(2,318)	(89,742)	147,231	779,494

			￦	2,239,286	1,767,621	124,067	(595,732)	1,767,621	3,333,915

(*1)	During the year ended December 31, 2014, exchange bonds on American Depository Receipts (“ADRs”) of SK Telecom Co., Ltd. were exercised. Accordingly, the Company recognized a gain on disposal of available-for-sale securities amounting to ￦198,671 million.
(*2)	During the year ended December 31, 2014, the Company recognized ￦173,651 million, ￦729 million, ￦60 million and ￦80,947 million of impairment loss on securities of Hyundai Heavy Industries Co., Ltd., Dgenx Co., Ltd., TONGYANG NETWORKS Co., Ltd., and Dongbu Metal Co., Ltd., respectively, due to the significant decline in the fair value of the shares.
(*3)	During the year ended December 31, 2014, the Company recognized an additional impairment loss of ￦1,105 million, ￦1,005 million, ￦1,251 million and ￦4,720 million on securities of UNION STEEL CO., LTD., Seoul Semiconductor Co., Ltd., PT.Krakatau Steel and Steel Flower Co., Ltd., respectively, due to the continued prolonged decline in the fair value of the shares.
(*4)	The Company recognized ￦88,572 million of impairment loss on investment in Nacional Minerios S.A. for the year ended December 31, 2014, due to the prolonged decline in the fair value of the shares. As of December 31, 2014, the Company classified the securities as assets held for sale based on the merger agreement of Nacional Minerios S.A. with other shareholders (note 10).
(*5)	Fair value is based on an analysis performed by an external professional evaluation agency.
(*6)	Non-marketable equity securities whose fair values cannot be reliably measured are recorded at cost.
(*7)	Represents the amount of cumulative amounts that is recorded in accumulated other comprehensive income as of December 31, 2014

38

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2014 and 2013

9. Inventories

(a)	Inventories as of December 31, 2014 and 2013 are as follows:

(in millions of Won)	2014		2013
Finished goods	￦	901,524	755,286
Semi-finished goods		1,207,143	1,259,390
By-products		21,439	13,793
Raw materials		822,273	983,902
Fuel and materials		510,508	520,236
Materials-in-transit		944,966	1,009,996
Others		582	586

		4,408,435	4,543,189
Less: Allowance for inventories valuation		(24,867)	(4,532)

	￦	4,383,568	4,538,657

(b)	The changes of allowance for inventories valuation for the years ended December 31, 2014 and 2013 were as follows:

(in millions of Won)	2014		2013
Beginning	￦	4,532	370
Loss on valuation of inventories		24,867	4,532
Write-off		(4,532)	(370)

Ending	￦	24,867	4,532

39

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2014 and 2013

10. Assets Held for Sale

Assets held for sale as of December 31, 2014 and 2013 are as follows:

(in millions of Won)	2014		2013
Available-for-sale securities(*1)	￦	580,062	—
Investments in subsidiaries(*2,3)		468,443	—
Investment in associates(*4)		—	1,304
Property, plant and equipment (land)		2,672	—

	￦	1,051,177	1,304

(*1)	In November 2014, Nacional Minerios S.A. (which was an available-for-sale investment of the Company) entered into a merger agreement with another entity through share exchange. The merger transaction was approved by the Company’s Board of Directors on December 12, 2014. Pursuant to the merger agreement, the Company will dispose of its equity interests in Nacional Minerios S.A. in exchange for equity interests in the new entity. Accordingly, the Company classified its investment in Nacional Minerios S.A. as assets held for sale after recording impairment loss on the investment.
(*2)	The Company determined to dispose of 52.2% of shares of POSCO Specialty Co., Ltd to SeAH Besteel Corp. by and entered into a disposal agreement. The agreement was approved by the Board of Directors on December 12, 2014, and the Company classified the investment in subsidiaries of ￦ 454,943 million as assets held for sale.
(*3)	The Company determined to dispose of the shares of POSFINE Co., Ltd, an associate of the Company, to Hahn & Company PRIVATE EQUITY FUND No.1, and classified the accompanying investment in the subsidiary of ￦13,500 million as assets held for sale.
(*4)	The Company determined to dispose of the shares of POSVINA Co., Ltd., a subsidiary of the Company during the year ended December 31, 2013. Disposal of the asset held-for-sale was completed during the year ended December 31, 2014, and the Company recognized an impairment loss for asset held for sale of ￦14 million.

40

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2014 and 2013

11. Other Assets

Other current assets and other long-term assets as of December 31, 2014 and 2013 are as follows:

(in millions of Won)	2014		2013
Current
Advance payments	￦	9,828	4,871
Prepaid expenses		21,864	20,911

	￦	31,692	25,782

Non-current
Long-term prepaid expenses	￦	6,344	6,980
Others(*1)		126,909	3,935
Less : Allowance for doubtful accounts		—	(13)

	￦	133,253	10,902

(*1)	As of December 31, 2014, the Company recognized assets amounting to ￦123,110 million in connection with the additional payment for prior years as a result of tax audits that were finalized in 2014 based on the Company’s best estimate of the tax amounts to be paid when the result of the Company’s appeal is finalized.

12. Investments in Subsidiaries, Associates and Joint ventures

(a)	Investments in subsidiaries, associates and joint ventures as of December 31, 2014 and 2013 are as follows:

(in millions of Won)	2014		2013
Subsidiaries	￦	13,257,282	12,316,564
Associates		647,973	825,197
Joint ventures		2,273,636	1,951,075

	￦	16,178,891	15,092,836

There are no restrictions on the ability of subsidiaries, associates and joint ventures to transfer funds to the controlling company, such as in the form of cash dividends, repayment of loans or payment of advances.

41

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2014 and 2013

(b)	Details of subsidiaries and carrying values as of December 31, 2014 and 2013 are as follows:

			2014						2013
(in millions of Won) [Domestic]	Country	Principal operations	Number of shares	Ownership (%)	Acquisition cost		Net asset value	Book value	Book value
Daewoo International Corporation	Korea	Trading	68,681,566	60.31	￦	3,371,481	2,343,917	3,371,481	3,371,481
POSCO ENGINEERING & CONSTRUCTION., LTD.	Korea	Engineering and construction	32,876,418	89.53		1,510,716	2,972,450	1,510,716	1,510,716
POSCO Green Gas Technology	Korea	Gas production and sales	13,652	100.00		682,600	679,311	682,600	—
POSCO ENERGY CO., LTD.	Korea	Generation of electricity	40,234,508	89.02		658,176	1,584,491	658,176	658,176
POSCO Processing&Service	Korea	Steel sales and service	20,340,136	96.01		624,678	871,481	624,678	421,927
POSCO PLANTEC Co., Ltd.(*1,2)	Korea	Other structural metal product manufacturing	110,027,475	60.84		520,588	215,859	341,293	—
POSCO Specialty Steel Co., Ltd.(*3)	Korea	Manufacture and sale of specialty steel	26,000,000	72.09		173,899	948,735	173,899	628,842
POSCO COATED & COLOR STEEL Co., Ltd.	Korea	Coated steel manufacturing	3,412,000	56.87		108,421	166,468	108,421	108,421
POSCO Venture Capital Co., Ltd.	Korea	Investment in venture companies	19,700,000	95.00		103,780	111,011	103,780	103,780
POSCO CHEMTECH	Korea	Manufacturing and Sales	3,544,200	60.00		100,535	507,448	100,535	100,535
POSMATE	Korea	Computer hardware and software distribution	902,946	57.30		72,804	178,969	72,804	63,222
POSCO ICT	Korea	Business facility maintenance	99,403,282	65.38		70,990	422,288	70,990	70,990
POSCO M-TECH(*4,5)	Korea	Steel manufacturing and Sales	20,342,460	48.85		107,278	49,286	66,067	107,278
POSCO Family Strategy Fund	Korea	Investment in venture companies	400	60.79		40,000	53,144	40,000	40,000
Busan E&E Co,. Ltd.(*6)	Korea	Municipal solid waste fuel and power generation	6,029,660	70.00		30,148	40,456	30,148	30,148
POSHIMETAL Co., Ltd.(*8)	Korea	Steel manufacturing and sales	10,023,000	65.00		49,452	(5,420)	—	49,452
Others (10 companies)(*9)						136,245	306,515	134,196	354,873
						8,361,791	11,446,409	8,089,784	7,619,841

[Foreign]
PT. KRAKATAU POSCO	Indonesia	Steel manufacturing and sales	739,900	70.00		813,431	823,714	855,110	808,492
POSCO WA PTY LTD	Australia	Mine development	589,035,511	100.00		611,248	450,299	611,248	446,093
POSCO Maharashtra Steel Private Limited	India	Steel manufacturing and sales	214,649,818	100.00		456,065	197,562	465,788	355,987
POSCO AUSTRALIA PTY LTD	Australia	Steel Sales and mine development	761,775	100.00		330,623	660,815	330,623	330,623
POSCO Thainox Public Company Limited(*7)	Thailand	Stainless steel manufacturing	6,620,532,219	84.93		500,740	298,946	329,756	340,249
Zhangjiagang Pohang Stainless Steel Co., Ltd.	China	Stainless steel manufacturing	—	58.60		283,845	516,449	284,392	284,753
POSCO-China Holding Corp.	China	Investment management	—	100.00		240,430	257,961	240,430	240,430
POSCO-India Private Limited	India	Steel manufacturing and sales	764,999,999	99.99		184,815	116,897	184,815	184,815
POSCO MEXICO S.A. DE C.V.	Mexico	Plate steel manufacturing	2,686,705,272	84.84		180,069	208,429	182,110	182,080
POSCO America Corporation	USA	Trading-Steel	415,530	99.45		167,285	63,571	167,285	140,381
POSCO-VIETNAM Co., Ltd.	Vietnam	Steel manufacturing	—	85.00		154,691	26,775	156,778	157,295
POSCO VST CO., LTD.	Vietnam	Stainless steel manufacturing	—	95.65		144,573	24,477	145,049	145,288
POSCO(Guangdong) Automotive Steel Co., Ltd.	China	Plate steel manufacturing	117,187,089	83.64		130,751	126,283	131,051	131,291
POSCO ASSAN TST STEEL INDUSTRY	Turkey	Steel manufacturing and sales	144,579,160	60.00		92,800	28,925	95,213	95,710
POSCO COATED STEEL (THAILAND) CO., LTD.	Thailand	Plate steel manufacturing	27,000,000	100.00		90,012	90,450	90,012	6,020
POSCO Investment Co., Ltd.	Hong Kong	Finance	4,999,999	99.99		85,521	109,805	86,775	87,211
POSCO JAPAN Co., Ltd.	Japan	Trading-Steel	90,438	100.00		68,436	110,322	68,436	68,436
Qingdao Pohang Stainless Steel Co., Ltd.	China	Stainless steel manufacturing	—	70.00		65,982	84,984	65,982	65,982
POSCO(Suzhou) Automotive Processing Center Co., Ltd.	China	Steel manufacturing and sales	—	90.00		62,494	124,852	62,494	62,494
POSCO Electrical Steel India Private Limited	India	Electrical steel manufacturing and sales	24,120,664	100.00		57,119	32,234	58,441	58,662
POSCO AFRICA (PROPRIETARY) LIMITED	South Africa	Trading	1,390	100.00		50,297	40,755	50,297	50,297
POSCO-Malaysia SDN. BHD.	Malaysia	Steel manufacturing and sales	144,772,000	81.79		45,479	(10,693)	45,479	31,027
POSCO China Dalian Plate Processing Center Co., Ltd.	China	Heavy plate processing and marketing	—	80.00		32,992	13,321	32,992	32,992
POSCO Asia Co., Ltd.	Hong Kong	Steel transit trade	9,360,000	100.00		32,189	46,664	32,189	32,189
POSCO(Guangdong) Steel Co., Ltd.	China	Plate steel sheet manufacturing	—	87.04		31,299	42,740	31,299	31,299
POSCO-Uruguay S.A	Uruguay	Wood manufacturing and sales	558,592,496	98.11		30,243	21,240	30,243	29,341
Others (31 companies)(*9)						333,615	507,590	333,211	297,286

						5,277,044	5,015,367	5,167,498	4,696,723

					￦	13,638,835	16,461,776	13,257,282	12,316,564

42

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2014 and 2013

(*1)	As of December 31, 2014, there is objective evidence of impairment due to the prolonged decline in the fair value of the investment below cost. Recoverable amount was determined based on fair value less cost to sell, which was calculated by adding a 8.8% control premium and disposal cost to the stock price as of December 31, 2014. As a result, the Company recognized an impairment loss of ￦103,993 million as the carrying value was higher than its recoverable amount as of December 31, 2014.
(*2)	During the year ended December 31, 2014, it is classified as subsidiary from associate due to increase in percentage of ownership through capital increase.
(*3)	The Company determined to dispose of 52.2% of POSCO Specialty Steel Co., Ltd.’s share and classified the investment in a subsidiary of ￦454,943 million as assets held for sale.
(*4)	It was classified as an investment in a subsidiary as the Company has control over of more than half of the voting rights by virtue of an agreement with Postech, which has 4.72% of ownership in POSCO M-TECH Co., Ltd.
(*5)	As of December 31, 2014, there is objective evidence of impairment due to the prolonged decline in the fair value of the investment below cost. Recoverable amount was determined based on fair value less cost to sell, which was calculated by adding a 13.7% control premium and disposal cost to the stock price as of December 31, 2014. As a result, the Company recognized an impairment loss of ￦41,211 million as the carrying value was higher than its recoverable amount as of December 31, 2014.
(*6)	As of December 31, 2014, the investments in subsidiaries amounting to ￦30,148 million were provided as collateral in relation to the loan agreements of Busan E&E Co,. Ltd.
(*7)	As of December 31, 2014, there is objective evidence of impairment due to the prolonged decline in the fair value of the investment below cost. Recoverable amount was determined based on fair value less cost to sell, which was calculated by adding a 13.7% control premium and disposal cost to the stock price as of December 31, 2014. As a result, the Company recognized an impairment loss of ￦10,493 million as the carrying value was higher than its recoverable amount as of December 31, 2014.
(*8)	As of December 31, 2014, there is objective evidence of impairment due to the prolonged decline in the fair value of the investment below cost. The recoverable amount was determined based on value-in-use, which was calculated by applying 7.4% discount rate. As a result, the Company recognized impairment loss of ￦49,452 million as the carrying value was higher than its recoverable amount as of December 31, 2014.
(*9)	The Company recognized an impairment loss of ￦2,049 million and ￦404 million on POSCO LED Co., Ltd. and Motta Resources Indonesia, respectively, as the carrying value was higher than its recoverable amount as of December 31, 2014.

43

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2014 and 2013

(c)	Details of associates and carrying values as of December 31, 2014 and 2013 are as follows:

			2014						2013
(in millions of Won) [Domestic]	Country	Principal operations	Number of shares	Ownership (%)	Acquisition cost		Net asset value	Book value	Book value
POSCO PLANTEC Co., Ltd.(*1)	Korea	—	—	—	￦	—	—	—	185,786
EQP POSCO Global 1st Fund	Korea	Mine investment	169,106,080,000	26.97		169,106	620,916	169,106	169,106
SNNC Co., Ltd.	Korea	Storage of materials	18,130,000	49.00		100,655	298,351	100,655	100,655
Others (4 companies)(*2)						21,867	110,468	21,867	18,921

						291,628	1,029,735	291,628	474,468

[Foreign]
Nickel Mining Company SAS	New Caledonia	Raw material manufacturing and Sales	3,234,698	49.00		189,197	269,371	189,197	189,197
7623704 Canada Inc.	Canada	Mine investment	114,452,000	10.40		124,341	1,138,122	124,341	124,341
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd	China	Tinplate manufacturing and sales	—	24.00		11,003	67,539	11,003	11,003
Others (9 companies)						31,700	44,092	31,804	26,188

						356,241	1,519,124	356,345	350,729

					￦	647,869	2,548,859	647,973	825,197

(*1)	During the year ended December 31, 2014, it was reclassified from associate to subsidiary due to increase in percentage of ownership through capital increase.
(*2)	The Company has recognized an impairment loss of ￦2,193 million on Hyundai Investment Network No.1 Private Equity Fund due to the prolonged decline in the market value of the shares.

(d)	Details of joint ventures and carrying values as of December 31, 2014 and 2013 are as follows:

			2014						2013
(in millions of Won)	Country	Principal operations	Number of shares	Ownership (%)	Acquisition cost		Net asset value	Book value	Book value
Roy Hill Holdings Pty Ltd(*1)	Australia	Mine development	10,494,377	10.00	￦	1,225,464	3,377,978	1,225,464	983,569
CSP—Compania Siderurgica do Pecem	Brazil	Steel manufacturing	827,771,230	20.00		469,891	1,593,004	469,891	393,925
POSCO-NPS Niobium LLC	USA	Mine development	325,050,000	50.00		364,609	715,546	364,609	364,609
KOBRASCO	Brazil	Facilities lease	2,010,719,185	50.00		98,962	199,573	98,962	98,962
Others (5 companies)						114,710	463,668	114,710	110,010

					￦	2,273,636	6,349,769	2,273,636	1,951,075

(*1)	As of December 31, 2014, the investments in joint ventures amounting to ￦1,225,464 million were provided as collateral in relation to loan from project financing of Roy Hill Holdings Pty Ltd.

44

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2014 and 2013

13. Investment Property, Net

(a)	Investment property as of December 31, 2014 and 2013 are as follows:

	2014				2013
(in millions of Won)	Acquisition cost		Accumulated depreciation	Book value	Acquisition cost	Accumulated depreciation	Book value
Land	￦	36,020	—	36,020	36,020	—	36,020
Buildings		95,568	(45,456)	50,112	95,564	(42,882)	52,682
Structures		7,009	(3,004)	4,005	7,009	(2,832)	4,177

	￦	138,597	(48,460)	90,137	138,593	(45,714)	92,879

The fair value of investment property as of December 31, 2014 is ￦287,210 million.

(b)	Changes in the carrying value of investment property for the years ended December 31, 2014 and 2013 were as follows:

1)	For the year ended December 31, 2014

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation(*1)	Transfer(*2)	Ending
Land	￦	36,020	—	—	—	—	36,020
Buildings		52,682	41	(18)	(2,404)	(189)	50,112
Structures		4,177	—	—	(160)	(12)	4,005

	￦	92,879	41	(18)	(2,564)	(201)	90,137

(*1)	The useful life and depreciation method of investment property are identical to those of property, plant and equipment.
(*2)	Mainly includes assets transferred to property, plant and equipment in relation to change in rental ratio and the purpose of use.

2)	For the year ended December 31, 2013

(in millions of Won)	Beginning		Depreciation(*1)	Transfer(*2)	Ending
Land	￦	41,811	—	(5,791)	36,020
Buildings		63,697	(2,793)	(8,222)	52,682
Structures		5,018	(186)	(655)	4,177

	￦	110,526	(2,979)	(14,668)	92,879

(*1)	The useful life and depreciation method of investment property are identical to those of property, plant and equipment.
(*2)	Mainly includes assets transferred to property, plant and equipment in relation to change in rental ratio and the purpose of use.

45

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2014 and 2013

14. Property, Plant and Equipment, Net

(a)	Property, plant and equipment as of December 31, 2014 and 2013 are as follows:

	2014						2013
(in millions of Won)	Acquisition cost		Accumulated depreciation	Accumulated impairment	Government grants	Book value	Acquisition cost	Accumulated depreciation	Accumulated impairment	Government grants	Book value
Land	￦	1,420,994	—	—	—	1,420,994	1,397,271	—	—	—	1,397,271
Buildings		5,801,650	(3,036,496)	(4,312)	—	2,760,842	5,433,167	(2,794,762)	(631)	—	2,637,774
Structures		4,617,918	(1,996,823)	(8,542)	—	2,612,553	4,277,603	(1,808,087)	(470)	—	2,469,046
Machinery and equipment		35,056,496	(20,530,303)	(22,927)	—	14,503,266	32,428,259	(19,221,165)	(4,384)	—	13,202,710
Vehicles		197,467	(184,514)	—	—	12,953	189,666	(178,897)	—	—	10,769
Tools		187,712	(164,388)	—	—	23,324	188,204	(162,524)	—	—	25,680
Furniture and fixtures		261,846	(223,942)	(320)	—	37,584	254,663	(206,987)	(282)	—	47,394
Finance lease assets		11,466	(5,096)	—	—	6,370	11,466	(4,459)	—	—	7,007
Construction-in-progress		950,329	—	—	(5,000)	945,329	3,447,952	—	—	(5,000)	3,442,952

	￦	48,505,878	(26,141,562)	(36,101)	(5,000)	22,323,215	47,628,251	(24,376,881)	(5,767)	(5,000)	23,240,603

(b)	Changes in the carrying value of property, plant and equipment for the years ended December 31, 2014 and 2013 were as follows:

1)	For the year ended December 31, 2014

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation	Impairment(*1)	Others(*2)	Ending
Land	￦	1,397,271	39	(392)	—	—	24,076	1,420,994
Buildings		2,637,774	5,941	(1,912)	(249,792)	(3,681)	372,512	2,760,842
Structures		2,469,046	11,239	(1,750)	(194,088)	(8,072)	336,178	2,612,553
Machinery and equipment		13,202,710	125,297	(29,430)	(1,574,903)	(18,543)	2,798,135	14,503,266
Vehicles		10,769	792	(8)	(7,884)	—	9,284	12,953
Tools		25,680	5,795	(54)	(15,996)	—	7,899	23,324
Furniture and fixtures		47,394	7,150	(5)	(21,929)	(38)	5,012	37,584
Finance lease assets		7,007	—	—	(637)	—	—	6,370
Construction-in-progress		3,442,952	1,628,325	—	—	—	(4,125,948)	945,329

	￦	23,240,603	1,784,578	(33,551)	(2,065,229)	(30,334)	(572,852)	22,323,215

(*1)	The Company has recognized an impairment loss since the recoverable amounts of FINEX 1 plant and STS 1 steelmaking plant were lower than their book value.
(*2)	Represents assets transferred from construction-in-progress to investment to subsidiary (KRW 558,915 million), property, plant and equipment, from investment property, to intangible assets, and to assets held-for-sale.

2)	For the year ended December 31, 2013

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation	Others(*1)	Ending
Land	￦	1,367,822	—	(627)	—	30,076	1,397,271
Buildings		2,734,839	7,034	(8,628)	(241,678)	146,207	2,637,774
Structures		2,113,750	16,624	(5,519)	(181,725)	525,916	2,469,046
Machinery and equipment		12,888,614	113,921	(57,800)	(1,456,354)	1,714,329	13,202,710
Vehicles		13,039	794	(4)	(8,682)	5,622	10,769
Tools		29,693	4,006	(9)	(15,118)	7,108	25,680
Furniture and fixtures		67,431	2,819	(875)	(24,829)	2,848	47,394
Finance lease assets		7,644	—	—	(637)	—	7,007
Construction-in-progress		2,943,903	3,009,545	—	—	(2,510,496)	3,442,952

	￦	22,166,735	3,154,743	(73,462)	(1,929,023)	(78,390)	23,240,603

(*1)	Represents assets transferred from construction-in-progress to property, plant and equipment, investment property and intangible assets.

46

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2014 and 2013

(c)	Borrowing costs capitalized and the capitalized interest rate for the years ended December 31, 2014 and 2013 are as follows:

(in millions of Won)	2014		2013
Weighted average expenditure	￦	1,227,496	2,894,479
Borrowing costs capitalized		51,428	137,221
Capitalization rate		4.19%	4.74%

15. Intangible Assets, Net

(a)	Intangible assets as of December 31, 2014 and 2013 are as follows:

	2014					2013
(in millions of Won)	Acquisition cost		Accumulated amortization	Accumulated impairment	Book value	Acquisition cost	Accumulated amortization	Accumulated impairment	Book value
Intellectual property rights	￦	24,829	(7,235)	—	17,594	18,970	(5,158)	—	13,812
Membership		59,949	—	(6,795)	53,154	55,672	—	(6,795)	48,877
Development expense		242,747	(114,806)	—	127,941	95,514	(66,046)	—	29,468
Port facilities usage rights		511,212	(349,184)	—	162,028	509,375	(337,166)	—	172,209
Construction-in-progress		16,756	—	—	16,756	153,719	—	—	153,719
Other intangible assets		296,112	(269,678)	—	26,434	280,804	(260,106)	—	20,698

	￦	1,151,605	(740,903)	(6,795)	403,907	1,114,054	(668,476)	(6,795)	438,783

(b)	Changes in the carrying value of intangible assets for the years ended December 31, 2014 and 2013 were as follows:

1)	For the year ended December 31, 2014

(in millions of Won)	Beginning		Acquisitions	Disposals	Amortization	Impairment(*2)	Transfer(*3)	Ending
Intellectual property rights	￦	13,812	—	(217)	(2,261)	—	6,260	17,594
Membership(*1)		48,877	5,896	(2,209)	—	590	—	53,154
Development expense		29,468	381	—	(48,766)	—	146,858	127,941
Port facilities usage rights		172,209	—	—	(12,018)	—	1,837	162,028
Construction-in-progress		153,719	16,414	—	—	—	(153,377)	16,756
Other intangible assets		20,698	13,577	—	(11,067)	—	3,226	26,434

	￦	438,783	36,268	(2,426)	(74,112)	590	4,804	403,907

(*1)	Economic useful life of membership is indefinite.
(*2)	The Company reversed accumulated impairment loss up to the carrying value before recognition of any impairment loss since recoverable amounts of some memberships exceeded the carrying value, either.
(*3)	Represents assets transferred from construction-in-progress to intangible assets and assets transferred from property, plant and equipment.

47

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2014 and 2013

2)	For the year ended December 31, 2013

(in millions of Won)	Beginning		Acquisitions	Disposals	Amortization	Impairment(*2)	Transfer(*3)	Ending
Intellectual property rights	￦	8,904	—	(291)	(1,625)	—	6,824	13,812
Membership(*1)		49,560	1,022	(1,124)	—	(581)	—	48,877
Development expense		30,092	1,902	—	(16,156)	—	13,630	29,468
Port facilities usage rights		87,983	—	—	(10,265)	—	94,491	172,209
Construction-in-progress		96,035	98,459	—	—	—	(40,775)	153,719
Other intangible assets		21,267	1,658	—	(10,021)	—	7,794	20,698

	￦	293,841	103,041	(1,415)	(38,067)	(581)	81,964	438,783

(*1)	Economic useful life of membership is indefinite.
(*2)	Since the carrying amount exceeded recoverable amount, impairment loss on memberships was recognized.
(*3)	Represents assets transferred from construction-in-progress to intangible assets and assets transferred from property, plant and equipment.

16. Borrowings

(a)	Borrowings as of December 31, 2014 and 2013 are as follows:

(in millions of Won)	2014		2013
Short-term borrowings
Short-term borrowings	￦	—	203,138
Current portion of long-term borrowings		236,553	188,381
Current portion of loans from foreign financial institutions		418	927
Current portion of debentures		1,000,000	1,540,109
Less : Current portion of discount on debentures issued		(681)	(1,272)

	￦	1,236,290	1,931,283

Long-term borrowings
Long-term borrowings	￦	447,437	648,251
Loans from foreign financial institutions		627	1,140
Debentures		4,871,627	6,107,973
Less : Discount on debentures issued		(18,764)	(38,167)
Add : Premium on debentures redemption		—	12,591

	￦	5,300,927	6,731,788

48

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2014 and 2013

(b)	Short-term borrowings as of December 31, 2014 and 2013 are as follows:

(in millions of Won)
Lenders	2014		2013
Transfers of account receivables that do not qualify for derecognition	￦	—	203,138

(c)	Current portion of long-term borrowings as of December 31, 2014 and 2013 are as follows:

(in millions of Won)	Lenders	Issuance date	Maturity date	Annual interest rate (%)	2014		2013
Borrowings	Woori Bank and others	2006.10.31~ 2011.04.28	2017.03.15~ 2024.06.15	0.75~1.75	￦	15,532	14,969
Borrowings	Export-Import Bank of korea	2010.02.18~ 2011.03.23	2015.09.23~ 2017.07.26	4.09~4.50		221,021	173,412
Loans from foreign financial institutions	NATIXIS(*1)	1986.03.31	2017.03.31	2.00		418	927
Debentures	Domestic debentures 294 and another	2010.08.04~ 2010.11.16	2015.08.04~ 2015.11.16	4.38~4.81		999,319	499,975
Debentures	Global fund 1 and another	—	—	—		—	1,038,862

					￦	1,236,290	1,728,145

(*1)	As of December 31, 2014, Korea Development Bank has provided guarantees to the Company for loans from foreign financial institutions.

(d)	Long-term borrowings excluding current portion, as of December 31, 2014 and 2013 are as follows:

(in millions of Won)	Lenders	Issuance date	Maturity date	Annual interest rate (%)	2014		2013
Borrowings	Woori Bank and others(*1)	2006.10.31~ 2013.05.08	2017.03.15~ 2041.05.08	0.75~1.75	￦	55,662	71,194
Borrowings	Korea National Oil Corporation	2007.12.27~ 2013.12.30	2022.06.25~ 2026.12.29	3 year Government bond		14,159	13,593
Borrowings	Export-Import Bank of korea	2010.07.26~ 2013.07.03	2017.07.26~ 2018.03.23	4.09~4.50		377,616	563,464
Loans from foreign financial institutions	NATIXIS(*2)	1986.03.31	2017.03.31	2.00		627	1,140
Debentures	Domestic debentures 297 and others	2011.03.04~ 2013.10.04	2016.03.04~ 2023.10.04	3.35~4.65		2,295,585	3,292,417
Debentures	Samurai Bond 11 and others	2006.08.10~ 2013.12.11	2016.08.20~ 2021.12.22	0.93~5.88		2,557,278	2,789,980

					￦	5,300,927	6,731,788

(*1)	Short-term financial instruments amounting to ￦5,200 million and ￦4,700 million as of December 31, 2014 and 2013, respectively, are collateralized for long-term borrowings from the National Forestry Cooperative Federation.
(*2)	As of December 31, 2014, Korea Development Bank has provided guarantees to the Company for loans from foreign financial institutions.

49

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2014 and 2013

17. Other Payables

Other payables as of December 31, 2014 and 2013 are as follows:

(in millions of Won)	2014		2013
Current
Accounts payable	￦	627,337	463,196
Accrued expenses		386,014	306,723
Dividend payable		9,523	9,180
Finance lease liabilities		1,218	1,124
Withholdings		8,404	11,660

	￦	1,032,496	791,883

Non-current
Long-term accounts payable	￦	54,131	91,827
Accrued expenses		22,767	22,922
Finance lease liabilities		4,006	5,042
Long-term withholdings		7,903	4,888

	￦	88,807	124,679

18. Other Financial Liabilities

Other financial liabilities as of December 31, 2014 and 2013 are as follows:

(in millions of Won)	2014		2013
Current
Derivative liabilities	￦	—	36,964
Financial guarantee liabilities		9,236	9,045

	￦	9,236	46,009

Non-current
Derivative liabilities	￦	—	175,463
Financial guarantee liabilities		50,574	56,076

	￦	50,574	231,539

50

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2014 and 2013

19. Provisions

(a)	Provisions as of December 31, 2014 and 2013 are as follows:

(in millions of Won)	2014			2013
	Current		Non-current	Current	Non-current
Estimated allowance(*1)	￦	8,423	—	8,501	—
Provision for restoration(*2)		39,336	31,063	—	—
Provision for litigation(*3)		—	411	—	—

	￦	47,759	31,474	8,501	—

(*1)	Represents the provision for bonuses for executives.
(*2)	Due to contamination of the land near the Company’s magnesium plant located in Gangneung, the Company recognized a provision of ￦89,433 million related to restoration costs. When estimating the related costs, the Company has assumed that it would use all of technologies and materials available to restore the land. In addition, the Company has applied a discount rate of 3.04% to measure the present value of these costs.
(*3)	The Company has recognized a provision for several litigations based on the Company’s estimates.

(b)	Changes in provisions for the years ended December 31, 2014 and 2013 were as follows:

1)	For the year ended December 31, 2014

(in millions of Won)	Beginning		Increase	Utilization	Ending
Estimated allowance at the end of period	￦	8,501	10,643	(10,721)	8,423
Provision for restoration at the end of period		—	89,433	(19,034)	70,399
Provision for litigation at the end of period		—	411	—	411

	￦	8,501	100,487	(29,755)	79,233

2)	For the year ended December 31, 2013

(in millions of Won)	Beginning		Increase	Utilization	Ending
Estimated allowance at the end of period	￦	6,239	12,428	(10,166)	8,501

20. Employee Benefits

(a)	Defined contribution plans

51

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2014 and 2013

The expense related to post-employment benefit plans under defined contribution plans for the years ended December 31, 2014 and 2013 were as follows:

(in millions of Won)	2014		2013
Expense related to post-employment benefit plans under defined contribution plans	￦	18,229	15,903

(b)	Defined benefit plans

1)	The amounts recognized in relation to net defined benefit liabilities in the statements of financial position as of December 31, 2014 and 2013 are as follows:

(in millions of Won)	2014		2013
Present value of funded obligations	￦	1,017,164	905,918
Fair value of plan assets		(931,006)	(805,268)

Net defined benefit liabilities	￦	86,158	100,650

2)	Changes in present value of defined benefit obligations for the years ended December 31, 2014 and 2013 were as follows:

(in millions of Won)	2014		2013
Defined benefit obligation at the beginning of period	￦	905,918	817,618
Current service costs		113,688	118,975
Interest costs		32,595	27,942
Remeasurement :		47,604	11,553
- Loss from change in financial assumptions		36,238	13,555
- Loss (Gain) from change in demographic assumptions		11,366	(2,002)
Transfer-in		1,959	—
Benefits paid		(84,600)	(70,170)

Defined benefit obligation at the end of period	￦	1,017,164	905,918

52

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2014 and 2013

3)	Changes in the fair value of plan assets for the years ended December 31, 2014 and 2013 were as follows:

(in millions of Won)	2014		2013
Fair value of plan assets at the beginning of period	￦	805,268	677,362
Interest on plan assets		31,911	24,261
Remeasurement of plan assets		(8,417)	86
Contributions to plan assets		146,000	140,000
Transfer-in		1,959	—
Benefits paid		(45,715)	(36,441)

Fair value of plan assets at the end of period	￦	931,006	805,268

The Company expects to make an estimated contribution of ￦146,000 million to the defined benefit plan assets in 2015.

4)	The fair value of plan assets as of December 31, 2014 and 2013 are as follows:

(in millions of Won)	2014		2013
Debt instruments	￦	125,353	—
Deposits		749,749	805,202
Others		55,904	66

Total	￦	931,006	805,268

5)	The amounts recognized in the statements of comprehensive income for the years ended December 31, 2014 and 2013 were as follows:

(in millions of Won)	2014		2013
Current service costs	￦	113,688	118,975
Net interest costs(*1)		684	3,681

	￦	114,372	122,656

(*1)	The actual return on plan assets amounted to ￦23,494 million and ￦24,347 million for the years ended December 31, 2014 and 2013, respectively.

The above expenses by function were as follows:

(in millions of Won)	2014		2013
Cost of sales	￦	90,993	97,490
Selling and administrative expenses		23,121	23,834
Others		258	1,332

Total	￦	114,372	122,656

53

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2014 and 2013

6)	Actuarial gains (losses), net of tax recognized in other comprehensive income for the years ended December 31, 2014 and 2013 were as follows:

(in millions of Won)	2014	2013
Beginning	￦(158,462)	(149,770)
Current actuarial losses	(56,021)	(11,467)
Tax effects	13,557	2,775

Ending	￦(200,926)	(158,462)

7)	The principal actuarial assumptions as of December 31, 2014 and 2013 are as follows:

	2014	2013
Discount rate	2.96%	3.95%
Expected future increases in salaries(*1)	2.80%	3.30%

(*1)	The expected future increases in salaries are based on the average salary increase rate for the past three years.

All assumptions are reviewed at the end of the reporting period. Additionally, the total estimated defined benefit obligation includes actuarial assumptions associated with the long-term characteristics of the defined benefit plan.

8)	Reasonably possible changes at the reporting date to one of the relevant actuarial assumption, holding other assumptions constant, would have affected the defined benefit obligation by the amounts shown below:

	1% Increase		1% Decrease
(in millions of Won)	Amount	Percentage(%)	Amount	Percentage(%)
Discount rate	￦(73,296)	(7.2)	91,644	9.0
Expected future increases in salaries	90,883	8.9	(74,078)	(7.3)

9)	As of December 31, 2014 the maturity of the expected benefit payments are as follows:

	Within	1 year	5 years	10 years	After
(in millions of Won)	1 year	- 5 years	- 10 years	- 20 years	20 years	Total
Benefits paid	￦ 201	69,783	379,347	670,110	190,989	1,310,430

The maturity analysis of the defined benefit obligation were nominal amounts of defined benefit obligations using expected remaining working lives of employees.

54

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2014 and 2013

21. Other Liabilities

Other liabilities as of December 31, 2014 and 2013 are as follows:

(in millions of Won)	2014		2013
Current
Advances received	￦	88,880	20,912
Withholding		18,417	15,905
Unearned revenue		1,211	1,292

		108,508	38,109

Non-current
Unearned revenue		234	538
Others		—	3,000

	￦	234	3,538

22. Financial Instruments

(a)	Classification of financial instruments

1)	Financial assets as of December 31, 2014 and 2013 are as follows:

(in millions of Won)	2014		2013
Financial assets at fair value through profit or loss
Derivatives assets held for trading	￦	10,233	7,788
Available-for-sale financial assets		1,785,029	3,354,770
Loans and receivables		6,024,798	7,263,709

	￦	7,820,060	10,626,267

2)	Financial liabilities as of December 31, 2014 and 2013 are as follows:

(in millions of Won)	2014		2013
Financial liabilities at fair value through profit or loss
Derivatives liabilities held for trading	￦	—	212,427

Financial liabilities measured at amortized cost
Trade accounts and notes payable		777,401	735,457
Borrowings		6,537,217	8,663,071
Financial guarantee liabilities(*1)		59,810	65,121
Others		1,036,487	916,562

		8,410,915	10,380,211

	￦	8,410,915	10,592,638

55

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2014 and 2013

(*1)	Financial liabilities were recognized in connection with financial guarantee contracts as of December 31, 2014. The details of the amount of guarantees provided are as follows:

(in millions of Won)
Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent
POSCO(Guangdong)	BOA	USD	30,000,000	32,976
Automotive Steel Co., Ltd.	SMBC	USD	35,000,000	38,472
Zhangjiagang Pohang	BTMU	USD	30,000,000	32,976
Stainless Steel Co., Ltd.	Credit Agricole	USD	50,000,000	54,960
	Mizuho	USD	50,000,000	54,960
POSCO Maharashtra	Citi	USD	60,000,000	65,952
Steel Private Limited	DBS	USD	100,000,000	109,920
	HSBC	USD	80,000,000	87,936
	ING	USD	30,000,000	32,976
	KDB	USD	30,000,000	32,976
	Export-Import Bank of Korea	USD	193,000,000	212,146
	SCB	USD	73,069,000	80,317
POSCO ASSAN TST	KDB	USD	50,000,000	54,960
STEEL INDUSTRY	SMBC	USD	71,392,500	78,475
	ING	USD	45,000,000	49,464
	HSBC	USD	27,000,000	29,678
POSCO Electrical Steel	SCB	USD	33,784,000	37,135
India Private Limited	ING	USD	50,000,000	54,960
POSCO Investment Co., Ltd.	BOC	CNY	350,000,000	62,031
	BOA	USD	45,000,000	49,464
	BTMU	USD	30,000,000	32,976
	HSBC	USD	50,000,000	54,960
	ING	USD	30,000,000	32,976
	JP Morgan	USD	50,000,000	54,960
	SCB	USD	45,000,000	49,464
	SMBC	USD	30,000,000	32,976
	Mizuho	USD	50,000,000	54,960
POSCO MEXICO S.A. DE C.V.	BOA	USD	40,000,000	43,968
	HSBC	USD	40,000,000	43,968
	KDB	USD	50,000,000	54,960
	Mizuho	USD	45,000,000	49,464
	SMBC	USD	109,725,000	120,610
POSCO-VIETNAM Co., Ltd.	Export-Import Bank of Korea	USD	196,000,000	215,443
	HSBC	USD	30,000,000	32,976
	Mizuho	USD	16,000,000	17,587
POSCO VST CO., LTD.	ANZ	USD	25,000,000	27,480
	HSBC	USD	20,000,000	21,984
	Mizuho	USD	20,000,000	21,984
LLP POSUK Titanium	Kookmin Bank	USD	15,000,000	16,488
PT. KRAKATAU POSCO	ANZ	USD	73,500,000	80,791
	BOA	USD	35,000,000	38,472
	BTMU	USD	119,000,000	130,805
	Credit Suisse AG	USD	91,000,000	100,027
	HSBC	USD	91,000,000	100,027
	Export-Import Bank of Korea	USD	567,000,000	623,246
	Mizuho	USD	105,000,000	115,416
	SCB	USD	107,800,000	118,494
	SMBC	USD	140,000,000	153,888
	CTBC	USD	21,000,000	23,083
CSP—Compania Siderurgica do Pecem	KDB	USD	56,666,667	62,288

		USD	3,381,937,167	3,717,424
		CNY	350,000,000	62,031

56

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2014 and 2013

3)	Finance income and costs by category of financial instrument for the years ended December 31, 2014 and 2013 were as follows:

	For the year ended December 31, 2014

(in millions of Won)	Finance income and costs
	Interest income (cost)		Dividend income	Gain and loss on foreign currency	Gain and loss on disposal	Impairment loss	Others	Total	Other comprehensive income (loss)
Financial assets at fair value through profit or loss	￦	—	—	—	—	—	2,445	2,445	—
Available-for-sale financial assets		298	41,342	—	226,215	(352,040)	—	(84,185)	(309,897)
Loans and receivables		92,774	—	65,667	—	—	(648)	157,793	—
Financial liabilities at fair value through profit or loss		—	—	—	(24,123)	—	—	(24,123)	—
Financial liabilities at amortized cost		(256,636)	—	(26,749)	(38,596)	—	(257)	(322,238)	—

	￦	(163,564)	41,342	38,918	163,496	(352,040)	1,540	(270,308)	(309,897)

Finance income in the statement of comprehensive income includes the dividends from subsidiaries, associates, and joint ventures of ￦306,833 million for the year ended December 31, 2014.

‚	For the year ended December 31, 2013

(in millions of Won)	Finance income and costs
	Interest income (cost)		Gain and loss on valuation	Gain and loss on foreign currency	Gain and loss on disposal	Impairment loss	Others	Total	Other comprehensive income (loss)
Financial assets at fair value through profit or loss	￦	—	1,773	—	8,869	—	—	10,642	—
Available-for-sale financial assets		4,568	—	—	97,013	(170,805)	45,829	(23,395)	400,577
Held-to-maturity investments		367	—	—	—	—	—	367	—
Loans and receivables		101,737	—	(19,619)	(80)	—	(898)	81,140	—
Financial liabilities at fair value through profit or loss		—	(195,719)	—	—	—	—	(195,719)	—
Financial liabilities at amortized cost		(271,020)	—	304,629	—	—	(314)	33,295	—

	￦	(164,348)	(193,946)	285,010	105,802	(170,805)	44,617	(93,670)	400,577

Finance income in the statement of comprehensive income includes the dividends from subsidiaries, associates, and joint ventures of ￦142,383 million for the year ended December 31, 2013.

57

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2014 and 2013

(b)	Credit risk

1)	Credit risk exposure

The carrying amount of financial assets represents the Company’s maximum exposure to credit risk. The maximum exposure to credit risk as of December 31, 2014 and 2013 are as follows:

(in millions of Won)	2014		2013
Cash and cash equivalents	￦	1,742,767	1,394,315
Financial assets at fair value through profit or loss		10,233	7,788
Available-for-sale financial assets		17,408	20,855
Loans and other receivables		1,100,924	2,471,486
Trade accounts and notes receivable		3,157,266	3,393,444
Long-term trade accounts and notes receivable		23,841	4,464

	￦	6,052,439	7,292,352

The Company provided financial guarantee for the repayment of loans of subsidiaries, associates, and joint ventures. As of December 31, 2014 and 2013, the maximum exposure to credit risk caused by financial guarantee amounted to ￦3,779,455 million and ￦3,579,693 million, respectively.

2)	Impairment losses on financial assets

	Allowance for doubtful accounts as of December 31, 2014 and 2013 were as follows:

(in millions of Won)	2014		2013
Trade accounts and note receivable	￦	9,982	10,100
Other accounts receivable		10,533	10,571
Long-term loans		—	14,453
Other assets		—	13

	￦	20,515	35,137

‚	Impairment losses on financial assets for the years ended December 31, 2014 and 2013 were as follows:

(in millions of Won)	2014		2013
Bad debt expenses	￦	19,605	3,980
Impairment loss on available-for-sale securities		352,040	170,805

58

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2014 and 2013

ƒ	The aging and impairment losses of trade accounts and notes receivable as of December 31, 2014 and 2013 are as follows:

	2014			2013
(in millions of Won)	Trade accounts and notes receivable		Impairment	Trade accounts and notes receivable	Impairment
Not due	￦	3,025,296	—	3,072,283	—
Over due less than 1 month		46,656	57	68,759	58
1 month-3 months		12,468	212	26,657	674
3 months-12 months		8,061	46	174,479	1,241
Over 12 months		98,608	9,667	65,830	8,127

	￦	3,191,089	9,982	3,408,008	10,100

„	Changes in the allowance for doubtful accounts for the years ended December 31, 2014 and 2013 were as follows:

(in millions of Won)	2014		2013
Beginning	￦	35,137	37,241
Bad debt expenses		19,605	3,980
Others		(34,227)	(6,084)

Ending	￦	20,515	35,137

(c)	Liquidity risk

Contractual maturities for non-derivate financial liabilities, including estimated interest, are as follows:

(in millions of Won)	Book value		Cash flow for contracts	Not later than 3 month	3 month -6 months	6 months -1 year	1 year -5 years	After 5 years
Trade accounts payable	￦	777,401	777,401	777,401	—	—	—	—
Borrowings		6,537,217	7,489,767	171,824	83,008	1,248,159	4,447,408	1,539,368
Financial guarantee liabilities(*1)		59,810	3,779,455	3,779,455	—	—	—	—
Other financial liabilities		1,036,487	1,038,275	938,357	303	9,020	90,595	—

	￦	8,410,915	13,084,898	5,667,037	83,311	1,257,179	4,538,003	1,539,368

(*1)	For issued financial guarantee contracts, the maximum amount of the guarantee is allocated to the earliest period in which the guarantee could be called.

59

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2014 and 2013

(d)	Currency risk

1)	The Company has exposure to the risk that the fair value or future cash flows of a financial instrument will fluctuate because of the changes in foreign exchange rates. The exposure to currency risk as of December 31, 2014 and 2013 are as follows:

	2014			2013
(in millions of Won)	Assets		Liabilities	Assets	Liabilities
USD	￦	988,023	2,839,040	701,159	3,815,529
JPY		56,037	721,588	450,938	1,370,603
CNH		—	—	76,678	—
INR		365,705	—	34,513	—
Others		15,677	1,725	11,032	3,357

	￦	1,425,442	3,562,353	1,274,320	5,189,489

2)	As of December 31, 2014 and 2013, provided that functional currency against foreign currencies other than functional currency hypothetically strengthens or weakens by 10%, the changes in gain or loss for the years ended December 31, 2014 and 2013 were as follows:

	2014			2013
(in millions of Won)	10% increase		10% decrease	10% increase	10% decrease
USD	￦	(185,102)	185,102	(311,437)	311,437
JPY		(66,555)	66,555	(91,967)	91,967
CNH		—	—	7,668	(7,668)
INR		36,571	(36,571)	3,451	(3,451)

(e)	Interest rate risk

1)	The carrying amount of interest-bearing financial instruments as of December 31, 2014 and 2013 were as follows:

(in millions of Won)	2014		2013
Fixed rate
Financial assets	￦	2,478,673	3,773,978
Financial liabilities		(6,469,632)	(8,580,517)

	￦	(3,990,959)	(4,806,539)

Variable rate
Financial liabilities	￦	(67,585)	(82,554)

2)	Sensitivity analysis on the fair value of financial instruments with fixed interest rate

The Company does not account for any fixed rate financial assets and liabilities at fair value through profit or loss, and the Company does not designate derivatives (interest rate swaps) as hedging instruments under a fair value hedge accounting model. Therefore a change in interest rates at the reporting date would not affect profit or loss.

60

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2014 and 2013

3)	Sensitivity analysis on the fair value of financial instruments with variable interest rate

As of December 31, 2014 and 2013, provided that other factors remain the same and the interest rate of borrowings with floating rates increases or decreases by 1%, the changes in interest expense for the years ended December 31, 2014 and 2013 were as follows:

	2014		2013
(in millions of Won)	1% increase	1% decrease	1% increase	1% decrease
Variable rate financial instruments	￦ (676)	676	(826)	826

(f)	Fair value

1)	Fair value and book value

The carrying amount and the fair value of financial instruments as of December 31, 2014 and 2013 are as follows:

	2014			2013
(in millions of Won)	Book value		Fair value	Book value	Fair value
Assets measured at fair value
Available-for-sale financial assets(*1)	￦	1,648,567	1,648,567	3,224,711	3,224,711
Derivatives assets held for trading(*2)		10,233	10,233	7,788	7,788

		1,658,800	1,658,800	3,232,499	3,232,499

Assets measured amortized cost(*3)
Cash and cash equivalents		1,742,767	1,742,767	1,394,315	1,394,315
Trade accounts and note receivable, net		3,181,107	3,181,107	3,397,908	3,397,908
Loans and other receivables		1,100,924	1,100,924	2,471,486	2,471,486

		6,024,798	6,024,798	7,263,709	7,263,709

Liabilities measured at fair value
Derivatives liabilities held for trading(*2)		—	—	212,427	212,427

Liabilities measured amortized cost(*3)
Trade accounts and notes payable		777,401	777,401	735,457	735,457
Borrowings		6,537,217	6,918,972	8,663,071	8,943,063
Financial guarantee liabilities		59,810	59,810	65,121	65,121
Others		1,036,487	1,036,487	916,562	916,562

	￦	8,410,915	8,792,670	10,380,211	10,660,203

(*1)	The fair value of available-for-sale financial assets publicly traded is measured at the closing bid price quoted at the end of the reporting period. Meanwhile, the fair value of unquoted available-for-sale financial assets is calculated using the valuation results from an external pricing service in which weighted average cost of capital of evaluated companies is used as a discount rate. Available-for-sale financial assets which are not measured at fair value are excluded.
(*2)	The fair value of derivatives is measured using valuation models such as Black-Scholes model and others in which the market yields on government bonds are used as a discount rate.
(*3)	The fair value of financial assets and liabilities measured at amortized cost is determined at the present value of estimated future cash flows discounted at the current market interest rate. The fair value is calculated for the disclosures in the notes. On the other hand, the Company has not performed fair value measurement for the financial assets and liabilities measured at amortized cost except borrowings since their carrying amounts approximate fair value.

61

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2014 and 2013

2)	Interest rate for determining fair value

Interest rates used to discount the estimated cash flows as of December 31, 2014 and 2013 are as follows:

	2014	2013
Borrowings	0.74%~3.69%	0.76%~4.08%

3)	The fair value hierarchy

	The fair value of financial instruments by fair value hierarchy as of December 31, 2014 and 2013 are as follows:

a.	December 31, 2014

(in millions of Won)	Level 1		Level 2	Level 3	Total
Financial assets
Available-for-sale financial assets	￦	1,620,390	—	28,177	1,648,567
Derivatives assets held for trading		—	10,233	—	10,233

	￦	1,620,390	10,233	28,177	1,658,800

b.	December 31, 2013

(in millions of Won)	Level 1		Level 2	Level 3	Total
Financial assets
Available-for-sale financial assets	￦	2,554,421	—	670,290	3,224,711
Derivatives assets held for trading		—	7,788	—	7,788

		2,554,421	7,788	670,290	3,232,499

Financial liabilities
Derivatives liabilities held for trading	￦	—	212,427	—	212,427

62

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2014 and 2013

‚	Changes in financial assets classified as level 3 for the years ended December 31, 2014 and 2013 were as follows:

(in millions of Won)	2014		2013
Beginning	￦	670,290	671,025
Acquisition		2,675	6,857
Other comprehensive income (loss)		117,804	(4,015)
Impairment		(169,519)	(3,577)
Disposal and others(*1)		(593,073)	—

Ending	￦	28,177	670,290

(*1)	Included ￦580,062 million transfer to assets held for sale for the year ended December 31, 2014.

23. Share Capital and Capital Surplus

(a)	Share capital as of December 31, 2014 and 2013 are as follows:

(Share, Won)	2014		2013
Authorized shares		200,000,000	200,000,000
Par value	￦	5,000	5,000
Issued shares(*1)		87,186,835	87,186,835
Shared capital(*2)	￦	482,403,125,000	482,403,125,000

(*1)	As of December 31, 2014, total numbers of ADRs of 51,622,460 are equivalent to 12,905,615 shares of common stock.
(*2)	As of December 31, 2014 the difference between the ending balance of common stock and the par value of issued common stock is ￦46,469 million due to retirement of 9,293,790 treasury stocks.

(b)	The changes in issued common stock for the years ended December 31, 2014 and 2013 were as follows:

	2014				2013
(Share)	Issued shares		Treasury shares	Number of outstanding shares	Issued shares	Treasury shares	Number of outstanding shares
Beginning	￦	87,186,835	(7,403,211)	79,783,624	87,186,835	(9,942,391)	77,244,444
Disposal of treasury shares		—	209,404	209,404	—	2,539,180	2,539,180
Ending		87,186,835	(7,193,807)	79,993,028	87,186,835	(7,403,211)	79,783,624

63

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2014 and 2013

(c)	Capital surplus as of December 31, 2014 and 2013 were as follows:

(in millions of Won)	2014		2013
Additional paid in capital	￦	463,825	463,825
Gain on disposal of treasury shares		783,791	769,215

	￦	1,247,616	1,233,040

24. Hybrid Bonds

(a)	Hybrid bonds classified as equity as of December 31, 2014 were as follows:

(in millions of Won)	Date of issue	Date of maturity	Rate of interest (%)	2014		2013
Hybrid bond 1-1(*1)	2013-06-13	2043-06-13	4.30	￦	800,000	800,000
Hybrid bond 1-2(*1)	2013-06-13	2043-06-13	4.60		200,000	200,000
Issuance cost					(3,081)	(3,081)

				￦	996,919	996,919

(*1)	Details of hybrid bonds as of December 31, 2014 are as follows:

(in millions of Won)	Hybrid bond 1-1	Hybrid bond 1-2
Issue price	800,000	200,000
Maturity date	30 years (The Company has a right to extend the maturity date)	30 years (The Company has a right to extend the maturity date)
Interest rate

Issue date ~ 2018-06-12 : 4.3%

reset every 5 years as follows;

•       After 5 years : return on government bond (5 years) + 1.3%

•       After 10 years : additionally + 0.25% according to Step-up clauses

•       After 25 years : additionally + 0.75%

Issue date ~ 2023-06-12 : 4.6%

reset every 10 years as follows;

•       After 10 years : return on government bond (10 years) + 1.4%

•       After 10 years : additionally + 0.25% according to Step-up clauses

•       After 30 years : additionally + 0.75%

Interest payments condition	Quarterly (Optional deferral of interest payment is available to the Company)	Quarterly (Optional deferral of interest payment is available to the Company)
Others	The Company can call the hybrid bond at year 5 and interest payment date afterwards	The Company can call the hybrid bond at year 10 and interest payment date afterwards
The Company holds the right to extend the maturity dates of the hybrid bonds and to defer interest payments for the hybrid bonds. If interest payments for the hybrid bonds are deferred, the Company cannot declare or pay dividends attributable to common stock. Since the Company has an unconditional right to avoid delivering cash or another financial asset to settle a contractual obligation, the hybrid bonds have been classified as equity instruments. The interest accumulated but not paid on the hybrid bonds as of December 31, 2014 amounts to ￦2,301 million.

64

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2014 and 2013

25. Reserves

(a)	Reserves as of December 31, 2014 and 2013 are as follows:

(in millions of Won)	2014		2013
Accumulated changes in the unrealized fair value of available-for-sale investments, net of tax	￦	94,042	403,939

(b)	Changes in the accumulated unrealized fair value of available-for-sale investments for the years ended December 31, 2014 and 2013 were as follows:

(in millions of Won)	2014		2013
Beginning balance	￦	403,939	3,362
Changes in unrealized fair value of available-for-sale investments		(523,168)	467,942
Reclassification to profit or loss upon disposal		(237,708)	(93,976)
Impairment of available -for-sale securities		352,040	170,805
Tax effects		98,939	(144,194)

Ending balance	￦	94,042	403,939

26. Treasury Shares

Based on the Board of Director’s resolution, the Company holds treasury shares for the business purposes including price stabilization. The changes in treasury shares for the years ended December 31, 2014 and 2013 were as follows:

	2014			2013
(shares, in millions of Won)	Number of shares	Amount		Number of shares	Amount
Beginning	7,403,211	￦	1,579,124	9,942,391	￦	2,391,406
Disposal of treasury shares	(209,404)		(44,667)	(2,539,180)		(812,283)

Ending	7,193,807	￦	1,534,457	7,403,211	￦	1,579,123

27. Retained Earnings

(a)	Retained earnings as of December 31, 2014 and 2013 are summarized as follows:

(in millions of Won)	2014		2013
Legal reserve	￦	241,202	241,202
Reserve for business rationalization		918,300	918,300
Reserve for research and manpower development		1,600,000	1,573,333
Appropriated retained earnings for business expansion		35,510,500	34,310,500
Appropriated retained earnings for dividends		1,806,570	2,044,113
Unappropriated retained earnings		1,112,336	1,686,836

	￦	41,188,908	40,774,284

65

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2014 and 2013

(b)	Statements of appropriation of retained earnings as of December 31, 2014 and 2013 are as follows:

(in millions of Won)	2014		2013
Retained earnings before appropriation
Unappropriated retained earnings carried over from prior year	￦	219,010	291,582
Actuarial losses		(42,464)	(8,692)
Interests of Hybrid bonds		(43,600)	(24,161)
Interim dividends		(159,568)	(154,489)
Dividends (ratio) per share
￦2,000 (40%) in 2014
￦2,000 (40%) in 2013
Profit for the period		1,138,958	1,582,596

		1,112,336	1,686,836
Transfer from discretionary reserve
Reserve for research and manpower development		493,333	383,333
Appropriated retained earnings for dividends		354,787	237,543

		848,120	620,876
Appropriation of retained earnings
Cash dividends
Dividends (ratio) per share		479,958	478,702
￦6,000 (120%) in 2014
￦6,000 (120%) in 2013
Reserve for research and manpower development		—	410,000
Appropriated retained earnings for business expansion		1,200,000	1,200,000

		1,679,958	2,088,702

Unappropriated retained earnings carried forward to subsequent year	￦	280,498	219,010

28. Revenue

Details of revenue for the years ended December 31, 2014 and 2013 were as follows:

(in millions of Won)	2014		2013
Revenues
Sales of goods	￦	29,105,087	30,436,474
Others		113,767	107,071

	￦	29,218,854	30,543,545

66

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2014 and 2013

29. Selling and Administrative Expenses

(a)	Administrative expenses

Administrative expenses for the years ended December 31, 2014 and 2013 were as follows:

(in millions of Won)	2014		2013
Wages and salaries	￦	204,989	198,726
Expenses related to post-employment benefits		24,224	23,994
Other employee benefits		53,388	44,630
Travel		13,599	14,906
Depreciation		23,430	25,074
Amortization		52,923	18,126
Rental		68,859	54,931
Repairs		10,918	13,623
Advertising		85,486	89,584
Research & development		137,433	150,786
Service fees		184,215	183,053
Vehicles maintenance		7,046	7,012
Industry association fee		7,252	7,710
Training		10,157	9,593
Conference		5,209	4,956
Bad debt expenses		7,976	3,980
Others		36,880	42,282

	￦	933,984	892,966

(b)	Selling expenses

Selling expenses for the years ended December 31, 2014 and 2013 were as follows:

(in millions of Won)	2014		2013
Freight and custody expenses	￦	872,594	842,424
Operating expenses for distribution center		9,823	9,370
Sales commissions		79,091	70,397
Sales advertising		4,698	3,145
Sales promotion		5,161	6,375
Sample		1,649	1,247
Sales insurance premium		6,170	7,871

	￦	979,186	940,829

67

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2014 and 2013

30. Research and Development Expenditures Recognized as Expense

Research and development expenditures recognized as expenses for the years ended December 31, 2014 and 2013 were as follows:

(in millions of Won)	2014		2013
Selling and administrative expenses	￦	137,433	150,786
Cost of sales		343,516	364,876

	￦	480,949	515,662

31. Reconciliation of Operating Profit

The operating profit in the Company’s separate statements of comprehensive income prepared in accordance with K-IFRS differs from that in its separate statements of comprehensive income prepared in accordance with IFRS as issued by IASB. The table below sets forth a reconciliation of the Company’s results from operating activities as presented in the Company’s separate statements of comprehensive income prepared in accordance with K-IFRS for each of the years ended December 31, 2014 and 2013 to the operating profit as presented in the Company’s separate statements of comprehensive income prepared in accordance with IFRS as issued by IASB for each of the corresponding years.

(in millions of Won)	2014		2013
Operating profits on the statement of comprehensive income (K-IFRS) (Note 33)	￦	2,350,035	2,215,133

Add
Gain on disposals of property, plant and equipment		8,882	6,773
Reversal of impairment loss on intangible assets		2,256	—
Gain on disposals of investment in subsidiaries, associates and joint ventures		—	14,544
Gain on disposals of assets held for sale		—	67,875
Reversal of allowance for doubtful accounts		14,453	—
Others		21,273	50,856

		46,864	140,048

Deduct
Loss on disposals of property, plant and equipment		(57,777)	(94,533)
Impairment loss on property, plant and equipment		(30,334)	(5,697)
Loss on disposals of intangible assets		(367)	(315)
Impairment loss on intangible assets		(1,666)	(581)
Loss on disposals of investment in subsidiaries, associates and joint ventures		—	(12,295)
Impairment loss on investment in subsidiaries, associates and joint ventures		(209,795)	(235,794)
Impairment loss on assets held for sale		—	(1,814)
Other bad debt expenses		(26,082)	—
Contribution to provisions		(89,844)	—
Donations		(50,654)	(40,319)
Others		(245,512)	(27,251)

		(712,031)	(418,599)

Operating profit (IFRS as issued by IASB)	￦	1,684,868	1,936,582

68

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2014 and 2013

32. Finance Income and Costs

Details of finance income and costs for the years ended December 31, 2014 and 2013 were as follows:

(in millions of Won)	2014		2013
Finance income
Interest income	￦	93,072	106,672
Dividend income		348,175	188,212
Gain on derivative transactions		22,973	9,144
Gain on foreign currency transactions		276,374	299,574
Gain on foreign currency translations		79,956	264,614
Gain on disposals of available-for-sale investment		226,299	97,085
Others		3,945	1,772

	￦	1,050,794	967,073

Finance costs
Interest expenses	￦	256,636	271,020
Loss on foreign currency transactions		209,787	261,019
Loss on foreign currency translations		107,625	18,159
Loss on valuation of derivatives		—	195,719
Impairment loss on available-for-sale investment		352,040	170,805
Others		88,181	1,638

	￦	1,014,269	918,360

69

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2014 and 2013

33. Other Non-Operating Income and Expenses

Details of other non-operating income and expenses for the years ended December 31, 2014 and 2013 were as follows:

(in millions of Won)	2014		2013
Other non-operating income
Gain on disposals of property, plant and equipment	￦	8,882	6,773
Reversal of impairment loss on intangible assets		2,256	—
Gain on disposals of investment in subsidiaries, associates and joint ventures		—	14,544
Gain on disposals of assets held for sale		—	67,875
Reversal of allowance for doubtful accounts		14,453	—
Others		21,273	50,856

		46,864	140,048

Other non-operating expenses
Loss on disposals of property, plant and equipment		57,777	94,533
Impairment loss on property, plant and equipment		30,334	5,697
Loss on disposals of intangible assets		367	315
Impairment loss on intangible assets		1,666	581
Loss on disposals of investment in subsidiaries, associates and joint ventures		—	12,295
Impairment loss on investment in subsidiaries, associates and joint ventures		209,795	235,794
Impairment loss on assets held for sale		—	1,814
Other bad debt expenses		26,082	—
Contribution to provisions		89,844	—
Donations		50,654	40,319
Others(*1)		245,512	27,251

	￦	712,031	418,599

(*1)	As a result of Korea National Tax Service’s periodic audit of tax payments and refunds of the Company, the Company recognized additional tax payments amounting to ￦202,739 million, primarily related to VAT, for the year ended December 31, 2014.

70

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2014 and 2013

34. Expenses by Nature

Expenses that are recorded by nature as cost of sales, selling and administrative expenses and other non-operating expenses in the statements of comprehensive income for the years ended December 31, 2014 and 2013 were as follows (excluding finance costs and income tax expenses):

(in millions of Won)	2014		2013
Changes in inventories(*1)	￦	(81,303)	304,068
Raw materials and consumables used		17,648,525	19,380,227
Employee benefits expenses(*3)		1,462,675	1,425,008
Outsourced processing cost		2,204,385	2,078,917
Depreciation(*2)		2,067,793	1,932,002
Amortization		74,112	38,067
Electricity and water expenses		1,019,769	836,199
Service fees		240,493	243,954
Rental		87,466	76,152
Advertising		85,486	89,584
Freight and custody expenses		872,594	842,424
Sales commissions		79,091	70,397
Loss on disposals of property, plant and equipment		57,777	94,533
Impairment loss on investments in subsidiaries, associates and joint ventures		209,795	235,794
Contribution to provisions		89,844	—
Other expenses		1,462,348	1,099,685

	￦	27,580,850	28,747,011

(*1)	Changes in inventories are the changes in products, semi-finished products and by-products.
(*2)	Includes depreciation of investment property.
(*3)	The details of employee benefits expenses for the years ended December 31, 2014 and 2013 were as follows:

(in millions of Won)	2014		2013
Wages and salaries	￦	1,330,074	1,286,449
Expenses related to post-employment benefits		132,601	138,559

	￦	1,462,675	1,425,008

71

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2014 and 2013

35. Income Taxes

(a)	Income tax expense for the years ended December 31, 2014 and 2013 were as follows:

(in millions of Won)	2014		2013
Current income taxes	￦	461,029	291,035
Deferred income taxes		13,564	254,790
Items credited directly to shareholders’ equity		107,842	(143,126)

Income tax expense	￦	582,435	402,699

(b)	The calculated income tax expense based on statutory rates compared to the actual amount of taxes recorded by the Company for the years ended December 31, 2014 and 2013 were as follows:

(in millions of Won)	2014		2013
Profit before income tax expense	￦	1,721,393	1,985,295
Income tax expense computed at statutory rate		416,115	480,441
Adjustments:
Tax credit		(31,947)	(134,670)
Adjustments on prior year tax from tax audit		15,572	—
Under(over) provision from prior years		(2,957)	2,253
Tax effects due to amendments to local income tax law		38,249	—
Investment in subsidiaries, associates and joint ventures		118,993	57,823
Tax effect due to permanent differences		31,132	(11,071)
Others		(2,722)	7,923

		166,320	(77,742)

Income tax expense	￦	582,435	402,699

Effective tax rate (%)		33.8%	20.3%

(c)	The income taxes credited (charged) directly to equity for the years ended December 31, 2014 and 2013 were as follows:

(in millions of Won)	2014		2013
Net changes in the unrealized fair value of available-for-sale securities	￦	98,939	(144,194)
Defined benefit plan actuarial losses		13,557	2,775
Gain on disposal of treasury shares		(4,654)	(1,707)

	￦	107,842	(143,126)

72

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2014 and 2013

(d)	The movements in deferred tax assets (liabilities) for the years ended December 31, 2014 and 2013 were as follows:

(in millions of Won)	2014				2013
	December 31, 2013		Increase (decrease)	December 31, 2014	December 31, 2012	Increase (decrease)	December 31, 2013
Deferred income tax due to temporary differences
Reserve for special repairs	￦	(28,462)	16,049	(12,413)	(29,013)	551	(28,462)
Reserve for technology developments		(375,100)	119,387	(255,713)	(368,647)	(6,453)	(375,100)
PPE-Depreciation		(48,133)	8,982	(39,151)	(56,394)	8,261	(48,133)
Prepaid expenses		27,680	(10,253)	17,427	29,781	(2,101)	27,680
PPE-Revaluation		(1,002,798)	(210,911)	(1,213,709)	(789,056)	(213,742)	(1,002,798)
Loss on foreign currency translation		(174,930)	126,516	(48,414)	(52,508)	(122,422)	(174,930)
Defined benefit obligations		184,389	31,757	216,146	157,559	26,830	184,389
Plan assets		(194,925)	(26,291)	(221,216)	(161,152)	(33,773)	(194,925)
Accrued revenue		(1,932)	1,054	(878)	(2,575)	643	(1,932)
Impairment loss on AFS		81,816	23,095	104,911	40,482	41,334	81,816
Difference in acquisition costs of treasury stocks		64,213	(2,074)	62,139	20,378	43,835	64,213
Others		144,399	(49,229)	95,170	101,809	42,590	144,399

		(1,323,783)	28,082	(1,295,701)	(1,109,336)	(214,447)	(1,323,783)

Deferred tax from tax credit
Tax credit carry-forward		368,053	(154,142)	213,911	266,977	101,076	368,053

		368,053	(154,142)	213,911	266,977	101,076	368,053

Deferred income taxes recognized directly to equity
Loss (gain) on valuation of available-for-sale securities		(128,962)	98,939	(30,023)	15,232	(144,194)	(128,962)
Defined benefit plan actuarial losses		50,590	13,557	64,147	47,815	2,775	50,590

		(78,372)	112,496	34,124	63,047	(141,419)	(78,372)

	￦	(1,034,102)	(13,564)	(1,047,666)	(779,312)	(254,790)	(1,034,102)

73

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2014 and 2013

(e)	Deferred tax assets (liabilities) as of December 31, 2014, December 31, 2013 are as follows:

(in millions of Won)	2014				2013
	Assets		Liabilities	Net	Assets	Liabilities	Net
Deferred income tax due to temporary differences
Reserve for special repairs	￦	—	(12,413)	(12,413)	—	(28,462)	(28,462)
Reserve for technology developments		—	(255,713)	(255,713)	—	(375,100)	(375,100)
PPE - Depreciation		12,688	(51,839)	(39,151)	12,961	(61,094)	(48,133)
Prepaid expenses		17,427	—	17,427	27,680	—	27,680
PPE - Revaluation		—	(1,213,709)	(1,213,709)	—	(1,002,798)	(1,002,798)
Loss on foreign currency translation		74,104	(122,518)	(48,414)	60,196	(235,126)	(174,930)
Defined benefit obligations		216,146	—	216,146	184,389	—	184,389
Plan assets		—	(221,216)	(221,216)	—	(194,925)	(194,925)
Accrued revenue		—	(878)	(878)	—	(1,932)	(1,932)
Impairment loss on AFS		104,911	—	104,911	81,816	—	81,816
Difference in acquisition costs of treasury stocks		62,139	—	62,139	64,213	—	64,213
Others		186,164	(90,994)	95,170	157,303	(12,904)	144,399

		673,579	(1,969,280)	(1,295,701)	588,558	(1,912,341)	(1,323,783)

Deferred tax from tax credit
Tax credit carry-forward		213,911	—	213,911	368,053	—	368,053

Deferred income taxes recognized directly to equity
Loss (gain) on valuation of available-for-sale securities		15,509	(45,532)	(30,023)	40,404	(169,366)	(128,962)
Defined benefit plan actuarial losses		64,147	—	64,147	50,590	—	50,590

		79,656	(45,532)	34,124	90,994	(169,366)	(78,372)

	￦	967,146	(2,014,812)	(1,047,666)	1,047,605	(2,081,707)	(1,034,102)

74

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2014 and 2013

36. Earnings per Share

Basic and diluted earnings per share for the years ended December 31, 2014 and 2013 are as follows:

(in millions of Won
except per share information)	2014		2013
Profit for the period	￦	1,138,958	1,582,596
Interests of hybrid bonds		(33,049)	(18,314)
Weighted-average number of common shares outstanding(*1)		79,801,539	78,009,654
Basic and diluted earnings per share		13,858	20,052

(*1)	The weighted-average number of common shares used to calculate basic and diluted earnings per share are as follows:

(in share)	2014	2013
Total number of common shares issued	87,186,835	87,186,835
Weighted-average number of treasury shares	(7,385,296)	(9,177,181)

Weighted-average number of common shares outstanding	79,801,539	78,009,654

Since there were no potential shares of common stock which had dilutive effects as of December 31, 2014 and 2013, diluted earnings per share is equal to basic earnings per share.

75

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2014 and 2013

37. Related Party Transactions

(a)	Significant transactions with related companies for the years ended December 31, 2014 and 2013 were as follows:

1)	For the year ended December 31, 2014

	Sales and others(*1)				Purchase and others(*2)
(in millions of Won)	Sales		Others	Total	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others	Total
Subsidiaries(*3)
POSCO ENGINEERING & CONSTRUCTION., LTD.	￦	22,659	16,789	39,448	544,202	247,286	3,689	30,852	826,029
POSCO Processing & Service		1,075,567	8,649	1,084,216	785,943	—	—	1,681	787,624
POSCO COATED & COLOR STEEL Co., Ltd.		444,513	12	444,525	—	—	12,313	195	12,508
POSCO ICT(*5)		929	2,593	3,522	356	209,893	26,231	161,173	397,653
POSMATE		520	2,178	2,698	411	28	16,475	34,188	51,102
eNtoB Corporation		—	3	3	297,119	10,433	137	21,073	328,762
POSCO CHEMTECH		532,973	26,537	559,510	513,759	5,449	301,149	923	821,280
POSCO M-TECH		180	24	204	117,940	2,385	200,622	6,887	327,834
POSCO ENERGY CO., LTD.		177,517	1,230	178,747	—	2,263	—	20	2,283
POSCO TMC Co., Ltd.		240,318	9	240,327	—	—	1,056	1,611	2,667
POSCO AST		503,452	5	503,457	10,396	—	57,355	2,671	70,422
POSHIMETAL Co., Ltd.		11,261	3,660	14,921	166,442	—	—	—	166,442
Daewoo International Corporation		3,558,652	20,652	3,579,304	90,361	—	—	3,857	94,218
POSCO Specialty Steel Co., Ltd.		5,313	201,927	207,240	40,124	—	1,939	266	42,329
POSCO America Corporation		747,933	2	747,935	—	—	—	1,794	1,794
POSCO Canada Ltd.		—	—	—	141,767	—	—	—	141,767
POSCO Asia Co., Ltd.		2,167,148	89	2,167,237	169,945	—	10,006	1,969	181,920
POSCO (Thailand) Company Limited		55,221	46	55,267	—	—	—	8	8
Qingdao Pohang Stainless Steel Co., Ltd.		79,783	—	79,783	—	—	—	19	19
POSCO (Suzhou) Automotive Processing Center Co., Ltd.		136,836	—	136,836	—	—	—	5	5
POSCO JAPAN Co., Ltd.		1,329,947	4	1,329,951	15,165	2,269	3	2,279	19,716
POSCO-India Pune Processing Center. Pvt. Ltd.		107,587	74	107,661	—	—	—	—	—
POSCO MEXICO S.A. DE C.V.		287,468	929	288,397	—	—	—	—	—
POSCO Maharashtra Steel Private Limited		444,407	6,053	450,460	—	—	—	—	—
DAEWOO INTERNATIONAL SINGAPORE		—	—	—	57,742	—	—	11,513	69,255
Others		680,066	1,827	681,893	158,484	63,932	15,585	51,674	289,675

		12,610,250	293,292	12,903,542	3,110,156	543,938	646,560	334,658	4,635,312

Associates and joint ventures(*3)
POSCO Plant Engineering Co., Ltd.(*4)		15,310	64	15,374	3,195	119,369	15,777	22,751	161,092
SNNC		3,077	5,716	8,793	339,991	—	—	5	339,996
POSCHROME (PROPRIETARY) LIMITED		—	—	—	59,241	—	—	—	59,241
PT. POSMI Steel Indonesia		6,061	30	6,091	—	—	—	—	—
POSK (Pinghu) Steel Processing Center Co., Ltd.		2,855	—	2,855	—	—	—	—	—
POSCO-SAMSUNG-Slovakia Processing Center		24,059	—	24,059	—	—	—	—	—
POSCO China Suzhou Processing Center Co., Ltd. (formerly, POSCO-SAMSUNG Suzhou Processing Center Co., Ltd.)		1,132	—	1,132	—	—	—	—	—
Others		737	41,873	42,610	3,668	—	—	—	3,668

		53,231	47,683	100,914	406,095	119,369	15,777	22,756	563,997

	￦	12,663,481	340,975	13,004,456	3,516,251	663,307	662,337	357,414	5,199,309

(*1)	Sales and others are mainly consist of sales of steel products to subsidiaries, associates and joint ventures. These are priced on an arm’s length basis.
(*2)	Purchases and others are mainly consist of subsidiaries’ purchases of construction services and purchases of raw materials to manufacture steel products. These are priced on an arm’s length basis.
(*3)	As of December 31, 2014, the Company provided guarantees to related parties (note 22).
(*4)	It is reclassified from associate to subsidiary due to the additional acquisition of its shares by the Company.
(*5)	Others mainly consist of service fees related to maintenance and repair of ERP System.

76

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2014 and 2013

2)	For the year ended December 31, 2013

	Sales and others				Purchase and others
(in millions of Won)	Sales		Others	Total	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others	Total
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION., LTD.	￦	16,439	3,421	19,860	3,042	2,235,798	5,855	9,242	2,253,937
POSCO Processing & Service		987,424	8	987,432	1,215,510	—	—	805	1,216,315
POSCO COATED & COLOR STEEL Co., Ltd.		472,353	25	472,378	—	—	10,648	98	10,746
POSCO Plant Engineering Co., Ltd.		2,324	19	2,343	1,499	67,081	13,733	2,492	84,805
POSCO ICT		1,210	195	1,405	679	279,660	31,231	157,126	468,696
POSMATE		1,419	85	1,504	805	1,041	15,732	32,894	50,472
eNtoB Corporation		—	10	10	234,352	13,241	149	20,079	267,821
POSCO CHEMTECH		512,139	25,868	538,007	491,562	21,832	287,584	1,223	802,201
POSCO M-TECH		11,122	94	11,216	158,709	2,336	220,986	141	382,172
POSCO ENERGY CO., LTD.		104,209	915	105,124	—	5,178	—	7	5,185
POSCO TMC Co., Ltd.		188,915	15	188,930	—	—	1,051	1,298	2,349
POSCO AST		500,193	10	500,203	6,985	—	56,520	2,029	65,534
POSHIMETAL Co., Ltd.		18,922	137	19,059	166,042	—	—	5	166,047
Daewoo International Corporation		3,522,678	65	3,522,743	16,297	—	—	2,843	19,140
POSCO America Corporation		596,681	1	596,682	—	—	—	339	339
POSCO Canada Ltd.		—	—	—	144,329	—	—	—	144,329
POSCO Asia Co., Ltd.		2,068,965	221	2,069,186	64,434	182	—	1,673	66,289
POSCO (Thailand) Company Limited		56,210	56	56,266	—	—	—	85	85
Qingdao Pohang Stainless Steel Co., Ltd.		58,502	—	58,502	—	—	—	14	14
POSCO (Suzhou) Automotive Processing Center Co., Ltd.		129,345	1	129,346	—	—	—	—	—
POSCO JAPAN Co., Ltd.		1,270,325	—	1,270,325	19,978	2	—	2,972	22,952
POSCO-India Pune Processing Center. Pvt. Ltd.		119,503	7	119,510	—	—	—	—	—
POSCO MEXICO S.A. DE C.V.		256,014	693	256,707	—	—	—	621	621
POSCO Maharashtra Steel Private Limited		176,425	3,157	179,582	—	—	—	236	236
DAEWOO INTERNATIONAL SINGAPORE PTE LTD		—	—	—	108,179	—	—	—	108,179
Others		558,923	7,569	566,492	92,527	38,843	18,782	77,101	227,253

		11,630,240	42,572	11,672,812	2,724,929	2,665,194	662,271	313,323	6,365,717

Associates and joint ventures
SNNC		1,532	458	1,990	402,639	—	—	—	402,639
POSCO PLANTEC Co., Ltd. (formerly, Sungjin Geotec Co., Ltd.)(*1)		15,028	48	15,076	1,735	65,802	9,781	6,883	84,201
POSCHROME (PROPRIETARY) LIMITED		—	—	—	66,762	—	—	—	66,762
PT. POSMI Steel Indonesia		6,538	—	6,538	—	—	—	—	—
POSK (Pinghu) Steel Processing Center Co., Ltd.		3,786	—	3,786	—	—	—	—	—
POSCO-SAMSUNG-Slovakia Processing Center Co., Ltd.		19,906	—	19,906	—	—	—	—	—
POSCO China Suzhou Processing Center Co., Ltd. (formerly, POSCO-SAMSUNG Suzhou Steel Processing Center Co., Ltd.)		6,429	—	6,429	—	—	—	—	—
Others		546	165	711	3,937	—	—	176	4,113

		53,765	671	54,436	475,073	65,802	9,781	7,059	557,715

	￦	11,684,005	43,243	11,727,248	3,200,002	2,730,996	672,052	320,382	6,923,432

(*1)	Sungjin Geotec Co., Ltd. merged with POSCO Plant Engineering Co., Ltd. and changed its name to POSCO PLANTEC Co., Ltd. in 2013.

77

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2014 and 2013

(b)	The related account balances of significant transactions with related companies as of December 31, 2014 and 2013 are as follows:

1)	December 31, 2014

	Receivables				Payables
(in millions of Won)	Trade accounts and notes receivable		Others	Total	Trade accounts and notes payable	Accounts payable	Others	Total
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION., LTD.	￦	42	71,967	72,009	—	41,878	—	41,878
POSCO Processing & Service		94,790	92	94,882	15,202	867	—	16,069
POSCO COATED & COLOR STEEL Co., Ltd.		69,314	67	69,381	—	5	1,936	1,941
POSCO ICT		13	103	116	920	70,823	5,425	77,168
POSMATE		—	1,673	1,673	600	2,007	4,828	7,435
eNtoB Corporation		—	—	—	12,564	28,432	43	41,039
POSCO CHEMTECH		49,456	4,283	53,739	57,610	9,890	17,864	85,364
POSCO M-TECH		—	37	37	7,311	12,231	22,703	42,245
POSCO ENERGY CO., LTD.		17,326	2,809	20,135	—	—	1,962	1,962
POSCO TMC Co., Ltd.		27,429	30	27,459	—	117	115	232
POSCO AST		44,281	54	44,335	—	2,458	3,364	5,822
POSHIMETAL Co., Ltd.		1,269	14	1,283	—	12,846	—	12,846
Daewoo International Corporation		164,029	3,178	167,207	8	210	1	219
POSCO Specialty Steel Co., Ltd.		822	201,823	202,645	4,800	140	184	5,124
POSCO America Corporation		57,164	—	57,164	—	1,511	—	1,511
POSCO Canada Ltd.		—	—	—	—	4,534	—	4,534
POSCO Asia Co., Ltd.		197,104	221	197,325	10,995	—	—	10,995
POSCO (Thailand) Company Limited		7,407	266	7,673	—	—	—	—
Qingdao Pohang Stainless Steel Co., Ltd.		14,748	41	14,789	—	—	—	—
POSCO JAPAN Co., Ltd.		42,692	89	42,781	344	1,552	—	1,896
POSCO-India Pune Processing Center. Pvt. Ltd.		6,401	5	6,406	—	—	—	—
POSCO MEXICO S.A. DE C.V.		96,800	—	96,800	—	—	—	—
POSCO Maharashtra Steel Private Limited		364,899	7,714	372,613	—	—	—	—
Others		126,474	56,788	183,262	7,239	54,727	1,545	63,511

		1,382,460	351,254	1,733,714	117,593	244,228	59,970	421,791

Associates and jointventures
SNNC		219	125	344	7,017	—	—	7,017
POSCHROME (PROPRIETARY) LIMITED		—	—	—	1,162	—	—	1,162
LLP POSUK Titanium		—	4,235	4,235	—	—	—	—
Others		258	18	276	234	—	—	234

		477	4,378	4,855	8,413	—	—	8,413

	￦	1,382,937	355,632	1,738,569	126,006	244,228	59,970	430,204

78

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2014 and 2013

2)	December 31, 2013

	Receivables				Payables
(in millions of Won)	Trade accounts and notes receivable		Others	Total	Trade accounts and notes payable	Accounts payable	Others	Total
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION., LTD.	￦	40	110,955	110,995	—	105,603	—	105,603
POSCO Processing & Service		103,400	73	103,473	17,914	683	—	18,597
POSCO COATED & COLOR STEEL Co., Ltd.		69,260	65	69,325	—	59	1,434	1,493
POSCO ICT		75	123	198	—	51,247	—	51,247
POSMATE		489	1,533	2,022	141	3,274	1,058	4,473
eNtoB Corporation		—	—	—	8,057	10,311	—	18,368
POSCO CHEMTECH		46,943	4,313	51,256	35,829	6,983	8,663	51,475
POSCO M-TECH		18	28	46	12,020	21,326	10,799	44,145
POSCO ENERGY CO., LTD.		14,733	2,894	17,627	—	421	—	421
POSCO TMC Co., Ltd.		20,510	26	20,536	—	16	50	66
POSCO AST		85,501	53	85,554	—	3,004	5,238	8,242
POSHIMETAL Co., Ltd.		1,721	12	1,733	—	12,624	—	12,624
Daewoo International Corporation		148,383	878	149,261	9,319	—	—	9,319
POSCO America Corporation		57,554	—	57,554	—	—	—	—
POSCO Canada Ltd.		—	—	—	12,323	—	—	12,323
POSCO Asia Co., Ltd.		134,602	142	134,744	2,063	—	—	2,063
POSCO (Thailand) Company Limited		6,052	7	6,059	—	—	—	—
Qingdao Pohang Stainless Steel Co., Ltd.		3,329	—	3,329	—	—	—	—
POSCO JAPAN Co., Ltd.		73,992	—	73,992	862	108	1	971
POSCO-India Pune Processing Center. Pvt. Ltd.		8,117	—	8,117	—	—	—	—
POSCO MEXICO S.A. DE C.V.		100,016	76	100,092	—	—	—	—
POSCO Maharashtra Steel Private Limited		55,392	3,218	58,610	—	—	—	—
Others		54,357	8,887	63,244	6,523	15,421	1,647	23,591

		984,484	133,283	1,117,767	105,051	231,080	28,890	365,021

Associates and jointventures
SNNC		140	40	180	16,669	—	—	16,669
POSCO PLANTEC Co., Ltd. (formerly, Sungjin Geotec Co., Ltd.)		879	46	925	353	—	—	353
POSCHROME (PROPRIETARY) LIMITED		—	67	67	—	—	—	—
LLP POSUK Titanium		—	4,066	4,066	—	—	—	—
Others		—	17	17	319	2	—	321

		1,019	4,236	5,255	17,341	2	—	17,343

	￦	985,503	137,519	1,123,022	122,392	231,082	28,890	382,364

(c)	For the years ended December 31, 2014 and 2013, details of compensation to key management officers were as follows:

(in millions of Won)	2014		2013
Short-term benefits	￦	31,984	31,332
Long-term benefits		12,387	8,004
Retirement benefits		6,354	6,296

	￦	50,725	45,632

Key management officers include directors (including non-standing directors), executive officials and fellow officials who have significant influence and responsibilities in the Company’s business and operations.

79

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2014 and 2013

38. Commitments and Contingencies

(a)	Contingent liabilities

Contingent liabilities may develop in a way not initially expected. Therefore, management continuously assesses contingent liabilities to determine whether an outflow of resources embodying economic benefits has become probable. If it becomes probable that an outflow of future economic benefits will be required for an item previously dealt with as a contingent liability, a provision is recognized in the financial statements of the period in which the change in probability occurs (except in the extremely rare circumstances where no reliable estimate can be made).

The management makes estimates and assumptions that affect disclosures of commitments and contingencies. All estimates and assumptions are based on the evaluation of current circumstances and appraisals with the supports of internal specialists or external consultants.

The management regularly analyzes current information about these matters and provides for probable contingent losses including the estimate of legal expense to resolve the matters. Internal and external lawyers are used for these assessments. In making the decision regarding the need for provisions, management considers whether the Company has an obligation as a result of a past event, whether it is probable that an outflow or cash or other resources embodying economic benefits will be required to settle the obligation and the ability to make a reliable estimate of the amount of obligation.

(b)	Commitments

The Company entered into long-term contracts to purchase iron ore, coal, nickel and others. The contracts of iron ore and coal generally have terms of more than three years and the contracts of nickel have terms of more than one year. These contracts provide for periodic price adjustments based on the market price. As of December 31, 2014, 137 million tons of iron ore and 32 million tons of coal remained to be purchased under such long-term contracts.

The Company entered into an agreement with Tangguh Liquefied Natural Gas (LNG) Consortium in Indonesia to purchase 550 thousand tons of LNG annually for 20 years commencing in August 2005. The purchase price is subject to change, based on changes of the monthly standard oil price (JCC) and with a price ceiling.

As of December 31, 2014, the Company entered into commitments with Korea National Oil Corporation for long-term foreign currency borrowings, which enables the Company to borrow up to the amount of USD 6.86 million, USD 6.58 million and USD 4.12 million. The borrowings are related to the Company’s exploration of gas hydrates in Aral Sea, Uzbekistan, the exploration of gas hydrates in Namangan-Chust and the exploration of gas hydrates in Western Fergana-Chenavard, respectively. The repayment of the borrowings depends on the success of the projects. The Company is not liable for the repayment of full or part of the amount borrowed if the respective projects fail. The Company has agreed to pay a certain portion of its profits under certain conditions, as defined by the borrowing agreements.

(c) As of December 31, 2014, the Company has provided two blank checks to Korea Resources Corporation as collateral for long-term domestic borrowings, and has provided six blank promissory notes and three blank checks to Korea National Oil Corporation as collateral for long-term foreign currency borrowings.

80

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2014 and 2013

(d)	Litigation in progress

1)	Civil lawsuits with Nippon Steel & Sumitomo Metal Corporation

During the year ended December 31, 2012, Nippon Steel & Sumitomo Metal Corporation filed a civil lawsuit in the Tokyo District Court of Japan against POSCO and POSCO Japan Co., Ltd., a subsidiary of POSCO, to prohibit production and sales of grain oriented electrical steel sheets using improperly acquired trade secrets and seeking compensation from the Company of ￦907.3 billion. Through trials up to December 31, 2014, the Company submitted its responses that the Japan court did not have jurisdiction on this lawsuit as it should be judged by Korean law and the Company developed grain oriented electrical steel sheets using the Company’s own technologies. As of December 31, 2014, the court has not made any judgments on this matter. Since the Company does not believe that it has any present obligation, the Company has not recorded any provision for this lawsuit as of December 31, 2014.

2)	Other lawsuits and claims

The Company is involved in 38 other lawsuits and claims for alleged damages aggregating to ￦87.2 billion as defendant as of December 31, 2014, which arose in the ordinary course of business. The Company has recognized provisions amounting to ￦400 million for 1 lawsuit based on its reliable estimate of outflow of resources. However, the Company has not recognized any provisions for other 38 lawsuits and claims since the Company believes that it does not have a present obligation as of December 31, 2014.

(e)	The Company has provided a supplemental funding agreement, as the largest shareholder, as requested from the creditors, including Norddeutsche Landesbank, for seamless funding to the construction of new power plant by POSCO Energy Co., Ltd.

81

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2014 and 2013

39. Cash Flows from Operating Activities

Changes in operating assets and liabilities for the years ended December 31, 2014 and 2013 were as follows:

(in millions of Won)	2014		2013
Trade accounts and notes receivable, net	￦	213,875	679,054
Other accounts receivable		(84,958)	68,281
Advance payments		(4,956)	1,162
Prepaid expenses		(317)	18,502
Inventories		136,875	860,472
Long-term guarantee deposits		(297)	(616)
Other long-term assets		—	(1,120)
Trade accounts payable and notes payable		42,711	(242,871)
Other accounts payable		(65,758)	(367,521)
Accrued expenses		104,423	(119,505)
Advances received		67,968	(23,575)
Withholdings		2,513	(5,058)
Unearned revenue		(385)	(4,427)
Other long-term liabilities		8,109	(1,069)
Derivatives liabilities		(36,964)	—
Payment severance benefits		(84,600)	(70,170)
Plan assets		(100,285)	(103,559)

	￦	197,954	687,980

40. Non-Cash Transactions

Significant non-cash transactions for the years ended December 31, 2014 and 2013 were as follows:

(in millions of Won)	2014		2013
Construction-in-progress transferred to other accounts	￦	3,562,232	2,501,603
Acquisition of short-term financial statements through issuance of treasury stocks		—	804,496
Financial guarantee liabilities		7,730	20,812
Investment in subsidiaries transferred to assets held for sale		468,443	1,304
Available-for-sale investment transferred to assets held for sale		580,062	—
Investments in subsidiary by contribution of property, plant and equipment		558,915	—

82

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2014 and 2013

Notice to Readers

This report is annexed in relation to the audit of the separate financial statements as of December 31, 2014 and the review of internal accounting control system pursuant to Article 2-3 of the Act on External Audit for Joint-stock Companies of the Republic of Korea.

83

Independent Auditors’ Review Report on Internal Accounting Control System

English Translation of a Report Originally Issued in Korean

To the President of

POSCO:

We have reviewed the accompanying Report on the Operations of Internal Accounting Control System (“IACS”) of POSCO (the “Company”) as of December 31, 2014. The Company’s management is responsible for designing and maintaining effective IACS and for its assessment of the effectiveness of IACS. Our responsibility is to review management’s assessment and issue a report based on our review. In the accompanying report of management’s assessment of IACS, the Company’s management stated: “Based on the assessment on the operations of the IACS, the Company’s IACS has been effectively designed and is operating as of December 31, 2014, in all material respects, in accordance with the IACS Framework issued by the Internal Accounting Control System Operation Committee.”

We conducted our review in accordance with IACS Review Standards, issued by the Korean Institute of Certified Public Accountants. Those Standards require that we plan and perform the review to obtain assurance of a level less than that of an audit as to whether Report on the Operations of Internal Accounting Control System is free of material misstatement. Our review consists principally of obtaining an understanding of the Company’s IACS, inquiries of company personnel about the details of the report, and tracing to related documents we considered necessary in the circumstances. We have not performed an audit and, accordingly, we do not express an audit opinion.

A company’s IACS is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in conformity with Korean International Financial Reporting Standards. Because of its inherent limitations, however, IACS may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on our review, nothing has come to our attention that Report on the Operations of Internal Accounting Control System as of December 31, 2014 is not prepared in all material respects, in accordance with IACS Framework issued by the Internal Accounting Control System Operation Committee.

This report applies to the Company’s IACS in existence as of December 31, 2014. We did not review the Company’s IACS subsequent to December 31, 2014. This report has been prepared for Korean regulatory purposes, pursuant to the External Audit Law, and may not be appropriate for other purposes or for other users.

Seoul, Korea

February 25, 2015

84

Report on the Operations of Internal Accounting Control System

English Translation of a Report Originally Issued in Korean

Report on the Operations of Internal Accounting Control System

To the Board of Directors and Audit Committee of POSCO:

I, as the Internal Accounting Control Officer ( “IACO” ) of POSCO ( the “Company” ), have assessed the status of the design and operations of the Company’s internal accounting control system ( “IACS” ) as of December 31, 2014.

The Company’s management, including IACO, is responsible for the design and operations of its IACS. I, as the IACO, have assessed whether the IACS has been effectively designed and is operating to prevent and detect any error or fraud which may cause any misstatement of the financial statements, for the purpose of establishing the reliability of financial statement preparation and presentation for external uses. I, as the IACO, applied the IACS Standards established by the IACS Operations Committee for the assessment of design and operations of the IACS.

Based on the assessment of the operations of the IACS, the Company’s IACS has been effectively designed and is operating as of December 31, 2014, in all material respects, in accordance with the IACS Standards issued by the IACS Operations Committee.

January 27, 2015

Kwon, Oh-Joon, Chief Executive Officer

Lee, Young-Hoon, Internal Accounting Control Officer

85